As filed with the Securities and Exchange Commission on May 12, 2016

Registration No. 333-210320

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Baxalta Incorporated

(Exact name of Registrant as specified in its charter)

Delaware	2834	47-1869689
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1200 Lakeside Drive

Bannockburn, Illinois 60015

224-940-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Peter G. Edwards

1200 Lakeside Drive

Bannockburn, Illinois 60015

224-940-2000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

David A. Schuette Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 312-701-7363	David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 212-735-3000

Approximate date of commencement of proposed sale of the securities to the public: As promptly as practicable after the filing of this registration statement and other conditions to the commencement of the exchange offer described herein have been satisfied or, where permissible, waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus may change. Baxter International Inc. may not complete the exchange offer and the securities being registered may not be exchanged or distributed until the registration statement filed with the Securities and Exchange Commission of which this prospectus forms a part is effective. This prospectus is not an offer to sell or exchange these securities and Baxter International Inc. is not soliciting offers to buy or exchange these securities in any jurisdiction where the exchange offer or sale is not permitted.

BAXTER INTERNATIONAL INC.

Offer to Exchange up to 13,360,527 Shares of Common Stock of

BAXALTA INCORPORATED

Which Are Owned by Baxter International Inc. for Outstanding Shares of Common Stock of

BAXTER INTERNATIONAL INC.

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MAY 18, 2016 UNLESS THE EXCHANGE OFFER IS EXTENDED OR TERMINATED.

Baxter International Inc. (Baxter) is offering to exchange (the exchange offer) up to 13,360,527 shares of common stock (Baxalta common stock) of Baxalta Incorporated (Baxalta) in the aggregate for outstanding shares of common stock of Baxter (Baxter common stock) that are validly tendered and not validly withdrawn.

For each $100 of Baxter common stock tendered by you and accepted in the exchange offer, you will receive approximately $107.52 of Baxalta common stock, subject to an upper limit of 1.4026 shares of Baxalta common stock per share of Baxter common stock. The exchange offer does not provide for a lower limit or minimum exchange ratio. IF THE UPPER LIMIT IS IN EFFECT, YOU MAY RECEIVE LESS THAN $107.52 OF BAXALTA COMMON STOCK FOR EACH $100 OF BAXTER COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

The average value of the two stocks will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices (VWAPs), as determined by Baxter, of Baxter common stock (the Average Baxter Price) and Baxalta common stock (the Average Baxalta Price) on the New York Stock Exchange (NYSE) during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer (the Averaging Dates and this three-day period, the Averaging Period), which are currently expected to be May 12, 13 and 16, 2016. See “The Exchange Offer—Terms of the Exchange Offer.”

Baxter common stock and Baxalta common stock are listed on the NYSE under the symbols “BAX” and “BXLT,” respectively. The reported last sales prices of Baxter common stock and Baxalta common stock on the NYSE on April 20, 2016 were $43.26 and $40.66 per share, respectively. The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on April 20, 2016, based on the VWAPs of Baxter common stock and Baxalta common stock on April 18, 19 and 20, 2016, would have provided for 1.1311 shares of Baxalta common stock to be exchanged for each share of Baxter common stock accepted.

Subject to any voluntary extension by Baxter of the exchange offer period or any extension mandated by applicable law, the final exchange ratio will be announced by 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer (currently expected to be May 18, 2016). At such time, the final exchange ratio will also be available at www.dfking.com/bax and from the information agent, D.F. King & Co., Inc., at 48 Wall Street, New York, NY 10005 or by calling 1-800-622-1649 (toll-free in the United States) or 1-212-269-5550 (for banks and brokers). Baxter will announce whether the upper limit on the number of shares of Baxalta common stock that can be received for each share of Baxter common stock tendered is in effect at the expiration of the exchange offer, through www.dfking.com/bax and by press release, no later than 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer. Commencing on the third day of the exchange offer, indicative exchange ratios (calculated in the manner described in this prospectus) will also be available on that website and from the information agent.

You should read carefully the terms and conditions of the exchange offer described in this prospectus. None of Baxter, Baxalta or any of their respective directors or officers, the dealer manager, the information agent or the exchange agent makes any recommendation as to whether you should tender all, some or none of your shares of Baxter common stock. You must make your own decision after reading this document and consulting with your advisors.

Baxter’s obligation to exchange shares of Baxalta common stock for shares of Baxter common stock is subject to the conditions listed under “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

See “Risk Factors” beginning on page 30 for a discussion of factors that you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be exchanged under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The dealer manager for the exchange offer is:

J.P. Morgan

The date of this prospectus is May 12, 2016.

This prospectus incorporates by reference important business and financial information about Baxter from documents filed with the Securities and Exchange Commission (the SEC) that have not been included herein or delivered herewith. This information is available without charge at the website that the SEC maintains at www.sec.gov, as well as from other sources. See “Incorporation by Reference.” In addition, you may ask any questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference into this prospectus by Baxter, without charge, upon written or oral request to the information agent, D.F. King & Co., Inc., at 48 Wall Street, New York, NY 10005 or by calling 1-800-622-1649 (toll-free in the United States) or 1-212-269-5550 (for banks and brokers). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Baxter common stock or Baxalta common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. stockholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Baxter common stock or Baxalta common stock that may apply in their home countries. Baxter, Baxalta and the dealer manager cannot provide any assurance about whether such limitations exist.

Presentation of Information

As used in this prospectus, unless the context requires otherwise, (i) references to “Baxter,” “Baxter International,” and “Baxter International Inc.” refer to Baxter International Inc. and its consolidated subsidiaries (after giving effect to the separation and distribution of Baxalta Incorporated) and (ii) references to “Baxalta,” “Baxalta Incorporated,” “the company,” “we,” “us” or “our” refer to Baxalta Incorporated and its consolidated subsidiaries.

“Combined company” or “combined company” refers collectively to Baxalta and Shire plc following the completion of our proposed merger with Shire plc.

“Distribution” or “distribution” refers to the distribution by Baxter on July 1, 2015 of approximately 80.5% of the shares of Baxalta common stock to stockholders of Baxter.

“Separation” or “separation” refers to the separation of the biopharmaceuticals business from Baxter and the creation of an independent, publicly traded company holding the biopharmaceuticals business through a distribution of shares of Baxalta common stock to the stockholders of Baxter.

“Spin-off” or “spin-off” refers to the contribution of property by Baxter in one or more transfers to Baxalta in exchange for shares of Baxalta common stock, cash, and the assumption of certain liabilities, together with the distribution.

See “Glossary of Scientific Terms” for definitions of certain scientific terms used in the prospectus.

ii

INCORPORATION BY REFERENCE

The SEC allows certain information to be “incorporated by reference” into this prospectus by Baxter, which means that Baxter can disclose important information to you by referring you to another document it has separately filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Baxter has previously filed with the SEC. These documents contain important information about Baxter, its business, financial condition and results of operations:

Baxter SEC Filings

•	Baxter’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on February 26, 2016;

•	Baxter’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016 filed with the SEC on May 6, 2016; and

•	Baxter’s Current Reports on Form 8-K filed with the SEC on January 11, 2016, February 2, 2016 (solely with respect to the Current Report on Form 8-K relating to the termination of Baxter’s 364-Day Credit Agreement), March 24, 2016, March 28, 2016, April 27, 2016, May 4, 2016, May 5, 2016 and May 11, 2016.

All documents filed by Baxter pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), from the date of this prospectus to the date that this offering is terminated or expires shall also be deemed to be incorporated into this prospectus by reference (except for any information therein which has been furnished rather than filed). Subsequent filings with the SEC will automatically modify and supersede the information in this prospectus.

Documents incorporated by reference are available without charge, upon written or oral request to the information agent, D.F. King & Co., Inc., at 48 Wall Street, New York, NY 10005 or by calling 1-800-622-1649 (toll-free in the United States) or 1-212-269-5550 (for banks and brokers). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

Where You Can Find More Information About Baxter and Baxalta

Baxter and Baxalta file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Baxter and Baxalta file electronically with the SEC. The address of that website is www.sec.gov.

Baxalta has filed a registration statement on Form S-4 under the Securities Act, of which this prospectus forms a part, to register with the SEC the shares of Baxalta common stock to be exchanged in the exchange offer to be offered to Baxter stockholders whose shares of Baxter common stock are accepted for exchange. Baxter will file a Tender Offer Statement on Schedule TO with the SEC with respect to the exchange offer. This prospectus constitutes Baxter’s offer to exchange, in addition to being a prospectus of Baxalta. This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information pertaining to Baxter, Baxter common stock, Baxalta and Baxalta common stock, reference is made to the registration statement and its exhibits. Statements contained in this prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to within this prospectus or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this prospectus is qualified in its entirety by reference to the underlying documents.

Where You Can Find More Information About Shire

On January 11, 2016, Baxalta announced that it had reached an agreement (merger agreement) with Shire plc (Shire), pursuant to which Shire would acquire Baxalta (the merger), subject to the satisfaction or waiver of certain conditions described elsewhere in this prospectus. See “Summary—The Merger Agreement with Shire.” Shire is also subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, files annual, quarterly and current reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s Public Reference Room and by accessing the website of the SEC referred to above. On April 18, 2016, Shire filed a proxy statement/prospectus with the SEC with respect to the merger. The proxy statement/prospectus has been declared effective by the SEC. See “Summary—The Merger Agreement with Shire—Information About Shire.”

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Baxter has decided to pursue the exchange offer for all or a portion of its remaining interest in Baxalta, consisting of 13,360,527 shares of Baxalta common stock, which represents approximately 2.0% of the outstanding common stock of Baxalta. Following the exchange offer, if Baxter disposes of all of the remaining shares of Baxalta common stock held by it in the exchange offer, Baxalta will be wholly independent from Baxter, except that certain agreements between Baxter and Baxalta will remain in place. See “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter.” The following are answers to common questions about the exchange offer.

1.	Why did Baxter choose an exchange offer as the way to dispose of all or a portion of its remaining interest in Baxalta?

Baxter believes that the exchange offer, also referred to as the “split-off,” is a tax-efficient way to divest all or a portion of its remaining interest in Baxalta. The split-off is expected to qualify as a tax-free transaction to Baxter and its stockholders under Sections 355 and 361 of the Internal Revenue Code of 1986, as amended (the Code). You are urged to read carefully the discussion in “U.S. Federal Income Tax Consequences” and to consult your own tax advisor regarding the consequences to you of the exchange offer and the merger.

Baxter and Baxalta also have significantly different competitive strengths and operating strategies. The exchange offer is an efficient means of placing Baxalta common stock with holders of Baxter common stock who wish to directly own an interest in Baxalta.

2.	What are the main ways that the relationship between Baxalta and Baxter will change after the exchange offer is completed?

Following the completion of the exchange offer, if Baxter disposes of all of the remaining shares of Baxalta common stock held by it in the exchange offer, Baxter will no longer have any ownership interest in Baxalta and will not be able to seek to influence Baxalta’s policies or strategies as a stockholder. Baxalta will remain subject to its agreements with Baxter, as described in “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter.”

3.	Who will receive dividends on Baxalta common stock or Baxter common stock, as applicable, declared prior to the completion of the exchange offer?

The declaration and payment of dividends to holders of Baxalta common stock is at the discretion of Baxalta’s Board of Directors in accordance with applicable law after taking into account various factors.

If the record date for a dividend precedes the expiration date of the exchange offer, holders of shares distributed in the exchange offer will not participate in such dividend, but will have the right to participate in any dividends distributed after completion of the exchange offer to the extent they hold the Baxalta shares on the relevant record date. On May 10, 2016, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock, payable on July 1, 2016 to stockholders of record as of June 10, 2016. If the merger with Shire is completed on or prior to June 10, 2016, you will not receive the dividend declared on May 10, 2016. See “Dividend Policy.”

In addition, on May 3, 2016, Baxter’s Board of Directors declared a quarterly cash dividend of $0.13 per share of common stock, payable on July 1, 2016 to stockholders of record as of June 3, 2016. As a result, stockholders who tender shares of Baxter common stock will not receive the dividend declared on May 3, 2016 with respect to such tendered shares.

4.	Who may participate in the exchange offer and will it be extended outside the United States?

Any U.S. holder of Baxter common stock during the exchange offer period, which will be at least 20 business days, may participate in the exchange offer, including directors and officers of Baxalta and its subsidiaries, and, subject to compliance with Baxter’s Securities Trading Policy, the directors and officers of Baxter and its subsidiaries. This includes for the account of current or former Baxter employees: (i) shares held within the Baxter common stock fund investment alternative in the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Incentive Investment Plan) or the Baxter Healthcare of Puerto Rico Savings and Investment Plan (collectively, the Savings Plans) and (ii) shares held within the self-managed account investment alternative within the Incentive Investment Plan.

Although Baxter will deliver this prospectus to its stockholders to the extent required by U.S. law, including stockholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Baxter common stock or Baxalta common stock in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Baxter has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange Baxter common stock for Baxalta common stock outside the United States but may take steps to facilitate such tenders. Therefore, the ability of any non-U.S. person to tender Baxter common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for Baxter or Baxalta to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

All tendering stockholders are deemed to make certain representations by executing the letter of transmittal, including, in the case of non-U.S. stockholders, as to the availability of an exemption under their home country laws that would allow them to participate in the exchange offer without the need for Baxter or Baxalta to take any action to facilitate a public offering in that country or otherwise. Baxter will rely on those representations and, unless the exchange offer is terminated, plans to accept shares tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

All holders who are tendering shares allocable to their respective Savings Plans accounts should follow the special instructions provided to them by their applicable plan administrator. Such participants may direct the applicable plan administrator through the designated website to tender all, some or none of the shares of Baxter common stock allocable to their Savings Plan accounts, subject to certain limitations. To allow sufficient time for the tender of shares, tendering holders must provide the plan administrator through the designated website with the requisite directions by 4:00 p.m., New York City time, on May 17, 2016, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of your direction may also be extended.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Baxter common stock or Baxalta common stock that may apply in their home countries. Baxter, Baxalta and the dealer manager cannot provide any assurance about whether such limitations exist.

5.	How many shares of Baxalta common stock will I receive for my shares of Baxter common stock accepted in the exchange offer?

Unless the upper limit discussed below is in effect, the exchange offer is designed to permit you to exchange your shares of Baxter common stock for shares of Baxalta common stock so that for each $100 of your Baxter common stock accepted in the exchange offer, you will receive approximately $107.52 of Baxalta common stock based on the calculated per-share values determined by reference to the simple arithmetic average of the daily volume-weighted average prices (VWAPs) for Baxter common stock (the Average Baxter Price) and Baxalta common stock (the Average Baxalta Price) on the NYSE during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer (the Averaging Dates, and this three-day period, the Averaging Period), which are currently expected to be May 12, 13 and 16, 2016. The $100 value of Baxter common stock and approximate $107.52 value of Baxalta common stock will be determined as of the last day of the Averaging Period.

Please note, however, that the number of shares you can receive is subject to an upper limit of 1.4026 shares of Baxalta common stock for each share of Baxter common stock accepted in the exchange offer. If the upper limit is in effect, you may receive less than $107.52 of Baxalta common stock for each $100 of Baxter common stock that you tender, based on the Average Baxter Price and Average Baxalta Price, and you could receive much less. The exchange offer does not provide for a lower limit or minimum exchange ratio. In addition, because the exchange offer is subject to proration, the number of shares of Baxter common stock Baxter accepts in the exchange offer may be less than the number of shares you tender.

Baxter will announce whether the upper limit on the number of shares of Baxalta common stock that can be received for each share of Baxter common stock tendered is in effect, through www.dfking.com/bax and by press release, no later than 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer (currently expected to be May 18, 2016). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit and you will receive 1.4026 shares of Baxalta common stock for each share of Baxter common stock accepted in the exchange offer.

6.	If the merger is consummated, what will happen to the Baxalta common stock I receive in the exchange offer?

If the merger is consummated, each share of Baxalta common stock will be canceled and converted into the right to receive both (i) $18.00 in cash and (ii) 0.1482 of an American Depositary Share of Shire (the Shire ADS, and together with Shire ordinary shares, the Shire Securities). For additional information regarding the merger agreement and other agreements relating to the merger, see “The Transactions—The Proposed Merger—Merger Agreement” and “Business—The Proposed Merger.”

Because the record date for the special meeting of the stockholders of Baxalta to approve the merger has already occurred, you will not be entitled to vote on the merger with Shire with respect to shares of Baxalta common stock you receive in the exchange offer.

7.	What is the upper limit on the number of shares of Baxalta common stock I can receive for each share of Baxter common stock that I tender and why is there an upper limit?

The number of shares you can receive is subject to an upper limit of 1.4026 shares of Baxalta common stock for each share of Baxter common stock accepted in the exchange offer. If the upper limit is in effect, you may receive less than $107.52 of Baxalta common stock for each $100 of Baxter common stock that you tender, based on the Average Baxter Price and Average Baxalta Price, and you could receive much less.

This upper limit represents a 25% discount for shares of Baxalta common stock based on the simple arithmetic average of the daily VWAPs of shares of Baxter common stock and Baxalta common stock on the NYSE on April 18, 19 and 20, 2016 (the three trading days immediately preceding the date of the commencement of the exchange offer). Baxter set this upper limit to ensure that any unusual or unexpected decrease in the trading price of Baxalta common stock (relative to the trading price of Baxter common stock) during the exchange offer period, would not result in an unduly high number of shares of Baxalta common stock being exchanged for each share of Baxter common stock accepted in the exchange offer.

8.	What will happen if the upper limit is in effect?

Baxter will announce whether the upper limit on the number of shares of Baxalta common stock that can be received for each share of Baxter common stock tendered is in effect, through www.dfking.com/bax and by press release, no later than 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer (currently expected to be May 18, 2016). If the upper limit is in effect, then the final exchange ratio will be fixed at the upper limit and you will receive 1.4026 shares of Baxalta common stock for each share of Baxter common stock accepted in the exchange offer. If the upper limit is in effect, you may receive less than $107.52 of Baxalta common stock for each $100 of Baxter common stock that you tender, based on the Average Baxter Price and Average Baxalta Price, and you could receive much less.

9.	How are the Average Baxter Price and the Average Baxalta Price determined for purposes of calculating the number of shares of Baxalta common stock to be received for each share of Baxter common stock accepted in the exchange offer?

The Average Baxter Price and the Average Baxalta Price for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of shares of Baxter common stock and Baxalta common stock, respectively, on the NYSE during the Averaging Period (the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer). Baxter will determine the simple arithmetic average of the daily VWAPs of each stock, and such determination will be final. The Averaging Period of the exchange offer period is currently expected to be May 12, 13 and 16, 2016. If the upper limit is in effect, you will receive 1.4026 shares of Baxalta common stock for each share of Baxter common stock accepted in the exchange offer, and the Average Baxter Price and Average Baxalta Price will no longer affect the exchange ratio.

10.	What is the daily volume-weighted average price or VWAP?

The daily VWAPs for shares of Baxter common stock or Baxalta common stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “BAX UN<Equity>AQR” with respect to Baxter common stock and “BXLT UN<Equity>AQR” with respect to Baxalta common stock (or any other recognized quotation source selected by Baxter in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. Baxter will determine the simple arithmetic average of the daily VWAPs of each stock, and such determination will be final.

11.	How and when will I know the final exchange ratio?

The final exchange ratio showing the number of shares of Baxalta common stock that you will receive for each share of Baxter common stock accepted in the exchange offer will be announced by press release by 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer (currently expected to be May 18, 2016). At such time, the final exchange ratio will also be available at www.dfking.com/bax. In addition, as described below, you may also contact the information agent to obtain indicative exchange ratios (prior to the time the final exchange ratio becomes available) and the final exchange ratio (after the time the final exchange ratio becomes available) at its toll-free number provided on the back cover of this prospectus.

12.	Will indicative exchange ratios be provided during the exchange offer period?

Yes. A website will be maintained at www.dfking.com/bax that will provide the daily VWAPs of both Baxter common stock and Baxalta common stock during the exchange offer. You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.

Prior to the Averaging Period, commencing on the third trading day of the exchange offer, the website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Baxter common stock and Baxalta common stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Baxter common stock and Baxalta common stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.

During the first two days of the Averaging Period, the website will provide indicative exchange ratios that will be calculated based on the Average Baxter Price and Average Baxalta Price, as calculated by Baxter based on data as reported by Bloomberg L.P. (or any other recognized quotation source selected by Baxter in its sole discretion if such pages are not available or are manifestly erroneous). The website will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Baxter common stock and Baxalta common stock for that first day of the Averaging Period and (ii) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Baxter common stock and Baxalta common stock for the first and second day of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated on the website each day by 4:30 p.m., New York City time. The final exchange ratio will be announced by press release and be available on the website by 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer (currently expected to be May 18, 2016).

In addition, a table indicating the number of shares of Baxalta common stock that you would receive per share of Baxter common stock, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the daily VWAPs of Baxter common stock and Baxalta common stock during the Averaging Period is provided herein for purposes of illustration. See “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio.”

13.	What if the trading market in shares of either Baxter common stock or Baxalta common stock is disrupted on one or more days during the Averaging Period?

If a market disruption event (as defined below under “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio”) occurs with respect to shares of Baxter common stock or Baxalta common stock on any day during the Averaging Period, the simple arithmetic average stock price of Baxter common stock and Baxalta common stock will be determined using the daily VWAPs of shares of Baxter common stock and Baxalta common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, Baxter decides to extend the exchange offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs, Baxter may terminate the exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the exchange offer. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

14.	Are there circumstances under which I would receive fewer shares of Baxalta common stock than I would have received if the exchange ratio were determined using the closing prices of the shares of Baxter common stock and Baxalta common stock on the expiration date of the exchange offer?

Yes. For example, if the trading price of shares of Baxter common stock were to increase during the last two trading days of the exchange offer period (currently expected to be May 17, 2016 and May 18, 2016), the Average Baxter Price would likely be lower than the closing price of shares of Baxter common stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Baxalta common stock for each $100 of Baxter common stock than you would have if the Average Baxter Price were calculated on the basis of the closing price of shares of Baxter common stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer. Similarly, if the trading price of Baxalta common stock were to decrease during the last two trading days of the exchange offer, the Average Baxalta Price would likely be higher than the closing price of shares of Baxalta common stock on the expiration date of the exchange offer. This could also result in your receiving fewer shares of Baxalta common stock for each $100 of Baxter common stock than you would otherwise receive if the Average Baxalta Price were calculated on the basis of the closing price of shares of Baxalta common stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer.

15.	Will I receive any fractional shares of Baxalta common stock in the exchange offer?

No. Fractional shares of Baxalta common stock will not be distributed in the exchange offer. Instead, you will receive cash in lieu of a fractional share. The exchange agent, acting as agent for the Baxter stockholders otherwise entitled to receive a fractional share of Baxalta common stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of those stockholders. The distribution of fractional share proceeds will take longer than the distribution of shares of Baxalta common stock. As a result, stockholders will not receive fractional share proceeds at the same time they receive shares of Baxalta common stock.

Holders who are tendering shares allocable to their applicable Savings Plans accounts should note that their accounts do not hold shares (including any fractional shares), given the unitized nature of the Savings Plans’ stock funds, and such holders should refer to the special instructions provided to them by their applicable plan administrator for more information.

16.	Will all the shares of Baxter common stock that I tender be accepted in the exchange offer?

Not necessarily. The maximum number of shares of Baxter common stock that will be accepted if the exchange offer is completed will be equal to 13,360,527 shares of Baxalta common stock held by Baxter divided by the final exchange ratio (which will be subject to the upper limit) and could be up to all of the outstanding shares of Baxter common stock. Therefore, as illustrated in more detail below in response to Question 18 and in the table set forth in “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio,” the maximum number of shares of Baxter common stock that will be accepted and acquired by Baxter depends on the Average Baxter Price, the Average Baxalta Price and whether the upper limit is in effect. Depending on the number of shares of Baxter common stock validly tendered in the exchange offer and not validly withdrawn, and the Average Baxter Price and Average Baxalta Price, Baxter may have to limit the number of shares of Baxter common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described under “The Exchange Offer—Terms of the Exchange Offer—Proration; Odd-Lots.”

17.	Are there any conditions to Baxter’s obligation to complete the exchange offer?

Yes. Baxter is not required to complete the exchange offer unless the conditions described under “The Exchange Offer—Conditions to Completion of the Exchange Offer” are satisfied or, where permissible, waived before the expiration of the exchange offer. For example, Baxter is not required to complete the exchange offer unless, among other things, the private letter ruling from the Internal Revenue Service (IRS), regarding certain U.S. federal income tax consequences of the distribution by Baxter on July 1, 2015 of approximately 80.5% of the shares of Baxalta common stock to stockholders of Baxter and certain related transactions, remains in full force and effect and has not been revoked in whole or in part. Baxter may waive any or all of the conditions to the exchange offer, subject to limited exceptions. Baxalta has no right to waive any of the conditions to the exchange offer.

18.	How many shares of Baxter common stock will Baxter acquire if the exchange offer is completed?

The number of shares of Baxter common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of Baxter common stock validly tendered and not validly withdrawn. The maximum number of shares of Baxter common stock that will be accepted if the exchange offer is completed will be equal to 13,360,527 shares of Baxalta common stock that Baxter offers to exchange hereby divided by the final exchange ratio (which will be subject to the upper limit) and could be up to all of the outstanding shares of Baxter common stock. Accordingly, the largest possible number of shares of Baxter common stock that will be accepted equals 13,360,527 divided by the final exchange ratio. For example, assuming that the final exchange ratio is 1.1311 (the indicative exchange ratio based on the daily VWAPs of Baxter common stock and Baxalta common stock on April 18, 19 and 20, 2016), then Baxter would accept up to 11,811,976 shares of Baxter common stock. If, on the other hand, the upper limit is in effect, then the final exchange ratio would be 1.4026 and Baxter would accept up to 9,525,543 shares of Baxter common stock. A table indicating the maximum number of shares of Baxter common stock that will be accepted by Baxter in the exchange offer assuming a range of averages of the daily VWAPs of Baxter common stock and Baxalta common stock during the Averaging Period is provided herein for purposes of illustration. See “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio.”

19.	What happens if the number of shares of Baxter common stock that are tendered does not result in Baxter exchanging all of the shares of Baxalta common stock held by it?

In that case, following the completion of the exchange offer, Baxter will continue to hold shares of Baxalta common stock not distributed in the exchange offer. Baxter has informed Baxalta that Baxter intends to, prior to or following the completion of the exchange offer, make a contribution to Baxter’s U.S. pension fund or distribute as a special dividend to all Baxter stockholders, on a pro rata basis, some or all of its remaining shares of Baxalta common stock prior to any Shire or Baxalta shareholder vote with respect to the merger, which are expected to be taken at meetings held on May 27, 2016, and, in any event, during the 18-month period following the distribution on July 1, 2015. Baxter is currently in the process of finalizing a contribution of 17,145,570 shares of Baxalta common stock to its U.S. pension fund. To the extent Baxter holds any Baxalta common stock or Shire Securities received in exchange for such common stock pursuant to the merger at the end of the 18-month period, as the case may be, Baxter has advised us that it will dispose of such stock in one or more transactions (including potentially through underwritten equity offerings) as soon as practicable thereafter, taking into account market conditions and its business judgment, but in no event later than five years after the distribution. Each of the contribution or special dividend described above is referred to as an “additional distribution.”

20.	What happens if the exchange offer is oversubscribed and Baxter is unable to fulfill all tenders of Baxter common stock at the exchange ratio?

In that case, all shares of Baxter common stock that are validly tendered and not validly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered, which is referred to as “proration.” Stockholders who beneficially own “odd-lots” (less than 100 shares) of Baxter common stock and who validly tender all of their shares will not be subject to proration (other than if the odd-lot shares are held on behalf of a participant in the Savings Plans, each of which plans holds more than 100 shares of Baxter common stock), assuming such stockholders request such preferential treatment in the letter of transmittal. For instance, if you beneficially own 50 shares of Baxter common stock and tender all 50 shares, your odd-lot will not be subject to proration. If, however, you hold less than 100 shares of Baxter common stock but do not tender all of your shares, you will be subject to proration to the same extent as holders of 100 or more shares if the exchange offer is oversubscribed. Beneficial holders of 100 or more shares of Baxter common stock are not eligible for this preference.

Proration for each tendering stockholder will be based on the number of shares of Baxter common stock tendered by that stockholder in the exchange offer, and not on that stockholder’s aggregate ownership of Baxter common stock. Any shares of Baxter common stock not accepted for exchange as a result of proration will be returned to tendering stockholders. Baxter will announce its preliminary determination, if any, of the extent to which tenders will be prorated by press release by 9:00 a.m., New York City time, on the business day immediately following the expiration of the exchange offer. This preliminary determination is referred to as the “preliminary proration factor.” Baxter will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made. This final determination is referred to as the “final proration factor.”

21.	How long will the exchange offer be open?

The period during which you are permitted to tender your shares of Baxter common stock in the exchange offer will expire at 11:59 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be May 18, 2016), unless the exchange offer is extended or terminated. Baxter may extend the exchange offer in the circumstances described in “The Exchange Offer—Extension; Amendment.”

22.	Under what circumstances can the exchange offer be extended or amended by Baxter?

Baxter may extend the exchange offer at any time, in its sole discretion, and regardless of whether any condition to the exchange offer has been satisfied or, where permissible, waived. If Baxter extends the exchange offer, it must publicly announce the extension by press release at any time prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer (currently expected to be May 18, 2016).

Baxter expressly reserves the right, in its sole discretion, to amend the terms of the exchange offer in any respect prior to the expiration date of the exchange offer.

23.	How do I decide whether to participate in the exchange offer?

Whether you should participate in the exchange offer depends on many factors. You should examine carefully your specific financial position, plans and needs before you decide whether to participate, as well as the relative risks associated with an investment in Baxalta and Baxter.

In addition, you should consider all of the factors described in “Risk Factors.” None of Baxter, Baxalta or any of their respective directors or officers, the dealer manager, the information agent, the exchange agent or any other person makes any recommendation as to whether you should tender all, some or none of your shares of Baxter common stock. You must make your own decision after carefully reading this prospectus, and the documents incorporated by reference into this prospectus, and consulting with your advisors in light of your own particular circumstances. You are strongly encouraged to read this prospectus in its entirety, including any documents referred to or incorporated by reference herein, very carefully.

24.	How do I participate in the exchange offer?

The procedures you must follow to participate in the exchange offer will depend on whether you hold your shares of Baxter common stock in certificated form, in uncertificated form registered directly in your name in Baxter’s share register (Direct Registration Shares) or through a broker, dealer, commercial bank, trust company, custodian or similar institution. For specific instructions about how to participate, see “The Exchange Offer—Procedures for Tendering.”

25.	Can I tender only a part of my Baxter common stock in the exchange offer?

Yes. You may tender all, some or none of your Baxter common stock.

26.	Will holders of Baxter stock options, restricted stock units (RSUs) or performance share units (PSUs) have the opportunity to exchange their Baxter stock options, RSUs or PSUs in the exchange offer?

Neither holders of unvested stock options nor holders of unvested RSUs or PSUs can tender the shares underlying such awards in the exchange offer. However, holders of vested and unexercised Baxter stock options can exercise their vested stock options in accordance with the terms of the plans and agreements under which the options were issued and tender the shares of Baxter common stock received upon exercise in the exchange offer. An exercise of a Baxter stock option cannot be revoked for any reason, including if the exchange offer is terminated for any reason or if shares of Baxter common stock received upon exercise are tendered and not accepted for exchange in the exchange offer. Additionally, if you hold shares of Baxter common stock as a result of the vesting and settlement of RSUs or PSUs, these shares can be tendered in the exchange offer.

If you are a holder of vested and unexercised Baxter stock options and wish to exercise such stock options and tender shares of Baxter common stock received upon exercise in the exchange offer, you should be certain to initiate such exercise such that the shares of Baxter common stock are received in your account in enough time to tender the shares in accordance with the instructions for tendering available from your broker. You should contact your stock broker for additional information.

There are tax consequences associated with the exercise of a stock option and individual tax circumstances may vary. You are urged to consult the prospectus provided to you in connection with your participation in the Baxter International Inc. 2007, 2011 and 2015 Incentive Plans and to consult your own tax advisor regarding the consequences to you of exercising your stock options. You are also urged to read carefully the discussion in “U.S. Federal Income Tax Consequences” and to consult your own tax advisor regarding the consequences to you of the exchange offer and the merger.

27.	What do I do if I want to retain all of my Baxter common stock?

If you want to retain your Baxter common stock, you do not need to take any action in connection with the exchange offer.

28.	Will I be able to withdraw the shares of Baxter common stock that I tender in the exchange offer?

Yes. You may withdraw shares tendered at any time before the exchange offer expires. See “The Exchange Offer—Withdrawal Rights.” If you change your mind again before the expiration of the exchange offer, you can re-tender your Baxter common stock by following the tender procedures again.

29.	Will I be able to withdraw the shares of Baxter common stock that I tender in the exchange offer before and after the final exchange ratio has been determined?

Yes. The final exchange ratio used to determine the number of shares of Baxalta common stock that you will receive for each share of Baxter common stock accepted in the exchange offer will be announced by 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer. The expiration date of the exchange offer (currently expected to be May 18, 2016) may be extended or the exchange offer may be terminated. You have a right to withdraw shares of Baxter common stock you have tendered for two trading days after the final exchange ratio has been established. If you change your mind again before the expiration of the exchange offer, you can re-tender shares of Baxter common stock by following the tender procedures again prior to the expiration of the exchange offer. See “The Exchange Offer—Withdrawal Rights.”

If you are a registered holder of Baxter common stock (which includes persons holding certificated shares and Direct Registration Shares), you must provide a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent before 11:59 p.m., New York City time, on the expiration date of the exchange offer. The information that must be included in that notice is specified under “The Exchange Offer—Withdrawal Rights.”

If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 11:59 p.m., New York City time, on the expiration date of the exchange offer. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent. DTC is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC during that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent prior to 11:59 p.m., New York City time, on the expiration date of the exchange offer. Such notice of withdrawal must be in the form of DTC’s notice of withdrawal. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the exchange offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.

If you hold your shares (or if shares are allocable to you) through the Savings Plans, your plan administrator will provide you with instructions on how to withdraw your direction to tender through the designated website. You must record your withdrawal on the designated website at any time before 4:00 p.m., New York City time, on May 17, 2016 (or, if the exchange offer is extended, on any new plan participant withdrawal deadline established by the plan administrator).

30.	How soon will I receive my Baxalta common stock once I have tendered my Baxter common stock?

Assuming the shares of Baxter common stock tendered in the exchange offer have been accepted for exchange, the exchange agent will cause shares of Baxalta common stock to be credited to you in book-entry form promptly after the expiration of the exchange offer (currently expected to be May 18, 2016). See “The Exchange Offer—Delivery of Baxalta Common Stock; Book-Entry Accounts.”

31.	Will I be taxed on the shares of Baxalta common stock that I receive in the exchange offer?

If the merger is consummated, U.S. holders of Baxter common stock who participate in the exchange offer and continue to hold Baxalta common stock at the closing of the merger will recognize gain or loss for U.S. federal income tax purposes upon the receipt of cash and Shire Securities pursuant to the merger. Baxter intends to take the position that the merger does not alter the tax treatment of the exchange offer, as described in the immediately following paragraph, to Baxter or U.S. holders of Baxter common stock who participate in the exchange offer; however, there can be no assurances in this regard. For a description of the potential effect of the merger on the tax treatment of the Baxter Transactions, including this exchange offer, refer to the section of this prospectus entitled “Risk Factors—Risks Related to the Proposed Merger with Shire—The merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable.”

Baxter received a ruling from the IRS and a tax opinion from KPMG LLP (KPMG) that collectively provided that the distribution on July 1, 2015 qualified as a tax-free transaction under Sections 355, 361 and 368(a)(1)(D) of the Code. Such ruling and tax opinion also collectively provided for a tax-free exchange of shares of Baxter common stock for shares of Baxalta common stock within 18 months of the distribution. Baxter also received an opinion from KPMG on specific issues relating to the exchange offer. Based on the foregoing and Baxter’s belief of the continuing applicability of the IRS ruling, Baxter believes that it will not recognize gain or loss for U.S. federal income tax purposes in the exchange offer and holders of Baxter common stock who participate in the exchange offer will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Baxalta common stock in the exchange offer. A U.S. holder of Baxter stock generally will recognize capital gain or loss with respect to cash received in lieu of fractional shares of Baxalta common stock.

Although the IRS private letter ruling is generally binding on the IRS, the continuing validity of such ruling is subject to the completeness of facts and accuracy of factual representations and assumptions made in the ruling. The opinions of KPMG are based upon various factual representations and assumptions, as well as certain undertakings made by Baxter and Baxalta. If any of the factual representations or assumptions in the IRS private letter ruling or tax opinions are untrue or incomplete in any material respect, an undertaking is not complied with, or the facts upon which the IRS private letter ruling or tax opinions are based are materially different from the actual facts relating to the exchange offer, the IRS private letter ruling or tax opinions may not be valid and Baxter and its stockholders could be subject to significant tax liabilities. The opinions of KPMG also are solely limited to the U.S. federal income tax consequences set forth therein and do not address any other tax consequences. Neither the IRS private letter ruling nor the tax opinions took into account the merger. Moreover, opinions of a tax advisor are not binding on the IRS. As a result, the conclusions expressed in the opinion of a tax advisor could be successfully challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you of the exchange offer could be materially less favorable.

Please see “Risk Factors—Risks Related to the Exchange Offer—The exchange offer could result in significant tax liability” and “U.S. Federal Income Tax Consequences” for more information regarding the IRS private letter ruling, the tax opinions and the potential tax consequences of the exchange offer. Holders of Baxter common stock should consult their tax advisor as to the particular tax consequences of the exchange offer and the merger.

32.	Are there any appraisal rights for holders of Baxter or Baxalta common stock?

There are no appraisal rights available to Baxter stockholders or Baxalta stockholders in connection with the exchange offer.

33.	What is the accounting treatment of the exchange offer?

The shares of Baxter common stock acquired by Baxter in the exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the Baxalta shares exchanged in the offer. Any difference between the carrying value of Baxter’s investment in Baxalta common stock and the market value of the shares of Baxalta common stock will be recognized by Baxter as a gain on disposal of investment net of any direct and incremental expenses of the exchange offer on the disposal of its Baxalta common stock.

34.	What will Baxter do with the shares of Baxter common stock it acquires in the exchange offer?

Baxter common stock acquired by Baxter in the exchange offer will be held as treasury stock unless and until retired or used for other purposes.

35.	What is the impact of the exchange offer on the number of Baxter shares outstanding?

Any Baxter common stock acquired by Baxter in the exchange offer will reduce the total number of Baxter shares outstanding, although Baxter’s actual number of shares outstanding on a given date reflects a variety of factors such as option exercises.

36.	Do the statements on the cover page regarding this prospectus being subject to change and the registration statement filed with the SEC not yet being effective mean that the exchange offer has not commenced?

As permitted under SEC rules, Baxter has commenced the exchange offer without the registration statement, of which this prospectus forms a part, having been declared effective by the SEC. Baxter cannot, however, complete the exchange offer and accept for exchange any shares of Baxter common stock tendered in the exchange offer until the registration statement is declared effective by the SEC and the other conditions to the exchange offer have been satisfied or, where permissible, waived.

37.	Where can I find out more information about Baxter and Baxalta?

You can find out more information about Baxter and Baxalta by reading this prospectus and, with respect to Baxter, from other documents filed with the SEC and incorporated by reference into this prospectus as described in “Incorporation by Reference.”

38.	Whom should I call if I have questions about the exchange offer or want copies of additional documents?

You may ask any questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference into this prospectus, without charge, from the information agent, D.F. King & Co., Inc., at 48 Wall Street, New York, NY 10005 or by calling 1-800-622-1649 (toll-free in the United States) or 1-212-269-5550 (for banks and brokers).

SUMMARY

This summary does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the other documents to which it refers to understand the exchange offer. See “Incorporation by Reference.”

The Companies

Baxter International Inc.

One Baxter Parkway

Deerfield, Illinois 60015

224-948-2000

Baxter provides a broad portfolio of essential renal and hospital products through its subsidiaries, including home, acute and in-center dialysis; sterile IV solutions; infusion systems and devices; parenteral nutrition; biosurgery products and anesthetics; and pharmacy automation, software and services. Baxter’s global footprint and critical nature of its products and services play a key role in expanding access to healthcare in emerging and developed countries. These products are used by hospitals, kidney dialysis centers, nursing homes, rehabilitation centers, doctors’ offices and by patients at home under physician supervision. As of December 31, 2015, Baxter manufactured products in approximately 25 countries and sold them in approximately 120 countries.

As of December 31, 2015, Baxter had approximately 50,000 employees and conducted business in over 100 countries. Baxter generates approximately 60% of its revenues outside the United States, and maintains approximately 50 manufacturing facilities and over 100 distribution facilities in the United States, Europe, Asia-Pacific, Latin America and Canada.

Baxalta Incorporated

1200 Lakeside Drive

Bannockburn, Illinois 60015

224-940-2000

Baxalta is a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hemophilia, immunology and oncology. More specifically, the company develops, manufactures and markets a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukemia. Baxalta is also investing in emerging technology platforms, including gene therapy and biosimilars.

Baxalta’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

On January 11, 2016, Baxalta announced that it had an entered into a merger agreement with Shire, pursuant to which Shire will acquire Baxalta. Under the terms of the merger agreement, Baxalta stockholders will receive $18.00 in cash and 0.1482 Shire American Depository Shares (Shire ADSs), per each Baxalta share. The transaction has been approved by the boards of directors of both Shire and Baxalta. Closing of the transaction is subject to approval by Baxalta and Shire shareholders, certain regulatory approvals, receipt of certain tax opinions and other customary closing conditions. The transaction is expected to close in early June 2016. See “Summary—The Merger Agreement with Shire.”

Because the record date for the special meeting of the stockholders of Baxalta to approve the merger has already occurred, you will not be entitled to vote on the merger with Shire with respect to shares of Baxalta common stock you receive in the exchange offer.

The Exchange Offer

Terms of the Exchange Offer

Baxter is offering to exchange up to 13,360,527 shares of Baxalta common stock in the aggregate for outstanding shares of Baxter common stock that are validly tendered and not validly withdrawn. You may tender all, some or none of your shares of Baxter common stock.

Shares of Baxter common stock validly tendered and not validly withdrawn will be accepted for exchange at the final exchange ratio, on the terms and conditions of the exchange offer and subject to the limits described below, including the proration provisions. Shares not accepted for exchange will be returned to the tendering stockholder promptly following the expiration or termination of the exchange offer, as applicable.

Extension; Amendment; Termination

The exchange offer, and your withdrawal rights, will expire at 11:59 p.m., New York City time, on May 18, 2016, unless the exchange offer is extended or terminated. You must tender your shares of Baxter common stock before the expiration time if you want to participate in the exchange offer. Baxter may extend, amend or terminate the exchange offer as described in this prospectus.

Conditions to Completion of the Exchange Offer

The exchange offer is subject to various conditions, including, among others, that the private letter ruling from the IRS, regarding certain U.S. federal income tax consequences of the distribution by Baxter on July 1, 2015 of approximately 80.5% of the shares of Baxalta common stock to stockholders of Baxter and certain related transactions, remains in full force and effect and has not been revoked in whole or in part. All conditions to the completion of the exchange offer must be satisfied or, where permissible, waived by Baxter before the expiration of the exchange offer. Baxter may waive any or all of the conditions to the exchange offer, subject to limited exceptions. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

Proration; Odd-Lots

If, on the expiration date of the exchange offer (currently expected to be May 18, 2016), the exchange offer is oversubscribed, Baxter will accept on a pro rata basis, in proportion to the number of shares tendered, all shares of Baxter common stock validly tendered and not validly withdrawn, except for tenders of odd-lots as described below. Baxter will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the business day (currently expected to be May 19, 2016) immediately following the expiration of the exchange offer (currently expected to be May 18, 2016). Upon determining the number of shares of Baxter common stock validly tendered for exchange, Baxter will announce the final results, including the final proration factor, if any, promptly after the determination is made.

If you directly or beneficially own less than 100 shares of Baxter common stock and wish to tender all of your shares of Baxter common stock, you may request that your shares not be subject to proration. In order to request this preferential treatment, you should check the box under “Proration/Odd Lot” on the letter of transmittal. If your odd-lot shares are held by a broker, dealer, commercial bank, trust company, custodian or similar institution for your account, you should contact that institution so that it can request such preferential treatment. All of your odd-lot shares validly tendered and not validly withdrawn will be accepted for exchange without proration if

Baxter completes the exchange offer. If the odd-lot shares are held on your behalf, as a participant in the Savings Plans, each of which plans holds more than 100 shares of Baxter common stock, you will not have the ability to request that your shares not be subject to proration.

Fractional Shares

Fractional shares of Baxalta common stock will not be distributed in the exchange offer. The exchange agent, acting as agent for the tendering Baxter stockholders, will aggregate any fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market. You will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these shares in accordance with your fractional interest in the aggregate number of shares sold. The distribution of fractional share proceeds will take longer than the distribution of shares of Baxalta common stock. As a result, stockholders will not receive fractional share proceeds at the same time they receive shares of Baxalta common stock. Holders who are tendering shares allocable to their Savings Plans accounts should note that their accounts do not hold shares (including any fractional shares), given the unitized nature of the Savings Plans’ stock funds, and such holders should refer to the special instructions provided to them by their applicable plan administrator for more information.

Procedures for Tendering

The procedures you must follow to participate in the exchange offer will depend on how you hold your shares of Baxter common stock. For you to validly tender your shares of Baxter common stock pursuant to the exchange offer, before the expiration of the exchange offer, you will need to take the following steps:

•	If you hold certificates for shares of Baxter common stock, you must deliver to the exchange agent at the appropriate address listed on the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents, and the certificates representing the shares of Baxter common stock tendered;

•	If you hold Direct Registration Shares, you must deliver to the exchange agent at the appropriate address listed in the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Because certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent;

•	If you hold shares of Baxter common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should receive instructions from that institution on how to participate in the exchange offer. In this situation, do not complete the letter of transmittal. Please contact the institution through which you hold your shares directly if you have not yet received instructions. Some financial institutions may effect tenders by book-entry transfer through The Depository Trust Company (DTC);

•	Participants in the Savings Plans should follow the special instructions that are being sent to them by their applicable plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of Baxter common stock held in these plans. Such participants may direct the applicable plan administrator through the designated website to tender all, some or none of the shares of Baxter common stock allocable to their Savings Plan accounts, subject to the limitations set forth in any instructions provided by their applicable plan administrator. Baxter and Baxalta have been informed that instructions to tender or withdraw by participants in the Savings Plans must be made by 4:00 p.m., New York City time, on May 17, 2016, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of your direction may also be extended; and

•	If you wish to tender your shares of Baxter common stock that are in certificated form but the share certificates are not immediately available, and time will not permit shares or other required documentation to reach the exchange agent before the expiration date of the exchange offer (currently expected to be May 18, 2016) or the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

Delivery of Shares of Baxalta Common Stock

Assuming the shares of Baxter common stock tendered in the exchange offer have been accepted for exchange, the exchange agent will cause shares of Baxalta common stock to be credited in book-entry form to direct registered accounts maintained by Baxalta’s transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders) promptly after the expiration of the exchange offer. Certificates representing shares of Baxalta common stock will not be issued pursuant to the exchange offer.

Withdrawal Rights

You may withdraw your tendered shares of Baxter common stock at any time before the expiration of the exchange offer (currently expected to be May 18, 2016). Before the expiration of the exchange offer, you may re-tender your shares of Baxter common stock by again following the exchange offer procedures.

In order to withdraw your shares, you must provide a written notice or facsimile transmission notice of withdrawal to the exchange agent. The information that must be included in that notice is specified under “The Exchange Offer—Withdrawal Rights.”

If you hold shares of Baxter common stock (or if shares are allocable to you) through the Savings Plans, your plan administrator will provide you with instructions on how to withdraw your direction to tender through the designated website. You must record your withdrawal on the designated website at any time before 4:00 p.m., New York City time, on May 17, 2016 (or, if the exchange offer is extended, any new plan participant withdrawal deadline established by the plan administrator).

If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 11:59 p.m., New York City time, on the expiration date of the exchange offer. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

No Appraisal Rights

No appraisal rights are available to Baxter stockholders or Baxalta stockholders in connection with the exchange offer.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

Baxter is not aware of any jurisdiction where the making of the exchange offer or its acceptance would not be legal. If Baxter learns of any jurisdiction where making the exchange offer or its acceptance would not be permitted, Baxter intends to make a good faith effort to comply with the relevant law in order to enable such offer and acceptance to be permitted. If, after such good faith effort, Baxter cannot comply with such law, Baxter will determine whether the exchange offer will be made to and whether tenders will be accepted from or on behalf of persons who are holders of shares of Baxter common stock residing in the jurisdiction.

Although Baxter will deliver this prospectus to its stockholders to the extent required by U.S. law, including to stockholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Baxter common stock or Baxalta common stock in any jurisdiction in which such offer, sale, purchase or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Baxter has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange Baxter common stock for Baxalta common stock outside the United States but may take steps to facilitate such tenders. Therefore, the ability of any non-U.S. person to tender Baxter common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for Baxter or Baxalta to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

All tendering stockholders are deemed to make certain representations by executing the letter of transmittal, including, in the case of non-U.S. stockholders, as to the availability of an exemption under their home country laws that would allow them to participate without the need for Baxter or Baxalta to take any action to facilitate a public offering in that country or otherwise. Baxter will rely on those representations and, unless the exchange offer is terminated, plans to accept shares tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Baxter common stock or Baxalta common stock that may apply in their home countries. Baxter, Baxalta and the dealer manager cannot provide any assurance about whether such limitations may exist. See “The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

Potential Additional Distribution of Baxalta Common Stock

Baxter has informed Baxalta that Baxter intends to, prior to or following the completion of the exchange offer, make a contribution to Baxter’s U.S. pension fund or distribute as a special dividend to all Baxter stockholders, on a pro rata basis, some or all of its remaining shares of Baxalta common stock prior to any Shire or Baxalta shareholder vote with respect to the merger, which are expected to be taken at meetings held on May 27, 2016, and, in any event, during the 18-month period following the distribution on July 1, 2015. Baxter is currently in the process of finalizing a contribution of 17,145,570 shares of Baxalta common stock to its U.S. pension fund. To the extent Baxter holds any Baxalta common stock or Shire Securities received in exchange for such common stock pursuant to the merger at the end of the 18-month period, as the case may be, Baxter has advised Baxalta that it will dispose of such stock in one or more transactions (including potentially through underwritten equity offerings) as soon as practicable thereafter, taking into account market conditions and its business judgment, but in no event later than five years after the distribution.

Risk Factors

In deciding whether to tender your shares of Baxter common stock, you should carefully consider in their entirety the matters described in “Risk Factors,” as well as other information included in this prospectus and the other documents incorporated by reference herein.

Regulatory Approval

Certain acquisitions of Baxalta common stock under the exchange offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the HSR Act). If you decide to participate in the exchange offer and acquire enough shares of Baxalta common stock to exceed the $78.2 million threshold stated in the HSR Act and associated regulations, and if no exemption under the HSR Act or regulations applies, Baxter and you will be required to make filings under the HSR Act and you will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any stockholder or stockholders required to make such a filing until the waiting periods in the HSR Act have expired or been terminated.

U.S. Federal Income Tax Consequences

If the merger is consummated, U.S. holders of Baxter common stock who participate in the exchange offer and continue to hold Baxalta common stock at the closing of the merger will recognize gain or loss for U.S. federal income tax purposes upon the receipt of cash and Shire Securities pursuant to the merger. Baxter intends to take the position that the merger does not alter the tax treatment of the exchange offer, as described in the immediately following paragraph, to Baxter or U.S. holders of Baxter common stock who participate in the exchange offer; however, there can be no assurances in this regard. For a description of the potential effect of the merger on the tax treatment of the Baxter Transactions, including this exchange offer, refer to the section of this prospectus entitled “Risk Factors—Risks Related to the Proposed Merger with Shire—The merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable.”

Baxter received a ruling from the IRS and a tax opinion from KPMG that collectively provided that the distribution on July 1, 2015 qualified as a tax-free transaction under Sections 355, 361 and 368(a)(1)(D) of the Code. Such ruling and tax opinion also collectively provided for a tax-free exchange of shares of Baxter common stock for shares of Baxalta common stock within 18 months of the distribution. Baxter also received an opinion from KPMG on specific issues relating to the exchange offer. Based on the foregoing and Baxter’s belief of the continuing applicability of the IRS ruling, Baxter believes that it will not recognize gain or loss for U.S. federal income tax purposes in the exchange offer and holders of Baxter common stock who participate in the exchange offer will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Baxalta common stock in the exchange offer. A U.S. holder of Baxter stock generally will recognize capital gain or loss with respect to cash received in lieu of fractional shares of Baxalta common stock.

Although the IRS private letter ruling is generally binding on the IRS, the continuing validity of such ruling is subject to the completeness of facts and accuracy of factual representations and assumptions made in the ruling. The opinions of KPMG are based upon various factual representations and assumptions, as well as certain undertakings made by Baxter and Baxalta. If any of the factual representations or assumptions in the IRS private letter ruling or tax opinions are untrue or incomplete in any material respect, an undertaking is not complied with, or the facts upon which the IRS private letter ruling or tax opinions are based are materially different from the actual facts relating to the exchange offer, the IRS private letter ruling or tax opinions may not be valid and Baxter and its stockholders could be subject to significant tax liabilities. The opinions of KPMG also are solely limited to the U.S. federal income tax consequences set forth therein and do not address any other tax consequences. Neither the IRS private letter ruling nor the tax opinions took into account the merger. Moreover, opinions of a tax advisor are not binding on the IRS. As a result, the conclusions expressed in the opinion of a tax advisor could be successfully challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you of the exchange offer could be materially less favorable.

If the exchange offer were determined not to qualify as a tax-free transaction under Sections 355 and 361 of the Code, each Baxter stockholder who receives shares of Baxalta common stock in the exchange offer would generally be treated as recognizing gain or loss for U.S. federal income tax purposes equal to the difference between the fair market value of the shares of Baxalta common stock received by the stockholder and such stockholder’s tax basis in the shares of Baxter common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Baxalta common stock received by the stockholder, and Baxter would recognize gain for U.S. federal income tax purposes equal to the difference between the fair market value and tax basis of Baxter’s investment in Baxalta common stock disposed of in the exchange offer and possibly with respect to certain related transactions.

If the exchange offer and/or certain related transactions are determined to be taxable, Baxter and its stockholders could incur significant tax liabilities, and under the tax matters agreement, dated as of June 30, 2015, between Baxter and Baxalta, and the letter agreement (as defined below under “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter—Letter Agreement”), Baxalta may be required to indemnify Baxter for any liabilities incurred by Baxter if the liabilities are caused by any action or inaction undertaken by Baxalta following the spin-off (including as a result of the merger).

Please see “Risk Factors—Risks Related to the Exchange Offer—The exchange offer could result in significant tax liability” and “U.S. Federal Income Tax Consequences” for more information regarding the IRS private letter ruling, the tax opinions and the potential tax consequences of the exchange offer. Holders of Baxter common stock should consult their tax advisor as to the particular tax consequences of the exchange offer and the merger.

Accounting Treatment of the Exchange Offer

The shares of Baxter common stock acquired by Baxter in the exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the Baxalta shares exchanged in the offer. Any difference between the carrying value of Baxter’s investment in Baxalta common stock and the market value of the shares of Baxalta common stock will be recognized by Baxter as a gain on disposal of investment net of any direct and incremental expenses of the exchange offer on the disposal of its Baxalta common stock.

Comparison of Stockholder Rights

Baxter and Baxalta are both organized under the laws of the State of Delaware. Differences in the rights of a stockholder of Baxter from those of a stockholder of Baxalta arise principally from provisions of the constitutive documents of each of Baxter and Baxalta. See “Comparison of Stockholder Rights.”

The Exchange Agent

The exchange agent for the exchange offer is Computershare Trust Company, N.A.

The Information Agent

The information agent for the exchange offer is D.F. King & Co., Inc.

The Dealer Manager

The dealer manager for the exchange offer is J.P. Morgan Securities LLC. This firm is referred to as the “dealer manager.”

Selected Historical Financial Data for Baxter and Baxalta

Baxter Selected Historical Financial Data

The following table sets forth Baxter’s selected historical consolidated financial data for the periods indicated. The selected financial data of Baxter presented below for each of the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014 are derived from Baxter’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this prospectus. The selected financial data of Baxter for each of the years ended December 31, 2012 and 2011 and as of December 31, 2013, 2012 and 2011 have been derived from Baxter’s audited consolidated financial statements for such years, which have not been incorporated into this prospectus by reference.

The selected financial data of Baxter presented below for each of the three months ended March 31, 2016 and 2015 and as of March 31, 2016 are derived from Baxter’s unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the three months ended March 31, 2016, which is incorporated by reference into this prospectus. The selected financial data of Baxter as of March 31, 2015 have been derived from Baxter’s unaudited condensed consolidated financial statements for such period, which have not been incorporated into this prospectus by reference.

The data shown below are not necessarily indicative of results to be expected for any future period. You should read the following information together with Baxter’s audited consolidated financial statements and the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Baxter’s Annual Report on Form 10-K for the year ended December 31, 2015, and Baxter’s unaudited condensed consolidated financial statements and the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Baxter’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016.

		As of and for the three months ended March 31,		As of and for the years ended December 31,
(in millions, except per share data)		2016[7,1]	2015[8,1]	2015[2,1]	2014[3,1]	2013[4,1]	2012[5,1]	2011[6,1]
Operating Results	Net sales	$2,375	$2,403	$9,968	$10,719	$9,413	$8,626	$8,421
	Cost of sales	1,410	1,384	5,822	6,138	5,251	4,642	4,624
	Income from continuing operations	3,387	134	393	457	315	663	434
	Income from discontinued operations, net of tax	(7)	296	575	2,040	1,697	1,663	1,790
	Net income[9]	3,380	430	968	2,497	2,012	2,326	2,224

Balance Sheet Information	Total assets	17,350	20,962	20,975	26,138	25,224	20,390	19,073
	Current assets	8,017	11,796	11,796	10,162	10,195	9,260	8,650
	Noncurrent assets	9,333	9,166	9,179	15,976	15,029	11,130	10,423
	Current liabilities	3,823	5,750	5,750	6,037	5,248	4,759	4,857
	Noncurrent liabilities	4,507	6,347	6,360	11,945	11,490	8,653	7,388
	Long-term debt and lease obligations (also included in Noncurrent liabilities above)	2,068	3,922	3,935	7,331	8,126	5,580	4,749
	Noncontrolling interests	1	19	19	36	23	40	243

Other	Capital expenditures, continuing operations	(184)	(214)	911	925	706	622	629
	Ratio of earnings to fixed charges[10]	66.22x	2.73x	2.41x	2.25x	2.03x	3.81x	3.42x

Common Stock Information	Weighted-average number of common shares outstanding
	Basic	549	543	545	542	543	551	569
	Diluted	552	548	549	547	549	556	573
	Income from continuing operations per common share
	Basic	6.17	0.25	0.72	0.84	0.58	1.20	0.76
	Diluted	6.13	0.24	0.72	0.83	0.57	1.19	0.76
	Income from discontinued operations per common share
	Basic	(0.01)	0.54	1.06	3.77	3.12	3.02	3.15
	Diluted	(0.01)	0.54	1.04	3.73	3.09	2.99	3.12
	Net income per common share
	Basic	6.16	0.79	1.78	4.61	3.70	4.22	3.91
	Diluted	6.12	0.78	1.76	4.56	3.66	4.18	3.88
	Cash dividends declared per common share	0.245	0.52	1.270	2.050	1.920	1.570	1.265
	Book value per common share[11]	16.36	—	—	—	—	—	—

(1)	Refer to the notes to the consolidated financial statements of Baxter incorporated by reference herein for information regarding other charges and income items.
(2)

Income from continuing operations included charges totaling $127 million for business optimization, $73 million related to the integration of Gambro AB (Gambro), $111 million related to the Baxalta separation and $130 million related to Baxter’s July 2015 tender offer for certain outstanding indebtedness. Also included were benefits of $28 million primarily related to adjustments to the COLLEAGUE and SIGMA Spectrum infusion pump reserves, $52 million related to a litigation settlement in which Baxter was the beneficiary and $20 million relating to the reversal of contingent consideration milestone liabilities.
(3)	Income from continuing operations included charges totaling $68 million for SIGMA Spectrum Infusion Pump product remediation efforts, $144 million related to the integration of Gambro, $11 million related to the Baxalta separation and $3 million to account for an additional year of the Branded Prescription Drug Fee in accordance with final regulations issued by the IRS. Also included were benefits of $13 million for business optimization and $1 million related to third-party recoveries and reversals of prior reserves.
(4)	Income from continuing operations included charges totaling $148 million for business optimization, $17 million primarily related to remediation efforts associated with modifications to the SIGMA Spectrum Infusion Pump in conjunction with re-filing for 510(k) clearance, $255 million related to the acquisition and integration of Gambro and losses from the derivative instruments used to hedge the anticipated foreign currency cash outflows and $25 million related to an upfront payment associated with one of Baxter’s collaboration arrangements. Also included were benefits of $3 million related to tax and legal reserves associated with VAT matters in Turkey.
(5)	Income from continuing operations included charges totaling $106 million for business optimization, $15 million primarily related to business development, and $170 million primarily related to pension settlement charges and other pension-related items. Also included were benefits of $23 million primarily related to an adjustment to the COLLEAGUE infusion pump reserve when the company substantially completed its recall activities in the United States and $91 million for gains related to a decrease in the estimated fair value of acquisition-related contingent payment liabilities.
(6)	Income from continuing operations included charges totaling $156 million for business optimization, $36 million related to litigation and certain historical rebate and discount adjustments and $103 million primarily related to the write-down of Greek government bonds and a contribution to the Baxter International Foundation.
(7)	Income from continuing operations included charges of $15 million related to business optimization initiatives (including a net charge of $4 million related to employee termination costs, $7 million of Gambro integration costs, and $4 million of consulting fees and other costs associated with the company’s business optimization programs), $18 million related to the Baxalta separation, and $101 million net debt extinguishment loss related to the March 2016 debt-for-equity exchange for certain company indebtedness. Also included were benefits of $3.2 billion related to the net realized gains on the debt-for-equity exchanges of Baxalta retained shares for certain company indebtedness and $12 million related to adjustments to the SIGMA SPECTRUM infusion pump reserve.
(8)	Income from continuing operations included charges of $17 million related to business optimization initiatives (including a net benefit of $1 million related to employee termination costs and $18 million of Gambro integration costs), and $12 million related to the Baxalta separation.
(9)	Excludes net income attributable to noncontrolling interests of $32 million in 2011.
(10)	For purposes of computing the ratio of earnings to fixed charges, (i) “earnings” consist of income from continuing operations before income taxes, plus fixed charges less capitalized interest costs, as adjusted for net losses or net gains of less than majority-owned affiliates, net of dividends and (ii) “fixed charges” consist of interest costs and estimated interest in rentals and exclude interest on uncertain tax positions.
(11)	Represents total Baxter stockholders’ equity divided by the actual number of shares of common stock outstanding as of March 31, 2016.

Baxalta Selected Historical and Pro Forma Financial Data

The following table sets forth summary historical financial information for the periods indicated. The Baxalta selected combined income statement data for the years ended December 31, 2015, 2014 and 2013 and the selected combined balance sheet data as of December 31, 2015 and 2014 have been derived from Baxalta’s audited consolidated and combined financial statements, which are included elsewhere in this prospectus.

The Baxalta selected condensed consolidated and combined income statement data for the three months ended March 31, 2016 and March 31, 2015, and the selected condensed consolidated and combined balance sheet data as of March 31, 2016 have been derived from Baxalta’s unaudited condensed consolidated and combined interim financial statements, which are included elsewhere in this prospectus.

The unaudited condensed consolidated and combined interim financial statement data has been prepared on a basis consistent with which Baxalta’s audited consolidated and combined financial statements have been prepared, except income taxes for the interim period which are based on the estimated effective tax for the full year, and in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of such data. These interim results are not necessarily indicative of results to be expected for the full year.

The consolidated and combined financial statements for periods prior to the separation were prepared on a “carve-out” basis for purposes of presenting Baxalta’s financial position, results of operations and cash flows. Baxalta did not operate as a standalone entity prior to the spin-off, and accordingly the summary financial data presented herein is not necessarily indicative of Baxalta’s future performance and does not reflect what Baxalta’s financial performance would have been had the company operated as an independent publicly traded company during the periods presented.

The Baxalta consolidated and combined statement of income data disclosed below has been updated to retrospectively present earnings per share (EPS) for periods prior to the completion of the separation and related transactions. The computation of basic EPS for all periods prior to the separation disclosed herein was calculated using the shares distributed and retained by Baxter on July 1, 2015 totaling 676 million. The weighted average number of shares outstanding for diluted EPS for the periods prior to separation also include 5 million of diluted common share equivalents for stock options, RSUs and PSUs as these share-based awards were previously issued by Baxter and outstanding at the time of separation and were assumed by Baxalta following the separation.

The unaudited pro forma combined statement of income data for the year ended December 31, 2015 assumes that the separation occurred as of January 1, 2015. The pro forma adjustments are based upon available information and assumptions that Baxalta believes are reasonable. The summary unaudited pro forma condensed financial information is for illustrative and informational purposes only and does not purport to represent what the financial position or results of operations would have been if Baxalta had operated as an independent company during the periods presented or if the transactions described therein had actually occurred as of the date indicated, nor does it project the financial position at any future date or the results of operations for any future period. Please see the notes to the unaudited pro forma combined financial statements included elsewhere in this prospectus for a discussion of adjustments reflected in the unaudited pro forma combined financial statements.

The summary financial information should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baxalta,” “Unaudited Pro Forma Combined Financial Statements of Baxalta,” including the corresponding notes thereto, and the audited consolidated and combined financial statements and corresponding notes thereto and unaudited condensed consolidated and combined financial statements and corresponding notes thereto included elsewhere in this prospectus.

	For the three months ended March 31,		For the years ended December 31,
(in millions, except per share data)	2016	2015	Pro Forma 2015	2015	2014	2013
Consolidated and Combined Statement of Income Data:
Net sales	$1,548	$1,361	$6,230	$6,148	$5,952	$5,555
Cost of sales	710	571	2,462	2,386	2,443	2,329

Gross margin	838	790	3,768	3,762	3,509	3,226

Selling, general and administrative expenses	384	283	1,422	1,442	1,053	1,017
Research and development expenses	280	156	1,174	1,176	820	595
Net interest expense	23	—	139	48	—	—
Other (income) expense, net	(21)	12	(102)	(102)	104	1

Income from continuing operations before income taxes	172	339	1,135	1,198	1,532	1,613
Income tax expense	27	77	246	270	346	325

Net income from continuing operations	$145	$262	$889	$928	$1,186	$1,288

Net income from continuing operations per common share
Basic	$0.21	$0.39	$1.31	$1.37	$1.75	$1.90

Diluted	$0.21	$0.38	$1.30	$1.36	$1.74	$1.89

	As of March 31,	As of December 31,
(in millions)	2016	2015	2014
Consolidated and Combined Balance Sheet Data:
Total assets	$12,824	$12,329	$8,583
Long-term debt and capital lease obligations	$5,317	$5,265	$275

	For the three months ended March 31,		For the years ended December 31,
(in millions)	2016	2015	2015	2014	2013
Other Financial Data:
Adjusted net income from continuing operations[1]	$326	$295	$1,460	$1,585	$1,432

[1]

Adjusted net income from continuing operations is calculated as net income from continuing operations excluding special items and is not calculated in accordance with generally accepted accounting principles (GAAP). This non-GAAP financial measure excludes the impact of certain special items, which are excluded because they are highly variable, difficult to predict, and of a size that may substantially impact the company’s operations and can facilitate an additional analysis of the company’s results of operations, particularly in evaluating performance from one period to another. Upfront and milestone payments related to collaborative arrangements that have been expensed as research and development (R&D) are uncertain and often result in a different payment and expense recognition pattern than internal R&D activities and therefore are typically excluded as special items. Intangible asset amortization is excluded to facilitate an evaluation of current and past operating performance, particularly in terms of cash returns, and is similar to how management internally assesses performance. The company’s management uses non-GAAP financial measures to evaluate the company’s performance and provides them to investors as a supplement to the company’s reported results, as management believes this information provides additional insight into the company’s operating performance. This non-GAAP financial measure used by the company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. In addition, this non-GAAP financial measure should not be considered in isolation, as a substitute for, or as superior to, financial measures calculated in accordance with GAAP, and the company’s financial results calculated in accordance with GAAP and the following reconciliation to those financial statements should be carefully evaluated.

	For the three months ended March 31,		For the years ended December 31,
(in millions)	2016	2015	2015	2014	2013
Net income from continuing operations	$145	$262	$928	$1,186	$1,288
Adjustments for special items:
Upfront and milestone payments to collaboration partners	105	—	390	217	78
Business optimization items	66	(7)	(8)	22	45
Change in fair value of contingent payment liabilities	—	—	(97)	124	18
Other-than-temporary impairment charge	—	—	—	45	—
Branded Prescription Drug Fee	—	—	—	26	—
Separation- and integration-related costs	36	43	221	56	—
Intangible asset amortization expense	24	8	64	16	16
Plasma-related litigation	—	—	—	(10)	84
Turkey VAT charge	—	—	—	—	8
Business development items	—	—	12	—	—
In-process R&D and other impairment charges	—	—	81	—	—
Currency-related items	—	—	25	—	—
Impact of special items on income taxes	(50)	(11)	(156)	(97)	(105)

Total special items, net of tax	$181	$33	$532	$399	$144

Adjusted net income from continuing operations	$326	$295	$1,460	$1,585	$1,432

Market Price and Dividend Information

The market prices of Baxter and Baxalta common stock are subject to fluctuation. The exchange ratio will be set based on the respective market prices of Baxter and Baxalta common stock during the Averaging Period. As a result, you should, among other things, obtain current market quotations before deciding to tender your shares of Baxter common stock. There can be no assurance what the market price of shares will be before, on, or after the date on which the exchange offer is completed. Baxter common stock is listed on the NYSE under the symbol “BAX.” Baxalta common stock is listed on the NYSE under the symbol “BXLT.”

Baxter

The following table describes the per share range of high and low sales prices, as reported by the NYSE, for shares of Baxter common stock and dividends declared per share of Baxter common stock for the quarterly periods indicated.

	Market Price for Baxter Common Stock		Dividends Declared
	High[1]	Low[1]	Per Share
2014
First Quarter	$38.29	$34.39	$0.49
Second Quarter	$39.27	$37.46	$0.52
Third Quarter	$40.36	$37.62	$0.52
Fourth Quarter	$39.71	$35.49	$0.52

2015
First Quarter	$38.97	$35.84	$0.52
Second Quarter	$39.05	$34.59	$0.52
Third Quarter	$43.44	$33.25	$0.115
Fourth Quarter	$38.79	$32.18	$0.115

2016
First Quarter	$41.50	$34.06	$0.115
Second Quarter (from April 1, 2016 through May 11, 2016)	$46.51	$40.52	$0.13

(1)	All stock prices for periods preceding the July 1, 2015 separation of Baxalta are adjusted to reflect the high or low adjusted closing price for the period.

The declaration and payment of dividends to holders of Baxter common stock is at the discretion of Baxter’s board of directors in accordance with applicable law after taking into account various factors.

As of April 30, 2016, there were 552,108,998 shares of Baxter common stock outstanding, and 30,691 stockholders of record of shares of Baxter common stock.

On April 20, 2016, the NYSE trading day immediately preceding the commencement of the exchange offer, the closing sales price per share of Baxter common stock as reported by the NYSE was $43.26.

Baxalta

The following table describes the per share range of high and low sales prices, as reported by the NYSE, for shares of Baxalta common stock and dividends declared per share of Baxalta common stock for the quarterly periods indicated.

	Market Price for Baxalta Common Stock		Dividends Declared
	High	Low	Per Share
2015
Third Quarter	$40.90	$29.83	$0.07
Fourth Quarter	$40.24	$30.50	$0.07
2016
First Quarter	$42.38	$36.10	$0.07
Second Quarter (from April 1, 2016 through May 11, 2016)	$43.35	$38.01	$0.07

The declaration and payment of dividends to holders of common stock of Baxalta is at the discretion of Baxalta’s Board of Directors in accordance with applicable law after taking into account various factors. The merger agreement provides that Baxalta may not pay dividends on Baxalta common stock other than the regular quarterly cash dividends not to exceed $0.07 per quarter.

On February 23, 2016, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share, which was paid on April 1, 2016, to stockholders of record as of the close of business on March 10, 2016. On May 10, 2016, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share, which will be paid on July 1, 2016, to stockholders of record as of the close of trading on the NYSE on June 10, 2016. If the merger with Shire is completed on or prior to June 10, 2016, you will not receive the dividend declared on May 10, 2016. See “Dividend Policy.” Holders of shares distributed in the exchange offer will have the right to participate in dividends, if any, distributed after completion of the exchange offer to the extent they hold the shares on the relevant record date. If Baxalta determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends.

As of April 30, 2016, there were 683,539,950 shares of Baxalta common stock outstanding. As of April 30, 2016, there were 30,892 registered holders of record of shares of Baxalta common stock. Immediately before the commencement of the exchange offer, Baxter beneficially owned 30,506,097 shares of Baxalta common stock representing approximately 4.5% of Baxalta’s outstanding common stock.

On April 20, 2016, the last NYSE trading day immediately preceding the commencement of the exchange offer, the closing sales price per share of Baxalta common stock as reported by the NYSE was $40.66.

The Merger Agreement with Shire

The Merger Agreement

On January 11, 2016, Shire, BearTracks, Inc. (Merger Sub), a wholly owned subsidiary of Shire, and Baxalta entered into an Agreement and Plan of Merger (the merger agreement), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Baxalta, with Baxalta being the surviving corporation, and Baxalta will become a wholly owned subsidiary of Shire (the merger).

On the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each share of Baxalta common stock issued and outstanding immediately prior to the effective time of the merger (other than treasury shares of Baxalta and any shares of Baxalta common stock owned by Shire or any subsidiary of Shire (including Merger Sub) or Baxalta, and other than shares of Baxalta common stock as to which dissenters’ rights have been properly exercised) will be canceled and converted into the right to receive both (i) $18.00 in cash, without interest and (ii) 0.1482 of an American Depositary Share of Shire (the Shire ADS) duly and validly issued against Shire’s ordinary shares (the Shire ordinary shares), par value £0.05 per share (the per share stock consideration), except that cash will be paid in lieu of fractional Shire ADSs. Although Shire has agreed to permit holders of Baxalta common stock to elect to receive 0.4446 of a Shire ordinary share for each outstanding share of Baxalta common stock in lieu of the per share stock consideration, the deadline for making such election is expected to have passed before the exchange offer is complete.

Under the merger agreement, Shire agreed to use its reasonable best efforts to appoint Wayne T. Hockmeyer, Ph.D., chairman of the Baxalta Board of Directors, and two additional members of the Baxalta Board, jointly selected by the chairman of the Baxalta Board and chairman of the Shire board of directors following consultation with the Nomination Committee of the Shire board, to the Shire board of directors, effective upon the closing of the merger. Following the appointment of such directors, Shire agreed to nominate the same individuals as directors, to the extent such individuals are willing to serve and have complied in a satisfactory manner, in the good faith reasonable judgment of the Shire board, with the attendance and performance expectations of the Shire board, at the 2017 Shire stockholder meeting. Since the date of the merger agreement, Dr. Hockmeyer has decided to withdraw himself from consideration for such an appointment due to personal reasons and therefore only two members of the Baxalta Board will be considered for nomination.

Because the record date for the special meeting of the stockholders of Baxalta to approve the merger has already occurred, you will not be entitled to vote on the merger with Shire with respect to shares of Baxalta common stock you receive in the exchange offer.

The merger is expected to close in early June 2016, subject to the satisfaction or waiver of certain conditions described in this prospectus. See “The Transactions—The Proposed Merger—Merger Agreement” and “Business—The Proposed Merger.”

Information About Shire

According to publicly available information, Shire (LSE: SHP, NASDAQ: SHPG), a company incorporated in Jersey, Channel Islands and based in Dublin, Ireland, is a biopharmaceutical company that focuses on developing and marketing innovative medicines for patients with rare diseases and other specialty conditions.

Shire is required to file reports and other information with the SEC. On April 18, 2016, Shire filed a proxy statement/prospectus with the SEC with respect to the merger. The proxy statement/prospectus has been declared effective by the SEC. Copies of these reports and other information regarding Shire, including information regarding Shire’s dividend policy and history and the market price performance of Shire ADSs (listed on the Nasdaq Global Select Market) and Shire ordinary shares (listed on the London Stock Exchange), may be inspected and copied at the SEC’s public reference room or website as specified under “Incorporation by Reference—Where You Can Find More Information About Baxter and Baxalta.” However, such reports and other information are not incorporated by reference in this prospectus. This prospectus relates only to the common stock of Baxalta being offered by Baxter in this offering and does not relate to the Shire ADSs, Shire ordinary shares or other securities of Shire. All disclosures contained in this prospectus regarding Shire are derived from the publicly available reports and other information on file with the SEC, referred to above. We have not participated in the preparation of Shire’s reports and other information on file with the SEC, and none of Baxalta, Baxter or the dealer manager represent that any such Shire reports or other information, or any other publicly available information regarding Shire, is accurate or complete.

None of Baxalta, Baxter, the dealer manager, the information agent or the exchange agent can provide you with any assurance that all events occurring prior to the date of this prospectus, including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph that would affect the trading price of the Shire ADSs or Shire ordinary shares, and therefore the trading price of Baxalta common stock, have been publicly disclosed. Subsequent disclosure of any such event or the disclosure of or failure to disclose material future events concerning Shire could affect the trading price of Baxalta common stock. We, our affiliates, Baxter, the dealer manager, the information agent and the exchange agent do not make any representation to you as to the performance of Shire, the Shire ADSs, the Shire ordinary shares or any other securities of Shire.

RISK FACTORS

In determining whether or not to tender your shares of Baxter common stock in the exchange offer, you should consider carefully all of the information about Baxalta and Baxter included or incorporated by reference into this prospectus, as well as the information about the terms and conditions of the exchange offer. None of Baxter, Baxalta or any of their respective directors or officers, the dealer manager, the information agent, the exchange agent or any other person makes any recommendation as to whether you should tender all, some or none of your shares of Baxter common stock. You must make your own decision after reading this prospectus and consulting with your advisors.

The risk factors described below are separated into five groups:

1.	Risks Related to the Exchange Offer;

2.	Risks Related to Baxalta’s Business;

3.	Risks Related to the Separation and Distribution;

4.	Risks Related to Baxalta’s Common Stock; and

5.	Risks Related to the Proposed Merger with Shire.

“Risks Related to Baxalta’s Business,” “Risks Related to the Separation and Distribution” and “Risks Related to Baxalta’s Common Stock” describe the material risks relating to Baxalta’s business and ownership of Baxalta common stock. For a description of the material risks relating to Baxter, please read “Risk Factors” and “Forward-Looking Information” in Baxter’s Annual Report on Form 10-K for the year ended December 31, 2015 and “Forward-Looking Information” in Baxter’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016, which reports are incorporated by reference into this prospectus.

The occurrence of the events described below under “Risks Related to Baxalta’s Business” and “Risks Related to Baxalta’s Common Stock” could have a material adverse effect on Baxalta’s businesses, prospects, financial condition, results of operations and/or cash flows. If the merger is consummated, the occurrence of certain of the events described below under “Risks Related to the Proposed Merger with Shire” could have a material adverse effect on the combined company’s business, prospects, financial condition, results of operations and/or cash flows. In such a case, the price of shares of Baxalta common stock, or the combined company’s common stock if the merger is consummated, may decline and you could lose all or part of your investment. In addition, other unknown or unpredictable economic, business, competitive, regulatory, geopolitical or other factors could have material adverse effects on Baxalta’s, Baxter’s or the combined company’s businesses, prospects, financial condition, results of operations and/or cash flows. Please read “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Related to the Exchange Offer

Your investment will be subject to different risks after the completion of the exchange offer regardless of whether you elect to participate in the exchange offer.

Your investment will be subject to different risks as a result of the completion of the exchange offer, regardless of whether you tender all, some or none of your shares of Baxter common stock.

•	If you exchange all of your shares of Baxter common stock and the exchange offer is not oversubscribed, then you will no longer have an ownership interest in Baxter, but instead will directly own only an interest in Baxalta. As a result, your investment will be subject exclusively to risks associated with Baxalta and not risks associated solely with Baxter.

•	If you exchange all of your shares of Baxter common stock and the exchange offer is oversubscribed, then the offer will be subject to the proration procedures described in this prospectus and, unless your odd-lot tender is not subject to proration, you will own a direct interest in both Baxter and Baxalta. As a result, your investment will continue to be subject to risks associated with both Baxter and Baxalta.

•	If you exchange some, but not all, of your shares of Baxter common stock, then regardless of whether the exchange offer is fully subscribed, the number of shares of Baxter common stock you own will decrease (unless you otherwise acquire shares of Baxter common stock), while the number of shares of Baxalta common stock you own will increase. As a result, your investment will continue to be subject to risks associated with both Baxter and Baxalta.

•	If you do not exchange any of your shares of Baxter common stock and if Baxter disposes of all of the remaining shares of Baxalta common stock held by it in the exchange offer, then your ownership interest in Baxter will increase on a percentage basis, while your indirect ownership in Baxalta will be eliminated (unless you otherwise own shares of Baxalta common stock). As a result, your investment would be subject exclusively to risks associated with Baxter and not risks associated with Baxalta because Baxter would no longer have an ownership interest in Baxalta.

Regardless of whether you tender your shares of Baxter common stock, the shares you hold after the completion of the exchange offer will reflect a different investment from the investment you previously held.

The exchange offer and related transactions will result in Baxalta common stock entering the market, which may adversely affect the market price of Baxalta common stock.

Before the exchange offer, Baxter owned 30,506,097 shares of Baxalta common stock (or approximately 4.5% of the total number of outstanding Baxalta shares as of April 30, 2016). Assuming the exchange offer is fully subscribed and completed, Baxter will distribute 13,360,527 shares of Baxalta common stock. If Baxter does not dispose of all of the remaining shares of Baxalta common stock held by it in the exchange offer, Baxalta has been advised by Baxter that Baxter will continue to hold shares of Baxalta common stock. Baxter intends to, prior to or following the completion of the exchange offer, complete a distribution via a special dividend or make a contribution to Baxter’s U.S. pension fund prior to any Shire or Baxalta shareholder vote with respect to the merger, which are expected to be taken at meetings held on May 27, 2016, and, in any event, during the 18-month period following the distribution on July 1, 2015. Baxter is currently in the process of finalizing a contribution of 17,145,570 shares of Baxalta common stock to its U.S. pension fund. To the extent Baxter holds any Baxalta common stock or Shire Securities received in exchange for such common stock pursuant to the merger at the end of the 18-month period, as the case may be, Baxter has advised us that it will dispose of such stock in one or more transactions (including potentially through underwritten equity offerings) as soon as practicable thereafter, taking into account market conditions and its business judgment, but in no event later than five years after the distribution. The distribution of such number of shares of Baxalta common stock in the exchange offer and/or via a dividend could adversely affect the market price of Baxalta common stock as could sales of Baxalta common stock by the U.S. pension fund.

Following the completion of the exchange offer, shares of Baxter common stock and Baxalta common stock will fluctuate and the final per-share values used in determining the exchange ratio may not be indicative of future trading prices.

The common stock price history for shares of Baxter and Baxalta may not provide investors with a meaningful basis for evaluating an investment in either company’s common stock. Baxalta has been a publicly traded company only since July 1, 2015. As a result, the prior performance of Baxter and Baxalta common stock may not be indicative of the performance of their common stock after the exchange offer. In addition, the indicative and final per-share values used in determining the exchange ratio may not be indicative of the prices at which Baxter common stock and Baxalta common stock (or, if the merger is consummated, Shire Securities issued in exchange for Baxalta common stock) will trade after the exchange offer is completed. See “The Transactions—The Proposed Merger—Merger Agreement.”

Tendering Baxter stockholders may receive a reduced discount or may not receive any discount in the exchange offer.

The exchange offer is designed to permit you to exchange your shares of Baxter common stock for shares of Baxalta common stock at a 7% discount. Stated another way, subject to the limitations described below, for each $100 of your shares of Baxter common stock accepted in the exchange offer, you will receive approximately $107.52 of Baxalta common stock based on the Average Baxter Price and the Average Baxalta Price. The $100 value of Baxter common stock and approximate $107.52 value of Baxalta common stock will be determined as of the last day of the Averaging Period.

The number of shares you can receive is, however, subject to an upper limit of 1.4026 shares of Baxalta common stock for each share of Baxter common stock accepted in the exchange offer. The upper limit ensures that any unusual or unexpected decrease in the trading price of Baxalta common stock, relative to the trading price of Baxter common stock, would not result in an unduly high number of shares of Baxalta common stock being exchanged for each share of Baxter common stock accepted in the exchange offer. As a result, you may receive less than $107.52 of Baxalta common stock for each $100 of Baxter common stock accepted in the exchange offer, depending on the Average Baxter Price and the Average Baxalta Price. Because of the upper limit, if there is a decrease of sufficient magnitude in the trading price for shares of Baxalta common stock relative to the trading price of shares of Baxter common stock, or if there is an increase of sufficient magnitude in the trading price for shares of Baxter common stock relative to the trading price for shares of Baxalta common stock, you may not receive $107.52 of Baxalta common stock for each $100 of Baxter common stock accepted, and could receive much less.

In addition, there is no assurance that shares of Baxalta common stock received in the exchange offer will be able to be sold at prices comparable to the Average Baxalta Price.

There may also be circumstances under which you would receive fewer shares of Baxalta common stock than you would have received if the exchange ratio were determined using the closing prices for shares of Baxter common stock and Baxalta common stock on the expiration date of the exchange offer. For example, if the trading price of shares of Baxter common stock were to increase during the last two trading days of the exchange offer period, the Average Baxter Price would likely be lower than the closing price of shares of Baxter common stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Baxalta common stock for each $100 of Baxter common stock than you would have if the Average Baxter Price were calculated on the basis of the closing price of shares of Baxter common stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer. Similarly, if the trading price of Baxalta common stock were to decrease during the last two trading days of the exchange offer, the Average Baxalta Price would likely be higher than the closing price of shares of Baxalta common stock on the expiration date of the exchange offer. This could also result in your receiving fewer shares of Baxalta common stock for each $100 of Baxter common stock than you would otherwise receive if the Average Baxalta Price were calculated on the basis of the closing price of shares of Baxalta common stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer.

Participating Baxter stockholders will experience some delay in receiving shares of Baxalta common stock (and cash in lieu of fractional shares of Baxalta common stock, if any) for shares of Baxter common stock that are accepted in the exchange offer.

Tendering Baxter stockholders whose shares of Baxter common stock have been accepted for exchange may not be able to sell the shares of Baxalta common stock to be received until the distribution of shares of Baxalta common stock to individual stockholders has been completed. Consequently, if the market price for shares of Baxalta common stock should decrease or increase during that period, the relevant stockholder may not be able to stop any losses or recognize any gain by selling the shares of Baxalta common stock. Similarly, you will not be able to invest cash in lieu of fractional shares of Baxalta common stock, if any, until the distribution of such cash has been completed, and you will not receive interest payments for this time period.

Market prices for shares of Baxter common stock may be impacted by the exchange offer.

Investors may purchase shares of Baxter common stock in order to participate in the exchange offer, which may have the effect of raising market prices for shares of Baxter common stock during the pendency of the exchange offer. Following the completion of the exchange offer, the market prices for shares of Baxter common stock may decline because any exchange offer-related demand for shares of Baxter common stock will cease.

In addition, following the completion of the exchange offer, the market prices for shares of Baxter common stock may decline because Baxter may no longer have any ownership interest in Baxalta.

The exchange offer could result in significant tax liability.

Baxter received a ruling from the IRS and a tax opinion from KPMG that collectively provided that the distribution on July 1, 2015 qualified as a tax-free transaction under Sections 355, 361 and 368(a)(1)(D) of the Code. Such ruling and tax opinion also collectively provided for a tax-free exchange of shares of Baxter common stock for shares of Baxalta common stock within 18 months of the distribution. Baxter also received an opinion from KPMG on specific issues relating to the exchange offer. Based on the foregoing and Baxter’s belief of the continuing applicability of the IRS ruling, Baxter believes that it will not recognize gain or loss for U.S. federal income tax purposes in the exchange offer and holders of Baxter common stock who participate in the exchange offer will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Baxalta common stock in the exchange offer. A U.S. holder of Baxter stock generally will recognize capital gain or loss with respect to cash received in lieu of fractional shares of Baxalta common stock. Completion by Baxter of the exchange offer will be conditioned on, among other things, the continuing application of Baxter’s private letter ruling from the IRS.

Although the IRS private letter ruling is generally binding on the IRS, the continuing validity of such ruling is subject to the completeness of facts and accuracy of factual representations and assumptions made in the ruling. The opinions of KPMG are based upon various factual representations and assumptions, as well as certain undertakings made by Baxter and Baxalta. If any of the factual representations or assumptions in the IRS private letter ruling or tax opinions are untrue or incomplete in any material respect, an undertaking is not complied with, or the facts upon which the IRS private letter ruling or tax opinions are based are materially different from the actual facts relating to the exchange offer, the IRS private letter ruling or tax opinions may not be valid and Baxter and its stockholders could be subject to significant tax liabilities. The opinions of KPMG also are solely limited to the U.S. federal income tax consequences set forth therein and do not address any other tax consequences. Neither the IRS private letter ruling nor the tax opinions took into account the merger. Moreover, opinions of a tax advisor are not binding on the IRS. As a result, the conclusions expressed in the opinion of a tax advisor could be successfully challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you of the exchange offer could be materially less favorable.

If the exchange offer were determined not to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 361 of the Code, each Baxter stockholder who receives shares of Baxalta common stock in the exchange offer would generally be treated as recognizing gain or loss for U.S. federal income tax purposes equal to the difference between the fair market value of the shares of Baxalta common stock received by the stockholder and its tax basis in the shares of Baxter common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Baxalta common stock received by the stockholder.

In addition, Baxter would recognize gain for U.S. federal income tax purposes equal to the difference between the fair market value and the tax basis of Baxter’s investment in Baxalta common stock disposed of in the exchange offer and possibly with respect to certain related transactions.

If the exchange offer and/or certain related transactions are determined to be taxable, Baxter and its stockholders could incur significant tax liabilities, and under the tax matters agreement, dated as of June 30, 2015, between Baxter and Baxalta, and the letter agreement, dated as of January 11, 2016, among Baxter, Baxalta and Shire.

Baxalta may be required to indemnify Baxter for any liabilities incurred by Baxter if the liabilities are caused by any action or inaction undertaken by Baxalta following the distribution on July 1, 2015 (including as a result of the merger).

For a description of the potential effect of the merger on the tax treatment of the Baxter Transactions, including this exchange offer, refer to the section of this prospectus entitled “Risk Factors—Risks Related to the Proposed Merger with Shire—The merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable.”

Because the record date for the special meeting of stockholders of Baxalta to approve the merger has already occurred, you will not be entitled to vote on the merger with Shire with respect to shares of Baxalta common stock you receive in the exchange offer.

Baxalta set April 11, 2016 as the record date for stockholders of Baxalta entitled to notice of and to vote at the special meeting of stockholders at which the merger will be submitted for approval. Because the record date for the special meeting of stockholders has already occurred, you will not become the owner of Baxalta common stock as of the record date as a result of participating in the exchange offer and, unless you otherwise own shares of Baxalta common stock, you will not be entitled to vote on the merger, nor to receive notice of any appraisal rights in connection with the merger. In addition, you will not be entitled to receive the proxy statement/prospectus distributed to Baxalta stockholders in connection with the special meeting.

Risks Related to Baxalta’s Business

If Baxalta is unable to successfully introduce new products, encounters negative developments with respect to its existing products or fails to keep pace with advances in technology, Baxalta’s business, financial condition and results of operations could be adversely affected.

Baxalta currently relies on the revenues generated from its principal products, including ADVATE, FEIBA and GAMMAGARD LIQUID. Although Baxalta has developed and continues to develop additional products for commercial introduction, the company may be substantially dependent on sales from these products for many years. Any negative developments relating to any of these products, such as safety or efficacy issues, the introduction or greater acceptance of competing products, constraints on product pricing or price increases, changes in reimbursement policies of third parties or adverse regulatory or legislative developments, may reduce Baxalta’s revenues and adversely affect the company’s results of operations.

Baxalta needs to successfully introduce new products to achieve its strategic business objectives. Product development requires substantial investment, and there is inherent risk in the research and development process. A successful product development process depends on many factors, including Baxalta’s ability to properly anticipate and satisfy customer needs, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economical and timely manner and differentiate Baxalta’s products from those of its competitors. If Baxalta cannot successfully introduce new products or adapt to changing technologies, the company’s products may become obsolete and its revenue and profitability could suffer.

In November 2015, Baxalta received regulatory approval for ADYNOVATE in the United States. ADYNOVATE is an extended half-life recombinant factor VIII (rFVIII) treatment for hemophilia A based on ADVATE. While ADVATE is expected to continue to be an important revenue-driver for the company, ADYNOVATE is an alternative for patients preferring an extended half-life treatment, which allows for fewer doses and may be preferable in terms of convenience to some patients. If the company does not receive regulatory approvals for the commercialization of ADYNOVATE outside of the United States, or if the company is unable to successfully execute on its plans to commercialize ADYNOVATE, Baxalta’s future revenue growth and results of operations may be adversely affected to the extent that extended half-life and similar products otherwise adversely affect ADVATE results. Along with the risk that additional regulatory approvals may not be received, factors that may prevent the company from successfully meeting its plans for the launch and commercialization of ADYNOVATE include the availability of competitive products; any reputational damage that may result from adverse experiences or events that may occur with patients treated with ADYNOVATE; any successful challenge with respect to rights in the company’s exclusive ownership of the PEGylation technology utilized in ADYNOVATE; and other risks described in these “Risk Factors” related to the operation of the company’s business and the sales of products of the business.

Baxalta’s pipeline also includes additional extended half-life therapies for hemophilia A and other potential new treatments for hemophilia A and B (including gene therapy) and a recombinant treatment for patients with inhibitors, as well as treatments in other areas of unmet medical need (including oncology), each of which remains subject to additional clinical development risks in addition to the factors listed above. For a discussion of Baxalta’s R&D activities and product pipeline, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baxalta—Executive Summary—Research and Development and External Innovation” and “Business—Building a Diversified Biopharmaceutical Pipeline,” respectively.

Issues with product quality could have a material adverse effect upon Baxalta’s business, subject Baxalta to regulatory actions and cause a loss of customer confidence in Baxalta or its products.

Baxalta’s success depends upon the quality of its products. Quality management plays an essential role in meeting customer requirements, preventing defects, improving the company’s products and services and assuring the safety and efficacy of Baxalta’s products. Baxalta’s future success depends on its ability to maintain and continuously improve its quality management program. While Baxalta has one quality system deployed globally that covers the lifecycle of its products, quality and safety issues may occur with respect to any of these products at any stage. A quality or safety issue may result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, costly litigation, refusal of a government to grant approvals and licenses, restrictions on operations or withdrawal of existing approvals and licenses. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in Baxalta or its current or future products, which may result in the loss of sales and difficulty in successfully launching new products. Additionally, Baxalta has made and continues to make significant investments in assets, including inventory and property, plant and equipment, which relate to potential new products or modifications to existing products. Product quality or safety issues may restrict the company from being able to realize the expected returns from these investments, potentially resulting in asset impairments in the future.

Unaffiliated third party suppliers provide a number of goods and services to Baxalta’s R&D, clinical and manufacturing organizations. Third party suppliers are required to comply with Baxalta’s quality standards. Failure of a third party supplier to provide compliant raw materials or supplies could result in delays, service interruptions or other quality related issues that may negatively impact Baxalta’s business results. In addition, some of the raw materials employed in Baxalta’s production processes are derived from human and animal origins, requiring robust controls to eliminate the potential for introduction of pathogenic agents or other contaminants.

Baxalta is subject to a number of existing laws and regulations, non-compliance with which could adversely affect Baxalta’s business, financial condition and results of operations, and Baxalta is susceptible to a changing regulatory environment.

As a biopharmaceutical company, Baxalta’s operations and products, and those of its customers, are regulated by numerous government agencies, both inside and outside the United States. The impact of this on Baxalta is direct to the extent the company is subject to these laws and regulations, and indirect in that in a number of situations, even though the company may not be directly regulated by specific biopharmaceutical laws and regulations, Baxalta’s products must be capable of being used by its customers in a manner that complies with those laws and regulations.

The manufacture, distribution, marketing and use of Baxalta’s products are subject to extensive regulation and scrutiny by the U.S. Food and Drug Administration (FDA) and other regulatory authorities globally. In particular, regulation of the development, manufacture and sale of biologics (including biosimilars) may be more complex and require greater expenditures than the regulations applicable to other pharmaceutical products. Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including multiple regulatory submissions, and approvals are not certain. Baxalta’s facilities must be licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in Baxalta’s adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in Baxalta and its products, which could adversely affect the company’s sales. The requirements of regulatory authorities, including interpretative guidance, are subject to change and compliance with additional or changing requirements or interpretative guidance may subject the company to further review, result in product launch delays or otherwise increase Baxalta’s costs. For information on current regulatory issues affecting Baxalta, see “Business—Regulation.” In connection with these issues, there can be no assurance that additional costs or civil and criminal penalties will not be incurred, that additional regulatory actions with respect to the company will not occur, that the company will not face civil claims for damages from purchasers or users, that substantial additional charges or significant asset impairments may not be required, that sales of other products may not be adversely affected, or that additional regulation will not be introduced that may adversely affect the company’s operations and consolidated and combined financial statements.

The sales, marketing and pricing of products and relationships that biopharmaceutical companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies. Compliance with the Anti-Kickback Statute, False Claims Act, Federal Food, Drug and Cosmetic Act (including the parts that relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws, is under increased focus by the agencies charged with overseeing such activities, including FDA, the Office of the Inspector General within the Department of Health and Human Services (OIG), the Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the U.S. Securities and Exchange Commission (SEC) have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of biopharmaceutical companies. The FCPA and similar anti-bribery laws generally prohibit companies and their employees, contractors or agents from making improper payments to government officials for the purpose of obtaining or retaining business. Healthcare professionals in many countries are employed by the government and consequently may be considered government officials. Foreign governments have also increased their scrutiny of biopharmaceutical companies’ sales and marketing activities and relationships with healthcare providers and competitive practices generally. The laws and standards governing the promotion, sale and reimbursement of Baxalta’s products and those governing Baxalta’s relationships with healthcare providers and governments, including the Sunshine Act enacted under the Patient Protection and Affordable Care Act (PPACA), can be complicated, are subject to frequent change and may be violated unknowingly. Baxalta has compliance programs in place, including policies, training and various forms of monitoring, designed to address these risks. Nonetheless, these programs and policies may not always protect the company from conduct by individual employees that violate these laws. Violations, or allegations of violations, of these laws may result in large civil and criminal penalties, debarment from participating in government programs, diversion of management time, attention and resources and may otherwise have a material adverse effect on Baxalta’s business, financial condition and results of operations. For more information related to Baxalta’s ethics and compliance programs, see “Business—Ethics and Compliance.” For more information related to Baxalta’s legal proceedings, refer to Note 16 to the audited consolidated and combined financial statements contained in this prospectus.

The laws and regulations discussed above are broad in scope and subject to evolving interpretations, which could require Baxalta to incur substantial cost associated with compliance or to alter one or more of the company’s sales and marketing practices and may subject the company to enforcement actions which could adversely affect Baxalta’s business, financial condition and results of operations.

Baxalta’s products face substantial competition in the product markets in which it operates.

Baxalta faces substantial competition throughout its business from international and domestic biopharmaceutical companies of all sizes. Competition is primarily focused on cost-effectiveness, price, service, product effectiveness and quality, patient convenience and technological innovation.

Competition may increase further as existing competitors enhance their offerings or additional companies enter Baxalta’s markets or modify their existing products to compete directly with Baxalta’s products. If Baxalta’s competitors respond more quickly to new or emerging technologies and changes in customer requirements, the company’s products may be rendered obsolete or non-competitive. If Baxalta’s competitors develop more effective or affordable products, or achieve earlier patent protection or product commercialization than the company does, its operations will likely be negatively affected. If Baxalta is forced to reduce its prices due to increased competition, Baxalta’s business could become less profitable. The company’s sales could be adversely affected if any of its contracts with customers (including with hospitals, treatment centers and other health care providers, distributors, group purchasing organizations and integrated delivery networks) are terminated due to increased competition or otherwise.

If Baxalta’s business development activities are unsuccessful, Baxalta’s business could suffer and Baxalta’s financial performance could be adversely affected.

As part of Baxalta’s long-term strategy, Baxalta is engaged in business development activities including evaluating and consummating acquisitions, joint research and development opportunities, technology licensing arrangements and other opportunities. These activities may result in substantial investment of the company’s resources. Baxalta’s success developing products or expanding into new markets from such activities will depend on a number of factors, including Baxalta’s ability to find suitable opportunities for acquisition, investment or alliance; whether Baxalta is able to complete an acquisition, investment or alliance on terms that are satisfactory to the company; the strength of the other company’s underlying technology, products and ability to execute its business strategies; any intellectual property and litigation related to these products or technology; and Baxalta’s ability to successfully integrate the acquired company, business, product, technology or research into Baxalta’s existing operations, including the ability to adequately fund acquired in-process research and development projects and to maintain adequate controls over the combined operations. Certain of these activities are subject to antitrust and competition laws, which laws could impact Baxalta’s ability to pursue strategic transactions and could result in mandated divestitures in the context of proposed acquisitions. If Baxalta is unsuccessful in its business development activities, the company may be unable to meet its financial targets and Baxalta’s financial performance could be adversely affected.

For more information on recent business development activities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baxalta—Executive Summary—Research and Development and External Innovation,” “Business—Research and Development Activities” and “Business—Collaborations.”

Baxalta’s growth strategy depends upon its ability to expand its product portfolio through external collaborations, which, if unsuccessful, may adversely affect the development and sale of its products.

Baxalta intends to continue to explore opportunities to enter into collaboration agreements and external alliances with other parties, focusing on hematology, oncology and immunology. These third party collaborators may include other biopharmaceutical companies, academic and research institutions, governments and government agencies and other public and private research organizations.

These third party collaborators are often directly responsible for clinical development under these types of arrangements, and Baxalta does not have the same level of decision-making capabilities for the prioritization and management of development-related activities as it does for its internal research and development activities. Failures by these partners to meet their contractual, regulatory, or other obligations to Baxalta, or any disruption in the relationships between Baxalta and these partners, could have a material adverse effect on Baxalta’s pipeline and business. In addition, Baxalta’s collaborative relationships for research and development extend for many years and may give rise to disputes regarding the relative rights, obligations and revenues of Baxalta and its partners, including the ownership of intellectual property and associated rights and obligations. These could result in the loss of intellectual property rights or other intellectual property protections, delay the development and sale of potential pharmaceutical products, and lead to lengthy and expensive litigation or arbitration.

Long-term public-private partnerships with governments and government agencies, including in certain emerging markets, may include technology transfers to support local manufacturing capacity and technical expertise. Baxalta cannot predict whether these types of transfers and arrangements will become more common in the future. These types of technology transfers and similar arrangements could have a material adverse effect on the company’s results of operations as a result of lost exclusivity with respect to certain manufacturing and technical capabilities, particularly if this model becomes widely used. Public-private partnerships are also subject to risks of doing business with governments and government agencies, including risks related to sovereign immunity, shifts in the political environment, changing economic and legal conditions and social dynamics.

For more information on Baxalta’s current pipeline, see “Business—Building a Diversified Biopharmaceutical Pipeline.”

If reimbursement or other payment for Baxalta’s current or future products is reduced or modified in the United States or abroad, including through the implementation of government-sponsored healthcare reform or other similar actions, cost containment measures, or changes to policies with respect to pricing, taxation or rebates, then Baxalta’s business could suffer.

Sales of Baxalta’s products depend, in part, on the extent to which the costs of its products are paid by both public and private payors. These payors include Medicare, Medicaid and private health care insurers in the United States and foreign governments and third-party payors outside the United States. Public and private payors are increasingly challenging the prices charged for pharmaceutical products and services. Baxalta may continue to experience continued downward pricing pressures from any or all of these payors which could result in a material adverse effect on its business, financial condition and operational results.

Global efforts toward healthcare cost containment continue to exert pressure on product pricing. Governments around the world use various mechanisms to control healthcare expenditures such as price controls, the formation of public contracting authorities, product formularies (lists of recommended or approved products), and competitive tenders which require the submission of a bid to sell products. Sales of Baxalta’s products are dependent, in part, on the availability of reimbursement by government agencies and healthcare programs, as well as insurance companies and other private payors. In much of Europe, Latin America, Asia and Australia, for example, the government provides healthcare at low cost to patients, and controls its expenditures by purchasing products through public tenders, collective purchasing, regulating prices, setting reference prices in public tenders or limiting reimbursement or patient access to certain products. Additionally, austerity measures or other reforms by foreign governments may limit, reduce or eliminate payments for Baxalta’s products and adversely affect both pricing flexibility and demand for its products.

For example, in the United States, the PPACA, which was signed into law in March 2010, includes several provisions that impact Baxalta’s businesses in the United States, including increased Medicaid rebates and an expansion of the 340B Drug Pricing Program, which provides certain qualified entities, such as hospitals serving disadvantaged populations, with discounts on the purchase of drugs for outpatient use and an excise tax on the sale of certain drugs. Baxalta may also experience downward pricing pressure as the PPACA reduces Medicare and Medicaid payments to hospitals and other providers. While it is intended to expand health insurance coverage and increase access to medical care generally, the long-term impact of the PPACA on Baxalta’s business and the demand for the company’s products is uncertain.

As a result of these and other measures, including future measures or reforms that cannot be predicted, reimbursement may not be available or sufficient to allow Baxalta to sell its products on a competitive basis. Legislation and regulations affecting reimbursement for Baxalta’s products may change at any time and in ways that may be adverse to Baxalta. Baxalta cannot predict the impact of these pressures and initiatives, or any negative effects of any additional regulations that may affect the company’s business.

The nature of producing plasma-based therapies may prevent Baxalta from timely responding to market forces and effectively managing its production capacity.

The production of plasma-based therapies is a lengthy and complex process, and Baxalta sources its plasma both externally and internally through BioLife Plasma Services L.P. (BioLife), its wholly owned subsidiary. Efforts to increase the collection of plasma or the production of plasma-based therapies may include the construction and regulatory approval of additional plasma collection facilities and plasma fractionation facilities. Baxalta is in the process of building a state-of-the-art manufacturing facility near Covington, Georgia to support growth of its plasma-based treatments, with commercial production scheduled to begin in 2018. The development of such facilities involves a lengthy regulatory process and is highly capital intensive. In addition, access to and transport and use of plasma may be subject to restrictions by governmental agencies both inside and outside the United States. As a result, Baxalta’s ability to match its collection and production of plasma-based therapies to market demand is imprecise and may result in a failure to meet market demand for its plasma-based therapies or, alternatively, an oversupply of inventory. Failure to meet market demand for Baxalta’s plasma-based therapies may result in customers transitioning to available competitive products resulting in a loss of market share or customer confidence. In the event of an oversupply, Baxalta may be forced to lower the prices it charges for some of its plasma-based therapies, close collection and processing facilities, record asset impairment charges or take other action which may adversely affect Baxalta’s business, financial condition and results of operations.

If Baxalta is unable to obtain sufficient components or raw materials on a timely basis or if it experiences other manufacturing or supply difficulties, its business may be adversely affected.

The manufacture of Baxalta’s products requires the timely delivery of sufficient amounts of quality materials. Baxalta manufactures its products in more than ten manufacturing facilities around the world. Baxalta acquires its materials from many suppliers in various countries and works closely with its suppliers to ensure the continuity of supply, but cannot guarantee these efforts will always be successful. Further, while efforts are made to diversify its sources of components and materials, in certain instances Baxalta acquires components and materials from a sole supplier. For most of its components and materials for which a sole supplier is used, Baxalta believes that alternative sources of supply exist and has made a strategic determination to use a sole supplier. In very limited instances, however, including with respect to a single material used in ADVATE, ADYNOVATE and HYQVIA, Baxalta relies on sole supplier relationships for which no alternatives have currently been identified. Although Baxalta does carry strategic inventory and maintains insurance to mitigate the potential risk related to any related supply disruption, there can be no assurance that such measures will be effective. Due to the regulatory environment in which it operates, Baxalta may be unable to quickly establish additional or replacement sources for some materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect Baxalta’s ability to manufacture its products in a timely or cost-effective manner or to make product sales.

Many of Baxalta’s products are difficult to manufacture. This is due to the complex nature of manufacturing pharmaceuticals, particularly biologics, as well as the strict regulatory regimes governing the company’s manufacturing operations. Variations in the manufacturing process may result in production failures which could lead to launch delays, product shortages, unanticipated costs, lost revenues and damage to the company’s reputation. A failure to identify and address manufacturing problems prior to the release of products to the company’s customers may also result in quality or safety issues, which could result in significant recalls, remediations or other costs.

Several of Baxalta’s products are manufactured at a single manufacturing facility or stored at a single storage site. Loss or damage to a manufacturing facility or storage site due to a natural disaster or otherwise could adversely affect the company’s ability to manufacture sufficient quantities of key products or otherwise deliver products to meet customer demand or contractual requirements which may result in a loss of revenue and other adverse business consequences. Because of the time required to obtain regulatory approval and licensing of a manufacturing facility, a third party manufacturer may not be available on a timely basis to replace production capacity in the event the company loses manufacturing capacity or products are otherwise not available due to natural disaster, regulatory action or otherwise.

If Baxalta is unable to protect its patents or other proprietary rights, or if Baxalta infringes the patents or other proprietary rights of others, its competitiveness and business prospects may be materially damaged.

Patent and other proprietary rights are essential to Baxalta’s business. Baxalta’s success depends to a significant degree on its ability to obtain and enforce patents and licenses to patent rights, both in the United States and in other countries. Baxalta cannot guarantee that pending patent applications will result in issued patents, that patents issued or licensed will not be challenged or circumvented by competitors, that the patents and other intellectual property rights of Baxalta and its business partners will not be found to be invalid or that the intellectual property rights of others will not prevent the company from selling its products or from executing on its strategies.

The patent position of a biopharmaceutical company is often uncertain and involves complex legal and factual questions. Significant litigation concerning patents and products is pervasive in Baxalta’s industry. Patent claims include challenges to the coverage and validity of Baxalta’s patents on products or processes as well as allegations that Baxalta’s products infringe patents held by competitors or other third parties. A loss in any of these types of cases could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations. Baxalta also relies on trademarks, copyrights, trade secrets and know-how to develop, maintain and strengthen Baxalta’s competitive positions. Third parties may know, discover or independently develop equivalent proprietary information or techniques, or they may gain access to Baxalta’s trade secrets or disclose Baxalta’s trade secrets to the public.

Although Baxalta employees, consultants, parties to collaboration agreements and other business partners are generally subject to confidentiality or similar agreements to protect the company’s confidential and proprietary information, these agreements may be breached, and the company may not have adequate remedies for any breach. In addition, Baxalta’s trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Baxalta’s employees, consultants, parties to collaboration agreements and other business partners use intellectual property owned by others in their work for the company, disputes may arise as to the rights in related or resulting know-how and inventions.

Furthermore, Baxalta’s intellectual property, other proprietary technology and other sensitive company data is potentially vulnerable to loss, damage or misappropriation from system malfunction, computer viruses, unauthorized access to data or misappropriation or misuse thereof by those with permitted access and other events. While the company has invested to protect its intellectual property and other data, and continues to work diligently in this area, there can be no assurance that its precautionary measures will prevent breakdowns, breaches, cyber incidents or other events. Such events could have a material adverse effect on the company’s reputation, business, financial condition or results of operations.

Misappropriation or other loss of Baxalta’s intellectual property from any of the foregoing could have a material adverse effect on the company’s competitive position and may cause it to incur substantial litigation costs.

Baxalta faces competition in the development of relationships with research, academic and governmental institutions.

Baxalta faces competition for marketing, distribution and collaborative development agreements, for establishing relationships with academic and research institutions, and for licenses to intellectual property. In addition, academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to Baxalta’s products. These companies and institutions compete with Baxalta in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to Baxalta’s programs. If Baxalta is unable to successfully compete with these companies and institutions, its business may suffer.

Baxalta is subject to risks associated with doing business globally.

Baxalta’s operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. These risks include changes in exchange controls and other governmental actions, loss of business in government and public tenders that are held annually in many cases, increasingly complex labor environments, availability of raw materials, changes in taxation, export control restrictions, changes in or violations of U.S. or local laws (including the FCPA and the United Kingdom Bribery Act), dependence on a few government entities as customers, pricing restrictions, economic and political instability (including instability as it relates to the Euro and currencies in certain emerging market countries), disputes between countries, diminished or insufficient protection of intellectual property, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection, shifts in the political environment or social unrest. Failure to comply with, or material changes to, the laws and regulations that affect Baxalta’s global operations could have a material adverse effect on Baxalta’s business, financial condition or results of operations.

Changes in foreign currency exchange rates and interest rates could have a material adverse effect on Baxalta’s operating results and liquidity.

Baxalta generates a substantial portion of its revenue (approximately 45% of its total revenue in 2015) outside the United States. As a result, Baxalta’s financial results may be adversely affected by fluctuations in foreign currency exchange rates. Baxalta cannot predict with any certainty changes in foreign currency exchange rates or the ability of the company to mitigate these risks. Baxalta may experience additional volatility as a result of inflationary pressures and other macroeconomic factors in certain emerging market countries. Baxalta is also exposed to changes in interest rates, and the company’s ability to access the money markets and capital markets could be impeded if adverse liquidity market conditions occur. For discussion of the financial impact of foreign exchange rate and interest rate fluctuations, and the ways and extent to which Baxalta attempts to mitigate such impact, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baxalta—Quantitative and Qualitative Disclosures About Market Risk.”

Changes in tax laws or exposure to additional income tax liabilities may have a negative impact on Baxalta’s operating results.

Tax policy reform continues to be a topic of discussion in the United States. A significant change to the tax system in the United States, including changes to the taxation of international income, could have a material adverse effect upon Baxalta’s results of operations. Because Baxalta operates in multiple income tax jurisdictions both inside and outside the United States, it is subject to tax audits in various jurisdictions. Tax authorities may disagree with certain positions the company has taken and assess additional taxes and related penalties. The company regularly assesses the likely outcomes of these audits in order to determine the appropriateness of its tax provision. However, the company may not accurately predict the outcome of these audits, and as a result the actual outcome of these audits may have a material adverse impact on the company’s financial results. For more information on the company’s income taxes, refer to Note 14 to the audited consolidated and combined financial statements contained in this prospectus.

Baxalta is increasingly dependent on information technology systems, and the company’s systems and infrastructure face certain risks, including from cyber security breaches and data leakage.

Baxalta relies upon its technology systems and infrastructure. Baxalta’s technology systems are potentially vulnerable to breakdown or other interruption by fire, power loss, system malfunction, unauthorized access and other events. Likewise, data privacy breaches by employees and others with both permitted and unauthorized access to Baxalta’s systems may pose a risk that sensitive data may be exposed to unauthorized persons or to the public, or may be permanently lost. The increasing use and evolution of technology, including cloud-based computing, creates additional opportunities for the unintentional dissemination of information or intentional destruction of confidential information stored in the company’s systems or in non-encrypted portable media or storage devices. The company could also experience a business interruption, information theft of confidential information, or reputational damage from industrial espionage attacks, malware or other cyber incidents, which may compromise the company’s system infrastructure or lead to data leakage, either internally or at the company’s third-party providers or other business partners. While Baxalta has invested heavily in the protection of data and information technology and in related training, there can be no assurance that these efforts will prevent significant breakdowns, data leakages, breaches in the company’s systems or other cyber incidents that could have a material adverse effect upon the reputation, business, operations or financial condition of the company. In addition, significant implementation issues may arise as Baxalta seeks to consolidate and outsource certain computer operations and application support activities.

If Baxalta fails to attract and retain key employees Baxalta’s business may suffer.

Baxalta’s ability to compete effectively depends on its ability to attract and retain key employees, including people in senior management, research and sales and marketing. Competition for top talent in the biopharmaceuticals business can be intense. Baxalta’s ability to recruit and retain such talent will depend on a number of factors, including hiring practices of Baxalta’s competitors, compensation and benefits, work location, work environment and industry economic conditions. The announcement of the merger may also adversely affect Baxalta’s ability to attract and retain employees. If Baxalta cannot effectively hire and retain qualified employees, its business could suffer.

Baxalta is subject to pending lawsuits.

Baxalta is a defendant in certain pending lawsuits and may be named as a defendant in future patent, product liability or other lawsuits, including lawsuits that may relate to its business prior to the separation. These current and future matters may result in a loss of patent protection, reduced revenue, significant liabilities and diversion of Baxalta’s management’s time, attention and resources. Given the uncertain nature of litigation generally, Baxalta is not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome in these current matters. In view of these uncertainties, the outcome of these matters may result in charges in excess of any established reserves. Protracted litigation, including any adverse outcomes, may have a material adverse impact on the business, operations or financial condition of the company. Even claims without merit could subject Baxalta to adverse publicity and require Baxalta to incur significant legal fees. For more information regarding legal proceedings involving Baxalta, refer to Note 16 to the audited consolidated and combined financial statements contained in this prospectus.

Current or worsening economic conditions may adversely affect Baxalta’s business and financial condition.

Baxalta’s ability to generate cash flows from operations could be affected if there is a material decline in the demand for the company’s products, in the solvency of its customers or suppliers, or deterioration in the company’s key financial ratios or credit ratings. Current or worsening economic conditions may adversely affect the ability of Baxalta’s customers (including governments) to pay for its products and services, and the amount spent on healthcare generally. This could result in a decrease in the demand for Baxalta’s products and services, declining cash flows, longer sales cycles, slower adoption of new technologies and increased price competition. These conditions may also adversely affect certain of Baxalta’s suppliers, which could cause a disruption in Baxalta’s ability to produce its products. In addition, global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. In particular, Baxalta has significant accounts receivable related to its Hemobrás partnership in Brazil ($207 million at December 31, 2015). These conditions may also impact the stability of the Euro or other currencies in which Baxalta does business.

Although biosimilars represent a developing opportunity for Baxalta, the market has an uncertain regulatory framework, and Baxalta and its partners may not be able to successfully develop and introduce biosimilar products.

Baxalta is actively working to develop and commercialize biosimilar products, including with its partners. Uncertainty remains concerning both the regulatory pathway in the United States and in other countries to obtain approval of biosimilar products and the commercial pathway to successfully market and sell such products. The Biologics Price Competition and Innovation Act (BPCIA) authorizes FDA to approve biosimilars through a more abbreviated pathway as compared to new biologics. Although in March 2015 FDA approved the first biosimilar drug in the United States, and recently approved a second biosimilar drug, the approval pathway for biosimilar applications remains relatively untested and is subject to ongoing guidance from FDA. Delays and uncertainties in these approval pathways may result in delays or difficulties in the approval of Baxalta’s biosimilar products by regulatory authorities, subject Baxalta to unanticipated development costs or otherwise reduce the value of the investments Baxalta has made in biosimilars. Any such delays, difficulties or unanticipated costs could impact the profitability of the company’s biosimilars products.

Even if Baxalta and its partners are able to obtain approvals from FDA or other relevant regulatory authorities, the company’s biosimilar products and partnerships may not be commercially successful and may not generate profits in amounts that are sufficient to offset the amount invested to develop such biosimilars and obtain such approvals. Biosimilar products could be subject to extensive patent clearances and patent infringement litigation, which could delay or prevent the commercial launch of a product for many years. Market success of biosimilar products will depend on demonstrating to patients, physicians and payors (such as insurance companies) that such products are safe and effective compared to other existing products and offer a more competitive price or other benefit over existing therapies. If Baxalta’s competitors develop biosimilar products more quickly or more efficiently than Baxalta does, Baxalta may not be able to effectively execute on its biosimilar strategy. Depending on the outcome of these risks, Baxalta’s sales of biosimilar products and related profitability may not meet the company’s expectations, and the company’s results of operations or financial condition could be adversely affected.

For more information on biosimilars, see “Business—Intellectual Property” and “Business—Regulation.”

Risks Related to the Separation and Distribution

Baxalta has only operated as an independent company since July 1, 2015, and Baxalta’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

The historical information about Baxalta prior to July 1, 2015 included in this prospectus refers to Baxalta’s business as operated by and integrated with Baxter. Baxalta’s historical and pro forma financial information for such periods was derived from the consolidated financial statements and accounting records of Baxter. Accordingly, such historical and pro forma financial information does not necessarily reflect the financial condition, results of operations or cash flows that Baxalta would have achieved as a separate, publicly traded company during the periods presented or those that Baxalta will achieve in the future primarily as a result of the following factors:

•

Prior to the separation, Baxalta’s business was operated by Baxter as part of its broader corporate organization, rather than as an independent company. Baxter or one of its affiliates performed various corporate functions for Baxalta, such as tax, treasury, finance, audit, risk management, legal, information technology, human resources, stockholder relations, compliance, shared services, insurance, employee benefits and compensation. Following the separation, Baxter has continued to provide some of these functions to Baxalta, as described in the section of this prospectus entitled “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter.” Baxalta’s historical and pro forma financial results reflect allocations of corporate expenses from Baxter for such functions. These allocations may not be indicative of the actual expenses Baxalta would have incurred had it operated as an independent, publicly traded company in the periods presented. Baxalta will make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure and personnel to which Baxalta no longer has access as a result of the separation. These initiatives to develop Baxalta’s independent ability to operate without access to Baxter’s existing operational and administrative infrastructure will be costly to implement. Baxalta may not be able to operate its business efficiently or at comparable costs, and its profitability may decline.

•	Prior to the separation, Baxalta’s business was integrated with the other businesses of Baxter. Baxalta was able to utilize Baxter’s size and purchasing power in procuring various goods and services and shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although Baxalta has entered into transition agreements with Baxter, these arrangements may not fully capture the benefits Baxalta enjoyed as a result of being integrated with Baxter and may result in Baxalta paying higher charges than in the past for these services. As a separate, independent company, Baxalta may be unable to obtain goods and services at the prices and terms obtained prior to the separation, which could decrease Baxalta’s overall profitability. As a separate, independent company, Baxalta may also not be as successful in negotiating favorable tax treatments and credits with governmental entities. This could have a material adverse effect on Baxalta’s results of operations and financial condition for periods following the separation.

•	Generally, prior to the separation, Baxalta’s working capital requirements and capital for its general corporate purposes, including acquisitions, R&D and capital expenditures, were satisfied as part of the corporate-wide cash management policies of Baxter. Following the separation, Baxalta may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	After the separation, the cost of capital for Baxalta’s business may be higher than Baxter’s cost of capital prior to the distribution.

•	Baxalta’s historical financial information does not reflect its obligations to purchase from Baxter certain operations and assets, and assume the corresponding liabilities, of Baxalta’s business after the separation date.

Other significant changes may occur in Baxalta’s cost structure, management, financing and business operations as a result of operating as a company separate from Baxter. For additional information about the past financial performance of Baxalta’s business and the basis of presentation of the historical and pro forma combined financial statements of Baxalta’s business, see “Unaudited Pro Forma Combined Financial Statements of Baxalta,” “Selected Historical Consolidated and Combined Financial Data of Baxalta,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baxalta” and the audited consolidated and combined financial statements and accompanying notes included elsewhere in this prospectus.

As Baxalta builds its information technology infrastructure and transitions its data to its own systems, Baxalta could incur substantial additional costs and experience temporary business interruptions.

Since the separation, Baxalta has begun installing and implementing information technology infrastructure to support its critical business functions, including accounting and reporting, manufacturing process control, quality and compliance systems, customer service, inventory control and distribution. Baxalta may incur temporary interruptions in business operations if it cannot transition effectively from Baxter’s existing transactional and operational systems, data centers and the transition services that support these functions as Baxalta replaces these systems. Baxalta may not be successful in implementing its new systems and transitioning its data, and it may incur substantially higher costs for implementation than currently anticipated. Baxalta’s failure to avoid operational interruptions as it implements the new systems and replaces Baxter’s information technology services, or its failure to implement the new systems and replace Baxter’s services successfully, could disrupt its business and have a material adverse effect on its profitability. In addition, if Baxalta is unable to replicate or transition certain systems, its ability to comply with regulatory requirements could be impaired.

Baxter may not satisfy its obligations under various transaction agreements that have been executed as part of the separation or Baxalta may not have necessary systems and services in place when certain of the transition agreements expire.

In connection with the separation, Baxalta and Baxter entered into a separation and distribution agreement and entered into various other agreements, including a transition services agreement, a tax matters agreement, a long term services agreement, a manufacturing and supply agreement, an employee matters agreement, a trademark license agreement, a Galaxy license agreement, an international commercial operations agreement, a shareholder’s and registration rights agreement with respect to Baxter’s continuing ownership of Baxalta common stock and certain other commercial agreements. These agreements are discussed in greater detail in the section in this prospectus entitled “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter.” Certain of these agreements provide for the performance of services by each company for the benefit of the other for a period of time after the separation. Baxalta will rely on Baxter to satisfy its performance and payment obligations under these agreements. If Baxter is unable to satisfy its obligations under these agreements, including its indemnification obligations, Baxalta could incur operational difficulties or losses.

If Baxalta does not have its own systems and services in place, or if Baxalta does not have agreements with other providers of these services when the transition agreements terminate, Baxalta may not be able to operate its business effectively and its profitability may decline. Baxalta is in the process of creating its own, or engaging third parties to provide, systems and services to replace many of the systems and services Baxter currently provides to it. Baxalta may not be successful in effectively or efficiently implementing these systems and services or in transitioning data from Baxter’s systems to Baxalta’s, which could disrupt Baxalta’s business and have a material adverse effect on its profitability. These systems and services may also be more expensive or less efficient than the systems and services Baxter is providing and is expected to provide during the transition period.

Potential indemnification liabilities to Baxter pursuant to the separation and distribution agreement could materially adversely affect Baxalta.

The separation and distribution agreement with Baxter provides for, among other things, provisions governing the relationship between Baxter and Baxalta with respect to and resulting from the separation. For a description of the separation and distribution agreement, see “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter—The Separation and Distribution Agreement,” which includes additional details regarding the scope of Baxalta’s indemnification obligations. Among other things, the separation and distribution agreement provides for indemnification obligations designed to make Baxalta financially responsible for many liabilities that may exist relating to its business activities, whether incurred prior to or after the separation pursuant to the separation and distribution agreement, including any pending or future litigation. These indemnification liabilities are intended to ensure that, as between Baxter and Baxalta, Baxalta is responsible for all liabilities assumed by it in connection with the separation, and that any liability incurred by Baxter (including directors, officers, employees and agents) related to Baxalta’s failure to satisfy such obligations or otherwise in respect of Baxalta’s operation of its business or any breach by Baxalta of the separation and distribution agreement or any ancillary agreement is paid by Baxalta, provided that such indemnification obligations shall not extend to individuals who were or become directors, officers, employees or agents of Baxalta if such persons would not be eligible for indemnification under Baxter organizational documents for the underlying matter or if the Baxter directors’ and officers’ insurance policy would not cover such persons in connection with the applicable matter. Baxalta’s indemnification liabilities are subject to certain limitations under certain ancillary agreements that require Baxalta to act as a service provider for the benefit of Baxter (with Baxter having similar limitations with respect to corresponding services provided to Baxalta) following the separation, but its other indemnification obligations pursuant to the separation and distribution agreement and under other ancillary agreements are not generally subject to such limitations. If Baxalta is required to indemnify Baxter under the circumstances set forth in the separation and distribution agreement, Baxalta may be subject to substantial liabilities.

The spin-off and the Later Distributions (as defined below) could result in significant liability to Baxalta.

The spin-off and the Later Distributions (collectively, the Baxter Transactions) are intended to qualify for tax-free treatment to Baxter and its stockholders under Sections 355, 361 and 368(a)(1)(D) of the Code. Completion of the spin-off was conditioned upon, among other things, the receipt of a private letter ruling from the IRS regarding certain issues relating to the tax-free treatment of the Baxter Transactions. Although the IRS private letter ruling is generally binding on the IRS, the continuing validity of such ruling is subject to the completeness of facts and accuracy of factual representations and assumptions made in the ruling. Completion of the distribution on July 1, 2015 was also conditioned upon Baxter’s receipt of a tax opinion from KPMG regarding certain aspects of the spin-off not covered by the IRS private letter ruling. The opinion was based upon various factual representations and assumptions, as well as certain undertakings made by Baxter and Baxalta. If any of the factual representations or assumptions in the IRS private letter ruling or tax opinion are untrue or incomplete in any material respect, an undertaking is not complied with, or the facts upon which the IRS private letter ruling or tax opinion are based are materially different from the actual facts relating to the Baxter Transactions, the opinion or IRS private letter ruling may not be valid. Neither the IRS private letter ruling nor the tax opinion took into account the merger, which was not contemplated at the time of their issuances. Moreover, opinions of a tax advisor are not binding on the IRS. As a result, the conclusions expressed in the opinion of a tax advisor could be successfully challenged by the IRS.

If the Baxter Transactions are determined to be taxable, Baxter and its stockholders could incur significant tax liabilities, and under the tax matters agreement and the letter agreement, Baxalta may be required to indemnify Baxter for any liabilities incurred by Baxter if the liabilities are caused by any action or inaction undertaken by Baxalta following the spin-off (including as a result of the merger). For additional detail, see “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter—Tax Matters Agreement,” and “Risk Factors—Risks Related to the Proposed Merger with Shire—The merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable,” and the immediately following risk factor.

In this prospectus, references to the “Later Distributions” refer to the following transactions that have been or may be undertaken by Baxter: (i) any debt-for-equity exchange (and related underwritten offering) with respect to Baxalta shares, (ii) any offer to exchange Baxter shares for Baxalta shares, including this exchange offer, (iii) a contribution of Baxalta shares to Baxter’s U.S. pension fund, and/or (iv) a special dividend of Baxalta shares to Baxter’s stockholders, in each case, that are undertaken prior to any Shire or Baxalta stockholder vote with respect to the merger, which are expected to be taken at meetings held on May 27, 2016 (and, in any event, during the 18-month period following the distribution on July 1, 2015), and that are intended to be part of a plan that includes the spin-off.

Baxalta may not be able to engage in certain corporate transactions after the separation.

In order to preserve the tax-free treatment of the Baxter Transactions to Baxter and its stockholders, the tax matters agreement generally restricts Baxalta from taking or failing to take any action that would cause the Baxter Transactions to become taxable. Under the tax matters agreement, for the two-year period following the separation, Baxalta is prohibited, except in certain circumstances, from:

•	entering into any transaction resulting in the acquisition of more than a certain percentage of its stock or substantially all of its assets, whether by merger or otherwise;

•	merging, consolidating, or liquidating;

•	issuing equity securities beyond certain thresholds;

•	repurchasing its capital stock;

•	ceasing to actively conduct its business; and

•	taking or failing to take any action that prevents the Baxter Transactions or certain related transactions from being tax-free.

The tax matters agreement permits Baxalta to take any of the actions described above if Baxalta provides Baxter with a tax opinion or Baxter receives an IRS private letter ruling that, in each case, is reasonably satisfactory to Baxter to the effect that such action will not affect the tax-free status of the Baxter Transactions (or Baxter waives the requirement to obtain such an opinion or ruling). If Baxalta intends to take any such restricted action, Baxter will generally be required to cooperate and use reasonable best efforts with a reasonable request to obtain the tax opinion or IRS ruling as expeditiously as possible. The receipt of any such ruling or opinion in respect of an action Baxalta proposes to take will not relieve Baxalta of its obligation to indemnify Baxter if that action causes the Baxter Transactions to be taxable. These restrictions may limit Baxalta’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. In addition, under the tax matters agreement, Baxalta is required to indemnify Baxter against any tax liabilities as a result of the acquisition of Baxalta’s stock or assets, even if Baxalta did not participate in or otherwise facilitate the acquisition.

In connection with the signing of the merger agreement, Baxter agreed in the letter agreement to waive the provisions under the tax matters agreement as they relate to the signing of the merger agreement and will waive such prohibitions in connection with the consummation of the merger, provided that each of Shire’s and Baxter’s tax advisors furnish the tax opinions referenced in the letter agreement. Such waiver and opinions will not relieve Baxalta or Shire, following the merger, of its obligation to indemnify Baxter if the merger causes the Baxter Transactions or certain related transactions to be taxable. For additional detail, see “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter—Tax Matters Agreement” and “Risk Factors—Risks Related to the Proposed Merger with Shire—The merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable.”

Certain of Baxalta’s executive officers and directors may have actual or potential conflicts of interest because of their previous or continuing positions at Baxter.

Because of their current or former positions with Baxter, certain of Baxalta’s executive officers and directors own shares of Baxter common stock, options to purchase shares of Baxter common stock or other equity awards. Even though Baxalta’s Board of Directors consists of a majority of directors who are independent, and Baxalta’s executive officers who were employees of Baxter ceased to be employees of Baxter, some Baxalta executive officers and directors continue to have a financial interest in shares of Baxter common stock. In addition, three of Baxalta’s directors continue to serve on the Baxter Board of Directors. Continuing ownership of Baxter common stock and equity awards, or service as a director at both companies, could create, or appear to create, potential conflicts of interest if Baxalta and Baxter pursue the same corporate opportunities or face decisions that could have different implications for Baxalta and Baxter.

Baxalta may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect Baxalta’s business.

Baxalta may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others:

•	greater management focus on the distinct business of biopharmaceuticals;

•	the ability to commercialize new and existing product offerings more effectively on a global basis;

•	the ability to drive innovation and allocate necessary resources to areas presenting the highest growth potential; and

•	the flexibility to pursue aligned growth and investment strategies resulting in revenue acceleration, improved profitability and enhanced returns.

Baxalta may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	following the separation, Baxalta may be more susceptible to market fluctuations and other adverse events than if it were still a part of Baxter;

•	following the separation, Baxalta’s business is less diversified than Baxter’s business prior to the separation; and

•	the other actions required to separate Baxter’s and Baxalta’s respective businesses could disrupt Baxalta’s operations.

If Baxalta fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, financial condition and results of operations of Baxalta could be adversely affected.

Baxalta may have received better terms from unaffiliated third parties than the terms it received in its agreements with Baxter.

The agreements Baxalta entered into with Baxter in connection with the separation, including a transition services agreement, a long term services agreement, a tax matters agreement, a manufacturing and supply agreement, an employee matters agreement, a trademark license agreement, a Galaxy license agreement, an international commercial operations agreement, a shareholder’s and registration rights agreement with respect to Baxter’s continuing ownership of Baxalta common stock and certain other commercial agreements, were prepared in the context of the separation while Baxalta was still a wholly owned subsidiary of Baxter. Accordingly, during the period in which the terms of those agreements were prepared, Baxalta did not have an independent board of directors or a management team that was independent of Baxter. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Baxter and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. For additional detail, see “Agreements Between Baxter and Baxalta and Other Related Party Transactions.”

Baxalta has significant indebtedness which could restrict the company’s ability to pay dividends and have a negative impact on the company’s financing options and liquidity position.

Shortly before the separation, Baxalta incurred approximately $5 billion of indebtedness through the issuance of senior notes. Baxalta used the net proceeds to make a cash distribution of $4 billion to Baxter as partial consideration for the contribution of assets to Baxalta in connection with the separation, with the remaining net proceeds intended to be used for general corporate purposes, including to fund acquisitions. In addition, Baxalta also has a senior revolving credit facility with availability of up to $1.2 billion and a Euro-denominated senior revolving credit facility with availability of up to €200 million. The company may also incur additional indebtedness in the future, subject to restrictions set forth in the merger agreement. The company’s indebtedness may impose restrictions on Baxalta that could have material adverse consequences by:

•	limiting the company’s ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	limiting the company’s ability to refinance its indebtedness on terms acceptable to the company or at all;

•	imposing restrictive covenants on the company’s operations;

•	requiring the company to dedicate a significant portion of its cash flows from operations to paying the principal of and interest on its indebtedness, thereby reducing funds available for other corporate purposes; and

•	making the company more vulnerable to economic downturns and limiting its ability to withstand competitive pressures.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baxalta—Liquidity and Capital Resources—Financial Condition—Debt and Capital Lease Obligations—Senior Notes.”

Challenges in the commercial and credit environment may adversely affect Baxalta’s future access to capital.

Baxalta’s ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for Baxalta’s products or in the solvency of its customers or suppliers or other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect Baxalta’s ability to access the capital markets. These conditions may adversely affect Baxalta’s ability to maintain investment grade credit ratings following the separation.

Risks Related to Baxalta’s Common Stock

Baxalta’s stock price may fluctuate significantly.

The market price of Baxalta’s common stock may fluctuate significantly due to a number of factors, some of which may be beyond Baxalta’s control, including:

•	actual or anticipated fluctuations in Baxalta’s operating results;

•	changes in earnings estimated by securities analysts or Baxalta’s ability to meet those estimates;

•	the operating and stock price performance of Shire;

•	the operating and stock price performance of comparable companies;

•	announcements or speculation regarding proposed business combinations involving Baxalta or comparable companies in our industry;

•	changes to the regulatory and legal environment under which Baxalta operates; and

•	domestic and worldwide economic conditions.

In addition, when the market price of a company’s common stock drops significantly, stockholders often institute securities class action lawsuits against the company. This type of lawsuit against Baxalta could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

Future sales or distributions of Baxalta common stock may cause the market price for shares of Baxalta common stock to decline.

As a result of the separation, Baxter distributed approximately 544 million shares of Baxalta’s common stock to its stockholders, all of which are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the Securities Act), unless the shares are owned by one of Baxalta’s “affiliates” (including Baxter), as that term is defined in Rule 405 under the Securities Act.

After completion of the distribution, Baxter retained approximately 19.5% of Baxalta’s total shares outstanding. In January 2016 and March 2016, Baxter exchanged a portion of its retained stake in Baxalta common stock for indebtedness of Baxter held by third parties. The shares of Baxalta common stock exchanged were then sold by such third parties in secondary public offerings pursuant to registration statements filed by Baxalta under the Securities Act. Immediately following the exchanges, Baxter held approximately 4.5% of Baxalta’s total shares outstanding. Baxter is currently in the process of finalizing a contribution of 17,145,570 shares of Baxalta common stock to its U.S. pension fund. Baxter has advised Baxalta that it otherwise intends to dispose of its remaining ownership interest in Baxalta common stock (i) to Baxter’s creditors in satisfaction of outstanding obligations of Baxter, (ii) in exchange for Baxter stock in this exchange offer and (iii) possibly to Baxter’s stockholders as a special dividend, on a pro rata basis, in each case, prior to any Shire or Baxalta shareholder vote with respect to the merger, which are expected to be taken at meetings held on May 27, 2016, and, in any event, during the 18-month period following the distribution. If any shares of Baxalta common stock, or Shire Securities received in exchange for such common stock pursuant to the merger, are not disposed of by Baxter either prior to the merger or during such 18-month period, as the case may be, Baxter has advised Baxalta that it intends to otherwise dispose of such shares as soon as practicable thereafter, taking into account market conditions and its business judgment, including potentially through secondary offerings of Baxalta common stock, but in no event later than five years after the distribution. Baxter and Baxalta entered into a shareholder’s and registration rights agreement wherein Baxalta agreed, upon the request of Baxter, to use reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of Baxalta’s common stock retained by Baxter. Baxter exercised a portion of its demand registration rights pursuant to such agreement to cause Baxalta to register the offer and sale of the shares of Baxalta common stock in this exchange offer.

Dispositions of significant amounts of Baxalta’s common stock or the perception in the market that this will occur may result in the lowering of the market price of Baxalta’s common stock.

Baxalta cannot guarantee the timing, amount, or payment of any dividends on its common stock.

The Board of Directors of Baxalta has adopted a dividend policy with respect to the payment of dividends on Baxalta common stock. However, the timing, declaration, amount and payment of any future dividends to stockholders will be within the discretion of Baxalta’s Board of Directors. The Board’s decisions regarding the payment of dividends will depend on many factors, such as Baxalta’s financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, debt service obligations, industry practice, legal requirements, regulatory constraints, ability to access capital markets and other factors that the Board deems relevant. For more information, see “Dividend Policy.” Baxalta’s ability to pay any dividends will depend on its ongoing ability to generate cash from operations and access capital markets. Baxalta cannot guarantee that it will continue to pay dividends in the future. The merger agreement provides that Baxalta may not pay dividends on Baxalta common stock other than regular quarterly cash dividends not to exceed $0.07 per quarter.

The current percentage of ownership a stockholder has in Baxalta may be diluted in the future.

In the future, the percentage ownership of a given stockholder in Baxalta may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that Baxalta has granted and will grant to its directors, officers and employees. Baxalta’s and Baxter’s employees have stock options, stock-settled performance share units and stock-settled restricted stock units for Baxalta’s common stock as a result of an adjustment to their corresponding Baxter awards as described in the section of this prospectus entitled “Executive Compensation—Executive Compensation Discussion and Analysis—Elements of Compensation—Equity-Based Incentive Awards.” Baxalta’s compensation committee granted approximately 2.9 million RSUs to participating employees through its 2016 annual equity grant process, and it may grant additional PSUs, RSUs, stock options or other stock-based awards to its employees in the future. Such awards will have a dilutive effect on Baxalta’s earnings per share, which could adversely affect the market price of Baxalta’s common stock.

In addition, Baxalta’s amended and restated certificate of incorporation authorizes Baxalta to issue, without the approval of Baxalta’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Baxalta’s common stock respecting dividends and distributions, as Baxalta’s Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Baxalta’s common stock. For example, Baxalta could grant the holders of preferred stock the right to elect some number of Baxalta’s directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Baxalta could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock of Baxalta.”

The merger agreement provides that Baxalta may not issue any capital stock (including any preferred stock, as described above) except pursuant to its existing equity incentive plans. However, Shire may waive this restriction on issuances without prior notice and such restriction shall continue only so long as the merger agreement is in effect.

The public announcement of data from clinical studies or news of any developments related to Baxalta’s product pipeline may cause significant volatility in its stock price. If the development of any of Baxalta’s key pipeline products is delayed or discontinued, the company’s stock price could decline significantly.

As Baxalta evolves as a standalone company, it will be focusing efforts and resources in building a diversified pipeline of products in existing core disease areas and into new areas of unmet medical need, such as oncology. The company expects that investors may place heightened scrutiny on some of the company’s products in development when making investment decisions in Baxalta compared to historic Baxter. The announcement of data from clinical studies by the company or its collaborators or news of any developments related to the company’s key pipeline products may cause significant volatility in the company’s stock price. Furthermore, the announcement of any negative or unexpected data or the discontinuation of development of any of Baxalta’s key pipeline products, or any delay in anticipated timelines for filing for regulatory approval, could cause the company’s stock price to decline significantly. There can be no assurance that data from clinical studies will support a filing for regulatory approval or even if approved, that any of Baxalta’s key pipeline products will become commercially successful.

Certain provisions in Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Baxalta by a party other than Shire, which could decrease the trading price of Baxalta’s common stock.

Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirors to negotiate with Baxalta’s Board of Directors rather than to attempt a hostile takeover. See “Description of Capital Stock of Baxalta—Anti-Takeover Effects of Various Provisions of Delaware Law and Baxalta’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” for a further description of these provisions.

In addition, because Baxalta has not chosen to be exempt from Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that stockholders may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15 percent of the corporation’s outstanding voting stock. Section 203 of the Delaware General Corporation Law does not apply to the merger because the merger agreement has been approved by the Baxalta Board of Directors.

Baxalta believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with Baxalta’s Board of Directors and by providing Baxalta’s Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make the company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that Baxalta’s Board of Directors determines is not in the best interests of Baxalta and Baxalta’s stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Certain of the agreements that Baxalta entered into with Baxter require Baxter’s consent to any assignment by Baxalta of its rights and obligations under the agreements. The consent and termination rights set forth in these agreements might discourage, delay or prevent a change of control that stockholders may consider favorable. For more information on these agreements, refer to the section of this prospectus entitled “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter.”

In addition, an acquisition or further issuance of Baxalta’s stock could trigger the application of Section 355(e) of the Code. Under the tax matters agreement, Baxalta is required to indemnify Baxter for the resulting taxes, and this indemnity obligation might discourage, delay or prevent a change of control that stockholders may consider favorable. For a description of such indemnification by Baxalta, refer to the section contained in this prospectus entitled “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter—Tax Matters Agreement.”

Risks Related to the Proposed Merger with Shire

Failure to consummate the merger could negatively impact the price of Baxalta common stock and our future business and financial results.

The consummation of the merger may be delayed, the merger may be consummated on terms different than those contemplated by the merger agreement, or the merger may not be consummated at all. Failure to consummate the merger would prevent Baxalta stockholders from realizing the anticipated benefits of the merger. In addition, the consideration offered by Shire reflects a valuation of Baxalta significantly in excess of the price at which Baxalta’s common stock was trading prior to the public announcement of Shire’s interest in the potential combination. The current market price of Baxalta common stock may reflect a market assumption that the merger will occur, and a failure to consummate the merger could result in a significant decline in the market price of Baxalta common stock and a negative perception of Baxalta generally. Any delay in the consummation of the merger or any uncertainty about the consummation of the merger could also negatively impact the share price and future business and financial results of Baxalta.

The market price of the Shire Securities will fluctuate prior to the merger, so Baxalta stockholders cannot be sure of the value of the Shire Securities they will receive if the merger is consummated.

If the merger is consummated, each outstanding share of Baxalta common stock will be exchanged for both (i) $18.00 in cash and (ii) 0.1482 of a Shire ADS (or, if a Baxalta stockholder timely elects accordingly and Shire so permits, 0.4446 of a Shire ordinary share in lieu of such fraction of a Shire ADS, although the deadline for making such election is expected to have passed before the exchange offer is complete) as further described in the sections of this prospectus entitled “The Transactions—The Proposed Merger—The Merger Agreement” and “Business—The Proposed Merger.” Because the number of Shire Securities being offered as consideration is fixed, the market value of the per share stock consideration will be based on the value of Shire Securities at the time the consideration in the merger is paid. If the market price of Shire Securities declines, Baxalta stockholders could receive less value for their shares of Baxalta common stock upon the consummation of the merger than the implied value of such shares as of the date the merger was announced, the date of the Baxalta stockholders’ meeting or as of the date of this prospectus. The market price of the Shire Securities may fluctuate due to a variety of factors that are beyond Baxalta’s control, including general market and economic conditions, changes in business prospects, catastrophic events, both natural and man-made, and regulatory considerations. In addition, the market price of the Shire Securities may significantly fluctuate during the period of time between the date of the merger agreement and the consummation of the merger, as a result of uncertainty regarding the transactions contemplated by the merger agreement, market perception of the synergies and cost savings expected to be achieved related to the merger, changes to the ongoing business of Baxalta or Shire, including any actions taken by Baxalta’s or Shire’s customers, suppliers, distributors, partners, employees, investors and governmental authorities as a result of the merger announcement, or actions taken by Baxalta or Shire in connection with the merger.

Shire and Baxalta must obtain governmental and regulatory approvals to consummate the merger, which, if delayed or not granted, may delay or jeopardize the merger.

The merger is conditioned on the expiration or termination of the applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act), merger control approval under the relevant merger control laws of the European Union and the consent of certain other merger control authorities and other governmental entities. The closing condition related to anti-trust approval in the United States was satisfied on February 29, 2016, when the waiting period under the HSR Act expired.

The governmental and regulatory agencies from which Shire and Baxalta are seeking these approvals have broad discretion in administering the applicable governing regulations. As a condition to their approval of the transactions contemplated by the merger agreement, those agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business. The required approvals may not be obtained or the required conditions to the merger may not be satisfied, or, even if the required approvals are obtained and the conditions to the consummation of the merger are satisfied, the terms, conditions and timing of such approvals are uncertain.

Any delay in consummating the merger could cause the combined company not to realize some or all of the synergies that Shire expects to achieve if the merger is successfully consummated within the expected time frame.

The merger remains subject to additional conditions, some of which Shire and Baxalta cannot control, which could result in the merger not being consummated or being delayed, either of which could negatively impact the share price and future business and operating results of Baxalta.

The merger is subject to the satisfaction or waiver of other conditions in addition to the approval of governmental authorities described above, including, but not limited to, the approval of the issuance of the Shire Securities by the stockholders of Shire; the adoption of the merger agreement by the stockholders of Baxalta; the continued effectiveness of a registration statement on Form S-4 registering the Shire Securities to be issued to Baxalta stockholders in the merger; the absence of any orders, injunctions or rulings that would have the effect of enjoining or preventing the consummation of the merger; the approval of the UK Listing Authority (UKLA) of a prospectus relating to the Shire Securities and a circular convening the Shire stockholder meeting; approval from The Nasdaq Stock Market LLC to list the Shire ADS; approval of the UKLA and London Stock Exchange (LSE) to list the Shire ordinary shares; and receipt by each of Baxter and Shire of a tax opinion from its respective tax advisor, in each case, substantially in the same form and substance as the tax opinion delivered by such advisor in connection with the signing of the merger agreement such that a restriction under the tax matters agreement is waived. Certain conditions to the merger may not be satisfied or, if they are, the timing of such satisfaction is uncertain. If any conditions to the merger are not satisfied or, where waiver is permitted by applicable law, not waived, the merger will not be consummated.

The merger is not subject to a financing condition. While Shire has secured an $18 billion fully underwritten bank facility, of which $13 billion is available to finance the cash component of the merger consideration and the payment of related acquisition costs and transaction costs, certain customary conditions precedent to funding must be satisfied in order for Shire to utilize its bank facility, and if such conditions are not satisfied or waived and if Shire’s lenders do not satisfy their funding commitment, Shire may be unable to obtain the funds necessary to consummate the merger.

If for any reason the merger is not completed, or the closing of the merger is significantly delayed, the Baxalta share price and business and results of operations of Baxalta may be adversely affected. In addition, failure to consummate the merger would prevent Baxalta stockholders from realizing the anticipated benefits of the merger. Baxalta has incurred, and expects to continue to incur, significant transaction fees, professional service fees, taxes and other costs related to the merger. Further, if the merger agreement is terminated, under certain circumstances, Baxalta may be required to disburse to Shire a termination fee of $369 million and/or reimburse Shire’s expenses in an amount not to exceed $110 million, which expense reimbursement would be offset against any termination fee subsequently disbursed.

The directors and executive officers of Baxalta have interests in the merger that may be different from, or in addition to, those of other Baxalta stockholders, which could have influenced their decisions to support or approve the merger.

Baxalta stockholders should recognize that the directors and executive officers of Baxalta have interests in the merger that may be different from, or in addition to, their interests as stockholders of Baxalta generally. For Baxalta directors, these interests may include the accelerated vesting and payment for certain Baxalta stock-based incentive awards as a result of the merger. For Baxalta executive officers, these interests may include the potential acceleration of stock-based incentive awards as a result of the merger, as well as cash severance payments and benefits that may become payable in connection with the merger. Additionally, Baxalta has agreed to provide “gross-up” payments to individuals for excise taxes imposed by Section 4999 of the Code (by amending the severance agreements with its executive officers to provide for such payments). Baxalta’s directors and executive officers are also covered by certain indemnification and insurance arrangements. Two members of the Baxalta Board, who will be jointly selected by the chairman of the Baxalta Board and chairman of the Shire board following consultation with the Nomination Committee of the Shire board, are expected to be appointed to the Shire board, effective upon the closing of the merger. Such interests and benefits could have influenced the decisions of Baxalta’s directors and executive officers to support or approve the merger.

The merger agreement contains provisions that restrict Baxalta’s ability to pursue alternatives to the merger and, in specified circumstances, could require Baxalta to pay Shire a termination fee and/or expense reimbursement.

Under the merger agreement, Baxalta has agreed not to (1) take certain actions to solicit proposals relating to alternative business combination transactions or (2) subject to certain exceptions, including the receipt of a “company superior proposal” (as such term is defined in the merger agreement), enter into discussions or an agreement concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions. In certain circumstances, upon termination of the merger agreement, Baxalta would be required to disburse to Shire a termination fee of $369 million and/or reimburse Shire for its merger-related expenses in an amount not to exceed $110 million, which reimbursement would be offset against any termination fee subsequently disbursed. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Baxalta from considering or proposing that acquisition, even if such third party were prepared to enter into a transaction that is more favorable to Baxalta or its stockholders than the merger.

If the proposed merger is not completed, Baxalta will have incurred substantial costs that may adversely affect Baxalta’s financial results.

Baxalta has incurred and will continue to incur substantial costs in connection with the proposed merger. These costs are primarily associated with the fees of consultants, attorneys, accountants and financial advisors. In addition, Baxalta diverted significant management resources in an effort to complete the merger and Baxalta is subject to restrictions contained in the merger agreement on the conduct of Baxalta’s business during the pendency of the merger. If the merger is not completed, such costs may adversely affect Baxalta’s financial results.

In specified circumstances, Shire could terminate the merger agreement to accept an alternative proposal.

Under the merger agreement, Shire may terminate the merger agreement to enter into a definitive agreement with respect to a “parent superior proposal” (as such term is defined in the merger agreement) prior to obtaining approval of the merger from its stockholders. In such event, Shire would be obligated to pay Baxalta a termination fee equal to $369 million, but would have no further obligation or liabilities to Baxalta. Such termination would deny Baxalta and Baxalta’s stockholders any benefits from the merger and could negatively impact Baxalta’s share price.

Uncertainties associated with the merger may cause a loss of employees and may otherwise affect the future business and operations of Baxalta, Shire and the combined company.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Shire or Baxalta and, if the proposed combination with Shire is consummated, on the combined company following the merger. These consequent uncertainties may impair Baxalta’s, and following the closing of the merger, the combined company’s, ability to retain and motivate key personnel and could also cause customers, suppliers, licensees, partners and others that deal with Shire or Baxalta to defer entering into contracts with, making other decisions concerning, or seeking to change existing business relationships with Baxalta, and following the closing of the merger, the combined company. Because Baxalta and Shire depend on the experience and industry knowledge of their executives and other key personnel to execute their business plans, the combined company may be unable to meet its strategic objectives.

While the merger is pending, Baxalta and Shire may not be able to hire qualified personnel to replace any key employees that may depart to the same extent that they have been able to in the past. In addition, if the merger is not completed, Baxalta may also encounter challenges in hiring qualified personnel to replace key employees that may depart Baxalta subsequent to the merger announcement.

Shire and Baxalta may not successfully integrate.

If the merger is consummated, which will represent Shire’s largest transaction to date, achieving the anticipated benefits of the proposed combination of Shire and Baxalta will depend in part upon whether the two companies integrate their businesses in an effective and efficient manner. The companies may not be able to accomplish this integration process successfully. The integration of businesses is complex and time-consuming. The difficulties that could be encountered include the following:

•	integrating personnel, operations and systems, while maintaining focus on selling and promoting existing and newly acquired or produced products;

•	coordinating geographically dispersed organizations;

•	distraction of management and employees from operations;

•	changes or conflicts in corporate culture;

•	management’s inability to manage a substantial increase in the number of employees;

•	management’s inability to train and integrate personnel, who may have limited experience with the respective companies’ business lines and products, and to deliver a consistent message regarding diseases treated by the combined company;

•	retaining existing customers and attracting new customers;

•	retaining existing employees and attracting new employees;

•	maintaining business relationships; and

•	inefficiencies associated with the integration and management of the operations of the combined company.

In addition, there will be integration costs and non-recurring transaction costs (such as fees paid to legal, financial, accounting and other advisors and other fees paid in connection with the merger) associated with the proposed merger, including costs associated with combining operations and achieving the synergies Shire expects to obtain, and such costs may be significant.

An inability to realize the full extent of the anticipated benefits of the proposed combination of Shire and Baxalta, including estimated cost synergies, as well as any delays encountered in the integration process and realizing such benefits, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may materially adversely affect the value of Shire Securities after the consummation of the merger.

Shire will incur significant additional indebtedness in connection with the merger, which will decrease Shire’s business flexibility and increase its interest expense. All of Shire’s debt obligations, and any future indebtedness Shire may incur, will have priority over the Shire Securities with respect to payment in the event of a liquidation, dissolution or winding up.

Shire has secured an $18 billion fully underwritten bank facility, of which $13 billion is available to finance the cash component of the merger consideration. Shire has announced that it intends to maintain an investment grade credit rating for the combined company, but one or more credit rating agencies may determine that the combined company’s credit rating is below investment grade, which could increase the combined company’s borrowing costs. The combined company’s indebtedness following consummation of the merger could have the effect, among other things, of reducing the combined company’s flexibility to respond to changing business and economic conditions as well as reducing funds available for capital expenditures and acquisitions and creating competitive disadvantages for the combined company relative to other companies with lower indebtedness levels. Shire has incurred various costs and expenses associated with the debt financing.

Shire has indicated that it intends to refinance the bank facility through capital market debt issuances in due course. Its ability to refinance the indebtedness will depend on the condition of the capital markets and the combined company’s financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require the combined company to comply with more onerous covenants, which could further restrict business operations and such refinancing may not be available at all. Shire may also incur additional costs and expenses associated with any such refinancing.

Moreover, the combined company may be required to raise substantial additional financing to fund capital expenditures and acquisitions. The combined company’s ability to arrange additional financing and the costs of that financing will depend on, among other factors, the combined company’s financial position and performance, as well as prevailing market conditions and other factors beyond its control.

In any liquidation, dissolution or winding up of Shire, Shire Securities would rank below all debt claims against Shire or any of its subsidiaries. In addition, any convertible or exchangeable securities or other equity securities that Shire may issue in the future may have rights, preferences and privileges more favorable than those of Shire Securities. As a result, holders of Shire Securities will not be entitled to receive any payment or other distribution of assets upon any liquidation or dissolution until after Shire’s obligations to its debt holders and holders of equity securities which rank senior to the Shire Securities have been satisfied.

The merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable.

Under the letter agreement, from and after the closing of the merger, Baxalta agreed to indemnify, and, effective as of the closing of the merger, Shire agreed to guarantee such indemnity to, Baxter and each of its affiliates and each of their respective officers, directors and employees against certain tax-related losses attributable to, or resulting from (in whole or in part) the merger (as described in more detail in the letter agreement). If the Baxter Transactions, including this exchange offer, are determined to be taxable as a result (in whole or in part) of the merger (for example, if the merger is deemed to be part of a plan (or series of related transactions) that includes the Baxter Transactions), Baxter and its stockholders could incur significant tax liabilities, and under the tax matters agreement and the letter agreement, Baxalta and Shire may be required to indemnify Baxter for any such tax liabilities incurred by Baxter. Baxter’s waiver of the provisions under the tax matters agreement restricting Baxalta’s ability to enter into and consummate the merger will not relieve Baxalta (or Shire) of its obligation to indemnify Baxter if the merger causes any of the Baxter Transactions to be taxable.

In connection with the signing of the merger agreement, Shire received an opinion from Cravath, Swaine & Moore LLP (Cravath), tax counsel to Shire, to the effect that the merger will not cause Baxter’s contribution of assets to Baxalta, Baxter’s distribution of Baxalta shares on July 1, 2015, Baxter’s distribution of cash received from Baxalta to its creditors or the Later Distributions to fail to qualify as tax-free to Baxter and its stockholders under Sections 355, 361 and 368(a)(1)(D) of the Code. The merger is conditioned on the receipt by Shire at the time of the consummation of the merger of a tax opinion to the same effect.

The opinion referred to in the immediately preceding paragraph is based upon various factual representations and assumptions, as well as certain undertakings made by Baxter and Baxalta. If any of the factual representations or the assumptions in the tax opinion is untrue or incomplete in any material respect, an undertaking is not complied with or the facts upon which the tax opinion is based are materially different from the facts at the time of the merger, the opinion may not be valid. Moreover, opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the Cravath opinion could be challenged by the IRS. None of Baxalta, Baxter or Shire has requested a ruling from the IRS regarding the impact of the merger on the tax treatment of the Baxter Transactions. Further, the Cravath opinion does not address all tax aspects of the separation, Later Distributions and other related transactions and it is possible that Baxalta and Shire may be obligated to indemnify Baxter despite the continuing validity of the Cravath tax opinion.

Baxalta’s (and Shire’s) indemnification obligations to Baxter and its subsidiaries, officers, directors and employees under the tax matters agreement and letter agreement are not limited in amount or subject to any cap. If Baxalta or Shire is required to indemnify Baxter and its subsidiaries and their respective officers, directors and employees under the circumstances set forth in the tax matters agreement (as supplemented by the letter agreement), it could have a material adverse effect on Baxalta and Shire.

For a description of the sharing of certain tax liabilities between Baxter and Baxalta, see “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter—Tax Matters Agreement” and “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter—Letter Agreement.”

New regulations issued by the U.S. Department of Treasury may impact the combined company following the merger.

On April 4, 2016, the U.S. Department of Treasury issued new regulations applicable to acquisitions of U.S. companies by non-U.S. companies. These regulations, among other things, change the manner in which thresholds contained within the so-called “anti-inversion” rules that govern how the combined company will be taxed are calculated. These calculations are affected both by the merger and by any future acquisitions funded in whole or in part by Shire Securities. These calculations are complicated and depend on several factors. Moreover, the U.S. Department of Treasury also introduced proposed “earning stripping” regulations that may, among other things, cause certain related-party debt instruments issued by a U.S. corporation to be treated as equity, resulting in the loss of deductible interest payments for U.S. federal income tax purposes.

These regulations are newly issued and complex, and as such their application to any particular set of facts is uncertain. Shire believes that the regulations are not likely to affect the expected tax position of the combined company, which belief is based on, among other things, facts that may change or judgments that may prove to be incorrect and, if incorrect, could have an adverse impact on the expected tax position of the combined company.

Furthermore, the U.S. tax authorities could issue additional guidance as to the application of these regulations or issue new regulations that could have an adverse effect on the expected tax position of the combined company.

Sales of Baxalta common stock in anticipation of the merger, and resales of Shire Securities following the completion of the merger, may adversely affect the market price of Baxalta common stock prior to the merger, and, after the merger, the market price of Shire Securities.

Certain Baxalta stockholders, such as index funds or funds with concentration, geographic or other limitations on their permitted investments, may be required to sell the Shire Securities that they receive in the transaction. Other Baxalta stockholders may already hold Shire Securities and those stockholders may decide not to hold the additional Shire Securities they receive in the merger, or to sell their Baxalta shares prior to the merger. Such sales of Baxalta common stock or Shire Securities could have the effect of depressing the market price of Shire Securities and Baxalta common stock.

If the merger is consummated, Shire will issue new Shire Securities to Baxalta stockholders. The issuance of these new shares and the sale of additional shares that may become eligible for sale in the public market from time to time upon exercise of options or the vesting of restricted securities could have the effect of depressing the market price for Shire Securities. Moreover, the increase in the number of Shire Securities, or an increase in the number of Shire Securities outstanding following a future issuance, sale or transfer of Shire Securities by Shire or the possibility of such an issue, sale or transfer may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Shire Securities.

The market price of Shire Securities may be adversely affected by reports of third-party analysts published in connection with the consummation of the merger.

The trading market for Shire Securities depends in part on the research and reports that third-party securities analysts publish about Shire and its industry. In connection with the consummation of the merger, one or more of these analysts could downgrade Shire Securities or issue other negative commentary about Shire or its industry, which could cause the market price of Shire Securities to decline.

The market price of Shire Securities may be affected by factors different from those affecting the market price of Baxalta common stock.

If the merger is consummated, Baxalta stockholders will become holders of Shire Securities. Shire’s business differs from that of Baxalta, and Shire’s results of operations, as well as the market price of Shire Securities, may be affected by factors different from those affecting Baxalta’s results of operations and the market price of Baxalta common stock.

Exchange rate fluctuations may adversely affect the foreign currency value of Shire Securities and any dividends.

If the merger is consummated, Baxalta common stock will be exchanged for Shire Securities. Unlike Baxalta, as a consequence of Shire’s dual listing on both the NASDAQ and LSE, Shire ordinary shares are quoted in pounds sterling on the LSE and Shire ADS are quoted in U.S. dollars on the NASDAQ. Dividends in respect of Shire ordinary shares, if any, will be declared in U.S. dollars. Shire’s financial statements are prepared in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and pounds sterling will affect, among other matters, the pounds sterling value of Shire ordinary shares and of any dividends in respect of such shares.

The Shire Securities have different rights from the shares of Baxalta common stock.

Certain of the rights associated with Baxalta common stock are different from the rights associated with Shire Securities. In particular, the law of Jersey, in which Shire is organized, significantly limits the circumstances under which stockholders of companies may bring derivative actions and, in most cases, only the corporation may be the claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it. Neither an individual nor any group of stockholders has any right of action in such circumstances. In addition, Jersey law does not afford appraisal rights to dissenting stockholders in the form typically available to stockholders of a U.S. corporation.

Only registered holders of Shire Securities are afforded the rights of stockholders under Jersey law, the Shire Memorandum of Association and the Shire Articles of Association. Because the depositary’s nominee will be the registered owner of the shares, holders of Shire ADS must rely on the nominee to exercise the rights of a stockholder on their behalf.

If the merger is consummated, Baxalta stockholders will have a reduced ownership and voting interest and will exercise less influence over the management and policies of Shire than they do over Baxalta.

Baxalta stockholders currently have the right to vote in the election of the Baxalta Board of Directors and on other matters affecting Baxalta. If the merger is consummated, each Baxalta stockholder will become a holder of Shire Securities with a percentage ownership of the combined company that is smaller than the stockholder’s percentage ownership of Baxalta. Shire estimates that, upon the consummation of the merger, former Baxalta stockholders would own, in the aggregate, approximately 34% of all outstanding Shire ordinary shares on a diluted basis. Accordingly, Baxalta stockholders would have less influence over the management and policies of Shire than they now have over the management and policies of Baxalta.

Holders of Shire Securities in the United States may not be able to enforce civil liabilities against Shire.

A number of Shire’s directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to affect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

There is also a doubt as to the enforceability in England, Wales and Jersey, whether by original actions or by seeking to enforce judgments of U.S. courts, of claims based on the federal securities laws of the United States. In addition, punitive damages in actions brought in the United States or elsewhere may be unenforceable in England, Wales and Jersey.

Lawsuits have been filed and additional lawsuits may be filed against Baxalta, Shire and the Baxalta Board of Directors challenging the merger. An adverse ruling in any such lawsuit may delay or prevent the completion of the merger or result in an award of damages against Baxalta.

Following announcement of the merger, putative class action complaints were filed by purported Baxalta stockholders on behalf of all Baxalta stockholders in the Court of Chancery of the State of Delaware and the Nineteenth Judicial Circuit Court of Illinois. The complaints generally allege that the members of the Baxalta board breached their fiduciary duties to Baxalta stockholders by entering into the merger agreement and approving the merger, and that Baxalta, Shire and Merger Sub aided and abetted such breaches of fiduciary duties. The complaints further allege that, among other things, the per share merger consideration undervalues Baxalta and certain provisions of the merger agreement inappropriately inhibit competing bids. In addition, a complaint for violation of Sections 14(a) and 20(a) of the Exchange Act was filed by a purported Baxalta stockholder in the United States District Court for the Northern District of Illinois. The complaints seek, among other things, to enjoin the merger. The complaints filed in the State of Delaware have since been dismissed and Baxalta has filed a motion to dismiss the complaint filed in the Nineteenth Judicial Circuit Court of Illinois, but additional lawsuits arising out of or relating to the merger agreement or the merger may be filed in the future. The results of complex legal proceedings are difficult to predict and could delay or prevent the completion of the merger. The existence of litigation relating to the merger could adversely impact the likelihood of obtaining the stockholder approvals from either Baxalta or Shire. Moreover, the pending litigation is, and any future additional litigation could be, time consuming and expensive and could divert Baxalta’s and Shire’s respective management’s attention away from their regular business.

One of the conditions to completion of the merger is the absence of any law or judgment issued by any court or tribunal of competent jurisdiction that prevents, makes illegal or prohibits the closing of the merger. Accordingly, if a plaintiff is successful in obtaining a judgment prohibiting completion of the merger, then such judgment may prevent the merger from being completed, or from being completed within the expected time frame.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and certain documents incorporated by reference into this prospectus include forward-looking statements. Use of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. All statements in this prospectus and documents incorporated by reference into this prospectus, other than statements of historical facts, including statements about future events or financial performance, are forward-looking statements that involve certain risks and uncertainties.

These forward-looking statements may include statements with respect to the exchange offer and/or one or more subsequent additional distributions, the tax-free status of the exchange offer, accounting estimates and assumptions, the company’s expectations regarding the separation, including separation costs, litigation-related matters including outcomes, future regulatory filings and the company’s R&D pipeline, strategic objectives, credit exposure to foreign governments, potential developments with respect to credit ratings, investment of foreign earnings, estimates of liabilities including those related to uncertain tax positions, contingent payments, future pension plan contributions, costs, discount rates and rates of return, the company’s exposure to financial market volatility and foreign currency and interest rate risks, geographic expansion, the impact of competition, future sales growth, business development activities, business optimization initiatives, future capital and R&D expenditures, future transactions in the company’s securities and debt issuances, the impact of healthcare reform, manufacturing expansion, the sufficiency of the company’s facilities, financial flexibility, future cash flows, the adequacy of credit facilities, derivative instruments and capitalization, tax provisions and reserves, Baxalta’s effective tax rate, the impact on the company of recent tax legislation, the expected impact of the separation and all other statements that do not relate to historical facts.

These forward-looking statements are based on certain assumptions and analyses made in light of our experience and perception of historical trends, current conditions, and expected future developments as well as other factors that Baxalta believes are appropriate in the circumstances. While these statements represent Baxalta’s current judgment on what the future may hold, and Baxalta believes these judgments are reasonable, these statements are not guarantees of any events or financial results.

Whether actual future results and developments will conform to expectations and predictions is subject to a number of risks and uncertainties, including the following factors, many of which are beyond Baxalta’s control:

•	demand for and market acceptance of risks for and competitive pressures related to new and existing products;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, loss of confidence or declining sales;

•	future actions of FDA, EMA or any other regulatory body or government authority that could delay, limit or suspend product development, manufacturing or sale or result in seizures, recalls, injunctions, loss of customer confidence, monetary sanctions or criminal or civil liabilities;

•	failures with respect to the company’s compliance programs;

•	global regulatory, trade and tax policies;

•	the impact of competitive products and pricing, including generic competition, drug re-importation and disruptive technologies;

•	the company’s ability to identify business development and growth opportunities and to successfully execute on its business development strategy;

•	the company’s ability to realize the anticipated benefits from its joint product development and commercialization arrangements, governmental collaborations and other business development activities or to identify and enter into additional such opportunities in the future;

•	future actions of third parties, including third-party payors, as healthcare reform and other similar measures are implemented in the United States and globally;

•	the impact of U.S. healthcare reform and other similar actions undertaken by foreign governments with respect to pricing, reimbursement, taxation and rebate policies;

•	additional legislation, regulation and other governmental pressures in the United States or globally, which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payors or other elements of the company’s business;

•	fluctuations in supply and demand and the pricing of plasma-based therapies;

•	the availability and pricing of acceptable raw materials and component supply;

•	inability to create additional production capacity in a timely manner or the occurrence of other manufacturing or supply difficulties;

•	the ability to protect or enforce the company’s owned or in-licensed patent or other proprietary rights (including trademarks, copyrights, trade secrets and know-how) or patents of third parties preventing or restricting the company’s manufacture, sale or use of affected products or technology;

•	the company’s ability to develop and sustain relationships with institutional partners;

•	the impact of global economic conditions on the company and its customers and suppliers, including foreign governments in certain countries in which the company operates;

•	fluctuations in foreign exchange and interest rates;

•	any changes in law concerning the taxation of income, including income earned outside of the United States;

•	breaches or failures of the company’s information technology systems;

•	loss of key employees or inability to identify and recruit new employees;

•	the outcome of pending or future litigation;

•	the adequacy of the company’s cash flows from operations to meet its ongoing cash obligations and fund its investment program;

•	the company’s ability to successfully develop and introduce biosimilar products;

•	the company’s operations as an independent company;

•	the costs and temporary business interruptions related to the separation;

•	Baxter’s performance under various transaction agreements that were executed as part of the separation;

•	the company’s ability to transition away from the services to be provided by Baxter pursuant to the transition services agreement, manufacturing and supply agreement and other agreements with Baxter in a timely manner;

•	potential indemnification liabilities owed to Baxter after the separation (including with regard to the Baxter Transactions);

•	the tax treatment of the distribution and the limitations imposed on the company under the tax matters agreement (and as further addressed in the letter agreement) that the company entered into with Baxter;

•	restrictions on post-separation activities in order to preserve the tax-free treatment of the separation;

•	potential conflicts of interest for certain of the company’s executive officers and directors because of their previous or continuing positions at Baxter;

•	the company’s ability to achieve benefits from the separation in a timely manner;

•	the company’s ability to access the capital markets following the separation from Baxter;

•	changes to the timing of the subsequent disposal of the equity retained by Baxter;

•	the inability to complete the merger due to the failure to obtain the approval of Baxalta’s or Shire’s stockholders, or the failure to satisfy other conditions to completion of the merger;

•	the failure to obtain regulatory approvals required for the merger, or required regulatory approvals delaying the merger or causing the parties to abandon the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding instituted against Baxalta and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the effect of the announcement of the merger on Baxalta’s client relationships, operating results and business generally, including without limitation the ability to retain key employees;

•	the failure of Shire to obtain the necessary financing for the merger;

•	the risk that the benefits of the merger, including synergies, may not be fully realized or may take longer to realize than expected;

•	the failure of relevant tax opinions that are a condition to the merger to be obtained on acceptable conditions or at all;

•	the risk that the merger may not advance the combined company’s business strategy;

•	the risk that the combined company may experience difficulty integrating Baxalta’s employees or operations;

•	the potential diversion of Baxalta’s management’s attention resulting from the proposed merger and of the combined company’s management’s attention resulting from integration issues after the merger;

•	the factors identified in the documents filed by Baxter and incorporated by reference herein; and

•	other factors identified elsewhere in this prospectus.

Factors that could cause actual results or events to differ materially from those anticipated include the matters described in this prospectus under the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baxalta,” and “Business,” and the matters described in the sections entitled “Risk Factors” and “Forward-Looking Information” in Baxter’s Annual Report on Form 10-K for the year ended December 31, 2015 and “Forward-Looking Information” in Baxter’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016, which reports are incorporated by reference into this prospectus. All of the forward-looking statements made in this prospectus and in the documents incorporated by reference into this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected consequences to or effects on Baxter or Baxalta or their respective subsidiaries or businesses or operations. Baxter and Baxalta undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law.

DIVIDEND POLICY

The Board of Directors of Baxalta has adopted a policy with respect to the payment of dividends on Baxalta common stock. Baxalta currently expects that it will continue to pay quarterly cash dividends until the completion of the merger, with the annual amount initially determined based on 15% of the estimate of annual adjusted net income for the applicable period. Notwithstanding the current expectations for Baxalta’s dividend policy, the timing, declaration, amount and payment of any dividends by Baxalta is within the discretion of its Board of Directors and will depend upon many factors, including Baxalta’s financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, covenants associated with certain of Baxalta’s debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by Baxalta’s Board of Directors.

The merger agreement provides that Baxalta may not pay dividends on Baxalta common stock other than the regular quarterly cash dividends not to exceed $0.07 per quarter. If the merger is consummated, Baxalta stockholders will no longer receive any dividends on Baxalta common stock. The merger is expected to close in early June 2016, subject to the satisfaction or waiver of certain conditions described in this prospectus. For more information, see “The Transactions—The Proposed Merger—Merger Agreement” and “Business—The Proposed Merger.”

On May 10, 2016, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock. The quarterly dividend will be paid on July 1, 2016, to stockholders of record as of the close of trading on the NYSE on June 10, 2016. In accordance with the terms of the merger agreement, if the merger is consummated prior to the close of trading on the NYSE on June 10, 2016, Shire is not obligated to pay this dividend to the applicable stockholders of record. However, if the merger is consummated after such time but prior to July 1, 2016, Shire is obligated under the merger agreement to pay such dividend to the applicable stockholders of record. If the merger is not consummated by July 1, 2016, Baxalta will pay the dividend to the applicable stockholders of record in the ordinary course.

THE TRANSACTIONS

Separation and Distribution

On July 1, 2015, Baxter completed the distribution of approximately 80.5% of the issued and outstanding shares of common stock of Baxalta to Baxter stockholders. The distribution was made to Baxter’s stockholders of record as of the close of business on June 17, 2015, who received one share of Baxalta common stock for each Baxter common share held as of such date.

Baxter’s transfer of less than all of the Baxalta common stock to its stockholders in the distribution was motivated by its desire to establish, in an efficient and nontaxable, cost effective manner, an appropriate capital structure for each of Baxter and Baxalta, including by reducing, directly or indirectly, Baxter indebtedness during the 18-month period following the distribution. The debt-for-equity exchanges discussed below and this exchange offer form part of Baxter’s liquidity management plans.

The Proposed Merger

Merger Agreement

On January 11, 2016, Shire, Merger Sub, a wholly owned subsidiary of Shire, and Baxalta entered into the merger agreement, pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Baxalta, with Baxalta being the surviving corporation, and Baxalta will become a wholly owned subsidiary of Shire.

On the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each share of Baxalta common stock issued and outstanding immediately prior to the effective time of the merger (other than treasury shares of Baxalta and any shares of Baxalta common stock owned by Shire or any subsidiary of Shire (including Merger Sub) or Baxalta, and other than shares of Baxalta common stock as to which dissenters’ rights have been properly exercised) will be canceled and converted into the right to receive both (i) $18.00 in cash, without interest, and (ii) 0.1482 of an American Depositary Share of Shire (the Shire ADS) duly and validly issued against Shire’s ordinary shares, par value £0.05 per share (the per share stock consideration), except that cash will be paid in lieu of fractional Shire ADSs. Although Shire will permit holders of Baxalta common stock to elect to receive 0.4446 of a Shire ordinary share for each outstanding share of Baxalta common stock in lieu of the per share stock consideration, the deadline for making such election is expected to have passed before the exchange offer is complete.

Under the merger agreement, Shire agreed to use its reasonable best efforts to appoint Wayne T. Hockmeyer, Ph.D., chairman of the Baxalta Board of Directors, and two additional members of the Baxalta Board, jointly selected by the chairman of the Baxalta Board and chairman of the Shire board of directors following consultation with the Nomination Committee of the Shire board, to the Shire board of directors, effective upon the closing of the merger. Following the appointment of such directors, Shire agreed to nominate the same individuals as directors, to the extent such individuals are willing to serve and have complied in a satisfactory manner, in the good faith reasonable judgment of the Shire board, with the attendance and performance expectations of the Shire board, at the 2017 Shire stockholder meeting. Since the date of the merger agreement, Dr. Hockmeyer has decided to withdraw himself from consideration for such an appointment due to personal reasons and therefore only two members of the Baxalta Board will be considered for nomination.

The consummation of the merger is subject to certain closing conditions, including the approval of holders of a majority of the issued and outstanding Baxalta common stock and the approval of holders of a majority of Shire ordinary shares present and voting in person or by proxy, the receipt of certain regulatory approvals, the absence of a “material adverse effect” with respect to Shire and Baxalta, the receipt by Shire and Baxter of certain tax opinions set forth in the letter agreement described below, and other conditions specified in the merger agreement.

Because the record date for the special meeting of the stockholders of Baxalta to approve the merger has already occurred, you will not be entitled to vote on the merger with Shire with respect to shares of Baxalta common stock you receive in the exchange offer.

The merger agreement provides that, during the period from the date of the merger agreement until the effective time of the merger, Baxalta will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and engage in discussions with third parties regarding alternative acquisition proposals except that Baxalta may, in response to an unsolicited acquisition proposal, engage in discussions with, and provide non-public information to, a third party if Baxalta’s Board of Directors determines in good faith that the acquisition proposal constitutes or is reasonably likely to constitute or lead to a “superior proposal.” Baxalta’s Board of Directors may make an adverse recommendation and terminate the merger agreement after receiving a “superior proposal,” subject to Shire’s right to match the superior proposal during a negotiation period of 5 days (with subsequent negotiation periods of 4 days if the superior proposal is amended). A “superior proposal” is a written acquisition proposal providing for a transfer of control of at least 50% of the stock or assets of Baxalta, which Baxalta’s Board of Directors determines in good faith (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to Baxalta’s stockholders from a financial point of view than the merger and the other transactions contemplated by the merger agreement. Shire is subject to generally reciprocal “non-solicitation” obligations except that Baxalta does not have similar rights to match a superior proposal received by Shire.

The merger agreement provides for certain termination rights for both Shire and Baxalta. Upon termination of the merger agreement under certain specified circumstances, Baxalta may be required to disburse to Shire a termination fee of $369 million and Shire may be required to pay the company a termination fee of $369 million.

In addition, if the merger agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Baxalta, Baxalta may be required to reimburse Shire for transaction expenses up to $110 million (which expenses would be credited against any termination fee subsequently payable by Baxalta), and if the merger agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Shire, Shire may be required to reimburse Baxalta for transaction expenses up to $65 million (which expenses would be credited against any termination fee subsequently payable by Shire).

Shire and Baxalta each made certain representations, warranties and covenants in the merger agreement, including, among other things, covenants by Shire and Baxalta to conduct their businesses in the ordinary course during the period between the execution of the merger agreement and consummation of the merger.

Letter Agreement

On January 11, 2016, Baxter, Shire and Baxalta entered into a letter agreement (the letter agreement) in connection with the entry by Shire and Baxalta into the merger agreement, which, among other things, addresses certain aspects of a tax matters agreement, dated as of June 30, 2015, between Baxter and Baxalta, and modifies certain aspects of a shareholder’s and registration rights agreement, dated as of June 30, 2015, between Baxter and Baxalta.

Under the letter agreement, Baxter agreed under certain circumstances to express its support for the merger and waived its appraisal rights under Delaware law in connection with the merger. Under the letter agreement, Baxter represented to Shire and Baxalta that it had received an opinion from its tax advisor and, in connection with the execution of the merger agreement, Shire received an opinion from its tax advisor, Cravath, Swaine & Moore LLP (Cravath). In addition, under the letter agreement, immediately prior to the closing of the merger, Baxter, Shire and Baxalta agreed to deliver certain representation letters to each of Cravath and Baxter’s tax advisor. The letter agreement provides that Baxter will use its reasonable best efforts to cause its tax advisor to deliver a tax opinion immediately prior to the closing of the merger as required by the letter agreement, and Shire will use its reasonable best efforts to cause Cravath to deliver immediately prior to the closing of the merger a tax opinion required by the letter agreement.

Under the letter agreement, from and after the closing of the merger, Baxalta agreed to indemnify, and Shire agreed to guarantee such indemnity to, Baxter and each of its affiliates and each of their respective officers, directors and employees against certain tax-related losses resulting from the merger (other than losses resulting from any disposition of Baxalta common stock by Baxter (i) that are not attributable to the merger and (ii) other than in the distribution on July 1, 2015 and certain debt-for-equity exchanges (including the debt-for-equity exchanges described below), exchange offers (including this exchange offer), contribution of Baxalta shares to Baxter’s U.S. pension fund or a special dividend distribution to Baxter’s stockholders (in each case as contemplated by the letter agreement)).

Under the letter agreement, Shire agreed to cooperate with Baxalta and Baxter to enable Baxalta to comply with its obligations under the shareholder’s and registration rights agreement and to use its reasonable best efforts to facilitate Baxter’s disposition of Baxalta common stock in certain SEC registered offerings, including this exchange offer. Each of Shire and Baxalta agreed in the letter agreement not to hold their respective stockholder meetings to approve, and not to consummate, the merger before the earliest of (a) the date that Baxter has completed marketing periods for two debt-for-equity exchanges and one equity exchange offer with respect to its Baxalta common stock, (b) the date on which Baxter has disposed of all its Baxalta common stock, and (c) May 26, 2016 (subject to tolling or extension (generally to no later than June 25, 2016) under certain circumstances).

The letter agreement may be terminated (a) by mutual written consent of Shire, Baxalta and Baxter, (b) by Shire or Baxalta upon termination of the merger agreement or (c) upon the closing of the merger, in each case, subject to the terms of the letter agreement.

Initial Debt-for-Equity Exchange

Effective January 27, 2016, Baxter completed a debt-for-equity exchange with Chase Lincoln First Commercial Corporation (Chase Lincoln), an affiliate of J.P. Morgan Securities LLC, the underwriter in the subsequent underwritten public offering described below, and terminated Baxter’s existing 364-Day Credit Agreement, dated as of December 10, 2014, among Baxter, as borrower, JPMorgan Chase Bank, National Association, as administrative agent, and the lender(s) party thereto from time to time (as amended, the Credit Agreement). The Credit Agreement provided for a revolving credit commitment of up to $1.8 billion, of which an aggregate principal amount of $1.45 billion was drawn and outstanding immediately prior to the termination of the Credit Agreement. The Credit Agreement was terminated in connection with the transfer of 37,573,040 shares of Baxalta common stock (the Exchanged Shares) held by Baxter to Chase Lincoln, the sole lender under the Credit Agreement prior to its termination, in exchange for the extinguishment of all the outstanding indebtedness thereunder. Chase Lincoln sold the Exchanged Shares in an underwritten public offering managed by J.P. Morgan Securities LLC that was completed on February 2, 2016.

Immediately after giving effect to this initial debt-for-equity exchange, Baxter continued to own 94,329,679 shares of Baxalta common stock, representing approximately 13.9% of Baxalta’s total issued and outstanding shares as of December 31, 2015.

Subsequent Debt-for-Equity Exchange and Third Party Tender Offer

On February 16, 2016, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and UBS Securities LLC (collectively, the Third Party Purchasers) commenced an offer to purchase for cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 16, 2016 and the related letter of transmittal as amended by means of a press release dated March 1, 2016, up to $2.2 billion aggregate principal amount of certain notes issued by Baxter. The Third Party Purchasers purchased $2.2 billion aggregate principal amount of such notes on March 2, 2016, on the early settlement date of the tender offer.

On March 16, 2016, the Third Party Purchasers entered into an agreement with Baxter whereby the Third Party Purchasers exchanged the notes purchased by them pursuant to the tender offer for certain of the shares of

Baxalta common stock held by Baxter in a debt-for-equity exchange. The Third Party Purchasers sold the 63,823,582 shares of Baxalta common stock received by them pursuant to the debt-for-equity exchange in a registered public offering, which was completed on March 21, 2016. Immediately after giving effect to this debt-for-equity exchange, Baxter continued to own 30,506,097 shares of Baxalta common stock, representing approximately 4.5% of Baxalta’s total issued and outstanding shares as of April 30, 2016.

The Exchange Offer

Baxter is offering to exchange up to 13,360,527 shares of Baxalta common stock in the aggregate for outstanding shares of Baxter common stock that are validly tendered and not validly withdrawn. You may tender all, some or none of your shares of Baxter common stock. Shares of Baxter common stock validly tendered and not validly withdrawn will be accepted for exchange at the final exchange ratio, on the terms and conditions of the exchange offer and subject to the limits described below, including the proration provisions. Shares not accepted for exchange will be returned to the tendering stockholder promptly following the expiration or termination of the exchange offer, as applicable. See “The Exchange Offer” for more information.

Reasons for the Exchange Offer

As part of Baxter’s liquidity management plans, Baxter has decided to pursue the exchange offer to dispose of all or a portion of its remaining interest in Baxalta in a tax-efficient manner, thereby enhancing stockholder value.

The following factors, among others, were considered by Baxter in making the determination to dispose of all or a portion of its remaining interest in Baxalta by means of the exchange offer:

•	The exchange offer is a tax-efficient way for Baxter to divest its interest in Baxalta.

•	The exchange offer presents an opportunity for Baxter to quickly repurchase a significant number of outstanding shares of Baxter common stock without reducing overall cash and financial flexibility.

•	The prevailing market price of Baxalta common stock reflects a substantial increase in value since the distribution on July 1, 2015.

•	The exchange offer is an efficient means of placing Baxalta common stock with only those Baxter stockholders who wish to directly own an interest in Baxalta.

•	The exchange offer will likely present stockholders tendering shares of Baxter common stock an opportunity to acquire shares of Baxalta common stock at a discount to the then prevailing market price.

•	The exchange offer presents more execution risk than a pro rata distribution of all or a portion of Baxter’s remaining interest in Baxalta, and may require an extension of the exchange offer period and/or one or more subsequent additional distributions if Baxter does not dispose of all of the remaining shares of Baxalta common stock held by it in the exchange offer.

•	The exchange offer cannot be completed prior to the effectiveness of a registration statement under the Securities Act, while a pro rata distribution of all or a portion of Baxter’s remaining interest in Baxalta could be completed without such a registration statement under the Securities Act.

•	The exchange offer will cause Baxter to incur certain incremental expenses relating to the exchange offer that it would not otherwise incur in connection with a pro rata distribution of all or a portion of Baxter’s remaining interest in Baxalta.

•	If Baxter holds Baxalta common stock as of the date of the consummation of the merger, such common stock will be converted into the right to receive certain cash consideration and Shire Securities as further described above under “—The Proposed Merger—Merger Agreement.”

Effects of the Exchange Offer

Holders of Baxter common stock will be affected by the exchange offer as follows:

•	Holders who exchange all of their shares of Baxter common stock will, if the exchange offer is not oversubscribed, no longer have any ownership interest in Baxter but will instead directly own only an interest in Baxalta. As a result, their investment will be subject exclusively to risks associated with Baxalta and not risks associated solely with Baxter.

•	Holders who exchange all of their shares of Baxter common stock will, if the exchange offer is oversubscribed, be subject to proration and, unless their odd-lot tender is not subject to proration, will own an interest in both Baxter and Baxalta. As a result, their investment will continue to be subject to risks associated with both Baxter and Baxalta, though such holders may be subject to these risks to a different degree than prior to the exchange offer.

•	Holders who exchange some, but not all, of their shares of Baxter common stock, regardless of whether the exchange offer is fully subscribed, will own fewer shares of Baxter common stock and more shares of Baxalta common stock than prior to the exchange offer, unless they otherwise acquire Baxter common stock. As a result, their investment will continue to be subject to risks associated with both Baxter and Baxalta, though such holders may be subject to these risks to a different degree than prior to the exchange offer.

•	Holders who do not exchange any of their shares of Baxter common stock in the exchange offer will have an increased ownership interest in Baxter, on a percentage basis, and if Baxter disposes of all of the remaining shares of Baxalta common stock held by it in the exchange offer, have no indirect ownership interest in Baxalta (unless they otherwise own shares of Baxalta common stock). As a result, their investment will be subject exclusively to risks associated with Baxter and not risks associated with Baxalta because Baxter would no longer have an investment in Baxalta.

Baxalta’s Equity Capitalization

Baxalta had 683,539,950 shares of common stock outstanding as of April 30, 2016. Baxter owned approximately 4.5% of the outstanding shares of Baxalta’s common stock as of April 30, 2016.

No Appraisal Rights

Appraisal is a statutory remedy under state law available to corporate stockholders who object to extraordinary actions taken by their corporation. This remedy allows dissenting stockholders to require the corporation to repurchase their stock at a price equivalent to its value immediately prior to the extraordinary corporate action. No appraisal rights are available to Baxter stockholders or Baxalta stockholders in connection with the exchange offer.

Regulatory Approval

Certain acquisitions of Baxalta common stock under the exchange offer may require a premerger notification filing under the HSR Act. If a holder of Baxter common stock decides to participate in the exchange offer and consequently acquires enough shares of Baxalta common stock to exceed the $78.2 million threshold provided for in the HSR Act and associated regulations, and if an exemption under the HSR Act or regulations does not apply, Baxter and the holder will be required to make filings under the HSR Act and the holder will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any stockholder or stockholders required to make such a filing until the waiting periods in the HSR Act have expired or been terminated.

Apart from the registration of shares of Baxalta common stock offered in the exchange offer under applicable securities laws and Baxter filing a Schedule TO with the SEC, Baxter does not believe that any other material U.S. federal or state regulatory filings or approvals will be necessary to consummate the exchange offer.

Accounting Treatment

The shares of Baxter common stock acquired by Baxter in the exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the Baxalta shares exchanged in the offer. Any difference between the carrying value of Baxter’s investment in Baxalta common stock and the market value of the shares of Baxalta common stock will be recognized by Baxter as a gain on disposal of investment net of any direct and incremental expenses of the exchange offer on the disposal of its Baxalta common stock.

The aggregate market value of Baxter’s investment in 13,360,527 shares of Baxalta common stock, based on the closing price of shares of Baxalta common stock on April 20, 2016 of $40.66 per share, was approximately $543.2 million. Baxter expects to recognize a gain upon consummation of the exchange offer. The amount of the gain will be dependent upon the final exchange ratio and the value of Baxalta common stock at the time the exchange offer is consummated. For example, if at the time Baxter completes the exchange offer, (i) the exchange offer is fully subscribed, (ii) the upper limit of 1.4026 shares of Baxalta stock exchanged for each share of Baxter common stock is in effect, and (iii) the market value of Baxalta common stock is $40.66 per share (the last reported sales price on the NYSE on April 20, 2016), Baxter would recognize a gain of approximately $470.4 million in connection with the transaction, prior to estimated fees and expenses. A $1 increase in the per share market value of Baxalta common stock in this example would increase the gain recognized by Baxter by approximately $13.4 million.

The exchange of shares of Baxalta common stock for shares of Baxter common stock in the exchange offer, in and of itself, will not affect the financial condition or results of operations of Baxalta.

Tax Treatment

See “U.S. Federal Income Tax Consequences” for a discussion of the tax treatment of the exchange offer.

THE EXCHANGE OFFER

Terms of the Exchange Offer

General

Baxter is offering to exchange up to 13,360,527 shares of Baxalta common stock which are owned by Baxter for shares of Baxter common stock, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the related letter of transmittal (including the instructions thereto), which are validly tendered and not validly withdrawn by 11:59 p.m., New York City time, on the expiration date, which is currently expected to be May 18, 2016, unless the exchange offer is extended or terminated. The last day on which tenders will be accepted, whether on May 18, 2016 or any later date to which the exchange offer is extended, is referred to in this prospectus as the “expiration date.” You may tender all, some or none of your shares of Baxter common stock.

The number of shares of Baxter common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of Baxter common stock validly tendered and not validly withdrawn. The maximum number of shares of Baxter common stock that will be accepted if the exchange offer is completed will be equal to 13,360,527 shares of Baxalta common stock held by Baxter divided by the final exchange ratio (which will be subject to the upper limit described below under “—Upper Limit”) and could be up to all of the outstanding shares of Baxter common stock. Baxter’s obligation to complete the exchange offer is subject to important conditions that are described in the section entitled “—Conditions to Completion of the Exchange Offer.”

For each share of Baxter common stock that you validly tender in the exchange offer and do not validly withdraw, and that is accepted by Baxter, you will receive a number of shares of Baxalta common stock at a discount of approximately 7%, subject to an upper limit of 1.4026 shares of Baxalta common stock per share of Baxter common stock. Stated another way, subject to the upper limit described below, for each $100 of Baxter common stock tendered by you and accepted in the exchange offer, you will receive approximately $107.52 of shares of Baxalta common stock based on the Average Baxter Price and the Average Baxalta Price, as determined by Baxter.

The Average Baxter Price will be equal to the simple arithmetic average of the daily volume-weighted average prices (VWAPs) of shares of Baxter common stock on the NYSE during the Averaging Period, as determined by Baxter, and the Average Baxalta Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Baxalta common stock on the NYSE during the Averaging Period, as determined by Baxter, as more fully described below under “—Pricing Mechanism.”

The daily VWAP for shares of Baxter common stock or Baxalta common stock, as the case may be, will be the VWAP per share of that stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “BAX UN<Equity>AQR” with respect to Baxter common stock and “BXLT UN<Equity>AQR” with respect to Baxalta common stock (or any other recognized quotation source selected by Baxter in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. Baxter will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.

For purposes of the exchange offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m., New York City time, through 11:59 p.m., New York City time.

Upper Limit

The number of shares of Baxalta common stock that you can receive is subject to an upper limit of 1.4026 shares of Baxalta common stock for each share of Baxter common stock accepted in the exchange offer. If the upper limit is in effect, you may receive less than $107.52 of Baxalta common stock for each $100 of Baxter common stock that you tender, based on the Average Baxter Price and Average Baxalta Price, and you could receive much less. This upper limit represents a 25% discount for shares of Baxalta common stock based on the simple arithmetic average of the daily VWAPs of shares of Baxter common stock and Baxalta common stock on April 18, 19 and 20, 2016 (the three trading days immediately preceding the date of the commencement of the exchange offer). Baxter set this upper limit to ensure that there would not be an unduly high number of shares of Baxalta common stock being exchanged for each share of Baxter common stock accepted in the exchange offer.

Pricing Mechanism

The terms of the exchange offer are designed to result in you receiving approximately $107.52 of shares of Baxalta common stock for each $100 of Baxter common stock tendered and accepted in the exchange offer based on the Average Baxter Price and the Average Baxalta Price determined as described above at the end of the Averaging Period and subject to the upper limit. Regardless of the final exchange ratio, the terms of the exchange offer would always result in you receiving approximately $107.52 of Baxalta common stock for each $100 of Baxter common stock, based on the Average Baxter Price and the Average Baxalta Price at the end of the Averaging Period, so long as the upper limit described above is not in effect.

To illustrate, the number of shares of Baxalta common stock you will receive for shares of Baxter common stock validly tendered and accepted in the exchange offer, and assuming no proration occurs, will be calculated as:

Number of shares of Baxalta common stock	=	(a) number of shares of Baxter common stock validly tendered by you and accepted by Baxter	multiplied by	(b) the final exchange ratio

The following formula will be used to calculate the final exchange ratio:

Final exchange ratio	=	the lesser of:	(a) the Average Baxter Price divided by 93% of the Average Baxalta Price	and	(b) 1.4026 (the upper limit)

The Average Baxter Price for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of shares of Baxter common stock on the NYSE during the Averaging Period of the three consecutive trading days (currently expected to be May 12, 13, and 16, 2016) ending on and including the second trading day preceding the expiration date of the exchange offer (currently expected to be May 18, 2016). The Average Baxalta Price for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of shares of Baxalta common stock on the NYSE during the Averaging Period of the three consecutive trading days (currently expected to be May 12, 13, and 16, 2016) including the second trading day preceding the expiration date of the exchange offer (currently expected to be May 18, 2016),

The final exchange ratio, the daily VWAPs used to calculate the final exchange ratio, the Average Baxter Price and the Average Baxalta Price will each be rounded to four decimals.

To help illustrate the way these calculations work, below are two examples:

•	Example 1: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $43.2256 per share of Baxter common stock and $41.0903 per share of Baxalta common stock, you would receive 1.1311 shares ($43.2256 divided by 93% of $41.0903) of Baxalta common stock for each share of Baxter common stock accepted in the exchange offer. In this example, the upper limit of 1.4026 shares of Baxalta common stock for each share of Baxter common stock would not apply.

•	Example 2: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $49.7094 per share of Baxter common stock and $34.9268 per share of Baxalta common stock, the upper limit of 1.4026 would be in effect and you would only receive 1.4026 shares of Baxalta common stock for each share of Baxter common stock accepted in the exchange offer because the upper limit is less than 1.5304 shares ($49.7094 divided by 93% of $34.9268) of Baxalta common stock for each share of Baxter common stock.

A website will be maintained at www.dfking.com/bax that provides the indicative exchange ratio on each day commencing on the third trading day of the exchange offer period prior to the announcement of the final exchange ratio. You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.

Prior to the Averaging Period, commencing on the third trading day of the exchange offer, the website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Baxter common stock and Baxalta common stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Baxter common stock and Baxalta common stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.

During the first two days of the Averaging Period, the website will provide indicative exchange ratios that will be calculated based on the Average Baxter Price and Average Baxalta Price, as calculated by Baxter based on data as reported by Bloomberg L.P. (or any other recognized quotation source selected by Baxter in its sole discretion if such pages are not available or are manifestly erroneous). The website will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Baxter common stock and Baxalta common stock for that first day of the Averaging Period and (ii) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Baxter common stock and Baxalta common stock for the first and second day of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated on the website each day by 4:30 p.m., New York City time. The final exchange ratio will be announced by press release and be available on the website by 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer (currently expected to be May 18, 2016).

Prior to and during the Averaging Period, the data based on which the VWAP is determined will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. In addition, the data used to derive the actual daily volume-weighted average prices during the elapsed portion of the day will reflect a 30-minute reporting and upload delay. The daily VWAPs, and the actual daily volume-weighted average prices during the elapsed portion of the day on each of the Averaging Dates as reported by Bloomberg L.P., may be different from other sources or investors’ or other security holders’ own calculations. Baxter will determine the simple arithmetic average of the daily VWAPs of each stock, and such determination will be final.

Final Exchange Ratio

The final exchange ratio that shows the number of shares of Baxalta common stock that you will receive for each share of Baxter common stock that you tendered and which is accepted in the exchange offer will be announced by press release and available at www.dfking.com/bax by 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer (currently expected to be May 18, 2016). After that time, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus.

If a market disruption event occurs with respect to shares of Baxter common stock or Baxalta common stock on any day during the Averaging Period, the simple arithmetic average stock price of Baxter common stock and Baxalta common stock will be determined using the daily VWAPs of shares of Baxter common stock and Baxalta common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, Baxter decides to extend the exchange offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs as specified above, Baxter may terminate the exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the exchange offer. See “—Conditions to Completion of the Exchange Offer.”

A “market disruption event” with respect to either Baxter common stock or Baxalta common stock means a suspension, absence or material limitation of trading of such stock on the NYSE for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE as a result of which the reported trading prices for Baxter common stock or Baxalta common stock, as the case may be, during any half-hour trading period during the principal trading session in the NYSE are materially inaccurate, as determined by Baxter in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination: (i) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE; and (ii) limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the SEC of similar scope as determined by Baxter or the exchange agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.

Since the exchange offer is scheduled to expire at 11:59 p.m., New York City time, on the expiration date (currently expected to be May 18, 2016) and the final exchange ratio will be announced by 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer, you will be able to tender or withdraw your shares of Baxter common stock after the final exchange ratio is determined until the exchange offer has expired. For more information on tendering and withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”

For the purposes of illustration, the table below indicates the number of shares of Baxalta common stock that you would receive per one share of Baxter common stock accepted in the exchange offer and the maximum number of shares of Baxter common stock that would be accepted in the aggregate if the exchange offer is completed, calculated on the basis described under “—Pricing Mechanism” and taking into account the upper limit, assuming a range of simple arithmetic averages of the daily VWAPs of shares of Baxter common stock and Baxalta common stock during the assumed Averaging Period. The first line of the table below shows the indicative Average Baxter Price and the indicative Average Baxalta Price and indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on April 20, 2016, based on the daily VWAPs of shares of Baxter common stock and Baxalta common stock on April 18, 19 and 20, 2016. The table also shows the effects of a 15% increase or decrease in either or both of the indicative Average Baxter Price and indicative Average Baxalta Price based on changes relative to the values as of April 20, 2016.

Baxter common stock	Baxalta common stock	Average Baxter Price	Average Baxalta Price	Shares of Baxalta common stock per Baxter common stock tendered	Value Ratio(1)		Maximum number of shares of Baxter common stock accepted in exchange offer
As of April 20, 2016	As of April 20, 2016	$43.2256	$41.0903	1.1311	1.0752		11,811,976
Down 15%	Up 15%	$36.7418	$47.2538	0.8361	1.0752		15,979,580
Down 15%	Unchanged	$36.7418	$41.0903	0.9615	1.0752		13,895,503
Down 15%	Down 15%	$36.7418	$34.9268	1.1311	1.0752		11,811,976
Unchanged	Up 15%	$43.2256	$47.2538	0.9836	1.0753		13,583,293
Unchanged	Down 15%	$43.2256	$34.9268	1.3308	1.0752		10,039,470
Up 15%	Up 15%	$49.7094	$47.2538	1.1311	1.0752		11,811,976
Up 15%	Unchanged	$49.7094	$41.0903	1.3008	1.0752		10,271,007
Up 15%	Down 15%	$49.7094	$34.9268	1.4026	0.9855	(2)	9,525,543

(1)	The Value Ratio equals (i) the Average Baxalta Price multiplied by the exchange ratio, divided by (ii) the Average Baxter Price.
(2)	In this scenario, the upper limit of 1.4026 is in effect. Absent the upper limit, the exchange ratio would have been 1.5304 shares of Baxalta common stock per share of Baxter common stock tendered. In this scenario, Baxter would announce that the upper limit on the number of shares of Baxalta common stock that can be received for each share of Baxter common stock tendered is in effect no later than 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer (currently expected to be May 18, 2016).

If the trading price of shares of Baxter common stock were to increase during the last two trading days of the exchange offer (currently expected to be May 17 and May 18, 2016), the Average Baxter Price would likely be lower than the closing price of shares of Baxter common stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer. As a result, you may receive fewer shares of Baxalta common stock for each $100 of Baxter common stock that are validly tendered and accepted for exchange than you would have received if the Average Baxter Price were calculated on the basis of the closing price of shares of Baxter common stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer. Similarly, if the trading price of shares of Baxalta common stock were to decrease during the last two trading days of the exchange offer, the Average Baxalta Price would likely be higher than the closing price of shares of Baxalta common stock on the expiration date of the exchange offer. This could also result in your receiving fewer shares of Baxalta common stock for each $100 of Baxter common stock than you would otherwise receive if the Average Baxalta Price were calculated on the basis of the closing price of shares of Baxalta common stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer.

The number of shares of Baxter common stock accepted by Baxter in the exchange offer may be subject to proration. Depending on the number of shares of Baxter common stock validly tendered, and not validly withdrawn, and the final exchange ratio, determined as described above, Baxter may have to limit the number of shares of Baxter common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described below under “—Proration; Odd-Lots.”

This prospectus and related documents are being sent to:

•	persons who directly held shares of Baxter common stock on April 19, 2016;

•	participants in the Savings Plans; and

•	brokers, banks and similar persons whose names or the names of whose nominees appear on Baxter’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Baxter common stock.

Proration; Odd-Lots

If, upon the expiration of the exchange offer, Baxter stockholders have validly tendered and not validly withdrawn more shares of Baxter common stock than Baxter is able to accept for exchange, Baxter will accept for exchange the shares of Baxter common stock validly tendered and not validly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of Baxter common stock to be accepted for exchange bears to the total number of shares of Baxter common stock validly tendered and not validly withdrawn (rounded to the nearest whole number of shares of Baxter common stock, and subject to any adjustment necessary to ensure the exchange of all shares of Baxalta common stock owned by Baxter), except for tenders of odd-lots, as described below.

Except as otherwise provided in this section, beneficial holders of less than 100 shares of Baxter common stock who validly tender all of their shares may elect not to be subject to proration if the exchange offer is oversubscribed. Beneficial holders of at least 100 shares of Baxter common stock, even those holders with separate stock certificates representing less than 100 shares, and those who own less than 100 shares but do not tender all of their shares, are not eligible for this preference. In addition, shares held on behalf of participants in the Savings Plans (each of which plans holds more than 100 shares of Baxter common stock) are not eligible for this preference.

Any beneficial holder of less than 100 shares of Baxter common stock who wishes to tender all of the shares and not be subject to proration must check the box under “Proration/Odd Lot” on the letter of transmittal. If your odd-lot shares are held by a broker for your account, you can contact your broker and request the preferential treatment.

Baxter will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the business day (currently expected to be May 19, 2016) following the expiration date of the exchange offer (currently expected to be May 18, 2016). Upon determining the number of shares of Baxter common stock validly tendered for exchange, Baxter will announce the final results, including the final proration factor, if any.

Any shares of Baxter common stock not accepted for exchange in the exchange offer as a result of proration will be returned to the tendering stockholder promptly after the expiration of the exchange offer in book-entry form to a direct registration account in the name of the registered holder maintained by Baxter’s transfer agent even if tendered in certificated form.

Fractional Shares

Fractional shares of Baxalta common stock will not be distributed in the exchange offer. The exchange agent, acting as agent for the Baxter stockholders otherwise entitled to receive fractional shares of Baxalta common stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of the stockholders. Any proceeds that the exchange agent realizes from that sale will be distributed, less any brokerage commissions or other fees, to each stockholder entitled thereto in accordance with the stockholder’s fractional interest in the aggregate number of shares sold. The distribution of fractional share proceeds will take longer than the distribution of shares of Baxalta common stock. As a result, stockholders will not receive fractional share proceeds at the same time they receive shares of Baxalta common stock.

None of Baxter, Baxalta, the exchange agent, the information agent or the dealer manager or any other person will guarantee any minimum proceeds from the sale of fractional shares of Baxalta common stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. In addition, a U.S. holder who receives cash in lieu of a fractional share of Baxalta common stock will generally recognize capital gain or loss for U.S. federal income tax purposes on the receipt of the cash to the extent that the cash received exceeds the tax basis allocated to the fractional share. You are urged to read carefully the discussion in “U.S. Federal Income Tax Consequences” and to consult your own tax advisor regarding the consequences to you of the exchange offer and the merger.

Holders who are tendering shares allocable to their applicable Savings Plans accounts should note that their accounts do not hold shares (including any fractional shares), given the unitized nature of the Savings Plans’ stock funds, and such holders should refer to the special instructions provided to them by their applicable plan administrator for more information.

Exchange of Shares of Baxter Common Stock

Upon the terms and subject to the conditions of the exchange offer (including, if the exchange offer is extended or amended, the terms and conditions of the extension or amendment), Baxter will accept for exchange, and will exchange, for shares of Baxalta common stock owned by Baxter, the shares of Baxter common stock validly tendered, and not validly withdrawn, prior to the expiration of the exchange offer, promptly after the expiration date of the exchange offer (currently expected to be May 18, 2016).

The exchange of shares of Baxter common stock tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

(a)	(i) share certificates representing all tendered shares of Baxter common stock (other than Direct Registration Shares), in proper form for transfer or (ii) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Baxter common stock in the exchange agent’s account at DTC, in each case pursuant to the procedures set forth in the section below entitled “—Procedures for Tendering;”

(b)	the letter of transmittal for shares of Baxter common stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message; and

(c)	any other required documents.

For purposes of the exchange offer, Baxter will be deemed to have accepted for exchange, and thereby exchanged, shares of Baxter common stock validly tendered and not validly withdrawn if and when Baxter notifies the exchange agent of its acceptance of the tenders of those shares of Baxter common stock pursuant to the exchange offer.

On or prior to the time of consummation of the exchange offer, Baxter will deliver to the exchange agent irrevocable instructions to hold the shares of Baxalta common stock in trust for Baxter stockholders whose shares of Baxter common stock are being accepted for exchange in the exchange offer. Baxalta common stock and/or cash in lieu of fractional shares will be transferred to Baxter stockholders whose shares of Baxter common stock are accepted in the exchange offer promptly after the expiration of the exchange offer. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

Return of Shares of Baxter Common Stock

If shares of Baxter common stock are delivered and not accepted due to proration or a partial tender, (i) certificated shares of Baxter common stock that were delivered will be returned in uncertificated book-entry form to be credited in book-entry form in a direct registration account in the name of the applicable holder maintained by Baxter’s transfer agent, (ii) direct registration account shares of Baxter common stock that were delivered will be credited back to the applicable account in book-entry form and (iii) shares of Baxter common stock held through DTC will be credited back through DTC in book-entry form.

If you validly withdraw your shares of Baxter common stock or the exchange offer is not completed, (i) certificated shares of Baxter common stock that were delivered will be returned, (ii) direct registration account shares of Baxter common stock that were delivered will be credited back to the applicable account in book-entry form and (iii) shares of Baxter common stock held through DTC will be credited back through DTC in book-entry form.

Procedures for Tendering

Shares Held in Certificated Form. If you hold certificates representing shares of Baxter common stock you must deliver to the exchange agent at an address listed on the letter of transmittal a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, and the certificates representing the shares of Baxter common stock tendered.

Shares Held in Book-Entry Direct Registration System. If you hold Direct Registration Shares of Baxter common stock, you must deliver to the exchange agent at an address listed on the letter of transmittal a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. Because certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent.

Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company, Custodian or Similar Institution. If you hold shares of Baxter common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your shares of Baxter common stock. If that institution holds shares of Baxter common stock through DTC, it must notify DTC and cause it to transfer the shares into the exchange agent’s account in accordance with DTC’s procedures. The institution must also ensure that the exchange agent receives an agent’s message from DTC confirming the book-entry transfer of your shares of Baxter common stock. A tender by book-entry transfer will be completed upon receipt by the exchange agent of an agent’s message, confirmation of a book-entry transfer into the exchange agent’s account at DTC and any other required documents.

The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of Baxter common stock which are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that Baxter may enforce that agreement against the participant.

The exchange agent will establish an account at DTC with respect to the shares of Baxter common stock for purposes of the exchange offer, and any eligible institution that is a participant in DTC may make book-entry delivery of shares of Baxter common stock by causing DTC to transfer such shares into the exchange agent’s account at DTC in accordance with DTC’s procedure for the transfer. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Participants in the Savings Plans should follow the special instructions that are being sent to them by their applicable plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of Baxter common stock held in these plans. Such participants may direct the applicable plan administrator through the designated website to tender all, some or none of the shares of Baxter common stock allocable to their Savings Plans accounts, subject to the limitations set forth in any instructions provided by their applicable plan administrator. Baxter and Baxalta have been informed that instructions to tender or withdraw by participants in the Savings Plans must be made by 4:00 p.m., New York City time, on May 17, 2016, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of your direction may also be extended.

General Instructions. Do not send letters of transmittal or certificates representing shares of Baxter common stock to Baxter, Baxalta, the dealer manager or the information agent. Letters of transmittal for shares of Baxter common stock and certificates representing shares of Baxter common stock should be sent to the exchange agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Baxter.

Whether you tender certificated shares of Baxter common stock by delivery of certificates or uncertificated Direct Registration Shares, the exchange agent must receive the letter of transmittal and any certificates representing your shares of Baxter common stock at the appropriate address set forth in the letter of transmittal prior to the expiration of the exchange offer. Note that for Direct Registration Shares, you do not need to deliver any certificates representing those shares because certificates are not issued for such shares. In the case of a book-entry transfer of shares of Baxter common stock through DTC, the exchange agent must receive the agent’s message and confirmation of a book-entry transfer into the exchange agent’s account at DTC prior to the expiration date of the exchange offer (currently expected to be May 18, 2016).

Letters of transmittal for shares of Baxter common stock and certificates representing shares of Baxter common stock, if any, must be received by the exchange agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your shares of Baxter common stock.

Signature Guarantees. Signatures on all letters of transmittal for shares of Baxter common stock must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being a U.S. eligible institution), except in cases in which shares of Baxter common stock are tendered either (1) by a registered stockholder (which term, for purposes of this document, shall include any participant in DTC whose name appears on a security position listing as the owner of shares of Baxter common stock) who has not completed the “Special Transfer Instructions” enclosed with the letter of transmittal or (2) for the account of a U.S. eligible institution.

If the certificates representing shares of Baxter common stock or Direct Registration Shares are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates or as reflected on the letter of transmittal accompanying the tender of Direct Registration Shares without any change whatsoever, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

Guaranteed Delivery Procedures. If you wish to tender shares of Baxter common stock pursuant to the exchange offer but (1) your certificates are not immediately available, (2) the procedure for book-entry transfer cannot be completed on a timely basis or (3) time will not permit all required documents to reach the exchange agent on or before the expiration date of the exchange offer, you may still tender your shares of Baxter common stock, so long as all of the following conditions are satisfied:

•	you must make your tender by or through a U.S. eligible institution;

•	on or before the expiration date of the exchange offer (currently expected to be May 18, 2016), the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Baxter, in the manner provided below; and

•	within three NYSE trading days after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (1)(A) share certificates representing all tendered shares of Baxter common stock (other than Direct Registration Shares), in proper form for transfer or (B) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Baxter common stock in the exchange agent’s account at DTC, (2) a letter of transmittal for shares of Baxter common stock, properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message and (3) any other required documents.

Registered stockholders (including any participant in DTC whose name appears on a security position listing of DTC as the owner of shares of Baxter common stock) may transmit the notice of guaranteed delivery by facsimile transmission or mail to the exchange agent. If you hold shares of Baxter common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. You must, in all cases, obtain a Medallion guarantee, in the form set forth in the notice of guaranteed delivery.

Tendering Your Shares After the Final Exchange Ratio Has Been Determined. Subject to any voluntary extension by Baxter of the exchange offer period or any extension mandated by applicable law, the final exchange ratio will be available by 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer (currently expected to be May 18, 2016). If you hold Baxter common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, that institution must tender your shares on your behalf. DTC is expected to remain open until 5:00 p.m., and institutions may be able to process tenders through DTC during that time (although there is no assurance that will be the case). Once DTC has closed, participants in DTC whose name appears on a DTC security position listing as the owner of shares of Baxter common stock will still be able to tender shares by delivering a notice of guaranteed delivery to the exchange agent via facsimile. If you hold Baxter common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day. In addition, any such institution, if it is not an eligible institution, will need to obtain a Medallion guarantee from an eligible institution in the form set forth in the notice of guaranteed delivery in connection with the delivery of those shares.

Effect of Tenders. A tender of shares of Baxter common stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the exchange offer as well as your representation and warranty to Baxter that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of Baxter common stock or other securities issued or issuable in respect of such shares); (2) when the same are accepted for exchange, Baxter will acquire good, marketable and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims; (3) you have a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act as further explained below; (4) your participation in the exchange offer and tender of such shares complied with Rule 14e-4 and the applicable laws of both the jurisdiction where you received the materials relating to the exchange offer and the jurisdiction from which the tender is being made; and (5) for non-U.S. persons: you acknowledge that Baxter has advised you that it has not taken any action under the laws of any country outside the United States to facilitate a public offer to exchange Baxter common stock or Baxalta common stock in that country; that there may be restrictions that apply in other countries, including with respect to transactions in Baxter common stock or Baxalta common stock in your home country; that, if you are located outside the United States, your ability to tender Baxter common stock in the exchange offer will depend on whether there is an exemption available under the laws of your home country that would permit you to participate in the exchange offer without the need for Baxter or Baxalta to take any action to facilitate a public offering in that country or otherwise; that Baxter will rely on your representation that your participation in the exchange offer is made pursuant to and in compliance with the applicable laws in the jurisdiction in which you are resident or from which you are tendering your shares and in a manner that will not require Baxter or Baxalta to take any action to facilitate a public offering in that country or otherwise; and that Baxter will rely on your representations concerning the legality of your participation in the exchange offer in determining to accept any shares that you are tendering for exchange.

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares of Baxter common stock for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares of Baxter common stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of Baxter common stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise; and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

The exchange of shares of Baxter common stock tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (a)(i) share certificates representing all tendered shares of Baxter common stock (other than Direct Registration Shares), in proper form for transfer or (ii) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Baxter common stock in the exchange agent’s account at DTC; (b) a letter of transmittal for shares of Baxter common stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message; and (c) any other required documents.

Appointment of Attorneys-in-Fact and Proxies. By executing a letter of transmittal as set forth above, you irrevocably appoint Baxter’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Baxter common stock tendered and accepted for exchange by Baxter and with respect to any and all other shares of Baxter common stock and other securities issued or issuable in respect of the shares of Baxter common stock on or after the expiration of the exchange offer. That appointment is effective when and only to the extent that Baxter deposits the shares of Baxalta common stock for the shares of Baxter common stock that you have tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the tendered shares of Baxter common stock and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Baxter’s designees will, with respect to the shares of Baxter common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. Baxter reserves the right to require that, in order for shares of Baxter common stock to be deemed validly tendered, immediately upon Baxter’s acceptance for exchange of those shares of Baxter common stock, Baxter must be able to exercise full voting rights with respect to such shares.

Determination of Validity. Baxter will determine questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Baxter common stock, in Baxter’s sole discretion, provided that Baxter may delegate such power in whole or in part to the exchange agent. Baxter reserves the absolute right to reject any and all tenders of shares of Baxter common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Baxter also reserves the absolute right to waive any of the conditions of the exchange offer (other than the conditions relating to the absence of an injunction and the effectiveness of the registration statement for Baxalta common stock to be distributed in the exchange offer), or any defect or irregularity in the tender of any shares of Baxter common stock. No tender of shares of Baxter common stock is valid until all defects and irregularities in tenders of shares of Baxter common stock have been cured or waived. None of Baxter, Baxalta, the dealer manager, the exchange agent, the information agent or any other person, nor any of their directors or officers, is under any duty to give notification of any defects or irregularities in the tender of any shares of Baxter common stock or will incur any liability for failure to give any such notification. Baxter’s determinations and interpretations of the terms and conditions of the exchange offer (including the letter of transmittal and instructions thereto) may be challenged in a court of competent jurisdiction.

Binding Agreement. The tender of shares of Baxter common stock pursuant to any of the procedures described above, together with Baxter’s acceptance for exchange of such shares pursuant to the procedures described above, will constitute a binding agreement between Baxter and you upon the terms of and subject to the conditions to the exchange offer.

The method of delivery of share certificates of shares of Baxter common stock and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders. If you tender fewer than all the shares of Baxter common stock evidenced by any share certificate you deliver to the exchange agent, then you must check the box labeled “Partial Tender” and fill in the number of shares that you are tendering in the space provided on the first page of the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part. In those cases, promptly after the expiration of the exchange offer (currently expected to be May 18, 2016), the exchange agent will credit the remainder of the shares of Baxter common stock that were evidenced by the certificate(s) but not tendered to a Direct Registration Share account in the name of the registered holder maintained by Baxter’s transfer agent, unless otherwise provided in “Special Transfer Instructions” or “Special Delivery Instructions” enclosed with the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part. Unless you indicate otherwise in your letter of transmittal, all Baxter common stock represented by share certificates you deliver to the exchange agent will be deemed to have been tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the exchange agent that were previously in certificated form.

Lost or Destroyed Certificates

If your certificate(s) representing shares of Baxter common stock have been mutilated, destroyed, lost or stolen and you wish to tender your shares, you will need to take the steps described under the section entitled “Lost or Destroyed Certificate(s)” included in the letter of transmittal and in the instruction booklet to the letter of transmittal. You will also need to pay a premium and service fee as calculated in the letter of transmittal to support the purchase of the blanket bond for your lost shares of Baxter common stock. Upon receipt of the completed applicable letter of transmittal (appropriately notarized) with the required information, the surety bond payment and the service fee, your shares of Baxter common stock will be included in the exchange offer, subject to acceptance by Baxter.

Withdrawal Rights

Shares of Baxter common stock tendered pursuant to the exchange offer may be withdrawn at any time before 11:59 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be May 18, 2016) and, unless Baxter has previously accepted them pursuant to the exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the exchange offer. Once Baxter accepts shares of Baxter common stock pursuant to the exchange offer, your tender is irrevocable.

For a withdrawal of shares of Baxter common stock to be effective, the exchange agent must receive from you a written notice of withdrawal or facsimile transmission of notice of withdrawal, in the form of the notice of withdrawal provided by Baxter, at one of its addresses or fax numbers, respectively, set forth in the instructions booklet to the letter of transmittal, and your notice must include your name and the number of shares of Baxter common stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

If shares of Baxter common stock have been tendered pursuant to the procedures for book-entry tender through DTC discussed in the section entitled “—Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with the procedures of DTC.

If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 11:59 p.m., New York City time, on the expiration date of the exchange offer. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

Baxter will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion. Baxter may delegate such power in whole or in part to the exchange agent. None of Baxter, Baxalta, the dealer manager, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any such determinations may be challenged in a court of competent jurisdiction.

Any shares of Baxter common stock validly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer.

However, you may re-tender withdrawn shares of Baxter common stock by following one of the procedures discussed in the section entitled “—Procedures for Tendering” at any time prior to the expiration of the exchange offer (or pursuant to the instructions sent to you separately).

If you hold shares of Baxter common stock (or if shares are allocable to you) through the Savings Plans, your plan administrator will provide you with instructions on how to withdraw your direction to tender through the designated website. You must record your withdrawal on the designated website at any time before 4:00 p.m., New York City time, on May 17, 2016, or, if the exchange offer is extended, any new plan participant withdrawal deadline established by the plan administrator.

Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined. Subject to any extension of the exchange offer period, the final exchange ratio will be available by 9:00 a.m., New York City time, on the trading day (currently expected to be May 17, 2016) preceding the expiration date of the exchange offer (currently expected to be May 18, 2016). If you are a registered stockholder of Baxter common stock and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent prior to 11:59 p.m., New York City time, on the expiration date of the exchange offer, in the form of the notice of withdrawal provided by Baxter. Medallion guarantees will not be required for such withdrawal notices. If you hold Baxter common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, any notice of withdrawal must be delivered by that institution on your behalf. DTC is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC during that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent prior to 11:59 p.m., New York City time, on the expiration date of the exchange offer. Such notice of withdrawal must be in the form of DTC’s notice of withdrawal and must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the exchange offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.

Except for the withdrawal rights described above, any tender made under the exchange offer is irrevocable.

Delivery of Baxalta Common Stock; Book-Entry Accounts

Physical certificates representing shares of Baxalta common stock will not be issued pursuant to the exchange offer, including in respect of any shares delivered to the exchange agent in certificated form. Rather than issuing physical certificates for such shares to tendering stockholders, the exchange agent will cause shares of Baxalta common stock to be credited in book-entry form to direct registered accounts maintained by Baxalta’s transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders). Promptly following the crediting of shares to your respective direct registered account, you will receive a statement from Baxalta’s transfer agent evidencing your holdings, as well as general information on the book-entry form of ownership.

If shares of Baxalta common stock are to be issued to a person other than the signer of the letter of transmittal, a check is to be issued in the name of, and/or shares of Baxter common stock not tendered or not accepted for exchange in the exchange offer are to be issued or returned to, a person other than the signer of the letter of transmittal, or a check is to be mailed to a person other than the signer of the letter of transmittal or to an address other than that shown on the first page of the letter of transmittal, then the information in “Special Transfer Instructions” and/or “Special Delivery Instructions” enclosed with the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part will need to be completed. Baxter has no obligation pursuant to such instructions to transfer any such shares from the name of the registered holder(s) thereof if Baxter does not accept any such shares for exchange. If no such instructions are given, all such shares not accepted for exchange in the exchange offer will be credited in book-entry form to the registered holders in a direct registered account maintained by Baxter’s transfer agent even if tendered in certificated form.

With respect to any shares tendered through DTC, a stockholder may request that shares not exchanged be credited to a different account maintained at DTC by providing the appropriate instructions pursuant to DTC’s applicable procedures. If no such instructions are given, all such shares of Baxter common stock not accepted will be returned by crediting the same account at DTC as the account from which such shares of Baxter common stock were delivered.

Extension; Amendment

Extension or Amendment by Baxter

Baxter expressly reserves the right, in its sole discretion, for any reason, to extend the period of time during which the exchange offer is open and thereby delay acceptance for exchange of, and the exchange for, any shares of Baxter common stock validly tendered and not validly withdrawn in the exchange offer. For example, the exchange offer can be extended if any of the conditions to completion of the exchange offer described in the next section entitled “—Conditions to Completion of the Exchange Offer” are not satisfied or, where permissible, waived prior to the expiration of the exchange offer.

Baxter expressly reserves the right, in its sole discretion, to amend the terms of the exchange offer in any respect prior to the expiration date of the exchange offer (currently expected to be May 18, 2016).

If Baxter materially changes the terms of or information concerning the exchange offer, it will extend the exchange offer if required by applicable law. Generally speaking, an offer must remain open under SEC rules for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances giving rise to the extension.

As required by applicable law, the exchange offer will be extended so that it remains open for a minimum of ten business days following the applicable announcement if:

•	Baxter changes the method for calculating the number of shares of Baxalta common stock offered in exchange for each share of Baxter common stock; and

•	the exchange offer is scheduled to expire within ten business days of announcing any such change.

If Baxter extends the exchange offer, is delayed in accepting for exchange any shares of Baxter common stock or is unable to accept for exchange any shares of Baxter common stock under the exchange offer for any reason, then, without affecting Baxter’s rights under the exchange offer, the exchange agent may retain on Baxter’s behalf all shares of Baxter common stock tendered. These shares of Baxter common stock may not be withdrawn except as provided in the section entitled “—Withdrawal Rights.”

Baxter’s reservation of the right to delay acceptance of any shares of Baxter common stock is subject to applicable law, which requires that Baxter pay the consideration offered or return the shares of Baxter common stock deposited promptly after the termination or withdrawal of the exchange offer.

Baxter will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date of the exchange offer.

Method of Public Announcement. Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the exchange offer be promptly disclosed to stockholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which Baxter may choose to make any public announcement, Baxter assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release via BusinessWire that is posted to Baxter’s website.

Conditions to Completion of the Exchange Offer

Baxter will not be required to accept shares for exchange and may terminate the exchange offer if:

•	the private letter ruling from the IRS, regarding certain U.S. federal income tax consequences of the distribution by Baxter on July 1, 2015 of approximately 80.5% of the shares of Baxalta common stock to stockholders of Baxter and certain related transactions, is invalidated or otherwise ceases to be effective in whole or in part;

•	Baxter notifies Baxalta that Baxter has received a written proposal for an alternative transaction involving Baxalta common stock that Baxter’s board of directors reasonably determines, in its good faith judgment, to be in the best interests of its stockholders;

•	any of the following events occurs, or Baxter reasonably expects any of the following events to occur:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity, including an act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer;

•	if any of the situations described in the immediately preceding three bullet points exists, as of the date of the commencement of the exchange offer, the situation deteriorates materially;

•	a decline of at least 10% in the closing level of either the Dow Jones Industrial Average or the Standard & Poor’s 500 Index from the closing level established on April 20, 2016;

•	a material adverse change in the business, prospects, condition (financial or other), results of operations or stock price of Baxalta;

•	a material adverse change in the business, prospects, condition (financial or other), results of operations or stock price of Baxter;

•	any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of the exchange offer;

•	any order, injunction, stay, judgment or decree is issued by any U.S. federal or state court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Baxter and Baxalta and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction shall have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay completion of the exchange offer or materially impair the contemplated benefits of the exchange offer to Baxter or Baxalta;

•	the registration statement on Form S-4 of which this prospectus is a part shall not have become effective under the Securities Act prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be May 18, 2016);

•	any stop order suspending the effectiveness of the registration statement of which this prospectus forms a part has been issued, or any proceeding for that purpose has been initiated by the SEC and not concluded or withdrawn; or

•	a market disruption event occurs with respect to Baxter common stock or Baxalta common stock and such market disruption event has, in Baxter’s reasonable judgment, impaired the benefits of the exchange offer.

If any of the above events occurs and exists at the scheduled expiration date, Baxter may:

•	terminate the exchange offer and promptly return all tendered shares of Baxter common stock to tendering stockholders;

•	extend the exchange offer and, subject to the withdrawal rights described in “—Withdrawal Rights” above, retain all tendered shares of Baxter common stock until the extended exchange offer expires;

•	amend the terms of the exchange offer; and/or

•	waive the unsatisfied condition (except the conditions relating to the absence of an injunction and the effectiveness of the registration statement for shares of Baxalta common stock to be distributed in the exchange offer) and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

These conditions are for the sole benefit of Baxter. If any condition occurs, Baxter will timely disclose the occurrence of such condition. Except as described in the immediately preceding bullet point, Baxter may waive any condition in whole or in part at any time in its sole discretion, subject to applicable law. Baxter’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights, except that if a condition occurs, and Baxter proceeds with the exchange offer without disclosure of the occurrence of such condition, such condition will be deemed to have been waived by Baxter. Each right is an ongoing right which may be asserted by Baxter at any time. However, all conditions to completion of the exchange offer must be satisfied or, where permissible, waived by Baxter before the expiration of the exchange offer. Any determination or interpretation by Baxter concerning the conditions described above may be challenged in a court of competent jurisdiction.

If a stop order issued by the SEC is in effect with respect to the registration statement of which this prospectus forms a part, Baxter will not accept any shares of Baxter common stock tendered and will not exchange shares of Baxalta common stock for any shares of Baxter common stock.

Fees and Expenses

Baxter has retained J.P. Morgan Securities LLC to act as dealer manager and as financial advisor, D.F. King & Co., Inc. to act as the information agent and Computershare Trust Company, N.A. to act as the exchange agent in connection with the exchange offer.

The dealer manager, the information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

The dealer manager and its affiliates have in the past provided investment banking services to Baxter and Baxalta and their respective affiliates, for which it has received customary compensation. J.P. Morgan Securities LLC also acted as an initial purchaser in connection with Baxalta’s June 2015 offering of senior notes. In the ordinary course of business, the dealer manager is engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, the dealer manager and certain of its affiliates may from time to time hold positions of Baxter common stock and Baxalta common stock in its proprietary accounts or those of its customers, and to the extent it holds shares of Baxter common stock in these accounts at the time of the exchange offer, the dealer manager and/or certain of its affiliates may tender these shares.

For the purposes of U.S. securities laws, Baxter may be deemed to be an underwriter of the shares of Baxalta common stock issued in the exchange offer.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

Although Baxter will deliver this prospectus to its stockholders to the extent required by U.S. law, including stockholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Baxter common stock or Baxalta common stock in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Baxter has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange Baxter common stock for Baxalta common stock outside the United States but may take steps to facilitate such tenders. Therefore, the ability of any non-U.S. person to tender Baxter common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for Baxter or Baxalta to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

All tendering holders are deemed to make certain representations by executing the letter of transmittal, including (in the case of non-U.S. holders) as to the availability of an exemption under their home country laws that would allow them to participate in the exchange offer without the need for Baxter or Baxalta to take any action to facilitate a public offering in that country or otherwise. Baxter will rely on those representations and, unless the exchange offer is terminated, plans to accept shares tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Baxter common stock or Baxalta common stock that may apply in their home countries. Baxter, Baxalta and the dealer manager cannot provide any assurance about whether such limitations exist.

POTENTIAL ADDITIONAL DISTRIBUTION OF BAXALTA COMMON STOCK

Baxter has informed Baxalta that, prior to or following the completion of the exchange offer, Baxter intends to make a contribution to Baxter’s U.S. pension fund or distribute as a special dividend to all Baxter stockholders, on a pro rata basis, some or all of its remaining shares of Baxalta common stock prior to any Shire or Baxalta shareholder vote with respect to the merger, which are expected to be taken at meetings held on May 27, 2016, and, in any event, during the 18-month period following the distribution on July 1, 2015. Baxter is currently in the process of finalizing a contribution of 17,145,570 shares of Baxalta common stock to its U.S. pension fund. To the extent Baxter holds any Baxalta common stock or Shire Securities received in exchange for such common stock pursuant to the merger at the end of the 18-month period, as the case may be, Baxter has advised Baxalta that it will dispose of such stock in one or more transactions (including potentially through underwritten equity offerings) as soon as practicable thereafter, taking into account market conditions and its business judgment, but in no event later than five years after the distribution.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF BAXALTA

The following unaudited pro forma combined financial statements consist of an unaudited pro forma combined statement of income for the year ended December 31, 2015. An unaudited pro forma combined balance sheet and statement of income as of and for the three months ended March 31, 2016 has not been presented with the unaudited pro forma combined financial statements because the separation and associated transactions are reflected in the company’s historical unaudited condensed consolidated and combined interim financial statements and presented elsewhere in this prospectus.

The unaudited pro forma combined financial statements illustrate the financial impacts of the separation and the related transactions described below. The unaudited pro forma combined statement of income for the year ended December 31, 2015 assumes that the separation and related transactions described below had occurred as of January 1, 2015.

The unaudited pro forma combined statement of income has been derived from Baxalta’s historical audited consolidated and combined financial statements included elsewhere in this prospectus and has been adjusted to give effect to the following items related to the separation and the associated transactions:

•	the contribution by Baxter to Baxalta, pursuant to the separation and distribution agreement, of the assets and liabilities that comprise Baxalta’s business;

•	the impact of transfers, to Baxalta upon separation, of various corporate and other assets and liabilities not included in Baxalta’s historical combined balance sheet;

•	interest expense related to the incurrence of $5 billion of debt at a weighted-average interest rate of 3.76%; and

•	the impact of the manufacturing and supply agreement, the transition services agreement and other commercial agreements between Baxter and Baxalta and the provisions contained therein.

The unaudited pro forma combined financial statements are for informational purposes only and do not purport to represent what Baxalta’s financial position and results of operations actually would have been had the separation and related transactions occurred on the dates indicated, or to project Baxalta’s financial performance for any future period. The unaudited pro forma combined financial statements are based on information and assumptions, which are described in the accompanying notes.

The Baxalta historical financial information, which was the basis for the unaudited pro forma combined financial statements, was presented on a consolidated basis for periods after the July 1, 2015 separation and on a carve-out basis for periods prior to the separation as Baxalta was not operated as a separate, independent company for the periods presented prior to the separation. Accordingly, such financial information prior to the separation reflects an allocation of certain corporate costs for corporate administrative services, including general corporate expenses related to tax, treasury, finance, audit, risk management, legal, information technology, human resources, shareholder relations, compliance, shared services, insurance, employee benefits and incentives and stock-based compensation. These historical allocations may not be indicative of Baxalta’s future cost structure; however, the pro forma results have not been adjusted to reflect any potential changes associated with Baxalta being an independent public company as such amounts are estimates that are not factually supportable.

The computation of basic EPS for all periods disclosed prior to the separation was calculated using the shares distributed and retained by Baxter on July 1, 2015 totaling 676 million. The weighted average number of shares outstanding for diluted EPS for the periods prior to separation also include 5 million of diluted common share equivalents for stock options, RSUs and PSUs, as these share-based awards were previously issued by Baxter and outstanding at the time of separation and were assumed by Baxalta following the separation.

The unaudited pro forma combined financial statements reported below should be read in conjunction with the section herein entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baxalta,” as well as the audited consolidated and combined financial statements and the corresponding notes included elsewhere in this prospectus.

BAXALTA INCORPORATED

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

(in millions, except share and per share data)	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$6,148	$82	(A)	$6,230
Cost of sales	2,386	76	(A)(E)(F)	2,462

Gross margin	3,762	6		3,768

Selling, general and administrative expenses	1,442	(20)	(B)(E)(F)	1,422
Research and development expenses	1,176	(2)	(E)	1,174
Interest expense	48	91	(C)	139
Other income, net	$(102)	$—		$(102)

Income from continuing operations before income taxes	1,198	(63)		1,135
Income tax expense	270	(24)	(D)	246

Net income from continuing operations	$928	$(39)		$889

Net income from continuing operations per common share
Basic	$1.37	$(0.06)		$1.31
Diluted	$1.36	$(0.06)		$1.30

Common shares outstanding
Basic	677	—		677
Diluted	683	—		683

BAXALTA INCORPORATED

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(A)	Reflects the effect of the manufacturing and supply agreement that Baxalta and Baxter entered into in connection with the separation. The net sales adjustment of $82 million reflects the additional sales that Baxalta would have recorded for product manufactured and sold to Baxter for the year ended December 31, 2015, under the manufacturing and supply agreement. Pricing under this agreement reflects Baxalta’s costs plus a profit on certain steps of the manufacturing process. The cost of sales adjustment of $83 million reflects the impact of costs incurred to manufacture certain products for Baxter as well as the incremental costs that Baxalta would have recorded for the year ended December 31, 2015, for purchases of other products from Baxter under the manufacturing and supply agreement. Historically, inventory transfers between Baxter and Baxalta were recorded at cost. The pro forma adjustments for the year ended December 31, 2015 exclude net sales of $71 million and related cost of sales recognized for the company’s manufacturing and supply agreement with Baxter following the July 1, 2015 separation as those costs are reflected in Baxalta’s historical statement of income.

(B)	Reflects $10 million for the year ended December 31, 2015 for the difference in costs to be incurred by Baxalta for certain services to be provided by Baxter under the transition services agreement. The pro forma adjustment for the year ended December 31, 2015 excludes costs incurred under the transition services agreement following the July 1, 2015 separation as those costs are reflected in Baxalta’s historical statement of income.

(C)	Reflects interest expense related to $5 billion in debt that Baxalta incurred in connection with the separation including amortization of debt discounts related to the original issue discount and fees paid by Baxalta. The pro forma adjustment for the year ended December 31, 2015 excludes net interest expense of $48 million incurred during the period following the debt issuance and reflected in the company’s historical statement of income. The weighted-average interest rate on the debt including amortization of the debt discount is approximately 3.76%. Interest expense was calculated assuming constant debt levels throughout the periods. The pro forma interest expense has not been reduced by the amount that the company believes would have been capitalized had the debt been outstanding for the entire period. Baxalta estimates that this would have been approximately $34 million for the year ended December 31, 2015 (relating to the period prior to the separation).

(D)	Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates.

(E)	Reflects a reduction in operating expenses of $22 million ($8 million in cost of sales, $12 million in selling, general and administrative expenses and $2 million in research and development expenses) for the year ended December 31, 2015 associated with the actual transfer of net retirement obligations from Baxter to Baxalta.

(F)	Reflects incremental depreciation expense of $3 million ($1 million in cost of sales and $2 million in selling, general and administrative expenses) during the year ended December 31, 2015 for assets transferred to Baxalta pursuant to the separation and distribution agreement that were not included in Baxalta’s historical financial statements prior to the July 1, 2015 separation.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA OF BAXALTA

The following table sets forth selected financial data as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, for the three months ended March 31, 2016 and 2015, and as of March 31, 2016. This selected financial data reflects the consolidated position of Baxalta and its consolidated subsidiaries as an independent, publicly-traded company for periods on or after its separation from Baxter on July 1, 2015. Selected financial data for periods prior to July 1, 2015 reflect the combined historical business and operations of the company as it was historically managed as part of Baxter, and have been prepared on a “carve-out” basis for the purpose of presenting Baxalta’s historical financial condition and results of operations. Baxalta did not operate as a standalone entity prior to the separation, and accordingly the selected financial data presented herein for periods prior to the separation is not necessarily indicative of Baxalta’s performance following the separation and does not reflect what Baxalta’s performance would have been had Baxalta operated as an independent publicly traded company.

The consolidated or combined statement of income data for 2015, 2014 and 2013 and the consolidated or combined balance sheet data as of December 31, 2015 and 2014 were derived from Baxalta’s audited consolidated and combined financial statements and accompanying notes included elsewhere in this prospectus. The combined statement of income data for 2012 and the combined balance sheet data as of December 31, 2013 and 2012 were derived from Baxalta’s audited combined financial statements that are not included in this prospectus. The combined statement of income data for 2011 and the combined balance sheet data as of December 31, 2011 were derived from the company’s unaudited combined financial statements that are not included in this prospectus.

The Baxalta condensed consolidated and combined statements of income data for the three months ended March 31, 2016 and March 31, 2015, and the condensed consolidated and combined balance sheet data as of March 31, 2016 has been derived from Baxalta’s unaudited condensed consolidated and combined interim financial statements, which are included elsewhere in this prospectus.

The unaudited condensed consolidated and combined interim financial statement data has been prepared on a basis consistent with which Baxalta’s audited consolidated and combined financial statements have been prepared, except income taxes for the interim period which are based on the estimated effective tax for the full year, and in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of such data. These interim results are not necessarily indicative of results to be expected for the full year.

The selected financial information should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baxalta,” the company’s audited consolidated and combined financial statements (and the corresponding notes thereto) and the company’s unaudited condensed consolidated and combined financial statements (and the corresponding notes thereto) included in this prospectus.

	For the three months ended March 31,		For the year ended December 31,
(in millions, except per share data)	2016	2015	2015	2014	2013	2012	2011
Consolidated and Combined Statement of Income and Other Data
Net sales	$1,548	$1,361	$6,148	$5,952	$5,555	$5,310	$5,218
Net income from continuing operations	$145	$262	$928	$1,186	$1,288	$1,205	$1,344
Net income from continuing operations per common share
Basic[1]	$0.21	$0.39	$1.37	$1.75	$1.90	$1.78	$1.99
Diluted[1]	$0.21	$0.38	$1.36	$1.74	$1.89	$1.77	$1.97
Cash dividends declared per common share	$0.07	$—	$0.14	$—	$—	$—	$—

	As of March 31,		As of December 31,
(in millions)	2016		2015	2014	2013	2012	2011
Consolidated and Combined Balance Sheet Data
Total assets[2]	$12,824		$12,329	$8,583	$7,559	$6,088	$5,300
Long-term debt and capital lease obligations	$ 5,317		$5,265	$275	$14	$5	$6

[1]	On July 1, 2015, Baxter distributed approximately 544 million shares of Baxalta common stock to its shareholders and retained an additional 132 million shares. The computation of basic EPS for periods prior to the separation was calculated using the shares distributed and the shares retained by Baxter on July 1, 2015 totaling 676 million. The weighted average number of shares outstanding for diluted EPS for periods prior to the separation included 5 million of diluted common share equivalents related to employee equity awards outstanding as of July 1, 2015.
[2]	The company has elected to adopt new income tax accounting guidance on a retrospective basis, as further discussed in Note 2 and Note 13 in the company’s audited consolidated and combined financial statements. As a result, the company has made certain reclassifications to its consolidated or combined balance sheets starting with the period ending December 31, 2015 and retroactively applying to prior year balances disclosed in the table above. The reclassifications had the effect of decreasing total assets by $201 million, $183 million, $106 million and $125 million for the years ended December 31, 2014, 2013, 2012 and 2011, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF BAXALTA

The following is management’s discussion and analysis of the financial condition of Baxalta Incorporated (Baxalta or the company) for each of the three years in the period ended December 31, 2015 and for the three months ended March 31, 2016 and 2015. This section should be read in conjunction with the consolidated and combined financial statements and accompanying notes appearing elsewhere in this prospectus.

EXECUTIVE SUMMARY

Company Overview

Baxalta is a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hemophilia, immunology and oncology. More specifically, the company develops, manufactures and markets a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukemia. Baxalta is also investing in emerging technology platforms, including gene therapy and biosimilars.

Baxalta’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

Separation from Baxter on July 1, 2015

On July 1, 2015, Baxalta separated from Baxter International Inc. (Baxter) and became an independent public company (the separation). To effect the separation, the two companies undertook a series of transactions to separate entities and net assets. As a result of these transactions, Baxalta holds the biopharmaceuticals business that was a part of Baxter prior to the separation. On July 1, 2015, Baxter distributed to its shareholders 80.5% of the common stock of Baxalta. Baxter retained an approximate 19.5% ownership stake in Baxalta immediately following this distribution. Baxalta common stock began trading “regular way” under the ticker symbol “BXLT” on the New York Stock Exchange on July 1, 2015.

In January 2016 and March 2016, Baxter exchanged a portion of its retained stake in Baxalta common stock for indebtedness of Baxter held by third parties. The shares of Baxalta common stock exchanged were then sold by such third parties in secondary public offerings pursuant to registration statements filed by Baxalta. Following these transactions, Baxter held approximately 4.5% of Baxalta’s total shares outstanding.

Merger Agreement with Shire plc

In January 2016, the company announced that it had reached an agreement (merger agreement) with Shire plc (Shire) under which Shire will acquire Baxalta, forming a global leader in rare diseases. Under the terms of the merger agreement, Baxalta shareholders will receive $18.00 in cash and 0.1482 Shire American Depository Shares (ADS), per each Baxalta share. The transaction has been approved by the boards of directors of both Shire and Baxalta. Closing of the transaction is subject to approval by Baxalta and Shire shareholders, certain regulatory approvals, receipt of certain tax opinions and other customary closing conditions. The Baxalta and Shire stockholder votes are scheduled to be taken at meetings held on May 27, 2016. The transaction is expected to close in early June 2016.

The merger agreement provides for certain termination rights for both Shire and Baxalta. Upon termination of the merger agreement under certain specified circumstances, Baxalta may be required to disburse to Shire a termination fee of $369 million and Shire may be required to pay the company a termination fee of $369 million. In addition, if the merger agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Baxalta, Baxalta may be required to reimburse Shire for transaction expenses up to $110 million (which expenses would be credited against any termination fee subsequently disbursed by Baxalta), and if the merger agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Shire, Shire may be required to reimburse Baxalta for transaction expenses up to $65 million (which expenses would be credited against any termination fee subsequently payable by Shire).

For further discussion on the proposed merger with Shire, refer to the sections of this prospectus entitled “The Transactions—The Proposed Merger” and “Business—The Proposed Merger.”

Financial Results Overview—Three Months Ended March 31, 2016 and 2015

three months ended March 31 (in millions, except percentage information)	2016	2015	Percent Change
Net sales	$1,548	$1,361	14%
Net income from continuing operations	$145	$262	45%

Baxalta’s global net sales totaled approximately $1.5 billion during the three months ended March 31, 2016, an increase of 14% over the three months ended March 31, 2015. Excluding the impact of foreign currency, net sales increased 18%.

For further discussion regarding the company’s sales information, see “—Results of Operations—Three Months Ended March 31, 2016 and 2015—Net Sales.”

The company’s net income from continuing operations was $145 million and $262 million during the three months ended March 31, 2016 and 2015. The decrease was driven by the impact of special items, including a $105 million R&D charge associated with an upfront payment to a collaboration partner and a $66 million business optimization charge both recorded during the current year period. Excluding the impact of special items from both periods, net income from continuing operations increased 11%.

Financial Results Overview—Full Year 2015, 2014 and 2013

				Percent Change
years ended December 31 (in millions, except percentage information)	2015	2014	2013	2015	2014
Net sales	$6,148	$5,952	$5,555	3%	7%
Net income from continuing operations	$928	$1,186	$1,288	(22%)	(8%)

Baxalta’s global net sales totaled approximately $6.1 billion in 2015, an increase of 3% over 2014. Excluding the impact of foreign currency exchange rate fluctuations, net sales increased 11%. Sales in the United States totaled $3.3 billion in 2015, an increase of 10% over 2014, and international sales totaled $2.8 billion, a decrease of 4% over 2014. Excluding the impact of foreign currency exchange rate fluctuations, 2015 international net sales increased 13% over 2014. The company experienced constant currency revenue growth of 7% and 15% in its hematology and immunology businesses, respectively, driven by strong global sales of ADVATE, FEIBA and immunoglobulin therapies. In addition, the company launched its Oncology business in 2015 through the acquisition of ONCASPAR as further described below, recording Oncology net sales of $87 million during the year.

In 2014, Baxalta’s global net sales totaled approximately $6.0 billion and increased 7% compared to 2013 at actual foreign currency exchange rates (8% excluding foreign currency exchange rate fluctuations). Hemophilia sales increased 7% due to strong demand for ADVATE and the success of new products like RIXUBIS. Inhibitor Therapies grew 14% due to increased demand and the promotion of the prophylaxis indication for FEIBA. BioTherapeutics and Immunologbulin Therapies net sales increased 9% and 4%, respectively, reflecting increased sales of immunoglobulin therapies, including HYQVIA, and albumin products. Refer to the “Results of Operations” section below for further discussion regarding the company’s sales.

The company’s net income from continuing operations was $928 million in 2015 as compared to $1.2 billion in 2014, a decrease of 22%. While the company drove sales growth across its businesses, net income from continuing operations was impacted by expenses related to special items such as charges related to the separation from Baxter and an increase in upfront and milestone payments to collaboration partners. Excluding the impact of special items, net income from continuing operations decreased 8% in 2015 compared to 2014 due to investments in the research and development (R&D) pipeline, incremental costs associated with operating as a standalone company and interest expense associated with the June 2015 debt issuance.

Net income from continuing operations in 2014 of $1.2 billion decreased 8% compared to $1.3 billion during 2013. The decrease was driven primarily by special items, including R&D charges of $217 million in 2014 for both upfront and milestone payments. Special items are further discussed in the “Results of Operations” section below. Excluding the impact of special items, net income from continuing operations increased 11% in 2014 as compared to 2013 due to sales growth, an improvement in gross margin percentage and increased income from equity method investments.

New Product Launches

The company’s long-term prospects are influenced by the ability to successfully launch new products and therapies. During 2015, the company’s new product revenues totaled nearly $300 million. The company believes it has the capability to launch approximately 20 new products by 2020. Recent new products include:

•	ADYNOVATE: Within the Hemophilia product category, the company launched ADYNOVATE in the United States in November 2015 following U.S. regulatory approval. ADYNOVATE is an extended half-life recombinant factor VIII treatment for hemophilia A, which offers a twice-weekly dosing schedule compared to the conventional 3-4 doses weekly.

•	HYQVIA: Within the Immunoglobulin Therapies product category, HYQVIA, a differentiated subcutaneous immunoglobulin treatment, received European regulatory approval in 2013 for treatment of adults with primary and secondary immunodeficiency syndromes, and U.S. regulatory approval in 2014 for the treatment of adults with primary immunodeficiency syndrome. HYQVIA was first launched in certain European markets in late 2013 and in the United States in late 2014.

•	OBIZUR: Within the Inhibitor Therapies product category, OBIZUR received regulatory approval in the United States and Canada in 2014 and 2015, respectively, for the treatment of patients with acquired hemophilia A. Baxalta recorded its first commercial sale of OBIZUR in the United States in late 2014. Regulatory approval in Europe for the treatment of adults with acquired hemophilia A was received in November 2015.

•	ONCASPAR: The company began selling its first oncology product through the acquisition of ONCASPAR (pegaspargase) from Sigma-Tau Finanziaria S.p.A (Sigma-Tau) in July 2015. Refer to the discussion below for further information regarding the acquisition of the ONCASPAR business.

•	RIXUBIS: Within the Hemophilia product category, the company received FDA approval for RIXUBIS for the treatment of adults in 2013 and for pediatric use in 2014. The company has also received European approval of RIXUBIS for both adult and pediatric use. RIXUBIS is a recombinant based therapy for the treatment of hemophilia B. The product was introduced in the U.S. market in late 2013 and first launched in Europe in April 2015.

The company has also launched or received regulatory approval in recent years for VONVENDI (as further discussed below), the prophylaxis indication for FEIBA, FLEXBUMIN 5% (part of the albumin product portfolio), BAXJECT III (a needleless reconstitution system for ADVATE allowing patients to prepare their treatment with fewer steps compared to the previous process) and myPKFit (a web-based individualized dosing device for prophylactic treatment of hemophilia A with ADVATE).

Research and Development and External Innovation

Baxalta continues to make substantial investments in R&D in support of its ongoing proprietary research programs and through collaborations with third parties for the development of new products and therapies. R&D expenses were $1.2 billion, or 19% of global net sales, during 2015 and $280 million, or 18% of global net sales, during the first three months of 2016. The company believes its R&D pipeline will provide a catalyst for future growth. R&D expenses primarily relate to programs focused on rare diseases and areas of unmet medical need.

The company’s overall R&D strategy includes the continued pursuit of collaborations and partnerships with third parties that are developing new products and therapies. These collaborations generally involve the company obtaining commercialization rights from third parties in exchange for an upfront payment upon execution of the agreement and potential future payments related to the achievement of development, regulatory approval or commercial milestones, as well as potential royalty payments on future sales.

The company’s various collaborative arrangements include agreements with the following partners:

•	Symphogen for the development and commercialization of up to six immuno-oncology therapies currently in early-stage development.

•	Merrimack Pharmaceuticals, Inc. (Merrimack) for the development and commercialization of all potential indications of nal-IRI (MM-398), including pancreatic cancer, in most markets outside the United States.

•	Coherus Biosciences, Inc. (Coherus) for the development and commercialization of a biosimilar to ENBREL® (etanercept) in Europe, Canada, Brazil and other markets outside the United States, along with first refusal rights for other biosimilars under development.

•	Momenta Pharmaceuticals, Inc. (Momenta) for the development and commercialization of biosimilars.

The company recorded R&D expenses associated with upfront and milestone payments to collaboration partners of $390 million, $217 million and $78 million during 2015, 2014 and 2013, respectively, as well as $105 million during the three months ended March 31, 2016. There were no upfront or milestone payments to collaboration partners during the three months ended March 31, 2015.

In July 2015, the company entered into an agreement with SFJ Pharmaceuticals Group (SFJ) relating to adalimumab, a biosimilar being developed pursuant to the collaboration agreement with Momenta, whereby SFJ will fund up to $200 million of development costs related to adalimumab in exchange for payments in the event the product obtains regulatory approval in the United States or Europe.

Baxalta has also acquired several companies in recent years with R&D projects that align with Baxalta’s therapeutic areas of focus. In 2015, the company acquired SuppreMol GmbH (SuppreMol) for consideration of $228 million, obtaining its early-stage research programs related to treatment options for autoimmune and allergic diseases. In 2014, Baxalta acquired Chatham Therapeutics, Inc. (Chatham) for consideration of $147 million, obtaining its gene therapy programs related to treatments of hemophilia. As part of its strategy to further develop its pipeline, Baxalta also makes equity investments in companies developing high-potential technologies to accelerate innovation and growth for the company.

In 2015, the company announced the opening of its global innovation center in Cambridge, Massachusetts, which serves as the company’s headquarters for R&D and certain other functions. The global innovation center positions the company to accelerate innovation by building on its pipeline in core areas of expertise, strengthen and build upon R&D collaborations with partners in new and emerging biotechnology areas, and optimize R&D productivity while enhancing patient care globally.

The company’s R&D pipeline includes projects in the preclinical or exploratory phase through late-stage clinical trials or pending regulatory approval. The following are several projects that have recently received regulatory approval or are pending regulatory approval and have either recently completed or are currently in late-stage clinical trials:

•	VONVENDI: a recombinant therapy providing a pure von Willebrand disease (VWD) factor with customized dosing. VWD is a genetic disorder that results in impaired clotting with limited other treatment options. The company received U.S. regulatory approval in December 2015 and anticipates the product will be broadly available in the United States in late 2016.

•	BAX 817: a recombinant factor VIIa for the treatment of acute bleeding episodes in hemophilia A or B patients with inhibitors. In March 2015, the company announced positive results from its Phase III clinical trial evaluating the safety and efficacy of BAX 817.

•	20% GAMMAGARD LIQUID SubQ: a higher-potency immunoglobulin therapy offering patients faster infusions with less volume. The company has filed for approval in Europe in May 2015 and in the United States in September 2015.

•	BAX 2200: a biosimilar to ENBREL® (etanercept) that is indicated for the treatment of autoimmune deficiencies in Europe, Canada, Brazil and other markets. This is Baxalta’s most advanced biosimilar, and, in January 2016, Baxalta announced that it had met its primary end point in its Phase III clinical trials for rheumatoid arthritis. There is also a Phase III clinical trial on-going for psoriasis, and, in early stage clinical trials, Coherus has demonstrated pharmacokinetic (PK) equivalence versus the innovator molecule. This program is part of a collaboration agreement with Coherus.

•	nal-IRI (MM-398): an investigational drug candidate for the treatment of patients with metastatic pancreatic cancer previously treated with a gemcitabine-based therapy. A Phase III trial has been completed, and Baxalta filed for approval in the EU in May 2015 for second-line pancreatic cancer. This program is part of a collaboration agreement with Merrimack. In October 2015, Merrimack received regulatory approval for nal-IRI in the United States and Taiwan.

Refer to the section of this prospectus entitled “Business” for additional projects in the R&D pipeline, including earlier-stage R&D programs. The company also incurs R&D expenses in support of regulatory filings, lifecycle management activities on existing products, and on infrastructure and management of the company’s overall research and development initiatives.

Other Recent Events and Initiatives

ONCASPAR Business Acquisition

In July 2015, the company acquired the ONCASPAR (pegaspargase) product portfolio from Sigma-Tau, a privately held biopharmaceutical company based in Italy, through the acquisition of 100% of the shares of a subsidiary of Sigma-Tau for $890 million. Through the acquisition, the company gained the marketed biologic treatment ONCASPAR, the investigational biologic calaspargase pegol, and an established oncology infrastructure with clinical and sales resources. ONCASPAR is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukemia. It is currently marketed in the United States, Germany, Poland and certain other countries, and recently received EU approval. The company’s results of operations discussed below include the results of the acquired business beginning with the closing of the transaction in July 2015.

Capacity Expansion Efforts

To support expected long-term demand for currently marketed products and anticipated new product launches, the company has and continues to invest in several projects aimed at expanding capacity, including the following:

•	In 2015, the company made progress in its construction of a state-of-the-art manufacturing facility in Covington, Georgia to support demand for plasma-derived therapies. Commercial production in the Covington, Georgia facility is expected begin in 2018.

•	The company’s new recombinant biologic manufacturing facility in Singapore received FDA approval for the production of ADVATE bulk drug substance in November 2015, having previously received European regulatory approval in 2014.

•	The company also has a manufacturing and supply agreement with Sanquin Blood Supply Foundation of the Netherlands (Sanquin), and in 2015 Sanquin received European regulatory approval for processing plasma into bulk drug substance for HYQVIA and GAMMAGARD LIQUID.

Divestiture of Vaccines Business

In December 2014, the company completed the divestiture of its commercial vaccines business and recorded an after-tax gain of $417 million. During 2015, the company recorded additional net after-tax gains of $31 million resulting primarily from working capital adjustments and the sale of certain vaccines-related R&D programs. The operating results and gains from the divestitures of the vaccines business have been reflected as discontinued operations for all periods presented. Refer to Note 18 to the audited consolidated and combined financial statements contained in this prospectus for additional information regarding the presentation of the vaccines business. Unless otherwise stated, financial results discussed herein reflect continuing operations.

Basis of Preparation in the Historical Financial Statements

The historical financial statements reflect the consolidated results of operations of the company as an independent, publicly traded company beginning with the July 1, 2015 separation from Baxter. Prior to the separation, the company did not operate as an independent, standalone company, but rather as a part of a larger group of companies controlled by Baxter. The historical financial statements for periods prior to July 1, 2015 reflect the combined results of operations of the company as carved-out from the combined reporting entity of Baxter (carve-out financial statements). There are limitations inherent in the preparation of all carve-out financial statements due to the fact that the company’s business was previously part of a larger organization. The basis of preparation included in the audited consolidated and combined financial statements provides a detailed description of the treatment of historical transactions in periods prior to the separation. During these periods, the company’s net income was most notably impacted by the following consequences of carve-out accounting and the separation:

•	Baxter utilized a centralized treasury management system and neither cash nor debt was allocated to Baxalta in the carve-out financial statements. In connection with the separation, the capital structures of both companies were re-aligned, resulting in Baxalta incurring its own debt and having adequate cash to fund its operations. The indebtedness has caused Baxalta to record interest expense beginning in June 2015. The results of operations of the company did not include a significant amount of interest expense prior to June 2015. Any additional borrowings entered into in the future will further increase interest expense.

•	Additionally, as foreign currency risk was also hedged through the centralized treasury management system prior to separation, the company was not allocated gains or losses related to foreign currency exposures on balance sheet positions in the carve-out financial statements. Following the separation, the company manages its foreign currency risk through various hedging activities and recognizes gains or losses related to foreign currency exposures on balance sheet positions through other (income) expense, net.

•	Prior to the separation, the combined statements of income included an allocation to the company from Baxter for the services provided by various Baxter functions including, but not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The amounts of these allocations may not necessarily be indicative of the similar costs the company will incur as an independent, standalone company. The total amount allocated to Baxalta from Baxter was $284 million during the six months ended June 30, 2015 and $538 million, $596 million and $594 million during the years ended December 31, 2014, 2013 and 2012, respectively. The total amount allocated to Baxalta from Baxter during the three months ended March 31, 2015 was $132 million.

•	The company has incurred certain separation costs, which are primarily associated with the design and establishment of Baxalta as a standalone public company. These costs are included in the separation- and integration-related costs or the separation costs lines within the tables under the “Special Items” captions below. The company expects to incur additional separation costs in future periods, certain of which may be capitalized in relation to operating infrastructure, such as information technology.

•	Income tax expense was computed on a separate company basis, as if operated as a standalone entity, a separate entity, or a separate consolidated group in each material jurisdiction in which the company operates. Income tax expense included in the combined financial statements prior to the separation may not be indicative of the company’s future expected tax rate.

•	Concurrent with the separation, Baxalta entered into a manufacturing and supply agreement (MSA) with Baxter whereby Baxalta and Baxter produce certain products for one another at agreed upon terms. The MSA results in changes to both sales and cost of goods sold in periods after the separation because products were transferred at cost between Baxter and the businesses that comprised Baxalta prior to the separation.

RESULTS OF OPERATIONS—Three Months Ended March 31, 2016 and 2015

Special Items

The following table provides a summary of the company’s special items and the related impact by line item on the company’s results of operations for the three months ended March 31, 2016 and 2015.

	Three months ended March 31,
(in millions, except as otherwise indicated)	2016	2015
Gross Margin[1]
Business optimization items	$(66)	$—
Intangible asset amortization expense	(24)	(8)
Separation- and integration-related costs, net	(6)	—

Total Special Items	$(96)	$(8)

Impact on Gross Margin Ratio	(6.2 pts )	(0.6 pts )

Selling, General and Administrative Expenses[1]
Separation- and integration-related costs, net	$50	$36
Business optimization items[2]	—	(1)

Total Special Items	$50	$35

Impact on Selling, General and Administrative Expense Ratio	3.2 pts	2.6 pts

Research and Development Expenses[1]
Upfront and milestone payments to collaboration partners	$105	$—
Separation- and integration-related costs, net	—	7
Business optimization items[2]	—	(6)

Total Special Items	$105	$1

Other (Income) Expense, Net[1]
Separation- and integration-related costs, net	$(20)	$—

Total Special Items	$(20)	$—

Income Tax Expense[1]
Impact of special items	$(50)	$(11)

Impact on Effective Tax Rate	(3.4 pts )	(0.3 pts )

Total Special Items, net of tax	$181	$33

[1]	For Gross Margin, a number in parentheses represents an expense to the company, whereas in all other categories a number in parentheses represents a benefit.
[2]	Includes a portion allocated from Baxter related to shared activities or functions.

Management believes that providing the separate impact of the above items on the company’s results presented in accordance with generally accepted accounting principles in the United States (GAAP), when used in conjunction with the results presented in accordance with GAAP, can facilitate an additional analysis of the company’s results of operations, particularly in evaluating performance from one period to another. In periods prior to the separation, the special items identified above reflected the portions of special items reported by Baxter that were attributable to Baxalta.

Intangible Amortization Expense

Intangible asset amortization expense, which includes amortization of an inventory fair value step-up during the three months ended March 31, 2016 relating to the acquisition of ONCASPAR, is identified as a special item to facilitate an evaluation of operating performance, particularly in terms of cash returns, and is similar to how management internally assesses performance.

Additional items as described below are identified as special items because they are highly variable, difficult to predict, and of a size that may substantially impact the company’s reported operations for a period.

Upfront and Milestone Payments to Collaboration Partners

Upfront and milestone payments related to collaborations that have been expensed as R&D are uncertain and often result in a different payment and expense recognition pattern than internal R&D activities and therefore are typically treated as special items. Refer to the “Research and Development Expenses” caption below for additional information regarding the company’s upfront and milestone payments to collaboration partners.

Business Optimization Items

The company’s results for the three months ended March 31, 2016 were impacted by costs associated with optimizing its overall cost structure on a global basis by streamlining certain operations and rationalizing certain manufacturing facilities. The costs consisted of impairments of fixed assets and inventories, as well as estimated severance and other costs.

Prior to the separation, the company participated in business optimization plans initiated by Baxter. The company’s results for the three months ended March 31, 2015 were impacted primarily by benefits from adjustments to business optimization estimates initially recorded in prior periods. The net benefit during the three months ended March 31, 2015 prior to the separation included a portion allocated from Baxter related to shared functions or activities.

Separation- and Integration-Related Costs, Net

During both periods presented above, the company incurred costs related to the separation from Baxter and establishing Baxalta as an independent, standalone public company. The company also incurred integration-related expenses during the three months ended March 31, 2016 associated with the proposed merger with Shire.

Special Items Impacting Income Tax Expense

Income tax expense in all periods included the net tax benefit from the special pre-tax items discussed above.

Net Sales

	Three months ended March 31,		Percent change
(in millions, except percentage information)	2016	2015	At actual currency rates	At constant currency rates
United States	$879	$755	16%	16%
International	669	606	10%	19%

Total net sales	$1,548	$1,361	14%	18%

Foreign currency unfavorably impacted the net sales growth rate by 4 percentage points during the first quarter of 2016, due to a stronger U.S. dollar, primarily relative to the Euro, during the current year period compared to the prior year period.

The comparisons presented at constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and the current period. The company believes that the non-GAAP measure of change in net sales at constant currency rates, when used in conjunction with the GAAP measure of change in net sales at actual currency rates, can facilitate an additional analysis of the company’s results of operations, particularly in evaluating performance from one period to another.

The tables below present sales results for Baxalta’s product categories. The commentary beneath discusses growth drivers at constant currency rates.

Hematology

	Three months ended March 31,		Percent change
(in millions, except percentage information)	2016	2015	At actual currency rates	At constant currency rates
Hemophilia
United States	$346	$305	13%	13%
International	298	336	(11%)	(4%)

Total	$644	$641	0%	4%

Inhibitor Therapies
United States	$71	$63	13%	13%
International	128	103	24%	32%

Total	$199	$166	20%	25%

Total Hematology	$843	$807	4%	8%

Hemophilia includes sales of recombinant and plasma-derived hemophilia products (primarily factor VIII and factor IX).

Net sales growth during the three months ended March 31, 2016 was primarily driven by increased sales of recombinant factor VIII therapies:

•	U.S. growth was driven by both volume increases and modest pricing improvements for ADVATE. The late 2015 launch of ADYNOVATE, the company’s extended half-life recombinant factor VIII therapy, also contributed to the growth rate.

•	Internationally, sales growth was unfavorably impacted by the timing of ADVATE shipments to Brazil as part of the company’s partnership with Hemobrás. Partially offsetting this impact was increased demand for recombinant factor VIII therapies across other international markets.

•	Globally, recombinant factor VIII therapies contributed approximately 4 percentage points to the Hemophilia product category’s net sales growth rate.

Increased sales of RIXUBIS, a recombinant factor IX therapy that was first introduced in the U.S. market in 2013 and certain other markets beginning in 2015, contributed approximately 1 percentage point to the Hemophilia net sales growth rate.

The company expects continued competition from new entrants; however, long-term growth in the Hemophilia product category is expected to be driven by strong underlying global demand, further penetration in markets outside the United States, and launches of new therapies, including ADYNOVATE, across a variety of geographies.

Inhibitor Therapies include sales of the company’s products to treat patients with congenital hemophilia A or B who have developed inhibitors, as well as patients that have developed acquired hemophilia A due to an inhibitor.

Growth in net sales was driven by strong global sales of the company’s plasma-based inhibitor bypass therapy, FEIBA. Globally, FEIBA contributed approximately 22 percentage points to the Inhibitor Therapies net sales growth rate for the three months ended March 31, 2016:

•	In the United States, strong FEIBA growth was driven primarily by increased demand, including continued advancement in prophylactic use and enhanced penetration of the inhibitor portfolio in the acute care setting.

•	Strong international growth was due primarily to increased sales in Brazil, which included a favorable impact from timing of tender sales, as well as expanded use and continued penetration into certain other markets.

Immunology

	Three months ended March 31,		Percent change
(in millions, except percentage information)	2016	2015	At actual currency rates	At constant currency rates
Immunoglobulin Therapies
United States	$356	$328	9%	9%
International	97	92	5%	16%

Total	$453	$420	8%	10%

BioTherapeutics
United States	$65	$59	10%	10%
International	135	75	80%	92%

Total	$200	$134	49%	56%

Total Immunology	$653	$554	18%	21%

Immunoglobulin Therapies includes sales of the company’s antibody-replacement immunoglobulin therapies.

Net sales growth during the three months ended March 31, 2016 was driven by increased global demand for the company’s immunoglobulin therapies, which resulted in:

•	HYQVIA patient growth in both the United States and international markets. HYQVIA, the company’s differentiated immunoglobulin therapy for patients with primary immunodeficiency, was first launched in certain European markets in 2013 and in the United States in 2014.

•	Increased sales of other immunoglobulin therapy offerings in the United States, despite conversion of certain patients to HYQVIA. The company also benefited internationally from increased supply and further penetration into emerging markets.

To support expected long-term demand for the company’s immunoglobulin therapies and other plasma-based therapies, Baxalta is expanding its capacity through ongoing yield improvements, a contract manufacturing services agreement with Sanquin Blood Supply Foundation of the Netherlands and construction of a new manufacturing site in Covington, Georgia.

BioTherapeutics includes sales of the company’s plasma-based therapies to treat alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute blood-related conditions, as well as revenue from manufacturing and supply arrangements.

Net sales growth during the three months ended March 31, 2016 was primarily driven by:

•	Revenues related to the Manufacturing and Supply Agreement (MSA) with Baxter of $41 million in the three months ended March 31, 2016, which contributed approximately 31 percentage points to the BioTherapeutics net sales growth rate. In connection with the separation, Baxalta and Baxter entered into the MSA whereby Baxalta manufactures and sells certain products and materials to Baxter. MSA revenues with Baxter are reported as international sales.

•	Increased international sales of albumin products, primarily due to volume growth. Globally, albumin products contributed approximately 18 percentage points to the product category’s net sales growth rate.

•	Strong U.S. demand for therapies that treat alpha-1 antitrypsin deficiency, which contributed approximately 7 percentage points to the global BioTherapeutics net sales growth rate.

Oncology

	Three months ended March 31,		Percent change
(in millions)	2016	2015	At actual currency rates	At constant currency rates
Oncology
United States	$41	$—	N/M	N/M
International	11	—	N/M	N/M

Total Oncology	$52	$—	N/M	N/M

Oncology includes sales of the company’s therapies to treat patients with cancer. The company began reporting Oncology revenues during the third quarter of 2015 following the acquisition of the ONCASPAR business, which the company completed in July 2015. ONCASPAR is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukemia. The company’s R&D pipeline has the potential to deliver a wide range of new oncology therapies, including certain therapies in late-stage clinical trials or pending regulatory approvals.

Gross Margin and Selling, General and Administrative Expenses

	Three months ended March 31,
(as a percent of net sales)	2016	2015	Change
Gross margin	54.1%	58.0%	(3.9 pts	)
Selling, general and administrative expenses	24.8%	20.8%	4.0 pts

Gross Margin

The special items identified above had an unfavorable impact of 6.2 and 0.6 percentage points on the gross margin percentage during the first three months ended March 31, 2016 and 2015, respectively. Refer to the “Special Items” caption above for additional details.

Excluding the impact of special items, gross margin in the three months ended March 31, 2016 improved compared to the prior year period due to benefits from increased sales of higher-margin products such as ADVATE and FEIBA, a favorable contribution from ONCASPAR sales and impacts from the basis of preparation of the carve-out financial statements for the three months ended March 31, 2015 which caused lower pension-related and other costs during the current year period as compared to the prior year period. Partially offsetting the above factors was the impact of lower-margin revenues recorded in 2016 associated with the MSA with Baxter.

Selling, General and Administrative Expenses

Following the July 1, 2015 separation from Baxter, the composition of Baxalta’s selling, general and administrative expenses changed. The company no longer receives a significant allocation of costs from Baxter associated with certain corporate or other functions, and instead incurs actual costs associated with operating as a standalone public company, including expenses associated with certain separation-related agreements entered into with Baxter. Refer to Note 14 to the unaudited condensed consolidated and combined financial statements contained in this prospectus for further information regarding the separation-related agreements.

The special items identified above had an unfavorable impact of 3.2 and 2.6 percentage points on the selling, general and administrative expense ratio during the three months ended March 31, 2016 and 2015, respectively.

In addition to the impact of special items, the three months ended March 31, 2016 were impacted by additional costs associated with operating as a standalone public company, including expenses related to the transition services agreement with Baxter, which in the aggregate exceeded allocated costs from Baxter during the prior year period. In addition, the company’s selling, general and administrative expense ratio during the three months ended March 31, 2016 was unfavorably impacted by costs supporting the company’s emerging oncology business, launch excellence initiatives and other investments supporting expansion of the company’s commercial and international operations.

Business Optimization Items

During the three months ended March 31, 2016, the company approved a business optimization plan to optimize its overall cost structure on a global basis by streamlining certain operations and rationalizing certain manufacturing facilities. The company recorded a charge of $66 million in cost of sales during the three months ended March 31, 2016 associated with this plan. The charge consisted of fixed asset and inventory impairments of $36 million and estimated severance and other costs of $30 million.

The company expects to realize $37 million of annualized savings, primarily within cost of sales when this program is fully implemented in 2017.

Prior to the separation, the company participated in business optimization plans initiated by Baxter. The company’s results for the three months ended March 31, 2015 included charges of $3 million allocated from Baxter and benefits of $10 million resulting from favorable adjustments to business optimization estimates initially recorded in prior periods. The company estimates that it has fully realized savings associated with business optimization initiatives initiated prior to the separation.

Refer to Note 6 to the unaudited condensed consolidated and combined financial statements contained in this prospectus for further information regarding business optimization items.

Research and Development Expenses

	Three months ended March 31,
(in millions, except percentage information)	2016	2015	Percent change
Discovery, clinical and lifecycle management	$96	$99	(3%)
Upfront and milestone payments to collaboration partners	105	—	N/M
Other research and development expenses	79	57	39%

Total research and development expenses	$280	$156	79%

R&D expense as a % of sales	18.1%	11.5%	6.6 pts

Discovery, clinical and lifecycle management expenses consist of costs supporting specific R&D projects, including those in the exploratory or preclinical phase, those in early- or late-stage clinical trials, as well as those pending regulatory approval or supporting development of products that have already obtained regulatory approval.

While the company’s investments in discovery, clinical and lifecycle management R&D activities associated with several projects across hematology, immunology and oncology increased, total expenses decreased during the three months ended March 31, 2016 compared to the prior year period due primarily to the following factors:

•	An agreement with SFJ Pharmaceuticals Group (SFJ) that the company entered into in the second quarter of 2015 for the reimbursement of certain biosimilar development costs, which resulted in less R&D expense for the company during the three months ended March 31, 2016 compared to the prior year period. Biosimilar development costs funded by SFJ during the three months ended March 31, 2016 were $24 million.

•	A decrease in development costs related to ADYNOVATE, which obtained regulatory approval in the United States in November 2015.

•	Foreign currency exchange rate fluctuations, including strengthening of the U.S. dollar relative to the Euro during the three months ended March 31, 2016 as compared to the prior year period.

Upfront and milestone payments to collaboration partners charged to R&D expense during the three months ended March 31, 2016 included a $105 million upfront payment to Precision Biosciences (Precision) related to the development of chimeric antigen receptor (CAR) T cell therapies. There were no upfront and milestone payments to collaboration partners charged to R&D expense during the three months ended March 31, 2015.

Other research and development expenses include costs not directly attributable to individual projects and include depreciation and other facility-based expenses, medical and regulatory affairs functions, pharmacovigilance, other infrastructure and management costs supporting multiple projects, as well as special items such as business optimization and separation- and integration-related costs.

Other research and development expenses increased during the three months ended March 31, 2016 as compared to the prior year period primarily due to investments in infrastructure to support a standalone R&D function and several key projects in the company’s R&D pipeline, as well as a charge in the current year period associated with terminating an existing project.

Net Interest Expense

On June 23, 2015, Baxalta issued debt directly attributable to its business and began recording interest expense. Net interest expense during the three months ended March 31, 2016 of $23 million primarily reflects interest expense associated with the June 2015 debt issuance and is net of portions capitalized, amortization of deferred hedging gains and losses, and interest income.

Prior to the June 2015 debt issuance and during the three months ended March 31, 2015, Baxter’s third-party debt and the related interest expense were not allocated to the company as the company was not the legal obligor of the debt and Baxter borrowings were not directly attributable to the company’s business.

Other (Income) Expense, Net

During the three months ended March 31, 2016, other (income) expense, net was $21 million of income and consisted primarily of a $20 million gain following the settlement of an indemnification liability with Baxter.

During the three months ended March 31, 2015, other (income) expense, net was $12 million of expense and consisted primarily of other-than-temporary impairment charges of $9 million to write-down two of the company’s investments to their fair values.

Income Taxes

Effective Income Tax Rate

The company’s effective income tax rate from continuing operations was 15.7% and 22.7% during the three months ended March 31, 2016 and 2015, respectively. The company’s effective income tax rate differs from the U.S. federal statutory rate each year due to state and local taxes, certain operations that are subject to tax incentives, and foreign taxes that are different from the U.S. federal statutory rate. In addition, the effective tax rate can be affected each period by discrete factors and events.

The effective income tax rate decreased during the three months ended March 31, 2016 as compared to the three months ended March 31, 2015 primarily due to an increase in the amount of expenditures qualifying for the U.S. Research & Experimentation tax credit and the settlement of an indemnification liability with Baxter.

RESULTS OF OPERATIONS—Years Ended December 31, 2015, 2014 and 2013

Special Items

The following table provides a summary of the company’s special items and the related impact by line item on the company’s results of operations for the three years ended December 31, 2015, 2014 and 2013.

years ended December 31 (in millions, except as otherwise indicated)	2015	2014	2013
Gross Margin[1]
Intangible asset amortization expense	$(64)	$(16)	$(16)
Separation costs	(20)	—	—
Business optimization items[2]	—	(1)	(5)

Total Special Items	$(84)	$(17)	$(21)

Impact on Gross Margin Ratio	(1.4 pts )	(0.3 pts )	(0.4 pts )

Selling, General and Administrative Expenses[1]
Separation costs	$186	$43	$—
Business development items	16	—	—
Plasma related litigation	—	(10)	84
Business optimization items[2]	1	—	16
Branded Prescription Drug Fee	—	26	—
Turkey VAT charge	—	—	8

Total Special Items	$203	$59	$108

Impact on Selling, General and Administrative Expense Ratio	3.3 pts	1.0 pts	1.9 pts

Research and Development Expenses[1]
Upfront and milestone payments to collaboration partners	$390	$217	$78
Impairment charges and adjustments	81	—	—
Separation costs	15	13	—
Business optimization items[2]	(9)	21	24

Total Special Items	$477	$251	$102

Other (Income) Expense, Net[1]
Other-than-temporary impairment charge	$—	$45	$—
Currency-related item	25	—	—
Business development items	(4)	—	—
Change in fair value of contingent payment liabilities	(97)	124	18

Total Special Items	$(76)	$169	$18

Income Tax Expense[1]
Impact of special items	$(156)	$(97)	$(105)

Impact on Effective Tax Rate	(0.1 pts )	0.7 pts	(2.9 pts )

Total Special Items, net of tax	$532	$399	$144

[1]	For Gross Margin, a number in parentheses represents an expense to the company, whereas in all other categories a number in parentheses represents a benefit.
[2]	Includes a portion allocated from Baxter related to shared activities or functions.

Management believes that providing the separate impact of the above items on the company’s results presented in accordance with GAAP, when used in conjunction with the results presented in accordance with GAAP, can facilitate an additional analysis of the company’s results of operations, particularly in evaluating performance from one period to another. In periods prior to the separation, the special items identified above reflected the portions of special items reported by Baxter that were attributable to Baxalta.

Intangible Amortization Expense

Intangible asset amortization expense, which includes amortization of an inventory fair value step-up during the year ended December 31, 2015 related to the acquisition of ONCASPAR, is identified as a special item to facilitate an evaluation of current and past operating performance, particularly in terms of cash returns, and is similar to how management internally assesses performance.

Upfront and Milestone Payments to Collaboration Partners

Upfront and milestone payments related to collaborations that have been expensed as R&D are uncertain and often result in a different payment and expense recognition pattern than internal R&D activities and therefore are typically treated as special items. Refer to the “Research and Development Expenses” section below for additional information regarding the company’s upfront and milestone payments to collaboration partners.

Business Optimization Items

The company has participated in business optimization plans initiated by Baxter prior to the separation, which were in an effort to streamline international operations, rationalize manufacturing facilities, enhance general and administrative infrastructure and re-align certain R&D activities and programs. The company’s results for the periods presented above were impacted by charges associated with these plans, as well as benefits from adjustments to business optimization charge estimates. The amount of business optimization charges or benefits incurred during the current and prior year periods and the impacted statement of income line items are presented in the table above.

The net benefit or charge in periods prior to the separation included a portion allocated from Baxter related to shared functions or activities.

Separation Costs

During 2015 and 2014, the company incurred costs to separate from Baxter and establish Baxalta as an independent, standalone public company. The amount of separation costs incurred during the current and prior year periods and the impacted statement of income line items are presented in the table above.

Plasma Related Litigation

During 2013, the company recorded legal related charges in selling, general and administrative expenses of $84 million for class-action litigation associated with pricing of plasma-derived therapies, $10 million of which was reversed during 2014 following the settlement of the plasma related litigation.

Change in Fair Value of Contingent Payment Liabilities

The company recorded gains and losses in other (income) expense, net from changes in the fair value of contingent payment liabilities associated with previously completed business combinations. Significant changes in fair value are generally driven by changes in the estimated probability of achieving milestones or estimated product sales projections. Gains and losses during the periods presented above primarily include the following:

•	Gain of $66 million during 2015 associated with the 2014 acquisition of AesRx, LLC (AesRx).

•	Gain of $33 million during 2015 and losses of $124 million and $18 million during 2014 and 2013, respectively, associated with the 2013 acquisition of OBIZUR and related assets from Inspiration BioPharmaceuticals, Inc. and Ipsen Pharma S.A.S. (Inspiration / Ipsen).

Other Special Items Impacting 2015

•	The company recorded $81 million of impairment charges within R&D expenses primarily resulting from a decrease in the fair value of in-process R&D (IPR&D) acquired as part of the 2014 acquisition of AesRx. The fair value decreased as a result of the company’s decision in 2015 not to pursue further development activities related to the acquired project.

•	The company incurred $12 million of non-recurring net business development expenses primarily associated with the acquisition of the ONCASPAR business from Sigma-Tau within selling, general and administrative expenses and other (income) expense, net.

•	The company incurred $25 million of unrealized foreign currency losses in other (income) expense, net during the fourth quarter of 2015 following an announcement in December by the Argentine government lifting currency controls, resulting in the Argentine Peso devaluing nearly 30% in one day.

Other Special Items Impacting 2014

•	During 2014, selling, general and administrative expenses included a charge of $26 million to account for an additional year of the Branded Prescription Drug Fee in accordance with final regulations issued by the Internal Revenue Service.

Other Special Items Impacting 2013

•	During 2013, selling, general and administrative expenses included an $8 million charge related to VAT matters in Turkey.

Special Items Impacting Income Tax Expense

Income tax expense in all periods included the net tax benefit from the special pre-tax items discussed above. In addition, income tax expense in 2013 included a benefit of $34 million related to the reversal of accruals for uncertain tax positions in Switzerland.

Net Sales

				Percent change
				At actual currency rates		At constant currency rates
years ended December 31 (in millions, except percentage information)	2015	2014	2013	2015	2014	2015	2014
United States	$3,315	$3,016	$2,861	10%	5%	10%	5%
International	2,833	2,936	2,694	(4%)	9%	13%	11%

Total net sales	$6,148	$5,952	$5,555	3%	7%	11%	8%

Foreign currency unfavorably impacted the net sales growth rate by 8 and 1 percentage points in 2015 and 2014, respectively, principally due to the strengthening of the U.S. dollar relative to the Euro, Russian Ruble and Japanese Yen.

Refer to the “Net Sales” caption in the “Results of Operations—Three Months Ended March 31, 2016 and 2015” section above for a description of net sales growth at constant currency rates and reasons for use of this non-GAAP measure.

The tables below present sales results for Baxalta’s product categories. The commentary beneath discusses growth drivers at constant currency rates.

Hematology

				Percent change
				At actual currency rates		At constant currency rates
years ended December 31 (in millions, except percentage information)	2015	2014	2013	2015	2014	2015	2014
Hemophilia
United States	$1,339	$1,281	$1,216	5%	5%	5%	5%
International	1,501	1,703	1,570	(12%)	8%	4%	11%

Total	$2,840	$2,984	$2,786	(5%)	7%	4%	8%

Inhibitor Therapies
United States	$295	$219	$194	35%	13%	35%	13%
International	492	525	457	(6%)	15%	9%	16%

Total	$787	$744	$651	6%	14%	16%	15%

Total Hematology	$3,627	$3,728	$3,437	(3%)	8%	7%	10%

Hemophilia includes sales of recombinant and plasma-derived hemophilia products (primarily factor VIII and factor IX).

Net sales growth in 2015 and 2014 was the result of strong global demand for recombinant factor VIII therapies, including ADVATE.

•	In the United States, recombinant factor VIII sales growth in 2015 was driven by increased volumes and modest pricing improvements. Volume growth was driven by increased prophylactic use and the launch of ADYNOVATE, the company’s extended half-life factor VIII treatment for hemophilia that was approved in the United States in November 2015. The company experienced modest market share loss due to entrance of new competition which partially offset the above factors. U.S. sales growth in 2014 was driven primarily by increased volumes.

•	Internationally, growth in both periods was driven by penetration into certain markets, including increased ADVATE shipments to Brazil as part of the company’s partnership with Hemobrás, particularly in 2014 compared to 2013.

•	Globally, recombinant factor VIII therapies contributed approximately 4 and 7 percentage points to the Hemophilia product category’s net sales growth rate for 2015 and 2014, respectively.

The launch and growth of RIXUBIS, which was first introduced in the U.S. market in 2013 and certain other markets beginning in 2015, contributed approximately 1 percentage point to the Hemophilia net sales growth rate in both 2015 and 2014.

The company expects continued competition from new entrants; however, long-term growth in the Hemophilia product category is expected to be driven by strong underlying global demand, further penetration in markets outside the United States, and launches of new therapies, including ADYNOVATE, across a variety of geographies.

Inhibitor Therapies include sales of the company’s products to treat patients with congenital hemophilia A or B who have developed inhibitors, as well as patients that have developed acquired hemophilia A due to an inhibitor.

Growth in net sales during 2015 and 2014 was driven by strong global sales of the company’s plasma-based inhibitor bypass therapy, FEIBA. Globally, FEIBA contributed approximately 12 and 15 percentage points to the Inhibitor Therapies net sales growth rate in 2015 and 2014, respectively.

•	In the United States, strong FEIBA growth in both periods was driven by increased volume associated with advancement in prophylactic use, with modest pricing improvements also benefitting 2015 net sales growth.

•	Internationally, FEIBA growth in both periods resulted from expanded use and enhanced penetration into new and existing markets.

Net sales growth for Inhibitor Therapies in 2015 also reflected a modest impact from the U.S. launch of OBIZUR in late 2014, a recombinant porcine factor VIII therapy for the treatment of acquired hemophilia A.

Immunology

				Percent change
				At actual currency rates		At constant currency rates
years ended December 31 (in millions, except percentage information)	2015	2014	2013	2015	2014	2015	2014
Immunoglobulin Therapies
United States	$1,350	$1,272	$1,228	6%	4%	6%	4%
International	400	405	388	(1%)	4%	17%	7%

Total	$1,750	$1,677	$1,616	4%	4%	9%	5%

BioTherapeutics
United States	$258	$244	$223	6%	9%	6%	9%
International	426	303	279	41%	9%	56%	10%

Total	$684	$547	$502	25%	9%	34%	10%

Total Immunology	$2,434	$2,224	$2,118	9%	5%	15%	6%

Immunoglobulin Therapies includes sales of the company’s antibody-replacement immunoglobulin therapies.

Net sales growth during 2015 and 2014 was driven by increased global demand for immunoglobulin therapies, including GAMMAGARD LIQUID and HYQVIA.

•	The company launched HYQVIA, a differentiated immunoglobulin therapy for patients with primary immunodeficiency, in the United States during the second half of 2014 and in certain European markets beginning in the second half of 2013, which contributed to the product category’s net sales growth rate in both periods.

To support expected long-term demand for the company’s immunoglobulin therapies and other plasma-based therapies, Baxalta is expanding its capacity through ongoing yield improvements, a contract manufacturing services agreement with Sanquin and construction of a new manufacturing site in Covington, Georgia.

BioTherapeutics includes sales of the company’s plasma-based therapies to treat alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute blood-related conditions, as well as revenue from manufacturing and supply arrangements.

Net sales growth in 2015 was primarily impacted by:

•	Revenues related to the MSA with Baxter of $71 million in 2015, which contributed approximately 13 percentage points to the BioTherapeutics net sales growth rate. In connection with the separation,

Baxalta and Baxter entered into the MSA whereby Baxalta manufactures and sells certain products and materials to Baxter. Baxalta began recording revenues associated with the MSA with Baxter during 2015, which are reported in international sales.

•	Increased sales of albumin products, which contributed approximately 11 points to the product category’s net sales growth rate, driven by increased volumes in the United States and China.

•	Benefit from revenues recorded from a contract manufacturing agreement related to the divested commercial vaccines business, which are reported in international sales.

Net sales growth in 2014 was primarily driven by increased demand for albumin products within the United States and several emerging markets, partially offset by lower albumin sales in China due to licensure delays that impacted shipments in the first half of 2014. Globally, albumin products contributed 10 percentage points to the BioTherapeutics net sales growth rate in 2014.

Oncology

				Percent change
				At actual currency rates		At constant currency rates
years ended December 31 (in millions)	2015	2014	2013	2015	2014	2015	2014
Oncology
United States	$73	$—	$—	N/M	N/M	N/M	N/M
International	14	—	—	N/M	N/M	N/M	N/M

Total Oncology	$87	$—	$—	N/M	N/M	N/M	N/M

N/M—not meaningful

Oncology includes sales of the company’s therapies to treat patients with cancer. The company began reporting Oncology revenues during 2015 following the acquisition of the ONCASPAR business, which the company completed in July 2015. ONCASPAR is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukemia. The company’s R&D pipeline has the potential to deliver a wide range of new oncology therapies, including certain therapies in late-stage clinical trials or pending regulatory approvals.

Gross Margin and Selling, General and Administrative Expenses

				Percent Change
years ended December 31 (as a percent of net sales)	2015	2014	2013	2015	2014
Gross margin	61.2%	59.0%	58.1%	2.2pts	0.9 pts
Selling, general and administrative expenses	23.5%	17.7%	18.3%	5.8pts	(0.6 pts	)

Gross Margin

The special items identified above had an unfavorable impact of 1.4, 0.3 and 0.4 percentage points on the gross margin percentage during 2015, 2014 and 2013, respectively. Refer to the “Special Items” section above for additional details.

Excluding the impact of special items, gross margin in 2015 reflects a favorable impact from foreign currency exchange rate fluctuations and hedging activities, benefits from increased sales of higher-margin products such as ADVATE and FEIBA, and a favorable contribution from ONCASPAR sales. Partially offsetting the above factors was the impact of lower-margin revenues recorded in 2015 associated with the MSA with Baxter.

In 2014 as compared to 2013, gross margin percentage improved primarily due to growth in higher margin products such as ADVATE and FEIBA and lower pension expense allocated from Baxter, partially offset by an unfavorable impact from foreign currency exchange rate fluctuations.

Selling, General and Administrative Expenses

Following the July 1, 2015 separation from Baxter, the composition of Baxalta’s selling, general and administrative expenses has changed. The company no longer receives a significant allocation of costs from Baxter associated with certain corporate or other functions, and instead incurs costs associated with operating as a standalone public company, including expenses associated with certain separation-related agreements entered into with Baxter. Refer to Note 17 to the audited consolidated and combined financial statements contained in this prospectus for further information regarding the separation-related agreements.

The special items identified above had an unfavorable impact of 3.3, 1.0 and 1.9 percentage points on the selling, general and administrative expense ratio during 2015, 2014 and 2013, respectively.

In addition to the impact of special items, 2015 was impacted by additional costs associated with operating as a standalone public company, including expenses related to the transition services agreement with Baxter, which in aggregate exceeded allocated costs from Baxter during the prior year period. In addition, the company’s selling, general and administrative expense ratio in 2015 was unfavorably impacted by costs supporting the company’s emerging oncology business, an increase in investments related to new product launches, including for the ADYNOVATE launch, launch excellence initiatives and other investments supporting expansion of the company’s commercial and international operations.

In 2014 as compared to 2013, excluding the impact of special items, the selling, general and administrative expense ratio increased primarily due to select investments and spending on marketing and promotional programs for new launches and initiatives partially offset by leverage from higher sales, savings from business optimization initiatives and lower pension expense allocated from Baxter.

Business Optimization Items

The company has participated in business optimization plans initiated by Baxter prior to the separation, which were in an effort to streamline international operations, rationalize manufacturing facilities, enhance general and administrative infrastructure and re-align or cancel certain R&D activities and programs. The related net charges or benefits in 2015, 2014 and 2013 are presented above under the heading “Special Items.” The company estimates that it has fully realized savings associated with past initiatives and it has not implemented significant new business optimization plans following its separation from Baxter. Refer to Note 7 to the audited consolidated and combined financial statements contained in this prospectus for further information regarding business optimization items.

Research and Development Expenses

				Percent change
years ended December 31 (in millions, except percentage information)	2015	2014	2013	2015	2014
Discovery, clinical and lifecycle management	$425	$340	$289	25%	18%
Upfront and milestone payments to collaboration partners	390	217	78	80%	178%
Other research and development expenses	361	263	228	37%	15%

Total research and development expenses	$1,176	$820	$595	43%	38%

R&D expense as a % of sales	19.1%	13.8%	10.7%	5.3pts	3.1pts

Discovery, clinical and lifecycle management expenses consist of costs supporting specific R&D projects, including those in the exploratory or preclinical phase, those in early- or late-stage clinical trials, as well as those pending regulatory approval or supporting development of products that have already obtained regulatory approval.

The growth in discovery, clinical and lifecycle management R&D expenses in 2015 as compared to 2014 was impacted by the following:

•	Increased development costs supporting oncology programs, including nal-IRI for the treatment of metastatic pancreatic cancer, and pacritinib for the treatment of myelofibrosis;

•	Increased investments in research projects related to the development and manufacture of hemophilia treatments, including gene therapy development.

•	Increased costs supporting development of treatments using immunoglobulin therapies.

•	An agreement with SFJ Pharmaceuticals Group (SFJ) that the company entered into in 2015 for the reimbursement of certain biosimilar development costs, which resulted in less R&D expenses for the company in 2015 compared to 2014. Biosimilar development costs in 2015 funded by SFJ were $58 million. The SFJ agreement is further discussed in Note 5 to the audited consolidated and combined financial statements contained in this prospectus.

•	Partial offset from the impact of foreign currency fluctuations, including strengthening of the U.S. dollar relative to the Euro in 2015 as compared to 2014.

The growth in discovery, clinical and lifecycle management R&D expenses in 2014 as compared to 2013 included the following:

•	Increased expenses supporting the development of ADYNOVATE, which was submitted for U.S. regulatory approval in December 2014 and launched in November 2015.

•	Increased investments related to biosimilar development.

•	Partial offset for lower expenses associated with the company’s Alzheimer’s program, which was suspended in 2013 following a Phase III trial that did not meet its primary endpoint.

Upfront and milestone payments to collaboration partners during 2015 included an accrued expense of $175 million for an upfront payment to Symphogen related to the development of early-stage immuno-oncology therapies, as well as milestone payments totaling $215 million. Milestone payments included payments to Merrimack related to the development of nal-IRI, a pancreatic cancer drug, Coherus related to the development of a biosimilar to ENBREL® (etanercept), and CTI BioPharma Corp. (CTI BioPharma) related to the development of pacritinib.

Upfront and milestone payments to collaboration partners during 2014 included an upfront payment of $100 million to Merrimack and milestone payments totaling $117 million primarily to Coherus, CTI BioPharma and Momenta for the development of biosimilars.

Upfront and milestone payments to collaboration partners in 2013 included payments totaling $78 million to Coherus and CTI BioPharma.

Other research and development expenses include costs not directly attributable to individual projects and include depreciation and other facility-based expenses, medical and regulatory affairs functions, pharmacovigilance, other infrastructure and management costs supporting multiple projects, as well as special items such as impairment charges, business optimization items and separation costs. The following special items were reported in other research and development expenses during the periods presented above:

•	IPR&D impairment charge of $81 million during 2015, primarily related to IPR&D acquired in the 2014 acquisition of AesRx.

•	Business optimization items consisting of a $9 million benefit during 2015 and net charges of $21 million and $24 million during 2014 and 2013, respectively.

•	Separation costs of $15 million and $13 million during 2015 and 2014, respectively.

Excluding the impact of the special items described above, other R&D expenses increased 20% during 2015 and 12% during 2014, primarily due to investments in infrastructure to support a standalone R&D function and several key projects in the company’s R&D pipeline, as well as increased expenses related to medical affairs.

Net Interest Expense

On June 23, 2015, Baxalta issued debt directly attributable to its business and began recording interest expense. Net interest expense during 2015 of $48 million primarily reflects interest expense associated with the June 2015 debt issuance and is net of portions capitalized, amortization of deferred hedging gains and losses, and interest income. The June 2015 debt issuance is further discussed in the “Liquidity and Capital Resources” section below.

Prior to the June 2015 debt issuance, Baxter’s third-party debt and the related interest expense were not allocated to the company as the company was not the legal obligor of the debt and Baxter borrowings were not directly attributable to the company’s business.

Other (Income) Expense, Net

During 2015, other (income) expense, net was $102 million of income and consisted primarily of the following items:

•	Gains of $97 million, a special item, due to adjustments in the fair value of contingent payment liabilities associated primarily with the 2014 acquisition of AesRx and the 2013 acquisition of Chatham.

•	Gains from the sale of investments and equity method income totaling $31 million.

•	Unrealized foreign currency losses of $25 million following an announcement from the Argentine government lifting currency controls, resulting in the Argentine Peso devaluing nearly 30% in one day, a special item.

•	Other-than-temporary impairment charges of $14 million due to the duration of declines in fair value of three of the company’s investments.

During 2014, other (income) expense, net was $104 million of expense and consisted primarily of the following items:

•	Loss of $124 million, a special item, resulting from an increase in the fair value of a contingent payment liability associated with the acquisition of OBIZUR and related assets from Inspiration / Ipsen.

•	Other-than-temporary impairment charge of $45 million, a special item, to write-down the company’s investment in the common stock of Onconova to its fair value.

•	Income from equity method investments of $64 million which primarily represented distributions from funds that sold portfolio companies as well as gains from the sale of certain investments.

During 2013, other (income) expense, net was $1 million of expense and consisted primarily of the following items:

•	Income from equity method investments of $23 million.

•	Loss of $18 million, a special item, resulting from an increase in the fair value of a contingent payment liability associated with the acquisition of OBIZUR and related assets from Inspiration / Ipsen.

Income Taxes

Effective Income Tax Rate

The effective income tax rate for continuing operations was 22.5% in 2015, 22.6% in 2014 and 20.1% in 2013. The company’s effective income tax rate differs from the U.S. federal statutory rate each year due to state and local taxes, certain operations that are subject to tax incentives and foreign taxes that are different from the U.S. federal statutory rate.

The average foreign effective tax rate on international pre-tax income was 9.0%, 5.4% and 5.3% for 2015, 2014 and 2013, respectively. The company’s average foreign effective tax rate was lower than the U.S. federal statutory rate as a result of tax incentives in jurisdictions outside of the United States, as well as foreign earnings in tax jurisdictions with lower statutory rates than the United States. In addition, the effective tax rate can be affected each period by discrete factors and events. Refer to Note 14 to the audited consolidated and combined financial statements contained in this prospectus for further information regarding the company’s income taxes.

The effective income tax rate in 2015 was comparable to the effective tax rate in 2014. The impact of an increase in charges related to the separation that were deductible at tax rates higher than the effective rate and a decrease in the non-deductible charge for the Branded Prescription Drug Fee were largely offset by an increase in charges associated with upfront and milestone payments made to collaboration partners that were deductible at tax rates lower than the effective tax rate.

The effective income tax rate in 2014 increased as compared to 2013 primarily due to an increase in the company’s Branded Prescription Drug Fee, which is not deductible for federal income tax purposes, a change to the earnings mix from lower tax to higher tax rate jurisdictions and a reduction in reversals of reserves for uncertain tax position benefits.

LIQUIDITY AND CAPITAL RESOURCES

The company believes that its existing capital resources, as supplemented by its cash flows generated from operating activities, will be adequate to satisfy its operations and capital needs for the foreseeable future. However, its ability to fund its operations and capital needs could be adversely affected if there is a material decline in the demand for the company’s products or in the solvency of its customers or suppliers, deterioration in the company’s key financial ratios or credit ratings or other significant unfavorable changes in conditions.

Financial Condition

The following table summarizes components of the company’s financial condition as of December 31, 2015 and 2014 and as of March 31, 2016:

	as of March 31,	as of December 31,
(in millions)	2016	2015	2014
Cash and equivalents	$911	$1,001	$—

Current assets (including cash and equivalents)	$4,876	$4,708	$3,093
Current liabilities	1,978	1,911	1,640

Working capital	$2,898	$2,797	$1,453

Current maturities of long-term debt and capital lease obligations	$5	$3	$—
Long-term debt and capital lease obligations	5,317	5,265	275

Total debt and capital lease obligations	$5,624	$5,268	$275

Cash and Equivalents

The company’s investment policy allows it to invest its cash in highly liquid investment vehicles, including institutional money market funds, certificates of deposits or time deposit accounts. The company’s cash and equivalents balance decreased during the three months ended March 31, 2016 due primarily to $280 million of upfront payments associated with collaboration agreements with Symphogen and Precision and $235 million of capital expenditures, partially offset by increases in short-term debt of $302 million and cash generated from operations of $128 million. The company’s cash flows are further discussed under the “Historical Cash Flow Trends” caption below.

Prior to the separation, Baxalta participated in Baxter’s centralized treasury management system, which included centralized cash pooling and overall financing arrangements. At December 31, 2014, Baxalta did not report cash and equivalents on its balance sheet due to its participation in Baxter’s centralized treasury management system.

Working Capital

The company’s working capital is calculated as current assets, including cash and equivalents, less current liabilities. The increase in working capital from December 31, 2014 to December 31, 2015 is driven by $1.0 billion of cash and equivalents as of December 31, 2015, compared to zero cash and equivalents in working capital as of December 31, 2014 due to the company’s participation in Baxter’s centralized treasury management system prior to the separation. Refer to the discussion below under the heading “Historical Cash Flow Trends” for information regarding changes in the company’s cash and equivalents.

Excluding cash and equivalents, the company’s working capital as of December 31, 2015 of $1.8 billion increased compared to $1.5 billion as of December 31, 2014, driven by the following factors:

•	Increases in inventory and receivables (including due from Baxter) due to growth in the company’s commercial operations.

•	Decrease in income tax payables due largely to the basis of preparation included in the carve-out financial statements, as further discussed in the “Historical Cash Flow Trends” section below.

Partially offsetting the factors above was an increase in accounts payable and other accrued liabilities, including a $175 million accrual for an upfront collaboration payment made to Symphogen in January 2016.

Working capital increased 4% during the three months ended March 31, 2016. Foreign currency exchange rate fluctuations contributed to the modest increase during the period.

Debt and Capital Lease Obligations

Commercial Paper

During the three months ended March 31, 2016, the company issued and redeemed commercial paper, of which $300 million was outstanding as of March 31, 2016 with a weighted-average interest rate of 1.12%. This commercial paper is classified as short-term debt on the condensed consolidated balance sheet. The company did not have any commercial paper outstanding as of December 31, 2015 or 2014.

Senior Notes

On June 23, 2015, the company issued senior notes with a total aggregate principal amount of $5 billion. The company used the net proceeds to make a cash distribution of $4 billion to Baxter as partial consideration for the contribution of net assets to the company in connection with the separation, and the remainder has been or is intended to be used for general corporate purposes, including funding of acquisitions. The $4 billion cash distribution to Baxter was made on June 23, 2015. The $5 billion in senior notes consist of the following tranches:

•	$375 million aggregate principal of senior notes bearing a floating coupon rate of three-month LIBOR plus 0.780% and maturing in June 2018.

•	$375 million aggregate principal of senior notes bearing a fixed coupon rate of 2.000% and maturing in June 2018.

•	$1.0 billion aggregate principal of senior notes bearing a fixed coupon rate of 2.875% and maturing in June 2020.

•	$500 million aggregate principal of senior notes bearing a fixed coupon rate of 3.600% and maturing in June 2022.

•	$1.75 billion aggregate principal of senior notes bearing a fixed coupon rate of 4.000% and maturing in June of 2025.

•	$1.0 billion aggregate principal of senior notes bearing a fixed coupon rate of 5.250% and maturing June 2045.

Refer to Note 9 to the audited consolidated and combined financial statements contained in this prospectus for information regarding interest rate derivative contracts the company has entered into related to the senior notes.

Prior to the June 2015 debt issuance, no debt was allocated to Baxalta because Baxalta was not the legal obligor of the debt and the borrowings were not directly attributable to Baxalta’s business.

Capital Lease Obligations

The company leases certain facilities under capital leases. During 2014, the company entered into a leasing arrangement for a new global innovation center in Cambridge, Massachusetts and recorded a capital lease obligation of $263 million. During 2015, the company entered into a leasing arrangement for its corporate headquarters in Bannockburn, Illinois and recorded a capital lease obligation of $41 million. As of December 31, 2015 and 2014, the company’s total capital lease obligations, including current portion, were $319 million and $275 million, respectively.

There were no significant changes to the company’s capital lease obligations during the three months ended March 31, 2016.

Sources and Uses of Cash

Baxalta expects its principal uses of cash in the future would be primarily to fund its operations, working capital needs, capital expenditures, repayment of borrowings, strategic investments and dividends paid to shareholders. Refer to the “Historical Cash Flow Trends” section below for further discussion of the company’s cash flows during the years ended December 31, 2015, 2014 and 2013 and during the three months ended March 31, 2016 and 2015.

The company’s principal sources of cash include its operating cash flows and current or future financing arrangements, including the June 2015 senior note issuance described above, borrowings under the company’s commercial paper program and liquidity provided by credit facilities, including those described below. The merger agreement with Shire limits the amount of future indebtedness the company can incur.

In July 2015, the company entered into a credit agreement providing for a senior revolving credit facility that provides the company with access to an aggregate principal amount of up to $1.2 billion maturing in 2020, of which no amounts are currently outstanding. Effective November 12, 2015 the company entered into Amendment No. 1 to the credit agreement. The amendment narrowed the definition of “Change of Control.” The other material terms of the credit agreement, including covenants, remained unchanged. The facility enables the company to borrow funds on an unsecured basis at variable interest rates, and contains various financial and other covenants, including a net leverage ratio covenant and an interest coverage ratio covenant, as well as events of default with respect to the company. The credit facility also provides for the issuance of letters of credit, which reduces the maximum capacity of this facility. At March 31, 2016, the amount of letters of credit issued was immaterial. The non-performance of any financial institution supporting either of the credit facilities would reduce the maximum capacity of these facilities by each institution’s respective commitment.

The company also entered into a Euro-denominated senior revolving credit facility in an aggregate principal amount of up to €200 million maturing in 2020, with similar terms as the above credit facility, of which no amounts are currently outstanding. Effective November 12, 2015, the company entered into an amendment to this credit facility. Similar to the amendment discussed above, this amendment narrows the definition of “Change of Control.” The non-performance of any financial institution supporting either of the credit facilities would reduce the maximum capacity of these facilities by each institution’s respective commitment.

A significant portion of the company’s net cash provided from operations is generated within the United States, allowing the company to indefinitely reinvest a portion of its foreign earnings in jurisdictions outside of the United States. The company believes its U.S. cash flows from operations together with repatriations of foreign earnings that are not deemed permanently invested are adequate to meet its ongoing cash flow obligations in the United States.

Dividends and Share Repurchase Authorization

On July 28, 2015, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock, which was paid on October 1, 2015 to shareholders of record as of the close of business on September 4, 2015. On November 28, 2015, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock, which was paid on January 4, 2016 to shareholders of record as of the close of business on December 17, 2015. On February 23, 2016, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock, which was paid on April 1, 2016 to shareholders of record as of the close of business on March 10, 2016. Pursuant to the merger agreement with Shire, the company is prohibited from declaring a quarterly dividend in excess of $0.07 per share.

On July 28, 2015, Baxalta’s Board of Directors approved a share repurchase authorization which allowed the company to repurchase up to $1 billion of its common stock. The company did not repurchase any of its common stock during 2015 and, pursuant to the merger agreement with Shire, the company may not repurchase or otherwise acquire its own common stock.

Historical Cash Flow Trends

The company’s historical cash flows reflect both continuing and discontinued operations.

	Three months ended March 31,		Years ended December 31,
(in millions)	2016	2015	2015	2014	2013
Net cash provided from (used from) operations	$128	$(142)	$799	$1,373	$1,548
Net cash used for investing activities	(548)	(547)	(2,293)	(501)	(977)
Net cash provided from (used for) financing activities	328	689	2,492	(872)	(571)
Effect of foreign exchange rate changes on cash and equivalents	2	—	3	—	—

Change in cash and equivalents	$(90)	$—	$1,001	$—	$—

Net Cash Provided From Operations

Operating cash flows during the three months ended March 31, 2016 increased as compared to the prior year period due in part to improved net income excluding non-cash charges.

Also contributing to the increase were lower reported cash outflows related to income taxes, which was primarily due to the basis of preparation of the carve-out financial statements for the three months ended March 31, 2015. In the carve-out financial statements, the company maintained an income tax payable to/from account with Baxter, and was deemed to have settled its current income tax payables with Baxter annually on the first day of each year. This annual settlement resulted in a significant operating cash outflow related to income taxes reported in the accrued liabilities line within the condensed combined statement of cash flows for the three months ended March 31, 2015, which reflected the full prior year’s current income tax expense and other current tax balances.

The decrease in net cash provided by operations during 2015 as compared to the prior year was driven by lower net income excluding certain non-cash charges and gains. Sales growth and the resulting growth in gross profit was more than offset by increased expenses, including from separation costs and increased investments in the R&D pipeline. Also contributing to the decrease in net cash provided from operations was an increase in certain working capital items, including accounts receivables and inventories, as the company supports growth in its commercial operations. The basis of preparation of the carve-out financial statements also unfavorably impacted the change in operating cash flows:

•	The company’s 2015 net cash provided from operations reflects an annual settlement of the company’s current income tax payable account on January 1, 2015 of $356 million and an additional $119 million paid to taxing authorities as a stand-alone company in the second half of the year.

•	The company also incurred operating cash outflows associated with interest expense in 2015 which compares to no interest payments in 2014.

The company’s net cash provided from operations for the second half of 2015 (period following the separation) was $608 million, which reflected growth as compared to net cash provided by operations of $191 million during the first six months of 2015 (period before the separation). The growth was driven in part by:

•	The basis of preparation of the carve-out financial statements in periods prior to the separation regarding the current income tax payable, as described above, resulting in higher outflows in the first half of 2015 as compared to the second half.

•	Lower cash outflows associated with working capital, including the impact of the annual settlement of certain incentive compensation programs during the first half of the year.

Net cash provided by operations decreased in 2014 as compared to 2013 as the impact of sales growth was more than offset by an increase in tax-related items, increased payments to collaboration partners upon the achievement of R&D related milestones and the settlement of the company’s plasma-related litigation.

Net Cash Used For Investing Activities

The company’s net cash used for investing activities was essentially flat during the three months ended March 31, 2016 as compared to the prior year period as an increase in cash outflows for acquisitions was offset by lower capital expenditures. The company’s net cash used for investing activities increased in 2015 as compared to 2014 due primarily to increased cash outflows for acquisitions and a 2014 cash inflow of $640 million from the sale of the commercial vaccines business. The divestiture of the commercial vaccines business drove the decrease in 2014 as compared to 2013.

Cash outflows for acquisitions, net of cash acquired were $280 million and $228 million during the three months ended March 31, 2016 and 2015, respectively. During the three months ended March 31, 2016, cash outflows for acquisitions, net of cash acquired included a $175 million upfront payment associated with a collaboration agreement with Symphogen, for the development of immuno-oncology therapies, which was charged as R&D expense during 2015 upon entering into the agreement, and a $105 million upfront payment associated with a collaboration agreement with Precision for the development of CAR T cell therapies. During the three months ended March 31, 2015, cash outflows for acquisitions, net of cash acquired included $228 million for the acquisition of SuppreMol GmbH, a privately held biopharmaceuticals company based in Germany.

Cash outflows for acquisitions, net of cash acquired during 2015, 2014 and 2013 were $1.2 billion, $185 million and $111 million, respectively. During 2015, cash outflows for acquisitions, net of cash acquired included $890 million for the acquisition of the ONCASPAR business from Sigma-Tau and $228 million for the acquisition of SuppreMol, a privately held biopharmaceuticals company based in Germany. During 2014, cash outflows for acquisitions, net of cash acquired included $100 million for an upfront collaboration payment to Merrimack and $70 million and $15 million for the acquisitions of Chatham and AesRx, respectively. During 2013, cash outflows for acquisitions, net of cash acquired, included $51 million for the acquisition of OBIZUR and related assets from Inspiration / Ipsen, $30 million for an upfront collaboration payment to Coherus and $30 million for an upfront collaboration payment to CTI BioPharma.

Capital expenditures were $235 million and $301 million during the three months ended March 31, 2016 and 2015, respectively. The decrease was driven primarily by lower expenditures associated with the construction of the Covington, Georgia manufacturing facility as the company has completed a significant portion of the construction. Commercial production at the Covington, Georgia facility is expected to begin in 2018.

Capital expenditures during 2015, 2014 and 2013 were $1.2 billion, $970 million and $797 million, respectively. The increase in capital expenditures in 2015 compared to 2014 was driven by several projects aimed at improving manufacturing capacity for the company’s products, including increased expenditures associated with the construction of the Covington, Georgia manufacturing facility. The increase in 2015 was also driven by expenditures related to the company’s corporate headquarters in Bannockburn, Illinois and its global innovation center located in Cambridge, Massachusetts. In 2014 as compared to 2013, capital expenditures associated with the Covington, Georgia facility primarily drove the increase.

Net Cash Provided From (Used For) Financing Activities

During the three months ended March 31, 2016 net cash provided from financing activities primarily included the following:

•	Net proceeds from issuances and repayments of commercial paper of $300 million.

•	Proceeds and excess tax benefits from share-based payments under employee benefit plans of $74 million.

•	Payment of $48 million for the company’s quarterly dividend declared in November 2015.

During the three months ended March 31, 2015, cash flows provided from financing activities were entirely related to net transactions with Baxter. Refer to Note 1 to the unaudited condensed consolidated and combined financial statements included in this prospectus for further information regarding the basis of preparation of the financial statements in periods prior to the separation.

Proceeds from the issuance of long-term debt totaled $4.9 billion during 2015 and reflected cash inflows from the debt issuance described above, and were net of a debt discount and deferred issuance costs totaling $59 million. The company also reported proceeds and excess tax benefits from share-based payments under employee benefit plans of $64 million and dividend payments of $47 million during 2015.

Other cash provided from or used for financing activities during 2015, 2014 and 2013, presented above, primarily reflected net cash outflows from transactions with Baxter, which were $2.5 billion, $856 million and $571 million during 2015, 2014 and 2013, respectively. The net transactions with Baxter during 2015 included a $4 billion cash distribution to Baxter as partial consideration for the contribution of assets to Baxalta from Baxter in connection with the separation and cash contributions received from Baxter in connection with the formation of Baxalta legal entities. As of July 1, 2015, outstanding pre-separation receivables and payables with Baxter were reclassified from net parent company investment to due to or from Baxter in the consolidated balance sheet. The settlement of these outstanding pre-separation receivables and payables with Baxter are reported in financing activities in periods following the separation because an operating cash flow associated with these transactions would have already been reported prior to the separation.

Concentration of Credit Risk

Baxalta engages in business with foreign governments in certain countries that have experienced deterioration in credit and economic conditions, including Greece, Spain, Portugal, Italy and Brazil. As of March 31, 2016,

the company’s net accounts receivable from the public sector in Greece, Spain, Portugal and Italy totaled $95 million, of which Greece receivables represented a $27 million balance. The company also has significant accounts receivable related to its Hemobrás partnership in Brazil totaling $174 million at March 31, 2016.

Global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. While the company believes that its allowance for doubtful accounts as of March 31, 2016 is adequate, future governmental actions and customer-specific factors may require the company to re-evaluate the collectability of its receivables and the company could potentially incur additional credit losses that materially impact its results of operations.

Off-Balance Sheet Arrangements

Baxalta periodically enters into off-balance sheet arrangements. Certain contingencies arise in the normal course of business and, in accordance with GAAP, are not recorded in the consolidated or combined balance sheet (such as contingent milestone payments associated with the company’s collaboration agreements). Also, upon resolution of uncertainties, the company may incur charges in excess of presently established liabilities for certain matters (such as contractual indemnifications).

The company’s significant off-balance sheet arrangements and contingencies are discussed in the consolidated and combined financial statements. Refer to Note 5, Note 11 and 17, and Note 16 to the audited consolidated and combined financial statements contained in this prospectus for information regarding collaboration agreements, indemnifications and legal contingencies, respectively.

Material updates to off-balance sheet arrangements are discussed in the unaudited condensed consolidated and combined interim financial statements contained in this prospectus. Refer to Note 4, Note 14 and Note 13 thereto for information regarding collaboration agreements, indemnifications and legal contingencies, respectively.

Contractual Obligations

As of December 31, 2015, the company had contractual obligations, excluding accounts payable and accrued liabilities, payable or maturing in the following periods:

(in millions)	Total	Less than one year	One to three years	Three to five years	More than five years
Debt and capital lease obligations	$5,450	$3	$799	$1,036	$3,612
Interest on debt and capital lease obligations(a)	2,455	170	338	307	1,640
Operating leases	382	58	98	65	161
Other long-term liabilities(b)	712	5	82	80	545
Purchase obligations(c)	1,771	602	624	427	118

Contractual obligations	$10,770	$838	$1,941	$1,915	$6,076

(a)	Interest payments on capital lease obligations are calculated for future periods using interest rates in effect at the end of 2015. The projected payments only pertain to obligations outstanding at December 31, 2015.
(b)	Other long-term liabilities include long-term obligations recorded on the company’s consolidated balance sheet as of December 31, 2015 that are not presented separately within the table above. They include, among other items, the fair value of contingent payment liabilities associated with acquisitions and deferred tax liabilities. The company projected the timing of the future cash payments of its other long-term liabilities based on contractual maturity dates (where applicable) and estimates of the timing of payments (for liabilities with no contractual maturity dates). The actual timing of payments could differ from the estimates.
(c)	Includes the company’s significant contractual unconditional purchase obligations. For cancelable agreements, any penalty due upon cancellation is included. These commitments do not exceed the company’s projected requirements and are in the normal course of business. Examples include firm commitments for raw material purchases, utility agreements and service contracts.

The following items have been excluded from the table above:

•	The company is contractually obligated to pay third parties upon the achievement of development, regulatory and commercial milestones, as well as potential royalty payments, associated with its collaboration agreements. Obligations associated with these arrangements have not been incurred and as such have not been recorded on the company’s consolidated balance sheet. Potential future milestone payments associated with the company’s collaborations were approximately $2.1 billion as of December 31, 2015 which excludes potential royalty payments. Of the potential $2.1 billion, the company anticipates less than $235 million of potential payments will become payable in 2016.

•	An unfunded commitment at December 31, 2015 of $79 million as a limited partner in multiple investment companies, in which the timing of future payments is uncertain.

•	Long-term liability relating to gross unrecognized tax benefits of $17 million at December 31, 2015, in which the timing of reversal is uncertain.

•	Long-term liabilities relating to pension and other post-employment benefits of $499 million and related cash outflows, in which timing of funding is uncertain and dependent on future movements in interest rates and investment returns, changes in laws and regulations and other variables.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

The company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound, Swiss Franc, Australian Dollar, Turkish Lira, Russian Ruble, Chinese Renminbi, Colombian Peso and Argentine Peso. The company manages its foreign currency exposures on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company uses derivative and nonderivative financial instruments to further reduce the net exposure to foreign exchange. Gains and losses on the hedging instruments offset losses and gains on the hedged transactions and reduce the earnings and shareholders’ equity volatility relating to foreign exchange. Financial market and currency volatility may limit the company’s ability to hedge these exposures in a cost-effective manner.

The company may use options, forwards and cross-currency swaps to hedge the foreign exchange risk to earnings relating to forecasted transactions denominated in foreign currencies and recognized assets and liabilities. The maximum term over which the company has cash flow hedge contracts in place related to forecasted transactions as of March 31, 2016 is 12 months. The company also enters into derivative instruments to hedge certain intercompany and third-party receivables and payables and debt denominated in foreign currencies.

As part of its risk-management program, the company performs a sensitivity analysis to assess potential changes in the fair value of its foreign exchange instruments relating to hypothetical and reasonably possible near-term movements in foreign exchange rates.

A sensitivity analysis of changes in the fair value of foreign exchange option and forward contracts outstanding at March 31, 2016, while not predictive in nature, indicated that if the U.S. dollar uniformly weakened by 10% against all currencies, on a net-of-tax basis, the net asset balance of $4 million would decrease by $38 million resulting in a net liability.

The sensitivity analysis model recalculates the fair value of the foreign exchange option and forward contracts outstanding at December 31, 2015 by replacing the actual exchange rates at December 31, 2015 with exchange rates that are 10% weaker to the actual exchange rates for each applicable currency. All other factors are held constant. The sensitivity analysis disregards the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analysis also disregards the offsetting change in value of the underlying hedged transactions and balances.

The consolidated statement of income is exposed to currency risk from various transactions, including intercompany receivables and payables, where the denominated currency of the transaction differs from the functional currency of one or more of the company’s subsidiaries. A sensitivity analysis that measures the unfavorable impact to income from continuing operations before income taxes from a hypothetical 10% strengthening of the U.S. dollar relative to multiple currencies indicates an unfavorable impact of $35 million as of March 31, 2016. This sensitivity analysis holds all other variables equal and does not reflect any hypothetical benefits that would be derived from hedging activities, including cash holdings in similar foreign currencies, that the company has historically utilized to mitigate its exposure to movements in foreign exchange rates.

The company is also exposed to translation risk on non-U.S. dollar-denominated net assets. A sensitivity analysis indicated that a hypothetical 10% strengthening of the U.S. dollar relative to the Euro, Japanese Yen, British Pound, Swiss Franc and Australian Dollar, the company’s most significant foreign currency exposures, would decrease net assets by $380 million. The change in net assets associated with the translation of these currencies is generally recorded as currency translation adjustment within accumulated comprehensive income in shareholder’s equity of the company’s consolidated balance sheets.

Interest Rate and Other Risks

In June 2015, the company issued senior notes with a total aggregate principal amount of $5 billion. The $5 billion of senior notes includes both fixed and floating interest rates. As a result of the June 2015 debt offering, the company is exposed to the risk that its earnings or cash flows could be adversely impacted by fluctuations in interest rates. The company’s policy is to manage this risk to an acceptable level, which includes using interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt.

As part of its risk management program, the company performs sensitivity analyses to assess potential gains and losses in earnings related to hypothetical movements in interest rates. A 23 basis-point increase in interest rates (approximately 10% of the company’s weighted-average interest rate from the June 2015 debt issuance through December 31, 2015) affecting the company’s financial instruments, including debt obligations and related derivatives, would have an immaterial effect on the company’s 2015 earnings and on the fair value of the company’s fixed-rate debt as of December 31, 2015.

With respect to the company’s investments, the company believes any reasonable possible near-term losses in earnings, cash flows and fair values would not be material to the company’s consolidated financial position.

NEW ACCOUNTING STANDARDS

Refer to Note 1 to the unaudited condensed consolidated and combined financial statements contained in this prospectus for information regarding new accounting standards, which is incorporated herein by reference.

The prospective adoption of new accounting during the three months ended March 31, 2016 did not have a significant impact on the company’s results of operations as compared to the prior year period.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of the company’s significant accounting policies is included in Note 2 to the audited consolidated and combined financial statements contained in this prospectus. Certain of the company’s accounting policies are considered critical because these policies are the most important to the depiction of the company’s financial statements and require significant, difficult or complex judgments by the company, often requiring the use of estimates about the effects of matters that are inherently uncertain. Actual results that differ from the company’s estimates could have an unfavorable effect on the company’s results of operations and financial position. The company applies estimation methodologies consistently from year to year. The following is a summary of accounting policies that the company considers critical to the consolidated and combined financial statements.

Revenue Recognition, Related Provisions and Allowances

The company’s policy is to recognize revenues from product sales when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The shipping terms for the majority of the company’s revenue arrangements indicate that title and risk of loss pass at delivery.

The company periodically and systematically evaluates the collectability of accounts receivable and determines the appropriate reserve for doubtful accounts. In determining the amount of the reserve, the company considers historical credit losses, the past-due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations.

Provisions for rebates, chargebacks to wholesalers and distributors, returns and discounts (collectively, “sales deductions”) are provided for at the time the related sales are recorded, and are reflected as a reduction of sales. The sales deductions are based primarily on estimates of the amounts earned or will be claimed on such sales. The company’s most significant and judgmental sales deductions are rebates and wholesaler and distributor chargebacks.

Rebates include amounts estimated to be paid to third parties based either on contractual obligations that vary by product, customer or statutory requirements. Contractual rebate obligations are based on units sold, customer inventory levels, forecasted customer buying patterns and historical experience. Contractual rebate obligations are settled up to 12 months after date of sale, and accruals are adjusted throughout the contract period as actual contract performance measures become known. Statutory rebate estimates, which include payments under Medicaid, TRICARE and Medicare Part D reimbursement programs, are generally based on historical payment data and estimates of future utilization based on established formulas or requirements, including the Medicaid unit rebate formula established by the Center for Medicaid and Medicare Services. All liabilities associated with rebates are reviewed regularly taking into consideration known market events and trends as well as internal and external historical data. The company believes the methodology used to accrue rebates is reasonable and appropriate given the current circumstances and facts.

Chargeback provisions are based on the differential of product acquisition prices paid by wholesalers and distributors and prices paid by eligible customers under product pricing or customer contractual agreements, and may fluctuate based on channel strategy shifts, inventory levels, and end customer pricing strategies and mix. Such amounts are generally settled within one year of initial shipment.

Legal Contingencies

The company is involved in product liability, patent, commercial, regulatory and other legal proceedings that arise in the normal course of business. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. The company has established reserves for certain of its legal matters. At March 31, 2016, total legal liabilities were $23 million.

The company’s loss estimates are generally developed in consultation with outside counsel and are based on analyses of potential outcomes. With respect to the recording of any insurance recoveries, after completing the assessment and accounting for the company’s legal contingencies, the company separately and independently analyzes its insurance coverage and records any insurance recoveries that are probable of occurring at the gross amount that is expected to be collected. In performing the assessment, the company reviews available information, including historical company-specific and market collection experience for similar claims, current facts and circumstances pertaining to the particular insurance claim, the financial viability of the applicable insurance company or companies, and other relevant information.

While the liability of the company in connection with certain claims cannot be estimated with certainty, and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s consolidated financial position. While the company believes it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments or enter into material settlements of claims.

Income Taxes

The company accounts for income taxes under the asset and liability method. Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax laws. Deferred taxes are provided using enacted tax rates on the future tax consequences of temporary differences, which are the differences between the financial statement carrying amount of assets and liabilities and their respective tax bases and the tax benefits of carryforwards. A valuation allowance is established or maintained when, based on currently available information, it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is warranted, the company evaluates factors such as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The realizability assessments made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if the company takes operational or tax planning actions that could impact the future taxable earnings of a subsidiary.

In the normal course of business, the company is audited by federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges relate to the timing and amount of deductions and the allocation of income among various tax jurisdictions. The company believes its tax positions comply with applicable tax law and the company intends to defend its positions. In evaluating the exposure associated with various tax filing positions, the company records reserves for uncertain tax positions in accordance with GAAP, based on the technical support for the positions, the company’s audit experience with similar situations, and potential interest and penalties related to the matters. The company’s results of operations and effective tax rate in a given period could be impacted if, upon final resolution with taxing authorities, the company prevailed in positions for which reserves have been established, or was required to pay amounts in excess of established reserves.

Valuation of Intangible Assets, Including IPR&D

The company acquires intangible assets and records them at fair value. Valuations are generally completed for business acquisitions using a discounted cash flow analysis, incorporating the stage of completion and consideration of market participant assumptions. The most significant estimates and assumptions inherent in a discounted cash flow analysis include the amount and timing of projected future cash flows, the discount rate used to measure the risks inherent in the future cash flows, the assessment of the asset’s life cycle, and the competitive and other trends impacting the asset, including consideration of technical, legal, regulatory, economic and other factors. Each of these factors and assumptions can significantly affect the value of the intangible asset.

Acquired IPR&D is the value assigned to acquired technology or products under development which have not received regulatory approval and have no alternative future use.

Acquired IPR&D included in a business combination is capitalized as an indefinite-lived intangible asset. Development costs incurred after the acquisition are expensed as incurred. Upon receipt of regulatory approval of the related technology or product, the indefinite-lived intangible asset is then accounted for as a finite-lived intangible asset and amortized on a straight-line basis over its estimated useful life. If the R&D project is abandoned, the indefinite-lived asset is charged to expense.

R&D acquired in transactions that are not business combinations is expensed immediately. For such transactions, payments made to third parties on or after regulatory approval are capitalized and amortized over the remaining useful life of the related asset, and are classified as intangible assets.

Due to the inherent uncertainty associated with R&D projects, there is no assurance that actual results will not differ materially from the underlying assumptions used to prepare discounted cash flow analyses, nor that the R&D project will result in a successful commercial product.

Valuation of Contingent Consideration Resulting from Business Combinations

The company recognizes contingent consideration liabilities resulting from business combinations at estimated fair value on the acquisition date. The contingent consideration liabilities are revalued subsequent to the acquisition date with changes in fair value recognized in earnings. Contingent payments related to acquisitions consist of development, regulatory and commercial milestone payments, in addition to sales-based payments, and are valued using discounted cash flow techniques. Significant estimates and assumptions required for these valuations include the probability of achieving milestones, product sales projections under various scenarios and discount rates used to calculate the present value of the estimated payments. Changes in the fair value of contingent consideration liabilities result from changes in these estimates and assumptions. Significant judgment is employed in determining the appropriateness of the estimates and assumptions as of the acquisition date and in post-acquisition periods. Accordingly, the use of alternative estimates or assumptions would increase or decrease the estimated fair value of contingent consideration liabilities, and could materially impact the company’s results of operations in any given period. At December 31, 2015 the company’s consolidated balance sheet included $433 million of contingent consideration liabilities resulting from business combinations.

Impairment of Assets

Goodwill and other indefinite-lived intangible assets are subject to impairment reviews annually, and whenever indicators of impairment exist. The company performs an annual impairment review of goodwill in the fourth quarter of each year. No goodwill impairment was recorded in 2015, 2014 or 2013. For the annual impairment review, the company may elect to complete a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value and, if the company determines it is not, then it would not be required to calculate the fair value of the reporting unit. For its 2015 annual impairment review, the company elected to complete the qualitative assessment and concluded further quantitative testing was not required. The company performs a qualitative assessment of other indefinite-lived intangible assets, including IPR&D, at least annually. If the intangible asset is determined to be more likely than not impaired as a result of the assessment, the company completes a quantitative impairment test.

Intangible assets with definite lives and other long-lived assets (such as fixed assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company’s impairment reviews are based on an estimated future cash flow approach that requires significant judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign currency exchange rates, the selection of an appropriate discount rate, asset groupings and other assumptions and estimates. The estimates and assumptions used are consistent with the company’s business plans and a market participant’s views of the company and similar companies. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of the assets, and potentially result in different impacts to the company’s results of operations. Actual results may differ from the company’s estimates.

Pension and Other Postemployment Benefit (OPEB) Plans

Background and impact of separation from Baxter

Prior to the second quarter of 2015 and with the exception of certain Austrian defined benefit pension plans, of which Baxalta was the sole sponsor, the company’s employees participated in certain U.S. and international defined benefit pension and other post-employment benefit (OPEB) plans sponsored by Baxter. Baxalta accounted for these plans as multiemployer plans prior to the second quarter of 2015, at which time no liabilities or plan assets were included in the company’s combined balance sheets.

During the second quarter of 2015, Baxalta assumed certain pension and OPEB obligations and plan assets related to newly-created single employer plans for Baxalta employees, as well as pension obligations and plan assets associated with its employees who participated in certain plans that split following the separation. The company accounted for certain plans with delayed split dates as multiple-employer plans beginning in the second quarter of 2015 because the company was responsible for its employees retiring during the interim period.

Measurement of funded status and net periodic benefit cost

The valuation of the funded status and net periodic benefit cost for the company’s pension and OPEB plans is calculated using actuarial assumptions. These assumptions are reviewed at least annually, and revised if appropriate. The significant assumptions include the following:

•	interest rates used to discount pension and OPEB plan liabilities;

•	the long-term rate of return on pension plan assets;

•	rates of increases in employee compensation (used in estimating liabilities);

•	anticipated future healthcare costs (used in estimating the OPEB plan liability); and

•	other assumptions involving demographic factors such as retirement, mortality and turnover (used in estimating liabilities).

Selecting assumptions involves an analysis of both short-term and long-term historical trends and known economic and market conditions at the time of the valuation (also called the measurement date). The use of different assumptions would result in different measures of the funded status and net cost. Actual results in the future could differ from expected results. The company is not able to estimate the probability of actual results differing from expected results, but believes its assumptions are appropriate.

The company’s key assumptions are listed in Note 12 in to the audited consolidated and combined financial statements contained in this prospectus.

BUSINESS

Overview

Baxalta Incorporated (Baxalta or the company) is a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hemophilia, immunology and oncology. More specifically, the company develops, manufactures and markets a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukemia. Baxalta is also investing in emerging technology platforms, including gene therapy and biosimilars.

Baxalta’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

Baxalta was incorporated in Delaware on September 8, 2014 in connection with the separation of Baxter International Inc.’s biopharmaceuticals business from its diversified medical products businesses. The company’s corporate headquarters are located at 1200 Lakeside Drive, Bannockburn, Illinois.

Separation from Baxter

Baxalta separated from Baxter International Inc. (Baxter) on July 1, 2015, becoming an independent company as a result of a pro rata distribution by Baxter of 80.5% of Baxalta’s common stock to Baxter’s shareholders. Baxter retained an approximate 19.5% ownership stake in Baxalta immediately following the distribution. On July 1, 2015, Baxter’s shareholders of record as of the close of business on June 17, 2015 received one share of Baxalta common stock for every one share of Baxter’s common stock held as of the record date. Baxalta common stock began trading “regular way” under the ticker symbol “BXLT” on the New York Stock Exchange on July 1, 2015.

In January 2016 and March 2016, Baxter exchanged a portion of its retained stake in Baxalta common stock for indebtedness of Baxter held by a third parties. The shares of Baxalta common stock exchanged were then sold by such third parties in secondary public offerings pursuant to registration statements filed by Baxalta. Following these transactions, Baxter held approximately 4.5% of Baxalta’s total shares outstanding.

The Proposed Merger

On January 11, 2016, Shire, Merger Sub, a wholly owned subsidiary of Shire, and Baxalta entered into the merger agreement, pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Baxalta, with Baxalta being the surviving corporation, and Baxalta will become a wholly owned subsidiary of Shire.

On the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each share of Baxalta common stock issued and outstanding immediately prior to the effective time of the merger (other than treasury shares of Baxalta and any shares of Baxalta common stock owned by Shire or any subsidiary of Shire (including Merger Sub) or Baxalta, and other than shares of Baxalta common stock as to which dissenters’ rights have been properly exercised) will be canceled and converted into the right to receive both (i) $18.00 in cash, without interest and (ii) 0.1482 of Shire ADS duly and validly issued against Shire ordinary shares, par value £0.05 per share (the per share stock consideration), except that cash will be paid in lieu of fractional Shire ADSs. Although Shire will permit holders of Baxalta common stock to elect to receive 0.4446 of a Shire ordinary share for each outstanding share of Baxalta common stock in lieu of the per share stock consideration, the deadline for making such election is expected to have passed before the exchange offer is complete.

Under the merger agreement, Shire agreed to use its reasonable best efforts to appoint Wayne T. Hockmeyer, Ph.D., chairman of the Baxalta Board of Directors, and two additional members of the Baxalta Board, jointly selected by the chairman of the Baxalta Board and chairman of the Shire board of directors following consultation with the Nomination Committee of the Shire board, to the Shire board of directors, effective upon the closing of the merger. Following the appointment of such directors, Shire agreed to nominate the same individuals as directors, to the extent such individuals are willing to serve and have complied in a satisfactory manner, in the good faith reasonable judgment of the Shire board, with the attendance and performance expectations of the Shire board, at the 2017 Shire stockholder meeting. Since the date of the merger agreement, Dr. Hockmeyer has decided to withdraw himself from consideration for such an appointment due to personal reasons and therefore only two members of the Baxalta Board will be considered for nomination.

The consummation of the merger is subject to certain closing conditions, including the approval of holders of a majority of the issued and outstanding Baxalta common stock and the approval of holders of a majority of Shire ordinary shares present and voting in person or by proxy, the receipt of certain regulatory approvals, the absence of a “material adverse effect” with respect to Shire and Baxalta, the receipt by Shire and Baxter of certain tax opinions set forth in the letter agreement described in the section of this prospectus entitled “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter—Letter Agreement,” and other conditions specified in the merger agreement.

Because the record date for the special meeting of the stockholders of Baxalta to approve the merger has already occurred, you will not be entitled to vote on the merger with Shire with respect to shares of Baxalta common stock you receive in the exchange offer.

The merger agreement provides that, during the period from the date of the merger agreement until the effective time of the merger, Baxalta will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and engage in discussions with third parties regarding alternative acquisition proposals, except that Baxalta may, in response to an unsolicited acquisition proposal, engage in discussions with, and provide non-public information to, a third party if Baxalta’s Board of Directors determines in good faith that the acquisition proposal constitutes or is reasonably likely to constitute or lead to a “superior proposal.” Baxalta’s Board of Directors may make an adverse recommendation and terminate the merger agreement after receiving a “superior proposal,” subject to Shire’s right to match the superior proposal during a negotiation period of 5 days (with subsequent negotiation periods of 4 days if the superior proposal is amended). A “superior proposal” is a written acquisition proposal providing for a transfer of control of at least 50% of the stock or assets of Baxalta, which Baxalta’s Board of Directors determines in good faith (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to Baxalta’s stockholders from a financial point of view than the merger and the other transactions contemplated by the merger agreement. Shire is subject to generally reciprocal “non-solicitation” obligations, except that Baxalta does not have similar rights to match a superior proposal received by Shire.

The merger agreement provides for certain termination rights for both Shire and Baxalta. Upon termination of the merger agreement under certain specified circumstances, Baxalta may be required to disburse to Shire a termination fee of $369 million and Shire may be required to pay the company a termination fee of $369 million. In addition, if the merger agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Baxalta, Baxalta may be required to reimburse Shire for transaction expenses up to $110 million (which expenses would be credited against any termination fee subsequently disbursed by Baxalta), and if the merger agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Shire, Shire may be required to reimburse Baxalta for transaction expenses up to $65 million (which expenses would be credited against any termination fee subsequently payable by Shire).

Shire and Baxalta each made certain representations, warranties and covenants in the merger agreement, including, among other things, covenants by Shire and Baxalta to conduct their businesses in the ordinary course during the period between the execution of the merger agreement and consummation of the merger.

Products

Baxalta’s business consists of a portfolio of products serving patient needs in a variety of ways. The section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baxalta” and the notes to the financial statements contained herein present certain financial information related to Baxalta’s products by reference to five categories of products—Hemophilia, Inhibitor Therapies, Immunoglobulin Therapies, BioTherapeutics and Oncology—that are further described below, together with selected details for products within each category.

Hemophilia. Baxalta is a market leader in hemophilia therapies, and expects to continue to build on that leadership position with new therapies for bleeding disorders. The Hemophilia category accounted for $2.8 billion, $3.0 billion and $2.8 billion, or 46%, 50% and 50%, of Baxalta’s sales in 2015, 2014 and 2013, respectively. Hemophilia products currently offered by Baxalta include:

•	ADVATE. ADVATE [Antihemophilic Factor (Recombinant)] is the world’s leading recombinant factor VIII (rFVIII) therapy. ADVATE is a recombinant antihemophilic factor indicated for use in adults and children with hemophilia A (congenital factor VIII deficiency or classic hemophilia) for control and prevention of bleeding episodes, perioperative management and routine prophylaxis to prevent or reduce the frequency of bleeding episodes.

•	ADYNOVATE. In November 2015, Baxalta received regulatory approval for ADYNOVATE in the United States. ADYNOVATE is an extended half-life rFVIII treatment for hemophilia A based on ADVATE. ADYNOVATE uses the same manufacturing process as ADVATE and adds a proven technology, PEGylation (a chemical process that prolongs the amount of time a compound remains in circulation, potentially allowing for fewer injections), which Baxalta has exclusively licensed from Nektar Therapeutics. The United States patent covering the composition of matter for this technology has a protected expiry date of 2024, subject to potential patent-term extension as applicable.

•	RECOMBINATE. RECOMBINATE [Antihemophilic Factor (Recombinant)], as with ADVATE, is a recombinant antihemophilic factor indicated for use in adults and children with hemophilia A for control and prevention of bleeding episodes, perioperative management and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. RECOMBINATE was Baxalta’s first recombinant therapy and was introduced in 1992.

•	HEMOFIL M. HEMOFIL M [Antihemophilic Factor (Human) Method M, Monoclonal Purified] is indicated in hemophilia A for the prevention and control of hemorrhagic episodes. Antihemophilic factor (AHF) is a protein found in normal plasma which is necessary for clot formation. The administration of HEMOFIL M provides an increase in plasma levels of AHF and can temporarily correct the coagulation defect of patients with hemophilia A.

•	IMMUNATE. Immunate is a highly purified, double virus inactivated, plasma derived Factor VIII/von Willebrand Factor complex concentrate, suitable for the treatment of hemophilia A and von Willebrand disease with FVIII deficiency.

•	IMMUNINE. Immunine Purified Factor IX Concentrate Virus–Inactivated is indicated for treatment and prophylaxis of bleeding episodes caused by congenital or acquired factor IX deficiency (hemophilia B, or Christmas disease, hemophilia B with factor IX inhibitors, and acquired factor IX deficiency due to spontaneous development of factor IX inhibitors).

•	RIXUBIS. RIXUBIS [Coagulation Factor IX (Recombinant)] was launched in the United States in 2013 for the treatment of hemophilia B. RIXUBIS is an injectable medicine used to replace clotting factor IX that is missing in people with hemophilia B.

•

PROTHROMPLEX TOTAL. PROTHROMPLEX TOTAL is a powder and solvent for solution for injection containing human prothrombin complex and is indicated in adults for the treatment and perioperative prophylaxis of bleeding in acquired deficiency of prothrombin complex coagulation factors, as well as for the treatment and perioperative prophylaxis of hemorrhages in congenital deficiency of vitamin K-dependent coagulation factors when purified specific coagulation factor concentrate is not available.

Inhibitor Therapies. The Inhibitor Therapies category accounted for $787 million, $744 million and $651 million, or 13%, 13% and 12% of Baxalta’s sales in 2015, 2014 and 2013, respectively. Baxalta’s current Inhibitor Therapies products are:

•	FEIBA. FEIBA [Anti-Inhibitor Coagulant Complex] is the company’s plasma-based inhibitor bypass therapy, and is a leading plasma-derived inhibitor management therapy. FEIBA is indicated for use in hemophilia A and hemophilia B patients with inhibitors for control of spontaneous bleeding episodes, to cover surgical interventions and routine prophylaxis to prevent or reduce the frequency of bleeding episodes.

•	OBIZUR. OBIZUR [Antihemophilic Factor (Recombinant), Porcine Sequence] is an acquired hemophilia A therapy that consists of a recombinant porcine factor VIII.

Immunoglobulin Therapies. Baxalta’s sales related to Immunoglobulin Therapies products were $1.8 billion, $1.7 billion and $1.6 billion, or 28%, 28% and 29% of Baxalta’s sales in 2015, 2014 and 2013, respectively. Immunoglobulin Therapies products currently offered by Baxalta include:

•	GAMMAGARD LIQUID / KIOVIG. GAMMAGARD LIQUID [Immune Globulin Intravenous (Human)] is the company’s liquid formulation of the antibody-replacement therapy immunoglobulin product. GAMMAGARD LIQUID is used to treat patients with primary immunodeficiency (PID). The most common types of PID result in an inability to make a very important type of protein called antibodies, which help the body fight off infections from bacteria or viruses. GAMMAGARD LIQUID is made from human plasma that is donated by healthy people and contains antibodies collected from these healthy people that replace the missing antibodies in PID patients. KIOVIG is the brand name used for GAMMAGARD LIQUID outside of the United States.

•	HYQVIA. HYQVIA [Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase] is a product consisting of human normal immunoglobulin (IG) and recombinant human hyaluronidase (licensed from Halozyme). The IG provides the therapeutic effect and the recombinant human hyaluronidase facilitates the dispersion and absorption of the IG administered subcutaneously, increasing its bioavailability. The IG is a 10% solution that is prepared from human plasma consisting of at least 98% immunoglobulin G, which contains a broad spectrum of antibodies. HYQVIA is the only subcutaneous IG treatment for PID patients with a dosing regimen requiring only one infusion up to once per month and one injection site per infusion to deliver a full therapeutic dose of IG. HYQVIA is approved in Europe for use by adults with PID syndromes and myeloma or chronic lymphocytic leukemia (CLL) with severe secondary hypogammaglobulinemia and recurrent infections, and in the United States for adults with PID.

•	GAMMAGARD S/D. GAMMAGARD S/D [Immune Globulin Intravenous (Human)] is indicated for the treatment of PID in patients two years old and older. GAMMAGARD S/D is also indicated for prevention of bacterial infections in hypogammaglobulinemia and/or recurrent bacterial infections associated with B-cell CLL, treatment of adult patients with chronic idiopathic thrombocytopenic purpura (ITP) to increase platelet count and to prevent and/or control bleeding, and prevention of coronary artery aneurysms associated with Kawasaki Syndrome in pediatric patients.

•	SUBCUVIA. Subcuvia [Human Normal Immunoglobulin] is a replacement therapy in adults and children with PID syndromes, as well as replacement therapy in myeloma and CLL with severe secondary hypogammaglobulinemia and recurrent infections, that is infused subcutaneously.

BioTherapeutics. Baxalta’s sales related to BioTherapeutics products were $684 million, $547 million and $502 million, or 11%, 9% and 9% of Baxalta’s sales in 2015, 2014 and 2013, respectively. BioTherapeutics products currently offered by Baxalta include:

•	FLEXBUMIN. Baxalta’s FLEXBUMIN [Albumin (Human)] products are indicated for hypovolemia, hypoalbuminemia due to general causes and burns, and for use during cardiopulmonary bypass surgery as a component of the pump prime, while FLEXBUMIN 25% is also indicated for hypoalbuminemia associated with adult respiratory distress syndrome (ARDS) and nephrosis, and hemolytic disease of the newborn (HDN). FLEXBUMIN is the first and only preparation of human albumin to be packaged in a flexible plastic container. The FLEXBUMIN flexible, shatterproof container offers important safety features for hospitals by eliminating risk of glass breakage and affords the ability to infuse without a vented administration set. The lighter weight and reduced space requirements for FLEXBUMIN compared to glass containers of equal volume make Baxalta’s FLEXBUMIN products more compatible with hospital inventory storage systems. FLEXBUMIN’s product portfolio includes multiple formulations with both 5% in a 250 mL solution and 25% in 50 and 100 mL solutions.

•	BUMINATE. Baxalta’s BUMINATE [Albumin (Human)] products are indicated for hypovolemia, hypoalbuminemia associated with general causes and burns, and use during or prior to cardiopulmonary bypass surgery as a component of the pump prime, while BUMINATE 25% is also indicated for hypoalbuminemia associated with ARDS and nephrosis, and HDN. Baxalta’s BUMINATE products offer the same high-quality human albumin as FLEXBUMIN, but packaged in glass bottles as BUMINATE in various concentrations and bottle sizes.

•	ARALAST NP. ARALAST NP is an alpha1-proteinase inhibitor (Alpha1-PI) indicated for chronic augmentation therapy in adults with clinically evident emphysema due to severe congenital deficiency of Alpha1-PI (alpha1-antitrypsin deficiency). ARALAST NP increases antigenic and functional (anti-neutrophil elastase capacity, ANEC) serum levels and antigenic lung epithelial lining fluid (ELF) levels of Alpha1-PI.

•	GLASSIA NP. GLASSIA NP is also an Alpha1-PI used for adults who have clinically evident emphysema due to severe congenital alpha-1 antitrypsin deficiency. GLASSIA is used to increase antigenic and functional (anti-neutrophil elastase capacity, or ANEC) serum levels and antigenic lung ELF levels of Alpha1-PI.

•	CEPROTIN. CEPROTIN is a protein C concentrate [(Human)] replacement therapy to increase protein C to levels that reduce symptoms by allowing the blood to clot normally. Protein C plays an important part in blood clotting by stopping the blood from clotting when enough clots have been produced. If not corrected, damage from too much clotting can cause death.

Oncology. Baxalta’s Oncology sales were $87 million in 2015 resulting from the company’s acquisition of the ONCASPAR (pegaspargase) leukemia product portfolio from Sigma-Tau Finanziaria S.p.A.

•	ONCASPAR. ONCASPAR is indicated as a component of a multi-agent chemotherapeutic regimen for the first-line treatment of patients with acute lymphoblastic leukemia (ALL) and for the treatment of patients with ALL and hypersensitivity to native forms of L-asparaginase. ONCASPAR is currently approved in the United States as a first line treatment and was recently approved more broadly in the EU for use as a combination therapy for the treatment of ALL in pediatric patients from birth to 18 years as well as adult patients.

Enhancements and Increased Access to Approved Products. Baxalta also works to expand treatment options for patients by seeking additional indications for and developing innovative enhancements to its existing product portfolio. Further, Baxalta often seeks to expand access to its products for patients geographically by seeking regulatory approvals for its products throughout the globe and developing innovative partnerships with foreign governments.

Building a Diversified Biopharmaceutical Pipeline

Baxalta is committed to developing a robust new product pipeline focused on new and innovative biopharmaceuticals that address unmet medical needs. This includes exploring new indications and emerging uses based on Baxalta’s current portfolio, as well as executing product enhancements designed to meet patient and provider needs. Baxalta’s internal development programs are augmented with a number of collaborations that leverage Baxalta’s proven expertise and extend the pipeline into new therapeutic areas.

Among the promising products, therapies and acquisitions in Baxalta’s pipeline are the following:

Hematology

VONVENDI. VONVENDI is a recombinant therapy providing a pure von Willebrand disease (VWD) factor with customized dosing. VWD is a genetic disorder that results in impaired clotting with limited other treatment options. The company received U.S. regulatory approval in December 2015 and anticipates the product will be broadly available in the United States in late 2016.

BAX 826. BAX 826 is an investigational, extended half-life rFVIII treatment targeting weekly dosing for hemophilia A patients. In November 2015, the company announced the submission of a clinical trial application to the UK Medicines and Healthcare Products Regulatory Agency to initiate a first-in-human clinical trial to evaluate the safety and efficacy of BAX 826 and, in March 2016, the company announced that it had commenced its Phase I clinical trial of BAX 826.

BAX 335 (Gene Therapy). BAX 335 is an investigational factor IX gene therapy treatment for hemophilia B. The AAV8 vector-based technology has the potential to re-define the concept of longer-acting therapy. A Phase I/II open-label clinical trial to assess the safety and optimal dosing schedule of BAX 335 is ongoing.

BAX 817. BAX 817 is a recombinant factor VIIa (rFVIIa) for the treatment of acute bleeding episodes in hemophilia A or B patients with inhibitors. In March 2015, the company announced positive results from its Phase III clinical trial evaluating the safety and efficacy of BAX 817.

Immunology

20% GAMMAGARD LIQUID SubQ. 20% GAMMAGARD LIQUID SubQ is a higher-potency immunoglobulin therapy offering patients faster infusions with less volume. Baxalta filed for approval in Europe in May 2015 and in the United States in September 2015.

HYQVIA. Baxalta is undertaking efforts to expand indications for HYQVIA, including for the treatment of chronic inflammatory demyelinating polyradiculoneuropathy (CIDP), a neurological disorder characterized by progressive weakness and impaired sensory function in the legs and arms. A Phase III clinical trial is underway.

SM101. In March 2015, Baxalta acquired SuppreMol GmbH (SuppreMol), a biopharmaceutical company based in Germany with an early-stage development portfolio of novel treatment options for autoimmune and allergic diseases, focusing on the modulation of Fc receptor signaling pathways, an immune target that could have broad applications in autoimmune disorders. SuppreMol’s pipeline includes lead candidate SM101, an investigational immunoregulatory treatment that has completed Phase IIa studies for systemic lupus erythematosus (SLE), a disorder in which the immune system attacks healthy tissue.

Oncology

ONCASPAR. In July 2015, Baxalta acquired the ONCASPAR (pegaspargase) product portfolio from Sigma-Tau Finanziaria S.p.A. Through the acquisition, Baxalta gained the investigational biologic calaspargase pegol that is in development for the treatment of ALL with an increased shelf life that is expected to reduce dosing frequency.

nal-IRI (MM-398). Baxalta has entered into an exclusive license and collaboration agreement with Merrimack Pharmaceuticals, Inc. (Merrimack) for the development and commercialization of nanoliposomal irinotecan injection, or nal-IRI (MM-398), an investigational drug candidate for the treatment of patients with metastatic pancreatic cancer previously treated with a gemcitabine-based therapy. For more information on this collaboration, refer to the section below entitled “Collaborations.”

BAX 069. BAX 069 is a monoclonal antibody with a novel mode of action for the treatment of solid tumors, targeting the oxidized form of cytokine macrophage migration inhibitor factor (oxMIF). BAX 069 is currently in Phase II clinical trials (colorectal cancer and malignant ascites).

Symphogen Collaboration. In late December 2015, Baxalta entered into a strategic immuno-oncology collaboration with Symphogen. Together, Baxalta and Symphogen expect to advance novel therapeutics against six checkpoint targets, with the first program expected to enter clinical studies in 2017. For more information on this collaboration, refer to the section below entitled “Collaborations.”

Biosimilars

With more than $70 billion in branded biologics going off patent between 2014 and 2021, biosimilars present an attractive growth opportunity for Baxalta. Baxalta’s biosimilar collaborations include the following:

BAX 2200. Baxalta has established a collaboration with Coherus Biosciences, Inc. (Coherus) to develop and commercialize BAX 2200, a biosimilar product candidate for ENBREL® (etanercept), indicated for the treatment of autoimmune deficiencies, in Europe, Canada, Brazil and other markets. This is Baxalta’s most advanced biosimilar, and, in January 2016, Baxalta announced that it had met its primary end point in its Phase III clinical trials for rheumatoid arthritis. There is also a Phase III clinical trial ongoing for psoriasis and, in early stage clinical trials, Coherus has demonstrated pharmacokinetic (PK) equivalence versus the innovator molecule.

BAX 923. Baxalta is collaborating with Momenta Pharmaceuticals, Inc. (Momenta) on the development and commercialization of BAX 923, a biosimilar product candidate for HUMIRA® (adalimumab). In December 2015, Baxalta announced that BAX923 met the primary endpoint in a study evaluating the pharmacokinetics of BAX923 compared to both U.S. and EU sourced HUMIRA® reference products in healthy volunteers. Separately, in October 2015 the company initiated a pivotal clinical trial for BAX923 in patients with chronic plaque psoriasis.

Research and Development Activities

Baxalta’s investment in R&D is essential to its future growth and its ability to remain competitive in the markets in which it participates. Accordingly, Baxalta continues to focus its investment in R&D programs to enhance future growth through clinical differentiation. Expenditures for Baxalta’s R&D activities were $1.2 billion in 2015, $820 million in 2014 and $595 million in 2013 and were $280 million during the first three months of 2016. These expenditures include costs associated with R&D activities performed at Baxter’s R&D centers as well as in-licensing, milestone and reimbursement payments made to partners for R&D work performed at non-Baxalta locations. Included in Baxalta’s R&D activities in 2015 were upfront and milestone payments to collaboration partners of $390 million.

Baxalta intends to develop and grow its product portfolio primarily through external innovation, including through acquisitions, asset purchases, in-licensing transactions, development, supply and distribution agreements and other strategic partnerships, which will be complimented by ongoing internal R&D efforts. Such arrangements with third parties often result in Baxalta making an upfront payment to its partners upon the initial execution of a collaboration or similar agreement and future contingent payments to Baxalta’s partners upon the achievement of development, regulatory, commercial or other milestones. These upfront payments and pre-regulatory approval milestone payments are expensed to R&D and may result in significant R&D charges in one period with no comparable charge or charges in another period. The timing and impact of these payments on the company’s results of operations and financial condition may be difficult to predict.

In 2014, Baxalta announced that the company entered into a long-term lease in Cambridge, Massachusetts, for a facility that now serves as the company’s global innovation center, and as the headquarters for Research & Development, Oncology, Biosimilars and Business Development. Also in 2014, Baxalta entered into a strategic partnership with Quintiles, a leading global provider of biopharmaceutical development and commercial outsourcing services, pursuant to which Quintiles assumed responsibility for certain routine clinical development activities for Baxalta and provides strategic input to certain R&D programs. Baxalta will maintain the leadership, management and accountability roles for its R&D programs, as well as operational responsibility for its early stage and non-clinical research.

For more information on the company’s R&D activities, refer to the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baxalta—Executive Summary—Research and Development and External Innovation.”

Collaborations

Baxalta has entered into several significant collaborations, alliances and other business development transactions to support its growth, including:

•	Merrimack Collaboration. In September 2014, Baxalta entered into an exclusive license and collaboration agreement with Merrimack for the development and commercialization of nal-IRI (MM-398), an investigational drug candidate for the treatment of patients with metastatic pancreatic cancer previously treated with a gemcitabine-based therapy, for all potential indications outside the United States and Taiwan. A Phase III trial has been completed, and Baxalta filed for approval for second-line pancreatic cancer in the EU in May 2015. In October 2015, Merrimack received regulatory approval for nal-IRI in the United States and Taiwan.

•	Coherus Collaboration. Baxalta has established a collaboration with Coherus to develop and commercialize BAX 2200, a biosimilar product candidate for ENBREL® (etanercept), indicated for the treatment of autoimmune deficiencies, in Europe, Canada, Brazil and other markets.

•	Momenta Collaboration. Baxalta is collaborating with Momenta on the development and commercialization of adalimumab (BAX 923), a biosimilar product candidate for HUMIRA®, which is currently in early-stage development.

•	Symphogen Collaboration. In late December 2015, Baxalta entered into a strategic immuno-oncology collaboration with Symphogen, a private biopharmaceutical company developing recombinant antibodies and antibody mixtures. Together, Baxalta and Symphogen expect to advance novel therapeutics against six checkpoint targets, with the first program expected to enter clinical studies in 2017. On a product-by-product basis, following successful completion of Phase I clinical trials, Baxalta will have exclusive option rights to complete late-stage development and worldwide commercialization.

For more information about Baxalta’s collaborations, alliances and other significant business development transactions, refer to the discussion in Note 5 to the audited consolidated and combined financial statements and Note 4 to the unaudited condensed consolidated and combined financial statements contained in this prospectus.

Quality Management

Baxalta’s success depends upon the quality of its products. Quality management plays an essential role in meeting customer requirements, preventing defects, facilitating continuous improvement of the company’s products, processes and services, and assuring the safety and efficacy of the company’s products. Baxalta has one quality system deployed globally that enables the design, development, manufacturing, packaging, sterilization, handling, distribution and labeling of the company’s products to ensure they conform to customer requirements. In order to continually improve the effectiveness and efficiency of the quality system, various measurements, monitoring and analysis methods such as management reviews and internal, external and vendor audits are employed at local and central levels.

Each product that Baxalta markets is required to meet specific quality standards, both in packaging and in product integrity and quality. If any product is determined to be compromised at any time, Baxalta endeavors to take all corrective and preventive actions necessary to ensure compliance with regulatory requirements and to meet customer expectations.

Intellectual Property

Patents and other proprietary rights are essential to Baxalta’s business. Baxalta relies on patents, trademarks, copyrights, trade secrets, know-how and confidentiality agreements to develop, maintain and strengthen its competitive position. Baxalta owns a number of patents and trademarks throughout the world and has entered into license arrangements relating to various third-party patents and technologies. Products manufactured by Baxalta are sold primarily under its own trademarks and trade names. Some products distributed by the company are sold under the company’s trade names, while others are sold under trade names owned by its suppliers or partners. Trade secret protection of unpatented confidential and proprietary information is also important to Baxalta. The company maintains certain details about its products, processes and technology as trade secrets and generally requires employees, consultants, parties to collaboration agreements and other business partners to enter into confidentiality agreements. These agreements may be breached and Baxalta may not have adequate remedies for any breach. In addition, Baxalta’s trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Baxalta’s employees, consultants, parties to collaboration agreements and other business partners use intellectual property owned by others in their work for the company, disputes may arise as to the rights in related or resulting know-how and inventions.

Biologics are entitled to exclusivity under the Biologics Price Competition and Innovation Act (BPCIA), which was passed on March 23, 2010 as Title VII to the Patient Protection and Affordable Care Act (PPACA). The BPCIA provides a pathway for approval of biosimilars following the expiration of 12 years of exclusivity for the innovator biologic and a potential additional 180 day-extension term for conducting pediatric studies. The BPCIA also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity and enforceability prior to the approval of the biosimilar. The BPCIA does not, however, change the duration of patents granted on biologic products. For more information regarding governmental regulation of biosimilars, refer to the section below entitled “Regulation.”

Baxalta’s policy is to protect its products and technology through patents, and the maintenance of trade secrets and trademarks on a worldwide basis. This protection is sought in a manner that balances the cost of such protection against obtaining the greatest value for the company. Baxalta also recognizes the need to promote the enforcement of its intellectual property and takes commercially reasonable steps to enforce its intellectual property around the world against potential infringers, including judicial or administrative action where appropriate.

Baxalta operates in an industry susceptible to significant patent litigation. At any given time, the company is involved as either a plaintiff or defendant in a number of patent infringement and other intellectual property-related actions. Such litigation can result in significant royalty or other payments or result in injunctions that can prevent the sale of products.

Regulation

The operations of Baxalta and many of the products it manufactures or sells are subject to extensive regulation by numerous government agencies, both within and outside of the United States. The U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), the China Food and Drug Administration (CFDA) and other government agencies both inside and outside of the United States regulate the testing, safety, effectiveness, manufacturing, labeling, promotion and advertising, distribution and post-market surveillance of Baxalta’s products. The company must obtain specific approval from FDA and non-U.S. regulatory authorities before it can market and sell most of its products in a particular country.

In the United States, Baxalta’s products often undergo a three phase clinical testing program, with the results of preclinical and clinical trials submitted to FDA in the form of either a Biologics License Application (BLA) for biologic products or a New Drug Application (NDA) for non-biologic products. Most non-U.S. jurisdictions where Baxalta markets its products have product approval and post-approval regulatory processes that are similar in principle to those in the United States. In Europe, for example, there are several tracks for marketing approval, depending on the type of product for which approval is sought. Under the centralized procedure in Europe, a company submits a single application to the EMA that is similar to the BLA or NDA, as applicable, in the United States. A marketing application approved by the European Commission (EC) is valid in all member states. In addition to the centralized procedure, Europe also has various other methods for submitting applications and receiving approvals. Regardless of the approval process employed, various parties share responsibilities for the monitoring, detection and evaluation of adverse events post-approval, including national authorities, the EMA, the EC and the marketing authorization holder. In some regions, it is possible to receive an “accelerated” review whereby the national regulatory authority will commit to truncated review timelines for products that meet specific medical needs.

The complex nature of biologics, including biosimilar formulations of reference biologic products, has warranted the creation of biosimilar regulatory approval pathways with strict, science-based approval standards that take into account patient safety considerations. These biosimilar approval pathways are considered to be more abbreviated than for new biologics, although they are significantly different from the abbreviated approval pathways available for “generic drugs” (small-molecule drugs that are the same as, and bioequivalent to, an already-approved small molecule drug). The European Union has created a pathway for the approval of biosimilars, and has published guidance for approval of certain biosimilar products. In the U.S., the BPCIA was passed in 2010 and authorized FDA to approve biosimilars, but the U.S. approval pathway for biosimilar applications remains relatively untested and is subject to ongoing guidance from FDA. While mature pathways for regulatory approval of generic drugs and healthcare systems exist around the globe that support and promote the substitutability of generic drugs, the approval pathways for biosimilar products remain in various stages of development, as do private and public initiatives or actions supporting the substitutability of biosimilar products. Thus, the extent to which biosimilars will be viewed as readily substitutable, and in practice readily substituted, for the reference biologic product is still being determined.

The BPCIA establishes a period of 12 years of data exclusivity for reference biologic products in order to preserve incentives for future innovation. Under this framework, FDA cannot make a product approval effective for any biosimilar application until at least 12 years after the reference product’s date of first licensure.

Additionally, any changes to current products may be subject to vigorous regulatory review, including multiple submissions to the applicable authority, and approvals are not certain. Even after the company obtains regulatory approval to market a product, the product and the company’s manufacturing processes and quality systems are subject to continued review by FDA and other regulatory authorities globally. State agencies in the United States also regulate the facilities, operations, employees, products and services of the company within their respective states. The company and its facilities are subject to periodic inspections and possible administrative and legal actions by FDA and other regulatory agencies inside and outside of the United States. Such actions may include warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. As situations require, the company takes steps to ensure safety and efficacy of its products, such as removing products found not to meet applicable requirements from the market and improving the effectiveness of quality systems.

Baxalta and its products are also subject to various other regulatory regimes both inside and outside the United States. In the United States alone, the company is subject to the oversight of FDA, the Office of the Inspector General within the Department of Health and Human Services (OIG), the Center for Medicare/Medicaid Services (CMS), the Department of Justice (DOJ), the Environmental Protection Agency, the Department of Defense and Customs and Border Protection, in addition to others. The company supplies products and services to healthcare providers that are reimbursed by federally funded programs such as Medicare. As a result, the company’s activities are subject to regulation by CMS and enforcement by OIG and DOJ. In jurisdictions outside of the United States, the company’s activities are subject to regulation by government agencies including the EMA in Europe, CFDA in China and other agencies in other jurisdictions. Many of the agencies enforcing these laws have increased their enforcement activities with respect to healthcare companies in recent years. These actions appear to be part of a general trend toward increased enforcement activity globally.

The sales, marketing and pricing of products and relationships that pharmaceutical companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies. Compliance with the Anti-Kickback Statute, False Claims Act, Federal Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion and production of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws, is under increased focus by the agencies charged with overseeing such activities, including FDA, OIG, DOJ and the Federal Trade Commission. Anti-kickback laws make it illegal to solicit, offer, receive or pay any remuneration in exchange for or to induce the referral of business, including the purchase or prescription of a particular drug that is reimbursed by a state or federal program. False claims laws prohibit knowingly and willingly presenting, or causing to be presented for payment to third-party payors (including Medicare and Medicaid) any claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Violations of fraud and abuse laws may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid).

DOJ and the Securities and Exchange Commission (SEC) have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies. The FCPA and similar anti-bribery laws generally prohibit companies and their employees, contractors or agents from making improper payments to government officials for the purpose of obtaining or retaining business. Healthcare professionals in many countries are employed by the government and consequently may be considered government officials. Foreign governments have also increased their scrutiny of pharmaceutical companies’ sales and marketing activities and relationships with healthcare providers and competitive practices generally.

FDA regulates all advertising and promotion activities and communications for products under its jurisdiction both before and after approval. A company can make only those claims relating to safety and efficacy that are approved by FDA. Healthcare providers are permitted to prescribe drugs for “off-label” uses—that is, uses not approved by FDA and therefore not described in the drug’s labeling—because FDA does not regulate the practice of medicine. However, FDA regulations impose stringent restrictions on manufacturers’ communications regarding off-label uses. Broadly speaking, a manufacturer may not promote a drug for off-label use, but may engage in non-promotional, balanced communication regarding off-label use under certain conditions. Failure to comply with applicable FDA requirements and restrictions in this area may subject a company to adverse publicity and enforcement action by FDA, DOJ, OIG and the Department of Health and Human Services, as well as state authorities. Noncompliance could subject a company to a range of penalties that could have a significant commercial and financial impact, including civil and criminal fines and the imposition of agreements that materially restrict the manner in which a company promotes or distributes its products.

Ethics and Compliance

In order to maintain compliance with applicable laws and regulations, Baxalta has established a comprehensive global ethics and compliance program. The program is intended to prevent, detect and mitigate risk across the organization and throughout the lifecycle of Baxalta’s products. Baxalta’s program starts with a culture and expectation of compliance at all levels of the organization. It also includes, among other things, resources to address compliance globally; formal compliance governance; mechanisms to intake questions and concerns; policies, processes and procedures; communications; training; various forms of risk-based auditing and monitoring; review of alleged misconduct; and, when necessary, disciplinary action for failure to comply. All of these actions are intended to protect Baxalta from conduct by individual employees and agents that may be in violation of legal and regulatory requirements and the company’s compliance expectations.

Compliance with applicable laws and regulations is costly and materially affects Baxalta’s business. Baxalta expects that compliance with laws and regulations around the globe will increasingly require significant technical expertise and capital investment. Healthcare regulations substantially increase the time, difficulty and costs incurred in obtaining approval to market and promote products, and Baxalta’s failure to meet its compliance obligations may result in regulatory and enforcement actions, the seizure or recall of products, the suspension or revocation of the authority necessary for product production and sale, and other civil or criminal sanctions, including fines and penalties. The company expects to continuously devote substantial resources to proactively maintain, administer and expand its compliance program globally.

Sales, Marketing and Distribution Capabilities

Baxalta has its own direct sales force and also makes sales to and through independent distributors, drug wholesalers acting as sales agents and specialty pharmacy or other alternate site providers. The company reviews its sales channels from time to time, and will make changes in its sales and distribution model as the company believes necessary to best implement the company’s business plan and strategies. Managed care providers (for example, health maintenance organizations), hospitals and state and federal government agencies are also important customers.

In the United States, third parties warehouse and ship a significant portion of the company’s products through their distribution centers. These centers are generally stocked with adequate inventories to facilitate prompt customer service. Sales and distribution methods include frequent contact by sales and customer service representatives, automated communications via various electronic purchasing systems, circulation of catalogs and merchandising bulletins, direct-mail campaigns, trade publication presence and advertising.

International sales are made and products are distributed on a direct basis or through independent distributors or sales agents in approximately 100 countries. In many international locations, including much of Europe, Latin America, Asia and Australia, for example, the government purchases products through public tenders or collective purchasing.

International Operations

A significant portion of the company’s revenues are generated outside of the United States and geographic expansion remains a core component of the company’s strategy. Baxalta’s international presence includes operations in Europe (including Eastern and Central Europe), the Middle East, Africa, Asia-Pacific, Latin America and Canada. The company is subject to certain risks inherent in conducting business outside of the United States. See “Risk Factors—Risks Related to Baxalta’s Business—Baxalta is subject to risks associated with doing business globally” and “Risk Factors—Risks Related to Baxalta’s Business—Changes in foreign currency exchange rates and interest rates could have a material adverse effect on Baxalta’s operating results and liquidity.”

For financial information about foreign and domestic operations and geographic information, refer to the discussion in Note 19 to the audited consolidated and combined financial statements contained in this prospectus. For more information regarding foreign currency exchange risk, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baxalta—Quantitative and Qualitative Disclosures About Market Risk—Currency Risk.”

Third Party Agreements

Baxalta has agreements with third parties for process development, analytical services and manufacturing of certain products. Baxalta procures certain products and services from a limited number of suppliers and, in some cases, a single supply source. Baxalta also has certain agreements with Baxter entered into at the time of Baxalta’s separation from Baxter, including as described in the section of this prospectus entitled “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter—Manufacturing and Supply Agreement.”

Sources and Availability of Raw Materials

Baxalta purchases, in the ordinary course of business, raw materials and supplies essential to its operations from numerous suppliers around the world, including in the United States. While efforts are made to diversify Baxalta’s source of components and materials, in certain instances Baxalta acquires components and materials from a sole supplier.

Human plasma is a critical raw material in Baxalta’s business. The company believes that its ability to internally and externally source plasma represents a distinctive and flexible infrastructure, which provides the company a unique capability with respect to the consistent delivery of high quality plasma-based products. Baxalta owns and operates plasma collection facilities in the United States and Austria through its wholly owned subsidiary BioLife Plasma Services L.P. (BioLife). BioLife operates and maintains more than 80 state-of-the-art plasma collection facilities in 24 states throughout the United States and at seven locations in Austria. Baxalta also maintains relationships with other plasma suppliers to ensure that it retains the flexibility to meet market demand for its plasma-based therapies, including through its 10-year contract manufacturing agreement with Sanquin Blood Supply Foundation of the Netherlands.

There have been no recent significant availability problems or supply shortages with respect to raw materials.

For additional information regarding sources and availability of raw materials, refer to the section of this prospectus entitled “Risk Factors—Risks Related to Baxalta’s Business—If Baxalta is unable to obtain sufficient components or raw materials on a timely basis or if it experiences other manufacturing or supply difficulties, its business may be adversely affected.”

Competition and Healthcare Cost Containment

Baxalta enjoys leading positions based on a number of competitive advantages. The Baxalta business benefits from continued innovation in its products and therapies, consistency of its supply of products, strong customer relationships and the technological advantages of its products.

Baxalta faces substantial competition from pharmaceutical, biotechnology and other companies of all sizes, in the United States and internationally, and such competitors continue to expand their manufacturing capacity and sales and marketing channels. Competition is primarily focused on cost-effectiveness, price, service, product effectiveness and quality, patient convenience and technological innovation. There has been increasing consolidation in the company’s customer base, which continues to result in pricing and market pressures.

The principal sources of competition for Baxalta’s principal products globally are as follows:

•	ADVATE: Xyntha®/ReFacto AF® (Pfizer and Swedish Orphan Biovitrum); Kogenate® (Bayer); Helixate® (CSL Behring); Eloctate® (Biogen Idec); NovoEight® (Novo Nordisk); and Nuwiq® (Octapharma).

•	FEIBA: NovoSeven®/NovoSeven RT® (Novo Nordisk); Coagil VII® (Pharmstandard); and Facteur VII-LFB® (LFB Group).

•	GAMMAGARD LIQUID: Privigen®/Hizentra®/Carimune NF® (CSL Behring); Flebogamma DIF®/Gamunex-C® (Grifols); Octagam®/Octagam 10®/Gammanorm® (Octapharma); Ig Vena®/Gammaked® (Kedrion); and Intratect 10%®/Intratect, Intraglobin F®/Bivigam® (Biotest).

Additionally, for each of the principal products listed above, there are additional competitive products or alternative therapy regimens available on a more limited geographic basis throughout the world.

In March 2010, the PPACA was enacted in the United States, and implemented a number of changes in how companies are compensated for providing healthcare products and services. The PPACA includes several provisions which impact the company’s businesses in the United States, including a tax on the sales of its pharmaceutical products to the government, increased Medicaid rebates and an expansion of the 340B Drug Pricing Program which provides certain qualified entities, such as hospitals serving disadvantaged populations, with discounts on the purchase of drugs for outpatient use and an excise tax on the sale of certain drugs and medical devices.

For additional information regarding competition and healthcare cost containment, refer to the discussion of such matters in the “Risk Factors” section, including the following:

•	“Risks Related to Baxalta’s Business—Baxalta’s products face substantial competition in the product markets in which it operates.”

•	“Risks Related to Baxalta’s Business—If reimbursement or other payment for Baxalta’s current or future products is reduced or modified in the United States or abroad, including through the implementation of government-sponsored healthcare reform or other similar actions, cost containment measures, or changes to policies with respect to pricing, taxation or rebates, then Baxalta’s business could suffer.”

•	“Risks Related to Baxalta’s Business—Baxalta faces competition in the development of relationships with research, academic and governmental institutions.”

Employees

Baxalta employed approximately 17,000 persons as of December 31, 2015. Outside of the United States, some of Baxalta’s employees are represented by unions or works councils. Baxalta believes that it has good relations with its employees and their unions and works councils.

Environmental Matters

Environmental policies of the company require compliance with all applicable environmental regulations and contemplate, among other things, appropriate capital expenditures for environmental protection.

Divestitures and Discontinued Operations

In July 2014, the company entered into an agreement to sell its commercial vaccines business and committed to a plan to divest the remainder of its vaccines business, which included certain R&D programs. In December 2014, the company completed the sale of the commercial vaccines business and in August 2015, completed the divestiture of certain vaccines-related R&D programs. As a result of the divestitures, the operations and cash flows of the vaccines business have been eliminated from the ongoing operations of the company. In addition, the company will not have significant continuing involvement or cash flows from the operations associated with the vaccines business.

MANAGEMENT

Executive Officers

The following table sets forth information regarding individuals serving as Baxalta’s executive officers.

Name	Age	Title
Ludwig N. Hantson, Ph.D.	53	President and Chief Executive Officer
Robert J. Hombach	50	Executive Vice President, Chief Financial Officer and Chief Operations Officer
Peter G. Edwards	54	Executive Vice President and General Counsel
John Glasspool	54	Executive Vice President and Head of Corporate Strategy and Customer Operations
Brian Goff	47	Executive Vice President and President, Hematology
Anne-Marie Law	49	Executive Vice President and Head of Human Resources
Jacopo Leonardi	44	Executive Vice President and President, Immunology
David D. Meek	52	Executive Vice President and President, Oncology
John J. Orloff, M.D.	58	Executive Vice President, Head of Research & Development and Chief Scientific Officer
Dagmar Rosa-Björkeson	52	Executive Vice President and President, Biosimilars
Patrice Zagame, M.D.	55	Executive Vice President and President, Intercontinental

Ludwig N. Hantson, Ph.D. serves as the President and Chief Executive Officer of Baxalta. Prior to joining Baxalta, he served as Baxter’s Corporate Vice President and President, BioScience, having served in that capacity from October 2010 until the separation. Dr. Hantson joined Baxter in May 2010 as Corporate Vice President and President, International. From 2001 to May 2010, Dr. Hantson held various positions at Novartis Pharmaceuticals Corporation, the most recent of which was Chief Executive Officer, Pharma North America. Prior to Novartis, he spent 13 years with Johnson & Johnson in roles of increasing responsibility in marketing and clinical research and development.

Robert J. Hombach serves as the Executive Vice President, Chief Financial Officer and Chief Operations Officer of Baxalta. He served as Corporate Vice President and Chief Financial Officer of Baxter from July 2010 until the separation. From February 2007 to March 2011, Mr. Hombach also served as Treasurer of Baxter and from December 2004 to February 2007, he was Vice President of Finance, Europe for Baxter. Prior to that, Mr. Hombach served in a number of finance positions of increasing responsibility in the planning, manufacturing, operations and treasury areas at Baxter.

Peter G. Edwards serves as the Executive Vice President and General Counsel of Baxalta. Prior to joining Baxalta in June 2015, Mr. Edwards served as Senior Vice President of Mallinckrodt plc, a position he held since June 2013. Mr. Edwards served as Vice President and General Counsel of Covidien’s Pharmaceuticals business from May 2010 until June 2013, when Mallinckrodt became an independent public company. Prior to Covidien, he served as Executive Vice President and General Counsel for the Solvay Group in Brussels, Belgium from June 2007 until April 2010 and previous to that, held positions of increasing responsibility with Eli Lilly and Company.

John Glasspool serves as Executive Vice President and Head of Corporate Strategy and Customer Operations for Baxalta. Mr. Glasspool has more than 20 years of industry experience. He served as Baxter’s Vice President, New Therapies and Market Developments from 2012 until the separation. Mr. Glasspool had previously spent approximately 10 years with Novartis Pharmaceuticals, where he served in several Senior Vice President and Vice President positions, including Head of Region/Europe, Vaccines and Diagnosis and Head of Pricing, Market Access and Commercial Operations. Mr. Glasspool previously held key positions in market and sales for Johnson & Johnson and Scotia Pharmaceuticals.

Brian Goff serves as Executive Vice President and President, Hematology for Baxalta. Mr. Goff has more than 20 years of industry experience. He served as Baxter’s Global Franchise Head for Hemophilia from 2012 until the separation. Prior to joining Baxter, Mr. Goff was the Vice President and Head of the Primary Care Business Unit for Novartis Pharmaceuticals and had served in other key leadership positions at Novartis since 2005, including global brand leadership in Basel, Switzerland. Before joining Novartis in 2005, he worked for 14 years in key positions in sales and product management in the pharmaceutical division of Johnson & Johnson.

Anne-Marie Law serves as Executive Vice President and Head of Human Resources for Baxalta. Ms. Law has more than 25 years of human resources experience. From 2009 until joining Baxalta in 2015, Ms. Law served in various senior positions at McKesson Corporation, including most recently as Senior Vice President, Human Resources McKesson Specialty Health/US Oncology since 2011. Ms. Law also served as Senior Vice President, Global Human Resources of VeriSign, Inc. from 2007 to 2009. Prior to joining VeriSign, Ms. Law spent approximately eight years in human resources leadership positions with Xilinx, Inc.

Jacopo Leonardi serves as Executive Vice President and President, Immunology for Baxalta. Mr. Leonardi has 20 years of industry experience. He served as Baxter’s Region Head, North America Hematology Division in 2015 until the separation. From 2014 until 2015, he was General Manager, U.S. Hemophilia for Baxter, and prior to that he served in senior sales and marketing roles since 2009 for Baxter’s Hemophilia and U.S. BioTherapeutics businesses. Mr. Leonardi served in various roles at Eli Lilly and Johnson & Johnson from 1996 to 2009, including 10 years in senior marketing and other leadership roles.

David D. Meek serves as Executive Vice President and President, Oncology for Baxalta. Mr. Meek has more than 25 years of industry experience. He has served as Baxter’s Vice President, Global Head of Oncology from July 2014 until the separation. Mr. Meek served as Chief Commercial Officer of Endocyte, Inc., a public biopharmaceuticals company, from 2012 to 2014. Mr. Meek previously spent approximately seven years with Novartis Pharmaceuticals, where he served in several executive leadership positions, including Region Head, Novartis Oncology, Europe and President and CEO of Novartis, Canada. Prior to joining Novartis, Mr. Meek spent approximately 15 years with Johnson & Johnson, where he served in various commercial executive leadership roles.

John J. Orloff, M.D. serves as Executive Vice President, Head of Research & Development and Chief Scientific Officer for Baxalta. Dr. Orloff has more than 30 years of industry and clinical experience, and, prior to joining Baxter in 2014 as Vice President, R&D in Bioscience, Dr. Orloff served as the Global Head of Clinical Development at Merck Serono Pharmaceuticals since 2014. He previously spent approximately 10 years with Novartis Pharmaceuticals, where he served in several Senior Vice President and Vice President positions, including Chief Medical Officer, Head of U.S. Medical and Regulatory Affairs and Global Head of Regulatory Strategy for Drug Regulatory Affairs. Prior to Novartis, Dr. Orloff spent 6 years in leadership roles at Merck Research Laboratories and 7 years on the faculty of the Yale University School of Medicine.

Dagmar Rosa-Björkeson serves as Executive Vice President and President, Biosimilars. Ms. Rosa-Björkeson has more than 20 years of industry experience, and, prior to joining Baxter as its biosimilars program leader in 2014, she served in multiple capacities at Novartis Pharmaceuticals over 17 years where she was most recently Vice President, Head of Multiple Sclerosis. Previously she held other Vice President positions at Novartis, including having served as Country Head for Sweden and in leadership roles focused on sales and branding. Before her time at Novartis, she held sales oriented roles with Forest Pharmaceutical, Ferguson Advertising and Hoechst-Roussell Pharmaceuticals.

Patrice Zagame, M.D. serves as Executive Vice President and President, Intercontinental for Baxalta. Dr. Zagame has more than 25 years of industry experience, and, prior to joining Baxter in 2014, Dr. Zagame was Country Head for Brazil at Sanofi, a position he held since 2013. He was employed by Novartis Pharmaceuticals since 1996, where he served as a country head in several other emerging and developed markets, including

France, Venezuela and Argentina, as well as serving terms as Head of Pharma Division, Regional Marketing Director and Integration Officer. Prior to his time at Novartis, Dr. Zagame held management and sales positions at Glaxo-Wellcome and Rhone-Poulenc.

All executive officers hold office until the next annual election of officers and until their respective successors are elected and qualified.

Board of Directors

The following table sets forth information with respect to those persons who serve on Baxalta’s Board of Directors, including Dr. Hantson, whose biographical information is included in the section of this prospectus entitled “—Executive Officers.” Each person listed below was appointed to Baxalta’s Board of Directors prior to, or on the date of, the separation other than Dr. Ferrante and Dr. Nader who were appointed effective July 27, 2015.

Name	Age	Title
Wayne T. Hockmeyer, Ph.D.	71	Chairman
Blake E. Devitt	69	Director
Karen J. Ferrante, M.D.	58	Director
John D. Forsyth	68	Director
Gail D. Fosler	68	Director
James R. Gavin III, M.D., Ph.D.	70	Director
Ludwig N. Hantson, Ph.D.	53	Director, President and Chief Executive Officer
François Nader, M.D.	60	Director
Albert P.L. Stroucken	68	Director

Wayne T. Hockmeyer, Ph.D. serves as Chairman of Baxalta’s Board of Directors. Dr. Hockmeyer founded MedImmune, Inc., a healthcare company focused on infectious diseases, cancer and inflammatory diseases, and served as Chairman and/or Chief Executive Officer of MedImmune from 1988 to 2007. Prior to that, he was vice president of laboratory research and product development at Praxis Biologics Inc. and chief of the Department of Immunology at Walter Reed Army Institute of Research. Dr. Hockmeyer serves as a director of GenVec Inc. and previously served as a director of Baxter International Inc., MedImmune, Inc., Middlebrook Pharmaceuticals, Inc. and Idenix Pharmaceuticals Inc.

Blake E. Devitt retired in 2004 from the public accounting firm of Ernst & Young LLP. During his 33-year career at Ernst & Young, Mr. Devitt held several positions, including Senior Audit Partner and Director, Pharmaceutical and Medical Device Industry Practice, from 1994 to 2004. Mr. Devitt previously served as a director of Baxter International Inc.

Karen J. Ferrante, M.D. has served as chief medical officer and head of R&D at Tokai Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing proprietary therapies for the treatment of prostate cancer and other hormonally-driven diseases, since April 2014. Prior to Tokai, Dr. Ferrante spent six years, 2007 to 2013, at Takeda Pharmaceutical Company and Millennium: The Takeda Oncology Company, serving most recently as head of Takeda’s Oncology Therapeutic Area. Prior to Millennium, Dr. Ferrante spent eight years, 1999 to 2007, in Global Research and Development at Pfizer and was appointed vice president of Global Research and Development and therapeutic area clinical leader in Oncology Development in 2007. Dr. Ferrante began her pharmaceutical career in 1995 at Bristol-Myers Squibb as associate director of Clinical Oncology, focusing on drug development and team leadership.

John D. Forsyth has served as Chairman of Wellmark Blue Cross Blue Shield, a healthcare insurance provider for residents of Iowa and South Dakota, since 2000 and Chief Executive Officer since 1996. Prior to that, he spent 26 years at the University of Michigan, holding various positions, including President and Chief Executive Officer of the University of Michigan Health System. Mr. Forsyth serves as a director of Baxter International Inc.

Gail D. Fosler is President of The GailFosler Group LLC, a strategic advisory service for global business leaders and public policy makers that she has led since 2010. Prior to that, she spent more than 20 years at The Conference Board, a global research and business membership organization, where she held several positions including President, Executive Vice President and Chief Economist. Ms. Fosler previously served as a director of Baxter International Inc. and Caterpillar Inc.

James R. Gavin III, M.D., Ph.D. is Chief Executive Officer and Chief Medical Officer of Healing Our Village, Inc., a healthcare corporation that specializes in targeted advocacy, training, education, disease management and outreach for primary health care professionals and minority communities, having previously served as Executive Vice President for Clinical Affairs at Healing Our Village from 2005 to 2007. Dr. Gavin is also Clinical Professor of Medicine and Senior Advisor of Health Affairs at Emory University, a position he has held since 2005, and Clinical Professor of Medicine at the Indiana University School of Medicine in Indianapolis, a position he has held since 2008. From 2002 to 2005, Dr. Gavin was President of the Morehouse School of Medicine and from 1991 to 2002, he was Senior Science Officer at Howard Hughes Medical Institute, a nonprofit medical research organization. Dr. Gavin serves as a director of Baxter International Inc. and previously served as a director of Amylin Pharmaceuticals, Inc. and Nuvelo Inc.

François Nader, M.D. served as the president and chief executive officer of NPS Pharmaceuticals, Inc., a company that specializes in drugs for rare diseases, from 2008 to 2015, and previously served as chief operating officer in 2007 and chief medical and commercial officer in 2006. Before NPS, Dr. Nader was a venture partner at Care Capital. Prior to that, he served on the North America Leadership Team of Aventis and its predecessor companies holding a number of executive positions in the U.S. and Canada, including senior vice president, U.S. integrated healthcare markets and North America medical and regulatory affairs. Previously, he led the global commercial operations at the Pasteur Vaccines division of Rhone-Poulenc. Mr. Nader also serves as Chairman of Acceleron Pharma Inc. He previously served as Executive Director at NPS and director at Trevena, Inc.

Albert P.L. Stroucken has served as Chairman of the Board of Owens-Illinois, Inc., a glass packaging company, since 2006. From 2006 until December 2015, he served as President and Chief Executive Officer of Owens-Illinois, Inc. From 1998 to 2006, Mr. Stroucken served as President and Chief Executive Officer of H.B. Fuller Company, a manufacturer of adhesives, sealants, coatings, paints and other specialty chemicals. Mr. Stroucken served as Chairman of the Board of H.B. Fuller Company from 1999 to 2006. From 1997 to 1998, he was General Manager of the Inorganics Division of Bayer AG. From 1992 to 1997, Mr. Stroucken was Executive Vice President and President of the Industrial Chemicals Division of Bayer Corporation. Mr. Stroucken also serves as a director of Baxter International Inc.

Baxalta’s Board of Directors is divided into three approximately equal classes. The term of the first class of directors will expire on the date of the 2016 annual meeting of shareholders, the term of the second class of directors will expire on the date of the 2017 annual meeting of shareholders, and the term of the third class of directors will expire on the date of the 2018 annual meeting of shareholders. The first class is comprised of Mr. Devitt, Dr. Nader and Ms. Fosler; the second class is comprised of Mr. Forsyth, Dr. Gavin and Mr. Stroucken; and the third class is comprised of Dr. Hockmeyer, Dr. Hantson and Dr. Ferrante. Commencing with the 2016 annual meeting of shareholders, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

In light of the pending merger, Baxalta has cancelled its 2016 annual meeting of shareholders scheduled for May 10, 2016, and does not intend to hold the 2016 annual meeting of shareholders if the merger is completed in 2016. If the merger agreement is terminated or the proposal to adopt the merger agreement is not approved by Baxalta shareholders at the Baxalta special meeting that the company intends to hold on May 27, 2016, Baxalta intends to call an annual meeting of shareholders.

Committees of the Board of Directors

Baxalta’s Board of Directors (the Board of Directors) has the following standing committees: Audit Committee, Compensation Committee, Corporate Governance Committee and Quality and Compliance Committee. Each committee consists solely of independent directors and is governed by a written charter. All such committee charters are available on Baxalta’s website at www.baxalta.com.

Audit Committee. The Audit Committee is comprised of Mr. Devitt (Chair), Ms. Fosler, Dr. Nader and Mr. Stroucken, each of whom is independent under the rules of the NYSE and Rule 10A-3 of the Exchange Act. The Baxalta Board of Directors has determined that Messrs. Devitt and Stroucken and Dr. Nader are each an “audit committee financial expert” for purposes of the rules of the SEC. The Audit Committee is primarily concerned with the integrity of Baxalta’s financial statements, system of internal accounting controls, the internal and external audit process, and the process for monitoring compliance with laws and regulations. The Audit Committee’s duties include: (1) reviewing the adequacy and effectiveness of Baxalta’s internal control over financial reporting with management and the external and internal auditors, and reviewing with management Baxalta’s disclosure controls and procedures; (2) retaining and evaluating the qualifications, independence and performance of the independent auditor; (3) approving audit and permissible non-audit engagements to be undertaken by the independent registered public accounting firm; (4) reviewing the scope of the annual external and internal audits; (5) reviewing and discussing Baxalta’s financial statements (audited and non-audited), as well as earnings press releases and related information, prior to their filing or release; (6) overseeing legal and regulatory compliance as it relates to financial matters; (7) holding separate executive sessions with the independent registered public accounting firm, the internal auditor and management; and (8) discussing guidelines and policies governing the process by which Baxalta assesses and manages risk.

Compensation Committee. The Compensation Committee is comprised of Mr. Forsyth (Chair), Dr. Gavin, Dr. Hockmeyer, Dr. Nader and Mr. Stroucken, each of whom is independent under the rules of the NYSE. The Compensation Committee has the ability to exercise the authority of the Baxalta Board of Directors relating to employee benefit and equity-based plans and the compensation of the company’s officers. The Compensation Committee’s duties include: (1) making recommendations for consideration by the Board of Directors, in executive session and in coordination with the Corporate Governance Committee, concerning the compensation of Baxalta’s Chief Executive Officer; (2) determining the compensation of the company’s officers (other than Baxalta’s Chief Executive Officer) and advising the Board of Directors of such determination; (3) making recommendations to the Board of Directors with respect to incentive compensation plans and equity-based plans and exercising the authority of the Board of Directors concerning benefit plans; (4) serving as the administration committee of the company’s equity-based plans; (5) making recommendations to the Board of Directors concerning director compensation; (6) reviewing the adequacy of the company’s stock ownership guidelines and periodically assessing compliance with these guidelines; and (7) overseeing the company’s compensation philosophy and strategy and periodically assessing the risk related to its compensation policies and practices. The Corporate Governance and Compensation Committees work together to establish a link between Dr. Hantson’s performance and decisions regarding his compensation. All compensation actions relating to Dr. Hantson are subject to the approval of the independent directors of the Board of Directors.

The Compensation Committee has the sole and direct responsibility for the appointment, compensation and oversight of the work of any advisor retained by the Compensation Committee, and it has directly engaged Frederic W. Cook & Co., Inc. (FwC) as its compensation consultant. Additionally, Aon Hewitt assists the Compensation Committee with the compilation of market data from time to time. FwC reports directly and exclusively to the Compensation Committee and provides no other services to Baxalta except advising on executive and Board compensation matters. FwC provides analyses and recommendations that inform the Compensation Committee’s decisions, but does not decide or approve any compensation actions. During 2015, FwC advised the Compensation Committee Chairman on setting agenda items for Committee meetings; reviewed management proposals presented to the Compensation Committee; and conducted a review of the compensation of non-employee directors at Baxalta’s peer companies. In accordance the rules of the SEC and the New York Stock Exchange regarding the independence of compensation consultants, FwC provided the Compensation

Committee information regarding any personal, financial, or business relationships between FwC and Baxalta, its management or the members of the Compensation Committee that could impair its independence or present a conflict of interest. Based on its review of this information, the Compensation Committee determined that there were no relationships that impair the independence or create a conflict of interest between Baxalta and FwC and the partners, consultants, and employees who provide services to the Compensation Committee.

Corporate Governance Committee. The Corporate Governance Committee is comprised of Dr. Hockmeyer (Chair), Mr. Devitt, Dr. Ferrante, Mr. Forsyth and Ms. Fosler, each of whom is independent under the rules of the NYSE. The Corporate Governance Committee assists and advises the Baxalta Board of Directors on director nominations, corporate governance and general Board of Directors organization and planning matters. The Corporate Governance Committee’s duties include: (1) developing criteria for use in evaluating and selecting candidates for election or re-election to the Board of Directors and assisting the Board of Directors in identifying and attracting qualified director candidates, as well as in assessing director independence; (2) identifying and recommending to the Board of Directors the director nominees for the annual meeting of shareholders and recommending persons to fill any vacancy on the Board of Directors; (3) determining Board of Directors committee structure and membership; (4) overseeing the succession planning process for management, including Baxalta’s Chief Executive Officer; (5) developing, implementing and overseeing an annual process for evaluating the performance of Baxalta’s Chief Executive Officer; (6) developing, implementing and overseeing an annual process for evaluating Board of Directors and committee performance; and (7) reviewing at least annually the adequacy of Baxalta’s Corporate Governance Guidelines.

Quality and Compliance Committee. The Quality and Compliance Committee is comprised of Dr. Gavin (Chair), Mr. Devitt, Dr. Ferrante, Ms. Fosler and Dr. Hockmeyer. The Quality and Compliance Committee assists the Baxalta Board of Directors in fulfilling its oversight responsibilities with respect to legal, regulatory, quality and other compliance matters. The Quality and Compliance Committee’s duties include: (1) reviewing the adequacy and effectiveness of the company’s policies, practices and procedures with respect to FDA and similar compliance and product quality and safety; (2) receiving regular reports regarding significant compliance matters from the senior management; and (3) reviewing with management strategic issues and corporate actions relating to current and emerging political, corporate citizenship and public policy issues that may affect the business operations, performance or public image of the company, including those related to public affairs, political advocacy, environmental health and safety and sustainability, corporate social responsibility and philanthropic activities. In addition, the Quality and Compliance Committee coordinates with the Audit Committee regarding oversight of non-financial compliance.

Compensation Committee Interlocks and Insider Participation

During 2015, Drs. James R. Gavin III, Wayne T. Hockmeyer and François Nader and Messrs. John D. Forsyth (Chair) and Albert P.L. Stroucken served on Baxalta’s Compensation Committee. None of the members of the Compensation Committee has been an officer or employee of Baxalta. None of Baxalta’s executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on Baxalta’s Compensation Committee.

Corporate Governance

The Board of Directors periodically reviews its corporate governance practices and take other actions to address changes in regulatory requirements, developments in governance best practices and matters raised by shareholders.

Director Independence

Baxalta’s Board of Directors adopted Corporate Governance Guidelines that require that the Baxalta Board of Directors be composed of a majority of directors who meet the criteria for “independence” established by the rules of the NYSE. To be considered independent, the Board of Directors must affirmatively determine that a director does not have any direct or indirect material relationship with Baxalta (either directly or as a partner, shareholder or officer of an organization that has a relationship with Baxalta), and solely with regard to Compensation Committee members, consider all relevant factors that could impair the ability of such Compensation Committee members to make independent judgments about executive compensation. In making its independence determinations, the Board of Directors considers transactions, relationships and arrangements between Baxalta and entities with which directors are associated as executive officers, directors and trustees. When these transactions, relationships and arrangements exist, they are in the ordinary course of business and are of a type customary for a global company such as Baxalta.

The Board has determined that each of Drs. Hockmeyer, Ferrante, Gavin and Nader and Messrs. Devitt, Forsyth and Stroucken and Ms. Fosler is independent under the listing standards of the NYSE and Baxalta’s Corporate Governance Guidelines.

Director Qualifications

The experience, expertise and knowledge represented by the Board of Directors as a collective body allows the Board to lead Baxalta in a manner that serves its shareholders’ interests appropriately. Set forth below is a discussion of the key qualifications for each of the directors which align with the criteria included in Baxalta’s Corporate Governance Guidelines.

Mr. Devitt—Significant accounting expertise and knowledge of the healthcare industry through his 33-year career at Ernst & Young, including his service as Director of the Pharmaceutical and Medical Device Industry Practice

Dr. Ferrante—More than 20 years of broad oncology drug development experience and demonstrated leadership across the pharmaceutical industry at both large corporations and small biotech firms

Mr. Forsyth—Extensive experience in the healthcare industry as well as an understanding of the challenges associated with leading and operating within large, complex organizations as current Chairman and Chief Executive Officer of Wellmark Blue Cross Blue Shield and his 25 years of management experience at the University of Michigan Health System

Ms. Fosler—Substantial experience with respect to corporate best practices as well as significant global economic expertise, with an emphasis on emerging markets, especially China, as a result of her more than 20-year leadership career at The Conference Board and her other public-company board service

Dr. Gavin—Extensive medical and scientific expertise and knowledge of the healthcare industry as a result of the positions he has held at Emory University, the Morehouse School of Medicine and Howard Hughes Medical Institute as well as leadership experience given his service as Chief Executive Officer and Chief Medical Officer of Healing Our Village, Inc.

Dr. Hantson—Extensive experience leading and operating within global, multi-faceted corporations and deep knowledge of the biopharmaceuticals industry as a result of more than 25 years spent in roles of increasing responsibility at Baxter, Novartis and Johnson & Johnson

Dr. Hockmeyer—Substantial experience developing and running a significant biopharmaceutical company as founder and Chairman and Chief Executive Officer of MedImmune and significant scientific and clinical expertise as a result of his roles at Praxis Biologics Inc. and Walter Reed Army Institute of Research

Dr. Nader—Extensive experience developing and running a drug company for close to eight years as Chief Executive Officer of NPS Pharmaceuticals, Inc. and more than 30 years of global biopharmaceutical industry experience in senior operational and scientific roles

Mr. Stroucken—Substantial experience leading and operating large, multi-faceted corporations and financial expertise as a result of serving as Chairman, President and Chief Executive Officer of Owens-Illinois, Inc. and H.B. Fuller Company as well as experience in the pharmaceutical and chemical industries through his roles at Bayer

Nomination of Directors

It is the policy of the Corporate Governance Committee to consider candidates for director recommended by shareholders, members of the Board and management. The Corporate Governance Committee evaluates all candidates for director in the same manner regardless of the source of the recommendation. Shareholder recommendations for candidates for director should include the same information required by Baxalta’s amended and restated bylaws that is required to nominate a director and be sent to the Corporate Governance Committee, c/o Corporate Secretary, Baxalta Incorporated, 1200 Lakeside Drive, Bannockburn, Illinois 60015.

Corporate Governance Guidelines

The Baxalta Board of Directors has adopted a set of Corporate Governance Guidelines to assist it in guiding Baxalta’s governance practices. These practices will be regularly re-evaluated by the Corporate Governance Committee in light of changing circumstances in order to continue serving the company’s best interests and the best interests of its shareholders. Baxalta’s Corporate Governance Guidelines cover topics including, but not limited to, director qualification standards, director responsibilities (including those of the Chairman), director access to management and independent advisors, director compensation, director orientation and continuing education, succession planning and the annual evaluations of the Board of Directors and its committees. In accordance with the Corporate Governance Guidelines, the Board of Directors meets in executive session at every meeting of the Board. Such executive sessions are chaired by the Chairman of the Board, Dr. Hockmeyer. Baxalta’s Corporate Governance Guidelines are available on Baxalta’s website at www.baxalta.com.

Communicating with the Board of Directors

Shareholders and other interested parties may contact any of Baxalta’s directors, including the Chairman of the Board of Directors or the non-management directors as a group, by writing a letter to Baxalta Director c/o Corporate Secretary, Baxalta Incorporated, 1200 Lakeside Drive, Bannockburn, Illinois 60015 or by sending an e-mail to boardofdirectors@baxalta.com. Baxalta’s Corporate Secretary will forward communications to the Board directly to the Chairman, unless a different director is specified.

Director Qualification Standards

Baxalta’s Corporate Governance Guidelines provide that the Corporate Governance Committee is responsible for reviewing with the Board of Directors the appropriate skills and characteristics required of Board members in the context of the makeup of the Board of Directors and developing criteria for identifying and evaluating Board candidates.

The process that this committee will use to identify a nominee to serve as a member of the Board of Directors will depend on the qualities being sought. From time to time, Baxalta may engage an independent search firm to assist the committee in identifying individuals qualified to be Board members. Board members should have backgrounds that when combined provide a portfolio of experience and knowledge that will serve Baxalta’s governance and strategic needs.

In the process of identifying nominees to serve as a member of the Board of Directors, the Corporate Governance Committee will consider diversity of background, including diversity of gender, race, ethnic or geographic origin, age and experience (including in business, government and education as well as healthcare, science and technology) as a relevant factor in the selection process. This factor is relevant as a diverse Board of Directors is likely to be a well-balanced Board of Directors with varying perspectives and a breadth of experience that will positively contribute to robust discussion at Board of Directors meetings.

A nominee’s ability to meet the independence criteria established by the NYSE will also be a factor in the nominee selection process.

Once a candidate has been identified, the Corporate Governance Committee and the independent search firm, if any, will engage in a process that includes a thorough investigation of the candidate, an examination of his or her business background and education, research on the individual’s accomplishments and qualifications, an in-

person interview and reference checking. If this process generates a positive indication, the members of the Corporate Governance Committee and the Chairman of the Board of Directors will meet separately with the candidate and then confer with each other regarding their respective impressions of the candidate. If the individual was positively received, the Corporate Governance Committee will then recommend the individual to the full Board of Directors for further meetings and evaluation and ultimately election. If the full Board of Directors agrees, the Chairman of the Board of Directors will then be authorized to extend an offer to the individual candidate.

Board Leadership Structure

Baxalta’s Corporate Governance Guidelines provide the Board of Directors flexibility in determining its leadership structure. Ludwig N. Hantson, Ph.D. serves as Baxalta’s Chief Executive Officer and Wayne T. Hockmeyer, Ph.D. serves as the Chairman of the Board of Directors. Baxalta believes that this leadership structure, which separates the Chairman and Chief Executive Officer roles, is optimal at this time because it allows Dr. Hantson to focus on operating and managing Baxalta following Baxalta’s transition to being a public company while Dr. Hockmeyer can focus on the leadership of the Board of Directors. The Chairman of the Board of Directors, pursuant to Baxalta’s amended and restated bylaws, presides at all meetings of the Board of Directors and shareholders, and acts as liaison between the Board of Directors and the shareholders. The Board of Directors will periodically evaluate leadership structure and determine whether continuing the separate roles of Board of Directors Chairman and Chief Executive Officer is in Baxalta’s best interests based on circumstances existing at the time, including the skills and experience that the selected Chairman and Chief Executive Officer bring to these roles.

Code of Conduct

Baxalta has adopted a Code of Conduct that requires all its business activities to be conducted in compliance with laws, regulations, and ethical principles and values. The Code of Conduct applies to all members of Baxalta’s Board of Directors and all of Baxalta’s employees, including Baxalta’s Chief Executive Officer, Chief Financial Officer, Controller and other senior financial officers. Any amendment to, or waiver from, a provision of the Code of Conduct that applies to Baxalta’s Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions will be disclosed on Baxalta’s website. The Code of Conduct is available on Baxalta’s website at www.baxalta.com.

2015 Non-Employee Director Compensation

Pursuant to Baxalta’s Compensation Committee Charter, the Compensation Committee is responsible for reviewing the structure of Baxalta’s non-employee director compensation, as well as the amounts paid to Baxalta’s non-employee directors and making recommendations to Baxalta’s Board of Directors regarding such structure and amounts. In connection with the separation, the Board of Directors adopted non-employee director compensation programs that were based on Baxter’s, including the Baxalta Incorporated Non-Employee Director Compensation Plan. The table below summarizes the elements and amount of compensation outlined in the Baxalta Incorporated Non-Employee Director Compensation Plan:

Compensation Element(1)(2)	Amount
Annual Retainer	$65,000
Additional Retainer for the Chair of the Board of Directors	$140,000
Additional Fees and Retainers for Committee Service:
Audit Committee (meeting fee per member /annual chair retainer)	$2,000 / $20,000
Compensation Committee (meeting fee per member /annual chair retainer)	$2,000 / $15,000
Corporate Governance Committee (meeting fee per member /annual chair retainer)	$2,000 / $15,000
Quality and Compliance Committee (meeting fee per member /annual chair retainer)	$2,000 / $15,000
Annual Equity Grant
RSUs	$128,000
Options	$65,000

(1)	Cash retainers are paid quarterly in arrears.
(2)	Each new non-employee director receives an equity award grant upon initially being appointed or elected to the Board, prorated for time served that year, and an annual equity award grant thereafter. Baxalta grants each non-employee director an annual equity award in the form of RSUs and stock options for a number of shares of Baxalta common stock on the grant date equal to the dollar value referenced above and based on the fair value of the awards at grant date. Both RSUs and stock options granted pursuant to the Baxalta Incorporated Non-Employee Director Compensation Plan generally vest in full on the date of the first annual shareholders’ meeting following the date of grant. As a result of the cancellation of Baxalta’s 2016 annual shareholders’ meeting in light of the proposed merger with Shire, however, the Baxalta Incorporated Non-Employee Director Compensation Plan was amended to provide that outstanding stock option and RSU grants made in 2015 will vest on May 10, 2016, the date the 2016 annual shareholders’ meeting was originally scheduled.

Non-employee directors may receive additional compensation for the performance of duties assigned by the Board of Directors or its committees that are considered beyond the scope of their ordinary responsibilities. In connection with the unsolicited proposal to acquire all of the outstanding common shares of Baxalta made by Shire in July 2015, and the work performed in connection therewith, the Board of Directors resolved to pay each director a meeting fee of $2,000 for each meeting of the Board attended where the primary purpose of the meeting was to discuss the unsolicited proposal from Shire. Dr. Gavin and Messrs. Forsyth and Stroucken recused themselves from discussions related to Shire because they were and continue to be members of Baxter’s board of directors. From time to time, the Board of Directors may also establish ad hoc committees to address particular matters, such as the Transaction Committee, which was established by the Board of Directors in December 2015 to serve as a committee of the Board of Directors to review and approve certain actions related to the unsolicited proposal from Shire. In 2015, the Transaction Committee consisted of Drs. Hockmeyer and Nader and Mr. Devitt. The Board of Directors resolved to pay each member of the Transaction Committee a meeting fee of $2,000 for each meeting of the Transaction Committee attended.

Any non-employee director may elect to defer payment of cash and/or equity into the Baxalta Incorporated Directors’ Deferred Compensation Plan (the directors’ deferred compensation plan). For directors, deferred balances under Baxalta Incorporated Directors’ Deferred Compensation Plan are generally paid upon termination from board service. In 2015, Drs. Gavin and Nader were the only directors who elected to defer payment of a portion of their cash compensation into the directors’ deferred compensation plan. Baxalta also reimburses directors for reasonable out-of-pocket travel expenses incurred in connection with attendance at Board and committee meetings and attendance at director education programs. In addition, non-employee directors are eligible to participate in Baxalta’s matching gifts program. The maximum matching gift total for a non-employee director participant in the program is $20,000 in any calendar year, which is greater than the maximum amount the program will match for employees.

The following table details the total compensation of Baxalta’s non-employee directors for 2015:

Name	Amounts Earned or Paid in Cash	Stock Awards(1)	Option Awards(2)(3)	All Other Compensation(4)	Total
Blake E. Devitt(5)	$106,500	$121,412	$61,518	$12,087	$301,517
Karen Ferrante, M.D.(7)	$65,083	$96,084	$48,753	$267	$210,187
John D. Forsyth(6)	$60,000	$64,008	$32,499	$173	$156,680
Gail D. Fosler(5)	$92,500	$121,412	$61,518	$1,387	$276,817
James R. Gavin III, M.D., Ph.D.(6)	$60,000	$64,008	$32,499	$5,175	$161,682
Wayne T. Hockmeyer, Ph.D.(5)	$174,000	$121,412	$61,518	$1,387	$358,317
Francois Nader, M.D.(7)	$83,083	$96,084	$48,753	$5,267	$233,187
Albert P.L. Stroucken(6)	$62,500	$64,008	$32,499	$173	$159,180

(1)	The amounts reported in this column represent the aggregate grant date fair value of RSUs in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock

Compensation (FASB ASC Topic 718). Baxalta determines the grant date fair value of RSUs by multiplying the number of RSUs granted by the closing market price of one share of Baxalta common stock (or one share of Baxter stock if granted prior to the separation) on the award grant date. As of December 31, 2015, each non-employee director had the following number of RSUs outstanding: Mr. Devitt (3,781 and 33.55 dividend shares accrued); Dr. Ferrante (3,140 and 6.85 dividend shares accrued); Mr. Forsyth (2,036 and 4.43 dividend shares accrued); Ms. Fosler (3,817 and 35.55 dividend shares accrued); Dr. Gavin (7,178 and 153.82 dividend shares accrued); Dr. Hockmeyer (3,781 and 35.55 dividend shares accrued); Dr. Nader (3,140 and 6.85 dividend shares accrued); and Mr. Stroucken (2,032 and 4.43 dividend shares accrued).
(2)	The amounts reported in this column represent the aggregate grant date fair value of the stock options in accordance with FASB ASC Topic 718. Refer to Note 15 to the audited consolidated and combined financial statements contained in this prospectus for more information on how grant date fair values of stock options are calculated.
(3)	As of December 31, 2015, each non-employee director had the following number of options outstanding: Mr. Devitt (47,971); Dr. Ferrante (5,960); Mr. Forsyth (44,560); Ms. Fosler (37,971); Dr. Gavin (44,560); Dr. Hockmeyer (46,191); Dr. Nader (5,960); and Mr. Stroucken (44,560).
(4)	The amounts in this column include charitable matching contributions made pursuant to Baxalta’s matching gifts program in 2015 on behalf of certain directors as follows: Mr. Devitt ($10,700), Dr. Gavin ($5,000) and Dr. Nader ($5,000). Mr. Devitt’s donation is the only component of All Other Compensation that involved an amount equal to or greater than $10,000 for any director in 2015. All other amounts in this column represent dividend equivalent payments on RSUs held by the non-employee directors during 2015 (including any RSUs with deferred vesting pursuant to the directors’ deferred compensation plan).
(5)	At the time of the separation, Mr. Devitt, Ms. Fosler and Dr. Hockmeyer were members of Baxalta’s Board of Directors, but were not members of Baxter’s board of directors having resigned immediately prior to the separation. The amounts set forth above reflect an RSU award with respect to 3,575 shares of Baxalta common stock and a stock option award with respect to 12,588 shares of Baxalta common stock, both issued in replacement of the 2015 annual equity grants that each director received from Baxter that were converted into Baxalta equity in connection with the separation. Amounts set forth above also reflect an incremental grant of RSUs with respect to 206 shares of Baxalta common stock and stock options with respect to 293 shares of Baxalta common stock to reflect the difference between the Baxter annual grant amount and the Baxalta annual grant amount. For more information about these awards refer to the section of this prospectus entitled “Executive Compensation—Outstanding Equity Awards at 2015 Year-End—Adjustments to Equity Awards in connection with the Spin-off.”
(6)	At the time of the separation, Dr. Gavin and Messrs. Forsyth and Stroucken became members of Baxalta’s Board of Directors and retained their positions on Baxter’s board of directors. The amounts set forth above reflect a grant of 2,032 RSUs and 3,810 stock options from Baxalta equal to 50% of Baxalta’s annual grant amount as compensation for their service to Baxalta during the second half of 2015.
(7)	Drs. Ferrante and Nader joined the Board of Directors on July 27, 2015, and the amounts set forth above reflect pro-rated compensation for their Board service awarded to them on July 27, 2015. Drs. Ferrante and Nader each received a pro-rated RSU award with respect to 3,140 shares of Baxalta common stock with a value of $96,084 on the date of grant and also received a pro-rated stock option award with respect to 5,960 shares of Baxalta common stock with a value of $48,753 on the date of grant.

EXECUTIVE COMPENSATION

Executive Compensation Discussion and Analysis

This Executive Compensation Discussion and Analysis (the Compensation Discussion and Analysis) describes Baxalta’s executive compensation for the year ended December 31, 2015. In this Compensation Discussion and Analysis, we summarize the objectives regarding Baxalta’s named executive officers, as well as the pay philosophy established for Baxalta’s named executive officers, the process used to examine performance in the context of executive pay decisions, and the performance goals and results for each named executive officer. This Compensation Discussion and Analysis should be read in conjunction with the tabular disclosures regarding the compensation of Baxalta’s named executive officers in 2015, which can be found in the “—Executive Compensation Tables.”

In accordance with SEC rules and regulations, Baxalta’s named executive officers in 2015 include Baxalta’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers who were serving as Baxalta’s executive officers on December 31, 2015. Accordingly, Baxalta’s named executive officers for 2015 consist of the following five individuals:

•	Ludwig N. Hantson, Ph.D., President and Chief Executive Officer

•	Robert J. Hombach, Executive Vice President, Chief Financial Officer and Chief Operations Officer

•	Peter G. Edwards, Executive Vice President and General Counsel

•	Brian Goff, Executive Vice President and President, Hematology

•	Jacopo Leonardi, Executive Vice President and President, Immunology

Introduction

Prior to the separation, Baxalta was a wholly owned subsidiary of Baxter. Compensation decisions for Baxalta’s named executive officers prior to the separation were made by Baxter’s Compensation Committee in the case of Dr. Hantson and Mr. Hombach, since they both were executive officers at Baxter, and by Baxter management or negotiated in conjunction with their hiring in the case of the other named executive officers. In connection with the separation, Baxalta’s Compensation Committee (the Compensation Committee) and Board of Directors adopted compensation programs developed by Baxter. Baxalta reviewed and approved the compensation decisions related to Baxalta’s executive officers made by Baxter prior to the separation. In this Compensation Discussion and Analysis, decisions made or reviewed by the Compensation Committee are indicated by phrases like “the Compensation Committee established” or “the Compensation Committee determined.” Decisions made by Baxter prior to the Baxalta’s separation are indicated by phrases like “Baxter established” or “Baxter determined.” In addition, any compensation decisions and actions taken with regard to Dr. Hantson discussed in this Compensation Discussion and Analysis were ultimately determined by Baxalta’s Board of Directors acting on the recommendation of the Compensation Committee in accordance with the responsibilities and authority outlined in the Compensation Committee Charter, and any such discussion should be understood to reflect the approval of the full Board of Directors.

Compensation determinations for Baxalta’s named executive officers in 2015 were driven in part by special circumstances surrounding the separation. In anticipation of the separation, Baxter recruited and relocated executive officers to its corporate headquarters in northern Illinois and to Baxalta’s global innovation and R&D center in Cambridge, Massachusetts, including Dr. Hantson and Mr. Edwards. Baxter also implemented, and Baxalta later approved, compensation programs to motivate and retain its executives, taking into account the risks and uncertainties inherent in a spin-off transaction. In addition, Baxter approved an increase in the compensation for some of Baxalta’s executive officers in recognition of their new roles and expanded responsibilities following the separation. Accordingly, actions related to the separation affected the compensation of Baxalta’s named executive officers in 2015.

Additional information about Baxalta’s senior executive team is set forth in the section of this prospectus entitled “Management—Executive Officers.”

Compensation Program and Philosophy

As noted above, in connection with the separation, Baxalta adopted compensation programs that were similar to those in place at Baxter immediately prior to the separation. The Compensation Committee and Board of Directors undertook to evaluate and refine Baxalta’s executive compensation program and philosophy to meet prevailing business needs and to reflect anticipated local market demands allowing Baxalta to attract and retain leading talent from a range of biopharmaceutical organizations. Baxalta expects that its executive compensation program and philosophy will continue to evolve, particularly in light of the proposed merger with Shire.

Structure of Compensation Program

Pay-for-Performance

The majority of compensation for each named executive officer is “at risk” and subject to specific annual and long-term performance requirements. Annual cash bonus payouts are determined by annual performance relative to pre-defined financial measures, discussed in more detail below. In 2013 and 2014, Baxter used its three-year growth in shareholder value relative to its peer group and three-year performance against annual return on invested capital (ROIC) targets to determine the payout for 50% of Baxter’s annual equity awards to executive officers, which were granted in the form of performance share units. Neither Baxter nor Baxalta awarded performance share units to any Baxalta executive officer in 2015. In addition and as discussed below under the heading “—Adjustments to Equity Awards in connection with the Spin-off,” in connection with the separation, the 2015 performance measure for certain performance share units previously awarded by Baxter to Baxalta’s executive officers was adjusted to reflect Baxter’s achievement of its ROIC performance target for the first six months of 2015 and Baxalta’s achievement of its ROIC performance target for the last six months of 2015.

Financial Measures

The Compensation Committee utilizes pre-defined financial measures to assess performance for purposes of funding the annual cash bonus pool from which annual cash bonuses will be paid. The financial measures for the first half of 2015 were determined by Baxter prior to the separation, which were weighted 50% on Baxter adjusted EPS and 50% on Baxter adjusted sales. In August 2015, Baxalta’s Compensation Committee approved the financial measures applicable for the second half of 2015 which were weighted 50% on Baxalta adjusted EPS and 50% on Baxalta adjusted sales.

Each of the Baxter Compensation Committee and the Baxalta Compensation Committee also approved a funding matrix establishing various plan funding levels for executive officers (ranging from 92% to 100%) based on performance against pre-established targets for each applicable measure. If both financial measures were met in a given six-month period, then the cash bonus pool would be funded at one times the base salary for each executive officer (with the exception of Dr. Hantson, whose maximum funding is one times his target bonus for each performance period). If the minimum performance level was not met for one or both of the metrics in a given six-month period, then Baxter’s Compensation Committee in the case of the first half of 2015, or Baxalta’s Compensation Committee in the case of the second half of 2015, had the discretion to fund the cash bonus pool relative to that metric at zero. For performance between the minimum and maximum levels for each metric, the cash bonus pool funding calculation is determined on an interpolated basis from 50% to 100%. The Baxalta Compensation Committee may then use its “negative discretion” to adjust each executive officer’s actual annual bonus payment. For more detailed information regarding the annual cash bonuses and the final determinations related thereto, refer to the section below “—Elements of Compensation—Cash Bonus Awards.”

Individual Performance

The goals set for each Baxalta named executive officer for 2015 reflect the responsibilities that are attributed to each of these officers and the special circumstances surrounding the separation. In evaluating each officer’s performance against his goals, the Compensation Committee considered not only whether an objective was met, but also the extent to which the objective was met. As discussed further below, the Compensation Committee adjusted cash bonuses payable for 2015 for individual performance on a discretionary basis in light of the Compensation Committee’s overall assessment of how well an executive officer fulfilled his obligations to Baxalta in 2015.

Performance of Baxalta Common Stock

The performance of Baxalta common stock determines the value of the stock options and restricted stock units that are held by the named executive officers.

Role of the Compensation Committee and Management

On July 1, 2015, in connection with the separation, Baxalta’s Compensation Committee was established to oversee Baxalta’s executive compensation policies and to determine the amounts and elements of compensation for Baxalta’s executive officers. As set forth in its charter, the Compensation Committee’s responsibilities include, among others:

•	making recommendations for consideration by the Board of Directors, in executive session and in coordination with the Corporate Governance Committee, concerning the compensation of Baxalta’s Chief Executive Officer;

•	determining the compensation of Baxalta’s officers (other than the Chief Executive Officer) and advising the Board of Directors of such determination;

•	making recommendations to the Board of Directors with respect to incentive compensation plans and equity-based plans and exercising the authority of the Board of Directors concerning benefit plans;

•	serving as the administration committee of Baxalta’s equity-based plans;

•	making recommendations to the Board of Directors concerning director compensation;

•	reviewing the adequacy of Baxalta’s stock ownership guidelines and periodically assessing compliance with these guidelines; and

•	overseeing Baxalta’s compensation philosophy and strategy and periodically assessing the risk related to its compensation policies and practices.

Accordingly, since July 1, 2015, Baxalta’s Compensation Committee has been responsible for the review and approval of compensation matters related to Baxalta’s executives. With respect to compensation for Baxalta’s named executive officers other than the Chief Executive Officer, the Chief Executive Officer makes recommendations to the Compensation Committee for approval, which the Compensation Committee considers with the assistance of its compensation consultant (as described further below under the heading “Role of the Compensation Consultant”). With respect to compensation for our Chief Executive Officer, which is subject to review and approval by the Board of Directors, the Compensation Committee reviews and considers compensation with the assistance of its compensation consultant, and then makes a recommendation to the Board. In addition, members of Baxalta’s management may provide input, make recommendations and provide ongoing assistance to the Compensation Committee with respect to the design, operation, objectives and values of the various elements of Baxalta’s compensation program in order to provide appropriate performance and retention incentives for Baxalta’s named executive officers.

A copy of the Compensation Committee charter has been posted in the “About Us” section of the Baxalta website accessible at www.baxalta.com, under the “Governance” tab. As of December 31, 2015, the

Compensation Committee consisted of Drs. James R. Gavin III, Wayne T. Hockmeyer and François Nader and Messrs. John D. Forsyth (Chair) and Albert P.L. Stroucken. Each Compensation Committee member was appointed as such in connection with the separation, with the exception of Dr. Nader who was appointed as a member of the Compensation Committee on July 28, 2015. Each Compensation Committee member is an independent director as determined by the Board of Directors, based upon the New York Stock Exchange (NYSE) rules and Baxalta’s Corporate Governance Guidelines.

Role of the Compensation Consultant

For determinations related to executive compensation matters concerning Baxalta’s executive officers prior to the separation, the Baxter Compensation Committee was advised by its compensation consultant, Frederic W. Cook & Co. Inc. (FwC). FwC’s perspective was particularly important in 2015, because of the special circumstances surrounding the separation. Baxalta’s Compensation Committee determined to retain FwC as its compensation consultant as well. Since the separation, FwC has advised the Compensation Committee on executive compensation matters, including the evaluation of the peer group discussed below.

Peer Group and Use of Peer Group Data

Leading up to the separation, the Baxter Compensation Committee, with the assistance of FwC, established a peer group of companies to benchmark and set compensation for Baxalta’s named executive officers (the Baxter selected peer group). As set forth in the table below, the Baxter selected peer group includes companies in the healthcare industry, companies that focus specifically on biotechnology, pharmaceuticals and health care equipment and other companies from which Baxalta may recruit or with which Baxalta may otherwise compete for executive talent:

AbbVie Inc.	Celgene Corporation	Intuitive Surgical, Inc.*
Alexion Pharmaceuticals, Inc.	C.R. Bard, Inc.*	Mallinckrodt PLC
Allergan PLC	Cubist Pharmaceuticals, Inc.	Medtronic PLC*
Amgen Inc.	Edwards Lifesciences Corp.*	St. Jude Medical Inc.*
Biogen Inc.	Gilead Sciences, Inc.	United Therapeutics Corporation
Boston Scientific Corporation*	Hologic, Inc.*	Vertex Pharmaceuticals Inc.
Bristol-Myers Squibb Company	Illumina, Inc.*	Zoetis, Inc.

*	Represents a medical device or equipment company with a high amount of R&D spending.

Compensation determinations in connection with the separation were based on the analysis conducted by FwC. This analysis included a review of executive compensation data for companies in the Baxter selected peer group, as well as other survey data, and included both a comparison of the total direct compensation for each of Baxalta’s executive officers against that of executives in comparable positions and/or with comparable roles at other similarly sized companies and an analysis of each element of compensation.

Compensation for each of the named executive officers was determined by using competitive market data for similar positions based on the Baxter selected peer group. Regular, ongoing target pay is based on the median in mix of compensation elements and total compensation of the Baxter selected peer group, primarily to reflect differences in individual performance, pay history, experience in role and internal equitability.

Elements of Compensation

For 2015, Baxalta’s executive compensation program included the following elements:

•	base salary;

•	cash bonus awards; and

•	equity-based incentive awards.

In addition to these elements of compensation, Baxalta’s named executive officers are eligible for other benefits and perquisites, as discussed below under “—Other Benefits and Perquisites.” Baxalta’s named executive officers are also eligible to participate in employee benefit programs generally offered to Baxalta’s other employees.

Base Salary

Base salaries are paid to provide a fixed component of compensation for the named executive officers. As noted above, 2015 base salary determinations for Baxalta’s named executive officers were initially made by Baxter while those individuals were executive officers and/or employees of Baxter. After reviewing the market and competitive data for the executives’ level of responsibility following the separation, targeting the 50th percentile of the Baxter selected peer group, and reviewing individual performance, experience and skills, the Baxter Compensation Committee recommended proposed compensation decisions for Baxalta’s executive officers effective upon the date of the distribution. These recommendations were subsequently reviewed and ratified by the newly constituted Baxalta Compensation Committee on the date of the distribution.

The following table sets forth base salary determinations by Baxter for each of Baxalta’s named executive officers in 2015, as well as the base salary determinations approved by the Baxalta Compensation Committee, effective July 1, 2015:

Name	Annual Base Salary as of June 30, 2015	Annual Base Salary Effective July 1, 2015	Percent Change
Ludwig N. Hantson, Ph.D.	$1,100,000	$1,100,000	—%
Robert J. Hombach	$785,000	$825,000	5.1%
Peter G. Edwards	$550,000	$550,000	—%
Brian Goff	$550,000	$575,000	4.5%
Jacopo Leonardi	$345,180	$500,000	44.9%

As set forth in the table above, the Compensation Committee approved an increase to the annual base salaries of Messrs. Hombach, Goff and Leonardi to $825,000, $575,000 and $500,000, respectively, effective July 1, 2015. The Compensation Committee believes that these increases were appropriate to reflect the level of responsibility following the separation and to be competitive with base salaries for comparable positions of companies comprising the Baxter selected peer group. In the case of Mr. Leonardi, the increase to his base salary was also the result of his promotion to an executive vice president effective as of July 1, 2015. Prior to assuming this new role, Mr. Leonardi had served as Baxter’s Region Head, North America Hematology Division, and prior to that he was Baxter’s General Manager U.S. Hemophilia.

Cash Bonus Awards

Annual Cash Bonus Program

Baxalta’s annual cash bonus program is based on the Baxter incentive structure and aligned with competitive market rates, based on peer company comparisons. This incentive structure is intended to reward both company and individual performance by providing officers with an opportunity to receive additional cash compensation based on both company performance relative to the financial targets described below and the Compensation Committee’s assessment of how well an officer performed in his or her role during the applicable year. In assessing an individual officer’s performance, the Compensation Committee considers the individual’s present and potential contribution to Baxalta and considers various performance criteria which include, but are not limited to, implementation of critical projects (e.g., acquisitions or divestitures), product development, regulatory or quality performance and innovation or research goals. The Compensation Committee believes it is important to consider an individual’s performance in assessing compensation and not just Baxter’s and Baxalta’s overall performance in the first half of 2015 and the second half of 2015, respectively, relative to the financial targets discussed above. In addition, cash bonuses may be periodically used by Baxalta for recruitment purposes in order to competitively compensate and attract high performing executives.

As discussed above, the financial measures for the first half of 2015 were determined by Baxter’s Compensation Committee and the financial measures for the second half of 2015 were determined by Baxalta’s Compensation Committee. Each executive officer was eligible to receive a maximum cash bonus equal to one times annual base salary (other than Dr. Hantson, whose maximum cash bonus is equal to one times his bonus target) for each half of 2015. The maximum bonus that could have been paid to any executive officer for each half of 2015 was the lesser of (i) one times an officer’s salary (or one times bonus target in the case of Dr. Hantson) or (ii) $5 million (the maximum bonus specified in the Baxalta Incorporated 2015 Incentive Plan (the Incentive Plan)), for an aggregate annual maximum equal to the lesser of (i) two times an officer’s salary (or two times bonus target in the case of Dr. Hantson) or (ii) $10 million (the maximum bonus specified in the Incentive Plan).

The table below shows the adjusted EPS and adjusted sales targets for each half of 2015 as well as actual results.

	2H 2015(1)			1H 2015(2)
	Target	Actual	Achievement %	Target	Actual	Achievement %
Adjusted EPS(3)	$0.96	$1.13	117.9%	$1.82	$2.01	110.3%
Adjusted Sales (in millions)(4)	$3,367	$3,583	106.4%	$7,900	$8,010	101.4%

(1)	Represents Baxalta’s adjusted EPS (as calculated in Footnote 3 below) and adjusted sales (as calculated in Footnote 4 below) for the second half of 2015.
(2)	Represents Baxter’s adjusted EPS (as calculated in Footnote 3 below) and adjusted sales (as calculated in Footnote 4 below) for the first half of 2015.
(3)	Each of Baxter and Baxalta calculated adjusted EPS for purposes of funding the cash bonus pool the same way adjusted EPS was calculated for their respective publicly announced results—that is, the special items that were excluded from EPS to arrive at adjusted EPS were the same.
(4)	Baxalta uses adjusted sales (rather than net sales) as a target for the same reason that Baxalta has provided sales guidance excluding the impact of foreign currency fluctuations, which is that the company believes it provides a better perspective on underlying sales growth. The use of budgeted exchange rates allows the company to evaluate final performance on the same foreign currency basis that was used for setting the target and establishing the budget.

Based on the performance shown in the above table, in August 2015, Baxter’s Compensation Committee certified achievement of the financial targets for the first half of 2015 at 100% of target, and thus each officer’s cash bonus for the first half of the year was funded to the maximum amount permitted under the Incentive Plan. And then in February 2016, Baxalta’s Compensation Committee certified achievement of the financial targets for the second half of 2015 at 100% of target such that each officer’s maximum bonus for the second half of the year was also funded to the maximum amount permitted under the Incentive Plan. Therefore, each officer’s annual cash bonus pool was funded at two times their base salary (or two times the bonus target in the case of Dr. Hantson) in relation to their 2015 cash bonus award.

Based on the Committee’s assessment of the performance of each officer of the company, the Committee has the ability to elect to exercise negative discretion to determine the actual cash bonus amount paid to each executive officer. Any “negative discretion” takes into account the Compensation Committee’s view of how well each officer performed his or her responsibilities during the relevant period. As a result, the actual cash bonus paid to each executive officer was calculated for each half of the year, as applicable, using the following formula: (x) the product of such officer’s cash bonus target multiplied by (y) either the Baxter or the Baxalta performance adjustment percentage, as applicable, multiplied by (z) such officer’s individual performance adjustment percentage as determined by the Baxalta Compensation Committee.

Cash bonus program target payouts for each of Baxalta’s named executive officers for 2015 were based on targets approved by Baxter’s Compensation Committee prior to the distribution and ratified by Baxalta’s Compensation Committee upon the distribution, and range from 65%–135% of annual base salary. These target payouts were based on competitive market data for similar positions, targeting the 50th percentile of the Baxter selected peer group which Baxalta believes is consistent with a business emphasizing long-term growth and innovation. The following table sets forth the determinations of the 2015 annual cash bonus program targets for each of Baxalta’s named executive officers:

	2015 Annual Cash Bonus Program Targets
Name	Percentage of Base Salary	Cash Value of Target
Ludwig N. Hantson, Ph.D.	135%	$1,485,000
Robert J. Hombach	95%	$783,750
Peter G. Edwards(1)	65%	$357,500
Brian Goff	65%	$373,750
Jacopo Leonardi	65%	$325,000

(1)	In connection with the recruitment of Mr. Edwards to join Baxalta as General Counsel, Baxter set his 2015 annual cash bonus program target payout at 65% of his annual base salary and provided that he would be eligible for a full year bonus in 2015.

As described above, the first step in calculating an officer’s cash bonus payout in a given year depends on the impact of company performance relative to the financial targets set for the plan as a whole. The funding schedule associated with each metric set for the company performance ranges from 0% to 150% with the baseline for each metric being 100% (i.e., the company must achieve a given financial target for the funding for such metric to be 100% and funding can range from 0% to 150%). The band of funding around the baseline varies by metric. This variation reflects the probability of achievement of a given target based on historical performance data as well as the scope of the given metric. For each half of the year reflected in the table above, the relative weighting of the financial targets was set at 50%. Therefore, in accordance with the associated funding schedule for each metric, company performance translated into an adjustment to each officer’s cash bonus of 137% of target for the first half of the year and 150% of target for the second half of the year. Together, this resulted in an overall adjustment of each officer’s cash bonus tied directly to company performance of 143% for the full year, which is consistent with the company’s pay-for-performance philosophy.

The Compensation Committee then assigned individual performance adjustment percentages for each of the named executive officers, which had the effect of increasing the annual cash bonus program payouts to an amount above target for each named executive officer in 2015 (except for Dr. Hantson), but below the funded maximum described above. Dr. Hantson was paid the maximum bonus allowed under the Incentive Plan, equal to two times his bonus target. In determining the individual performance adjustment percentages for the named executive officers, the Compensation Committee considered the roles and relative contributions of each named executive officer in achieving the company’s strong financial results for 2015, product innovation achievements and global growth initiatives, and ultimately, the delivery of tremendous value to shareholders through negotiating and signing the merger agreement with Shire in early January 2016, all as discussed in the section of this prospectus entitled “Business.” The following table sets forth the impact both the company performance and the individual assessment had on the total annual cash bonus payout for each executive in 2015:

Name	Company Performance Funding Percentage	Cash Bonus Reflecting Company Performance	Individual Assessment	Total 2015 Annual Cash Bonus Payout
Ludwig N. Hantson, Ph.D.	143%	$2,123,550	140%	$2,970,000
Robert J. Hombach	143%	$1,120,763	144%	$1,610,000
Peter G. Edwards	143%	$511,225	157%	$804,400
Brian Goff	143%	$534,463	157%	$840,900
Jacopo Leonardi	143%	$464,750	157%	$731,300

Spin-Off Retention Cash Bonus Awards

As Baxter worked toward a successful transition plan to create two new independent companies, retaining senior leadership talent through and after the transition date was critical to both the execution of the plan and business continuity. Baxter determined to implement a program for select management employees tied to the successful completion of the separation. Under the program, participants were eligible to receive 75%–150% of their cash bonus award target based on Baxter’s assessment of their individual performance as it related to the successful completion of the separation. Under this program, Mr. Hombach, the only Baxalta named executive officer who was a participant in the program, was eligible for a cash bonus with a target of $750,000. Baxter determined that all bonuses under the program would be paid at 150% of target to recognize the time and effort each participant dedicated to the successful completion of the separation while also conducting their regular day-to-day responsibilities. Accordingly, Mr. Hombach received $1,125,000 under the program in 2015.

Other Special One-Time Bonus Awards

In connection with the recruitment of Mr. Edwards to join Baxalta as General Counsel, Baxter agreed to pay Mr. Edwards a one-time signing bonus of $250,000 in 2015.

Equity-Based Incentive Awards

Equity awards are the most significant components of each named executive officer’s compensation package. Equity awards are intended to motivate executive officers to drive the long-term performance of Baxalta and to align their interests with those of Baxalta’s shareholders. This emphasis is appropriate as these officers have the greatest role in establishing Baxalta’s direction and should have the greatest proportion of their compensation aligned with the long-term interests of shareholders. This alignment is furthered by requiring officers to satisfy the stock ownership guidelines discussed below under the heading “—Compensation Policies and Practices—Baxalta’s Stock Ownership Guidelines for Executive Officers and Non-Employee Directors; Prohibitions on Trading.”

Annual Equity Awards

Prior to the separation, Dr. Hantson and Messrs. Hombach, Goff and Leonardi participated in Baxter’s equity compensation program. Accordingly, their annual equity awards for 2015 were based on Baxter’s determination under its equity compensation program, which involved individual performance assessments and consideration of Baxter’s peer group. Mr. Edwards did not participate in Baxter’s equity compensation program because his employment with Baxter began on June 17, 2015, which was after Baxter’s regular grant date. As a result, all equity granted to Mr. Edwards in 2015 was granted under Baxalta’s equity compensation program.

Concurrently with the separation, holders of Baxter stock options, restricted stock units and performance share units, to the extent granted prior to January 1, 2015 and whether vested or unvested, generally received both adjusted Baxter awards and Baxalta awards. Baxter stock options and restricted stock units granted on or after January 1, 2015, whether vested or unvested, were generally adjusted into corresponding awards of either Baxter or Baxalta equity based on which company employed the employee holding such awards immediately following the separation, and such awards are subject to the original vesting schedule.

In connection with the separation, Baxalta approved the Incentive Plan. The Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted shares, restricted share units, performance shares, dividend equivalent units, performance share units, cash incentive awards and other equity-based awards. Baxalta intends to grant equity-based incentive awards under the Incentive Plan to its eligible employees on an annual basis. All grants of Baxalta equity-based incentive awards in connection with the separation were issued pursuant to the Incentive Plan, including special equity-based awards to Baxalta’s named executive officers, as discussed below under the section entitled “—Founders’ Grants.”

Founders’ Grants

In connection with the separation, the Compensation Committee approved a special one-time grant of stock options pursuant to the Incentive Plan to each of Dr. Hantson and Messrs. Hombach, Goff and Leonardi (each, a founders’ grant). Each stock option granted as a founders’ grant will vest in full on the fifth anniversary of July 1, 2015 (subject to accelerated vesting as discussed below under the section entitled “—Potential Payments Upon Termination or Change in Control”), the date of grant, and each was granted with an exercise price equal to the closing price of Baxalta’s common stock on date of grant, and a value equal to the amount listed next to each officer’s name based on the Black-Scholes valuation on such date:

Name	Total Award Value	Number of Options
Ludwig N. Hantson, Ph.D.	$5,500,000	507,380
Robert J. Hombach	$4,125,000	380,535
Brian Goff	$2,875,000	265,221
Jacopo Leonardi	$2,500,000	230,627

Consistent with many spin-off transactions, these one-time special founders’ grants are intended to serve as a way to ensure continued service to Baxalta by key individuals involved in the successful completion of the separation and to further strengthen the link between shareholder value creation and executive compensation.

Other Special One-Time Grants

The Baxalta Compensation Committee approved one-time incremental equity grants for each of Dr. Hantson and Messrs. Hombach, Goff and Leonardi. These grants serve to bring each of their Baxter equity grants that were converted in connection with the separation up to a level commensurate with their positions, compensation and targets at Baxalta. As Mr. Edwards joined after Baxter made its 2015 annual equity awards and prior to the separation, the Compensation Committee determined to approve an equity grant for Mr. Edwards to cover his service to Baxalta, prorated through the remainder of 2015. Each incremental equity grant was split evenly between restricted stock units and stock options, vesting ratably over three years from July 1, 2015, the date of grant. The amount of restricted stock units granted to each named executive officer was determined by the closing stock price on the date of grant. The exercise price of the stock options is equal to the closing price of Baxalta’s common stock on the date of grant. The number of stock options granted was determined utilizing a Black-Scholes valuation on such date. The following table sets forth the final number of restricted stock units and stock options granted to each of Baxalta’s named executive officers as a special one-time incremental equity grant:

Name	Total Award Value	Number of RSUs	Number of Options
Ludwig N. Hantson, Ph.D.	$5,600,000	88,889	328,253
Robert J. Hombach	$600,000	9,524	35,170
Peter G. Edwards	$1,300,000	20,635	76,202
Brian Goff	$600,000	9,524	35,170
Jacopo Leonardi	$740,000	11,746	43,376

In connection with the recruitment of Mr. Edwards to join Baxalta as General Counsel, Baxter agreed to, and the Baxalta Compensation Committee subsequently approved, an additional special one-time grant of restricted stock units with respect to shares of Baxalta common stock with a value equal to $5,100,000, with such grant representing a replacement for equity that Mr. Edwards forfeited at his prior employer upon joining Baxter in anticipation of the spin-off. The restricted stock units were granted pursuant to the Incentive Plan on July 1, 2015 and vest ratably over four years from the date of grant.

Other Benefits and Perquisites

Baxalta’s named executive officers are eligible to participate in employee benefit programs generally offered to other employees. In addition, Baxalta provides certain other perquisites to its named executive officers that are not generally available to other employees, as described below. These perquisites are reported in the “2015 Summary Compensation Table.”

Relocation Program

Baxalta maintains a relocation program for employees who are relocated for business reasons. Under this program, Baxalta provides relocation assistance to its executive officers, which may include reimbursement for commuting expenses, temporary living expenses, home sale expenses and loss on sale, household goods moving and storage, and cost of living adjustments. Prior to the separation, Dr. Hantson and Mr. Edwards were provided relocation benefits by Baxter under its relocation program. Effective upon the separation, Baxalta assumed responsibility for providing relocation benefits to Dr. Hantson and Mr. Edwards under the Baxalta relocation program. During 2015, Dr. Hantson and Mr. Edwards were paid an aggregate of $171,649 and $39,986, respectively, in relocation benefits, including amounts paid to reimburse them for the income tax payable on such benefits. For more detailed information regarding the relocation benefits provided to Baxalta’s executive officers, refer to the “2015 Summary Compensation Table.”

Pension and Supplemental Pension Plans

Baxter employees that were hired prior to December 31, 2006, including Mr. Hombach, participated in Baxter’s pension and supplemental pension plans. The named executive officers other than Mr. Hombach were not eligible to participate in Baxter’s pension and supplemental pension plans because such plans were closed to new participants as of December 31, 2006. Employees hired or rehired after that date by Baxter received an additional employer contribution from Baxter equal to 3% of his or her compensation in Baxter’s tax-qualified Section 401(k) plan and nonqualified deferred compensation plan.

In accordance with the employee matters agreement that Baxalta entered into with Baxter at the time of the spin-off, Baxalta established pension and supplemental pension plans with terms substantially similar to the corresponding plans of Baxter. The assets and liabilities under the corresponding Baxter plans with respect to transferred employees based in the United States, including Mr. Hombach, were transferred to the corresponding Baxalta plans. Transferred employees, including Mr. Hombach, are eligible to participate in such Baxalta plans to the extent they were eligible to participate in the corresponding Baxter plans as of the applicable employment transfer date. Such transferred employees will receive credit for Baxter service to the extent credited under the corresponding Baxter plan and will receive recognition for compensation paid by Baxter that was recognized under the corresponding Baxter plan as though it were compensation paid by Baxalta. For additional information regarding the employee matters agreement, refer to the section of this prospectus entitled “Agreements Between Baxter and Baxalta and Other Related Party Transactions—Agreements with Baxter—Employee Matters Agreement.”

Deferred Compensation Plan

Each of the named executive officers is eligible to participate in the Baxalta Incorporated and Subsidiaries Deferred Compensation Plan (the deferred compensation plan), which permits the officer to defer the receipt of covered compensation and receive a 3.5% company match. Baxalta allows named executive officers to participate in a deferred compensation plan to provide a market competitive plan as well as to facilitate retirement savings as part of the total compensation program in a cost- and tax-effective way for Baxalta. For Baxter employees who became Baxalta employees following the separation, including Baxalta’s named executive officers, Baxalta assumed the obligations for benefits accrued while they were Baxter employees under the Baxter deferred compensation plan. Baxalta’s deferred compensation plan permits certain management employees to defer payment and taxation of a portion of salary and bonus and receive an investment return on the deferred amount based on several investment alternatives. Contributions made by Baxalta with respect to the named executive officers are set forth in “—Executive Compesation Tables—2015 Summary Compensation Table.”

Other

All other perquisites that Baxalta provides to its named executive officers are minimal. During 2015, Baxalta’s named executive officers were eligible for reimbursement for executive physical examinations and related health services, and they participated in programs generally offered to Baxalta’s other employees, including medical insurance, dental insurance, life insurance and long-term disability insurance and Baxalta’s tax-qualified Section 401(k) plan. In addition, all employees are eligible to participate in Baxalta’s matching gifts program under which Baxalta’s program matches gifts made by employees and directors to eligible non-profit organizations. The maximum gift total for an executive officer participant in the program is $10,000 in any calendar year, which is greater than the maximum amount the program will match for other employees. For more detailed information regarding benefits and perquisites provided to Baxalta’s named executive officers, refer to “Executive Compensation Tables—2015 Summary Compensation Table.”

Compensation Policies and Practices

Baxalta’s Stock Ownership Guidelines for Executive Officers and Non-Employee Directors; Prohibitions on Trading

To align their economic interests with those of Baxalta shareholders, Baxalta’s executive officers and non-employee directors are required to own a specified amount of Baxalta stock. Each of Baxalta’s executive officers is required to achieve ownership of Baxalta common stock valued at a minimum of four times annual base salary (six times annual base salary in the case of Baxalta’s Chief Executive Officer). Each of Baxalta’s non-employee directors is required to achieve ownership of Baxalta common stock valued at a minimum of five times their annual cash retainer. In each case, the required ownership requirements must be met within five years of becoming an executive officer or non-employee director. These requirements, like the executive compensation recoupment policy discussed below, help ensure long-term focus and appropriate levels of risk-taking by Baxalta’s executive officers and non-employee directors.

Pursuant to Baxalta’s securities trading policy, all Baxalta employees, including all named executive officers, and directors are prohibited from engaging in short-term trading activities and option transactions in Baxalta stock. As a result, such persons cannot enter into any “put” or “call” options or otherwise buy or sell derivatives on any Baxalta stock. Additionally, it is Baxalta’s policy to not permit officers to pledge Baxalta stock as collateral for loans or otherwise as a security interest.

Risk Assessment of Compensation Policies and Practices

With the assistance of FwC, the Baxter Compensation Committee reviewed Baxter’s material compensation policies and practices applicable to its employees, including its executive officers, and concluded that these policies and practices do not create risks that are reasonably likely to have a material adverse effect on Baxter. The key features of the executive compensation program that support this conclusion include:

•	appropriate pay philosophy, peer group and market positioning;

•	effective balance in cash and equity mix, short- and long-term focus, corporate, business unit and individual performance focus and financial and non-financial performance measurement and discretion; and

•	meaningful risk mitigants, such as the stock ownership guidelines and executive compensation recoupment policy discussed below.

Baxalta has not yet established compensation policies and practices that differ significantly from the policies and practices established by Baxter and reviewed by the Baxter Compensation Committee. Baxalta plans to review its material compensation policies and practices once they are established by Baxalta’s Compensation Committee and expects to assess how those policies and practices may create risks that are reasonably likely to have a material adverse effect on Baxalta as such policies and practices are implemented, unless otherwise no longer necessary to the proposed merger.

Executive Compensation Recoupment Policy

Baxalta has an executive compensation recoupment policy that applies to all cash bonuses paid by Baxalta under its incentive plans and all grants of equity awarded by Baxalta to any person designated as an officer by the Board. Following any restatement of Baxalta’s financial results that requires an amendment to any previously filed results, or if an officer violates a restrictive covenant contained in any agreement between Baxalta and such officer, the Board will review the facts and circumstances relating to the restatement or the violation and take any actions it deems appropriate with respect to executive incentive compensation. With respect to a restatement, the Board will consider whether an officer received compensation based on performance reported, but not actually achieved, or was accountable for the events that led to the restatement, including any misconduct. Actions the Board may take include: recovery, reduction or forfeiture of all or part of any bonus, equity or other compensation previously provided or to be provided in the future; disciplinary actions; and the pursuit of any other remedies.

Severance Arrangements

Baxalta’s named executive officers are eligible for certain severance and change in control benefits. Severance benefits are generally set forth in the severance agreements to which each named executive officer became a party in 2015. Each severance agreement, as amended, provides for benefits to Baxalta’s named executives in connection with a change in control. In addition, in 2014 in connection with the anticipated distribution, Mr. Hombach entered into a severance agreement with Baxter that became an obligation of Baxalta upon completion of the distribution (the spin-off severance agreement). The spin-off severance agreement provides for payments to Mr. Hombach if his employment is terminated by Baxalta without “Cause” (as defined in the spin-off severance agreement) prior to the first anniversary of the distribution date. For additional information regarding severance payments and benefits, refer to the section below “—Potential Payments Upon Termination or Change in Control.”

In addition, Baxalta’s standard terms and conditions for equity grants include a “double-trigger” vesting provision, which provides that vesting would be accelerated if the recipient’s employment is terminated by Baxalta other than for “Cause” or by the recipient for “Good reason,” as such terms are defined in the Incentive Plan, in either case within two years following a change of control of Baxalta (if the awards are assumed in the transaction). For additional information regarding severance payments and benefits, refer to the section contained in this prospectus entitled “—Potential Payments Upon Termination or Change in Control.”

In the event that awards are not assumed in connection with a change of control, Baxalta’s Compensation Committee may, in its sole discretion, adjust outstanding equity incentive awards under the Incentive Plan in the manner it deems equitable, which may include cancellation of certain outstanding equity incentive awards in return for cash payment of the current value of such award, determined as though such award is fully vested at the time of payment.

Pursuant to the merger agreement related to Baxalta’s proposed merger with Shire, Shire has agreed to assume outstanding Baxalta equity incentive awards upon consummation of the merger. For additional information regarding the proposed merger, refer to the sections of this prospectus entitled “The Transactions—The Proposed Merger” and “Business—The Proposed Merger.”

Compensation Committee Interlocks and Insider Participation

During 2015, Drs. Gavin, Hockmeyer and Nader and Messrs. Forsyth (Chair) and Stroucken served on Baxalta’s Compensation Committee. None of the members of the Compensation Committee has been an officer or employee of Baxalta. None of Baxalta’s executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on Baxalta’s Compensation Committee.

Executive Compensation Tables

The following tables contain compensation information for Baxalta’s named executive officers for 2015. Each of Baxalta’s named executive officers was employed by Baxter prior to the separation; therefore, the compensation information included below for periods prior to July 1, 2015 reflects compensation earned at Baxter in accordance with the design and objectives of the Baxter executive compensation programs in place prior to the separation. The compensation decisions regarding Baxalta’s named executive officers prior to the separation were made by the Baxter Compensation Committee or by Baxter executive officers. Executive compensation decisions following the separation were made by Baxalta’s Compensation Committee. The information included in the tables below should be read in conjunction with the section above “—Executive Compensation Discussion and Analysis.”

2015 Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5)	All Other Compensation(6)	Total
Ludwig N. Hantson, Ph.D.	2015	$1,119,231	$—	$4,497,392	$9,661,907	$2,970,000	$—	$331,499	$18,580,029
President and Chief Executive Officer	2014	$833,846	$—	$972,541	$1,191,276	$1,370,850	$—	$118,315	$4,486,828
	2013	$742,308	$—	$1,096,573	$1,428,483	$1,004,250	$—	$135,267	$4,406,881

Robert J. Hombach	2015	$832,577	$1,125,000	$1,941,511	$5,786,910	$1,610,000	$1,504,883	$66,158	$12,867,039
Executive Vice President, Chief Financial Officer and Chief Operations Officer	2014	$755,000	$—	$3,886,103	$1,191,276	$1,049,061	$2,601,713	$57,478	$9,540,631
	2013	$687,692	$—	$877,271	$1,142,793	$890,435	$744,791	$54,510	$4,397,492

Peter G. Edwards	2015	$302,500	$250,000	$5,750,010	$650,003	$804,400	$—	$55,616	$7,812,529
Executive Vice President and General Counsel

Brian Goff	2015	$581,040	$—	$771,368	$3,592,024	$840,900	$—	$46,772	$5,832,104
Executive Vice President and President, Hematology	2014	$478,800	$—	$588,014	$362,252	$352,853	$—	$48,002	$1,829,921

Jacopo Leonardi	2015	$432,363	$—	$574,996	$3,057,652	$731,300	$—	$31,754	$4,828,065
Executive Vice President and President, Immunology

(1)	Amounts shown in this column represent the spin-off retention cash bonus for Mr. Hombach and the sign-on cash bonus for Mr. Edwards. Mr. Hombach was paid a $1,125,000 one-time spin-off retention cash bonus in 2015, which was approved by the Baxter Compensation Committee in connection with the spin-off. Mr. Edwards was paid a one-time signing bonus of $250,000 in 2015.
(2)	Awards granted in 2015 represent the value of RSUs granted and the value of PSUs granted in prior years for which the performance measures were established in 2015. The grant date fair value of the maximum amount of shares payable under the PSUs granted in prior years, but for which the performance measures were established in 2015, is as follows: Dr. Hantson ($960,078); Mr. Hombach ($848,312); Mr. Goff ($131,204); and Mr. Leonardi ($44,844). New PSUs were not granted to the named executive officers in 2015. Awards granted for 2014 and 2013 represent the aggregate fair value of RSUs and PSUs granted. All amounts reflect the grant date fair value computed in accordance with FASB ASC Topic 718. RSU awards were valued as of the grant date by multiplying the closing price of the common stock of the applicable entity on the NYSE on that date by the number of shares subject to the awards. Refer to Note 15 to the audited consolidated and combined financial statements contained in this prospectus for more information on how grant date fair values of PSUs were calculated. Dividend equivalents accrue on the PSUs and RSUs and are paid only if the underlying awards vest. For further information on these awards, see the “2015 Grants of Plan-Based Awards” table and the accompanying narrative.

(3)	Awards granted in 2015 represent the value of stock options, including founders’ grants made to Dr. Hantson and Messrs. Hombach, Goff and Leonardi. Amounts shown reflect a grant date fair value computed in accordance with FASB ASC Topic 718, rather than an amount paid to or realized by the named executive officer. These amounts also include the incremental fair value of the conversion from Baxter stock options granted in 2015 prior to the distribution to Baxalta stock options. Refer to Note 15 to the audited consolidated and combined financial statements contained in this prospectus for more information on how grant date fair values of the stock options were calculated. For further information on these awards, see the “2015 Grants of Plan-Based Awards” table and the accompanying narrative.
(4)	2015 amounts represent payouts under Baxalta’s 2015 annual cash bonus program. 2014 and 2013 amounts, if any, represent cash awards earned by such named executive officer under Baxter’s annual cash bonus plans. For a description of the methodology applied in determining the payouts under Baxalta’s 2015 annual cash bonus program, refer to the section above “—Executive Compensation Discussion and Analysis—Elements of Compensation—Cash Bonus Awards.”
(5)	Amounts shown in this column for Mr. Hombach represent the aggregate change in actuarial present value in his pension benefits that Baxalta assumed from Baxter in connection with the separation.
(6)	The elements of compensation included in the “All Other Compensation” column for 2015 are set forth in the table below.

The amounts shown for “All Other Compensation” for 2015 include (a) contributions to the named executive’s account under the Baxalta Incorporated 401(k) Savings Plan; (b) contributions to the named executive’s account under the deferred compensation plan; (c) Baxalta-paid life insurance premiums and matching charitable gifts; (d) relocation payments; and (e) tax reimbursements, all as detailed in the following table:

Name	401(k) Plan Contributions	Deferred Compensation Contributions	Life Insurance Premiums and Matching Charitable Gifts(1)	Relocation(2)	Tax Reimbursements(3)	Total
Ludwig N. Hantson, Ph.D.	$17,225	$140,717	$1,908	$95,513	$76,136	$331,499
Robert J. Hombach	$9,275	$54,979	$1,904	$—	$—	$66,158
Peter G. Edwards	$13,806	$1,125	$700	$24,552	$15,434	$55,616
Brian Goff	$17,225	$20,075	$9,472	$—	$—	$46,772
Jacopo Leonardi	$17,225	$13,896	$633	$—	$—	$31,754

(1)	For Mr. Goff, the amount set forth above reflects $8,500 in charitable matching contributions for 2015 made under the Baxalta matching gifts program.
(2)	In anticipation of the separation, Baxter provided relocation benefits to Dr. Hantson and Mr. Edwards under the Baxter executive relocation program. Baxalta assumed these costs and future payments associated with these benefits in connection with the separation. The amounts set forth above reflect relocation benefits provided to Dr. Hantson and Mr. Edwards related to commuting expenses, temporary living expenses, home sale expenses and loss on sale, household goods moving and storage, and/or cost of living adjustments.
(3)	Tax reimbursements represent amounts paid related to certain relocation benefits provided to Dr. Hantson and Mr. Edwards.

2015 Grants of Plan-Based Awards

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Stock and Option Awards ($)(5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Ludwig N. Hantson Ph.D.
Cash Bonus			—	1,485,000	2,970,000
Stock Option Grant	3/3/2015	(6)								287,936	$32.04	1,361,910
Stock Option Grant	7/1/2015	(7)								328,253	$31.50	2,799,997
Stock Option Grant	7/1/2015	(8)								507,380	$31.50	5,500,000
RSU Grant	3/3/2015	(6)							37,996			1,217,349
RSU Grant	7/1/2015	(9)							88,889			2,800,004
ROIC PSU Grant (tranche 3 – 2013)	3/3/2015	(10)				1,007	4,029	8,058				279,693
ROIC PSU Grant (tranche 2 – 2014)	3/3/2015	(11)				722	2,886	5,772				200,346
Robert J. Hombach
Cash Bonus			—	783,750	1,650,000
Stock Option Grant	3/3/2015	(6)								287,936	$32.04	1,361,910
Stock Option Grant	7/1/2015	(7)								35,170	$31.50	300,000
Stock Option Grant	7/1/2015	(8)								380,535	$31.50	4,125,000
RSU Grant	3/3/2015	(6)							37,996			1,217,349
RSU Grant	7/1/2015	(9)							9,524			300,006
ROIC PSU Grant (tranche 3 – 2013)	3/3/2015	(10)				806	3,224	6,448				223,810
ROIC PSU Grant (tranche 2 – 2014)	3/3/2015	(11)				722	2,886	5,772				200,346
Peter G. Edwards
Cash Bonus			—	357,500	1,100,000
Stock Option Grant	7/1/2015	(7)								76,202	$31.50	650,003
RSU Grant	7/1/2015	(9)							20,635			650,003
RSU Grant	7/1/2015	(12)							161,905			5,100,007
Brian Goff
Cash Bonus			—	373,750	1,150,000
Stock Option Grant	3/3/2015	(6)								88,168	$32.04	417,028
Stock Option Grant	7/1/2015	(7)								35,170	$31.50	300,000
Stock Option Grant	7/1/2015	(8)								265,221	$31.50	2,874,996
RSU Grant	3/3/2015	(6)							12,665			405,760
RSU Grant	7/1/2015	(9)							9,524			300,006
ROIC PSU Grant (tranche 3 – 2013)	3/3/2015	(10)				109	437	874				30,337
ROIC PSU Grant (tranche 2 – 2014)	3/3/2015	(11)				127	508	1,016				35,265
Jacopo Leonardi
Cash Bonus			—	325,000	1,000,000
Stock Option Grant	3/3/2015	(6)								39,674	$32.04	187,658
Stock Option Grant	7/1/2015	(7)								43,376	$31.50	369,997
Stock Option Grant	7/1/2015	(8)								230,627	$31.50	2,499,997
RSU Grant	3/3/2015	(6)							5,698			182,575
RSU Grant	7/1/2015	(9)							11,746			369,999
ROIC PSU Grant (tranche 3 – 2013)	3/3/2015	(10)				35	141	282				9,788
ROIC PSU Grant (tranche 2 – 2014)	3/3/2015	(11)				46	182	364				12,634

(1)

The amounts shown represent award opportunities under Baxalta’s 2015 annual cash bonus program at 100% of target bonus as well as the maximum bonus payable under the Incentive Plan. There is no minimum threshold for annual cash bonuses. Each of the “Target” and the “Maximum” column reflects the aggregate award for both performance periods in 2015 (i.e., the first half of 2015 and the second half of 2015). For each half of 2015, the maximum award for each officer was one times the base salary in effect during the relevant performance period, with the exception of Dr. Hantson, whose maximum award for each half of 2015 is one times his target bonus. The amounts shown were calculated using the following base salaries: Mr. Hombach – 825,000, Mr. Edwards – 550,000, Mr. Goff – 575,000 and Mr. Leonardi – 500,000. For 2015, the financial targets under Baxalta’s 2015 annual cash bonus program were met. As a result, the named executive officers were eligible to receive the maximum bonus subject to Baxalta’s Compensation Committee negative discretion. The actual cash bonus paid to each named executive officer for his 2015 performance is reported as “Non-Equity Incentive Plan Compensation” above in the 2015 Summary Compensation Table. For a description of the methodology applied in determining final payouts under Baxalta’s 2015 annual cash bonus program, refer to the section above “—Executive Compensation Discussion and Analysis—Elements of Compensation—Cash Bonus Awards.”
(2)	Unless otherwise noted, all stock awards (a) are RSUs granted in 2015, (b) are granted under the Incentive Plan and (c) vest ratably in annual one-third (1/3) increments over the three-year period beginning on the one-year anniversary of the grant date.
(3)	Unless otherwise noted, all stock option awards (a) are nonqualified stock options granted in 2015, (b) are granted under the Incentive Plan, (c) vest ratably in annual one-third (1/3) increments over the three-year period beginning on the one-year anniversary of the grant date and (d) have a term of ten years.
(4)	The option exercise price for the stock options dated March 3, 2015 was the closing price of Baxter common stock on the date the stock options were granted (as adjusted for the distribution). The option exercise price for the stock options dated July 1, 2015 was the closing price of Baxalta common stock on the date the stock options were granted.
(5)	For stock options granted prior to the distribution, the amounts also include the incremental fair value of the conversion from Baxter stock options to Baxalta stock options as calculated in accordance with FASB ASC Topic 718.
(6)	Awards were converted to Baxalta awards from Baxter awards granted prior to the spin-off. These awards were converted at the time of distribution using a ratio of approximately 2.1667 shares of Baxalta common stock to one share of Baxter common stock. For stock option grants, the strike price of the stock option was adjusted by dividing the exercise price for shares of Baxter common stock by approximately 0.4615.
(7)	Represents (i) incremental grant of stock options in connection with the spin-off that serves as either (y) an incremental make-whole for service to Baxalta, prorated through the remainder of 2015, or (x) as a way to cover additional and separate service to Baxalta, prorated through the remainder of 2015. See “—Executive Compensation Discussion and Analysis—Elements of Compensation—Equity-Based Incentive Awards.”
(8)	Represents a founders’ grant awarded as a special, one-time award associated with the founding of Baxalta as a new public company that are scheduled to vest in full on the fifth anniversary of July 1, 2015. For more information, refer to the section above “—Executive Compensation Discussion and Analysis—Elements of Compensation—Equity-Based Incentive Awards.”
(9)	Represents an incremental grant of RSUs in connection with the spin-off that serves as either (i) an incremental make-whole for service to Baxalta, prorated through the remainder of 2015, or (ii) as a way to cover additional and separate service to Baxalta, prorated through the remainder of 2015. For more information, refer to the section above “—Executive Compensation Discussion and Analysis—Elements of Compensation—Equity-Based Incentive Awards.”
(10)	PSU awards were granted to the executive officer in March 2013 (2013 Baxter PSUs) while the executive officer was a Baxter employee. Upon the distribution, the 2013 Baxter PSUs were converted such that for each 2013 Baxter PSU granted the executive officer received one PSU that will be paid out in Baxalta common stock and one PSU that will be paid out in Baxter common stock, both based on the achievement of annual ROIC goals over the three-year performance period commencing with the year in which the PSUs were awarded, which for this grant was January 1, 2013. The amounts set forth in the “Threshold,” “Target” and “Maximum” columns represent the number of shares of both Baxter and Baxalta common stock that would be paid out under the third of the three ROIC performance periods of the 2013 ROIC PSUs if the annual ROIC goal for 2015 meets 93%, 100% and 107% of the target, respectively. Because of the spin-off, the 2015 performance period for certain converted and outstanding PSUs, including the 2013 ROIC PSUs, was divided into two periods: (i) January 1, 2015 to June 30, 2015, based on Baxter performance during such period as reviewed and certified by Baxter’s Compensation Committee; and (ii) July 1, 2015 to December 31, 2015, based on Baxalta’s performance during such period as reviewed and certified by Baxter’s Compensation Committee with consideration given to Baxalta’s Compensation Committee assessment for such period. This modification was necessary as the performance metrics applicable to the PSUs would no longer be meaningful following the spin-off. The awards maintained their original vesting schedule. Performance was reviewed and certified by the Baxter Compensation Committee such that PSUs were earned at 62% of target payout for the first half of 2015 and at 200% of target payout for the second half of 2015.
(11)	PSU awards were granted to the executive officer in March 2014 (2014 Baxter PSUs) while the executive officer was a Baxter employee. Upon the distribution, the 2014 Baxter PSUs were converted, such that for each 2014 Baxter PSU granted the executive officer received one PSU that will be paid out in Baxalta common stock and one PSU that will be paid out in Baxter common stock, both based on the achievement of annual ROIC goals over the three-year performance period commencing with the year in which the PSUs were awarded, which for this grant was January 1, 2014. The amounts set forth in the “Threshold,” “Target” and “Maximum” columns represent the number of shares of both Baxter and Baxalta common stock that would be paid out under the second of the three ROIC performance periods of the 2014 ROIC PSUs if Baxter’s annual ROIC goal for 2015 meets 93%, 100% and 107% of the target, respectively. Because of the spin-off, the 2015 performance period for certain converted and outstanding PSUs, including the 2014 ROIC PSUs, was divided into two periods: (i) January 1, 2015 to June 30, 2015, based on Baxter performance during such period as reviewed and certified by Baxter’s Compensation Committee; and (ii) July 1, 2015 to December 31, 2015, based on Baxalta’s performance during such period as reviewed and certified by Baxter’s Compensation Committee with consideration given to Baxalta’s Compensation Committee assessment for such period. This modification was necessary as the performance metrics applicable to the PSUs would no longer be meaningful following the spin-off. The awards maintained their original vesting schedule. Performance was reviewed and certified by the Baxter Compensation Committee such that PSUs were earned at 62% of target payout for the first half of 2015 and at 200% of target payout for the second half of 2015. The remaining one-third of the 2014 ROIC PSUs, which is based on the achievement of annual ROIC goals in 2016, is not included in the above table because it is not considered granted for accounting purposes until the ROIC goals are set for the year.
(12)	Represents a special one-time grant of 161,905 RSUs granted in connection with the recruitment of Mr. Edwards to join Baxalta as General Counsel, which vest ratably over four years from the date of grant. For more information, refer to the section above “—Executive Compensation Discussion and Analysis—Elements of Compensation—Equity-Based Incentive Awards.”

Replacement Awards Granted in 2015

Replacement Awards. As discussed above, Baxalta approved the Incentive Plan in connection with the spin-off. The Incentive Plan provides for the grant of replacement awards (Replacement Awards) in accordance with the terms of the employee matters agreement entered into in connection with the spin-off. As discussed below under the heading “—Outstanding Equity Awards at 2015 Year-End—Adjustments to Equity Awards in connection with the Spin-off,” the employee matters agreement addresses, among other things, the mechanism for the conversion and adjustment of equity awards (including stock options, PSUs and RSUs) in connection with the spin-off into Replacement Awards based on shares of Baxter common stock and/or Baxalta common stock, as applicable. In connection with the spin-off, Baxalta’s named executive officers received Replacement Awards with respect to their outstanding Baxter equity-based awards, which are reflected in the “Outstanding Equity Awards at 2015 Year-End” table below.

Outstanding Equity Awards at 2015 Year-End

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Performance Period and PSU Type(3)(4)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)(4)
Ludwig N. Hantson, Ph.D.	84,367		24.83	3/4/2021	196,100	7,653,784	2013 – 2015	(G)	12,905	503,678
	88,597		26.53	3/6/2022			2014 – 2016	(G)	8,991	350,905
	79,302	39,651	32.42	3/3/2023			2013	(R)	12,905	503,678
	34,393	68,788	31.86	3/4/2024			2014	(R)	8,991	350,905
		287,936	32.04	3/3/2025
		507,380	31.50	7/1/2025
		328,253	31.50	7/1/2025
Robert J. Hombach	49,628		24.83	3/4/2021	101,361	3,956,124	2013 – 2015	(G)	10,324	402,959
	88,597		26.53	3/6/2022			2014 – 2016	(G)	8,991	350,905
	63,442	31,721	32.42	3/3/2023			2013	(R)	10,324	402,959
	34,393	68,788	31.86	3/4/2024			2014	(R)	8,991	350,905
		287,936	32.04	3/3/2025
		380,535	31.50	7/1/2025
		35,170	31.50	7/1/2025
Peter G. Edwards		76,202	31.50	7/1/2025	182,938	7,140,077
Brian Goff	37,000		23.15	6/1/2022	30,081	1,174,070	2013 – 2015	(G)	1,398	54,547
	17,182	8,591	32.42	3/3/2023			2014 – 2016	(G)	1,584	61,815
	10,458	20,918	31.86	3/4/2024			2013	(R)	1,398	54,547
		88,168	32.04	3/3/2025			2014	(R)	1,584	61,815
		265,221	31.50	7/1/2025
		35,170	31.50	7/1/2025
Jacopo Leonardi	2,051		26.53	3/6/2022	22,217	867,141	2013 – 2015	(G)	452	17,627
	5,551	2,776	32.42	3/3/2023			2014 – 2016	(G)	568	22,172
	3,754	7,509	31.86	3/4/2024			2013	(R)	452	17,627
		39,674	32.04	3/3/2025			2014	(R)	568	22,172
		230,627	31.50	7/1/2025
		43,376	31.50	7/1/2025

(1)	The chart below represents stock options vesting as follows:

Name	March 2016	July 2016	March 2017	July 2017	March 2018	July 2018	July 2020
Dr. Hantson	170,023	109,417	130,373	109,418	95,979	109,418	507,380
Mr. Hombach	162,093	11,723	130,373	11,723	95,979	11,724	380,535
Mr. Edwards	—	25,400	—	25,401	—	25,401	—
Mr. Goff	48,439	11,723	39,848	11,723	29,390	11,724	265,221
Mr. Leonardi	19,754	14,458	16,980	14,459	13,225	14,459	230,627

(2)	The amounts in the column represent RSU awards and earned but unvested PSUs from the 2013 PSU grant relating to the 2013 and 2014 ROIC performance period. The earned but unvested PSUs vested in February 2016. Amounts in the columns also represent earned but unvested PSUs from the 2014 PSU grant relating to the 2014 ROIC performance period. The earned but unvested PSUs will vest in January 2017. In addition, the amounts in the column for Dr. Hantson reflect 176,884 RSUs which include 5,339 dividend shares accrued and will vest as follows: 12,665 in March 2016, 29,334 in July 2016, 12,665 in March 2017, 16,666 in June 2017, 29,333 in July 2017, 12,667 in March 2018, 16,667 in June 2018, 30,222 in July 2018 and 16,667 in June 2019. The amounts in the column for Mr. Hombach reflect 87,519 RSUs which include 1,956 dividend shares accrued and will vest as follows: 12,665 in March 2016, 3,143 in July 2016, 12,665 in March 2017, 40,000 in June 2017, 3,143 in July 2017, 12,667 in March 2018 and 3,238 in July 2018. The amounts in the column for Mr. Edwards reflect 182,540 RSUs which include 398 dividend shares accrued and will vest as follows: 47,286 in July 2016, 47,286 in July 2017, 47,491 in July 2018 and 40,477 in July 2019. The amounts in the columns for Mr. Goff reflect 27,810 RSUs which include 444 dividend shares accrued and will vest as follows: 5,964 in March 2016, 3,143 in July 2016, 5,159 in March 2017, 3,143 in July 2017, 3,000 in September 2017, 4,223 in March 2018 and 3,238 in July 2018. The amounts in the column for Mr. Leonardi reflect 21,378 RSUs which include 243 dividend shares accrued and will vest as follows: 2,495 in March 2016, 3,877 in July 2016, 2,237 in March 2017, 3,876 in July 2017, 3,000 in September 2017, 1,900 in March 2018 and 3,993 in July 2018. Amounts shown in the columns also include the dividend shares accrued on the RSUs granted to each of the named executive officers. The market value of these unvested RSUs is based on the closing price of Baxalta common stock on December 31, 2015 ($39.03).
(3)	For the grants noted with a (G), these amounts represent the threshold number and value of shares of common stock that an officer would receive under the growth in shareholder value (GSV) PSUs granted for the 2013–2015 and 2014–2016 performance periods. The market value of the performance share units included in these columns is based on the closing price of Baxalta common stock on December 31, 2015 ($39.03). Amounts in these columns also include the dividend shares accrued on the performance share units. With respect to the GSV PSUs granted for the 2013–2015 performance period, the final award determinations have been made by the Baxter Compensation Committee, such that performance did not result in a payout thereunder. Final payouts under the GSV PSUs for the 2014–2016 performance periods will not be known until the respective performance period is completed, and therefore it is possible that no shares of common stock will be paid out under these GSV PSUs. For more information about these awards, see the section below entitled “—Adjustments to Equity Awards in connection with the Spin-off.”
(4)	For the grants noted with an (R), amounts represent the maximum number and value of shares of common stock that an officer would receive under the ROIC PSUs granted in 2013 and 2014. The market value of the performance share units included in these columns is based on the closing price of Baxalta common stock on December 31, 2015 ($39.03). Amounts in these columns also include the dividend shares accrued on the performance share units. With respect to the 2015 performance period, which is the second of the three annual ROIC performance periods for the ROIC PSUs granted in 2014 and the third of the three annual ROIC performance periods for the ROIC PSUs granted in 2013, final award determinations have been made by the Baxter Compensation Committee, and the 2013 ROIC PSUs vested on February 15, 2016 at 126%. However, the 2014 grants will not pay out until 2017, and therefore it is possible that no shares of common stock will be earned with regard to the remaining annual performance periods if the established targets are not met for those periods. For more information about these awards, see the section below entitled “—Adjustments to Equity Awards in connection with the Spin-off.”

Adjustments to Equity Awards in connection with the Spin-off. In connection with the spin-off, Baxalta entered into the employee matters agreement with Baxter, which governs, among other things, Baxalta’s compensation and employee benefit obligations following the spin-off with respect to Baxalta’s current employees. The employee matters agreement addresses, among other things, the mechanism for the adjustment and conversion of outstanding incentive awards (including stock options, PSUs and RSUs) in connection with the spin-off into Replacement Awards based on Baxter common shares and/or Baxalta’s common stock, as applicable. For purposes of the vesting of the Replacement Awards, continued employment or service with Baxter, or with Baxalta, will be treated as continued employment for purposes of both Baxter’s and Baxalta equity awards. Under the employee matters agreement and subject to limited exceptions:

•	each Baxter stock option granted prior to January 1, 2015 (other than new hire grants made on or after July 1, 2014) that remained outstanding immediately prior to the separation, whether vested or unvested, was converted concurrently with the separation into both an adjusted Baxter stock option and a Baxalta stock option;

•	each Baxter stock option granted on or after January 1, 2015 (or, with respect to new hire grants, on or after July 1, 2014), but prior to the separation that was outstanding immediately prior to the separation, whether vested or unvested, was converted concurrently with the separation into (x) an adjusted Baxter stock option in the case of Baxter employees or (y) a Baxalta stock option in the case of Baxalta employees;

•	each PSU award granted prior to January 1, 2015 that was outstanding immediately prior to the separation was converted (whether vested or unvested) into (x) a number of PSU awards that will be paid out in Baxter common stock (each a Baxter PSU award) equal to the number of Baxter common shares payable in respect of such Baxter PSU award and (y) an equal number of PSU awards that will be paid out in Baxalta common stock;

•	each holder of RSU awards granted prior to January 1, 2015 (other than new hire grants made on or after July 1, 2014) and that will be paid out in Baxter common stock (each a Baxter RSU award) that were outstanding immediately prior to the separation, whether vested or unvested, received (in addition to retaining such Baxter RSU awards) concurrently with the separation an equal number of RSU awards that will be paid out in Baxalta common stock (each a Baxalta RSU award); and

•	each Baxter RSU award granted on or after January 1, 2015 (or, with respect to new hire grants, on or after July 1, 2014) but prior to the separation that was outstanding as of immediately prior to the separation, whether vested or unvested, were converted concurrently with the separation into (x) an adjusted Baxter RSU award in the case of Baxter employees or (y) a Baxalta RSU award in the case of Baxalta employees.

Baxter PSUs were granted to Dr. Hantson and Messrs. Hombach, Goff and Leonardi in March 2013 (2013 Baxter PSUs) and March 2014 (2014 Baxter PSUs) while each executive was a Baxter employee. The 2013 Baxter PSUs and 2014 Baxter PSUs were each divided into two equal tranches. The payout of shares of Baxter common stock was set at a range of 0% to 200% of the number of PSUs awarded. The first of these tranches, the GSV PSUs, has a payout amount determined by Baxter’s growth in shareholder value up until the separation and the combined Baxter and Baxalta growth in shareholder value following the separation relative to the growth in shareholder value of the healthcare peers included in Baxter’s peer group during the three-year performance period commencing on January 1, 2013 for the 2013 Baxter PSUs and January 1, 2014 for 2014 Baxter PSUs. The second of these tranches, the ROIC PSUs, has a payout amount based on the achievement of annual or semi-annual ROIC goals over the three-year performance period commencing on January 1, 2013 for the 2013 Baxter PSUs and January 1, 2014 for 2014 Baxter PSUs. Upon the separation, the 2013 Baxter PSUs and 2014 Baxter PSUs were converted such that for each respective PSU granted prior to the spin-off, the named executive officer received one PSU that will be paid out in Baxalta common stock and one PSU that will be paid out in Baxter common stock.

Because of the spin-off, the 2015 performance period for all converted and outstanding Baxalta ROIC PSUs relating to 2013 Baxter ROIC PSUs and 2014 Baxter ROIC PSUs were divided into two periods: (i) January 1, 2015 to June 30, 2015, based on Baxter performance during such period as reviewed and certified by Baxter’s Compensation Committee; and (ii) July 1, 2015 to December 31, 2015, based on Baxalta’s performance during such period as reviewed and certified by Baxter’s Compensation Committee with consideration given to Baxalta’s Compensation Committee assessment for such period. This modification was necessary as the performance metrics applicable to such PSUs would no longer be meaningful following the spin-off. The awards maintained their original vesting schedule. Performance was reviewed and certified by the Baxter Compensation Committee such that PSUs were earned at 62% of target payout for the first half of 2015 and at 200% of target payout for the second half of 2015.

The Replacement Awards that a holder received in connection with the spin-off are subject to substantially the same terms, vesting conditions and other restrictions, if any, that were applicable prior to the spin-off.

2015 Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)(3)	Value Realized on Vesting($)(4)
Ludwig N. Hantson, Ph.D.	—	—	39,350	2,611,325
Robert J. Hombach	—	—	—	—
Peter G. Edwards	—	—	—	—
Brian Goff	—	—	13,537	906,014
Jacopo Leonardi	2,051	19,748	9,792	497,018

(1)	Mr. Leonardi exercised these stock options in March 2015, prior to the separation.
(2)	Represents the aggregate dollar amount realized upon the exercise of stock options.
(3)	Includes the amount of Baxter PSUs and RSUs that vested prior to the separation.
(4)	Represents the market value of PSUs and RSUs on the date of vesting as calculated by multiplying the closing price of Baxter’s or Baxalta’s common stock, as applicable, on the vesting date by the number of shares acquired before withholding taxes.

2015 Pension Benefits

Name	Plan Name	Number of Years Credited Service(#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Robert J. Hombach(2)	Pension Plan	26	1,400,930	—
	Supplemental Pension Plan	26	7,140,033	—

(1)	The amounts in this column have been determined as follows: the accrued benefit was calculated using pensionable earnings and benefit service through 2015; present value of this accrued benefit payable at the earlier of normal retirement (age 65) or the earliest point where it would be unreduced (85 points, where each year of age and Baxter and Baxalta service equals one point) was calculated as an annuity payable for the life of the participant only; the present value of the benefit at the assumed payment age was discounted with interest only to the current age as of measurement date. The present values of the accrued benefits disclosed in the table above are primarily based on the following assumptions:

Assumption	Value
Discount Rate	4.60%
Postretirement Mortality	Retirement Plan 2014, projected with generational improvement
Termination/Disability	None assumed
Retirement Age	Earlier of age 65 or attainment of 85 points

Other assumptions not explicitly mentioned are the same as those assumptions used for financial reporting. Please refer to Note 12 to the audited consolidated and combined financial statements contained in this prospectus for more information on these assumptions.

(2)	Aside from Mr. Hombach, all other named executive officers of Baxalta are not eligible to participate in either the pension or supplemental pension plan that Baxalta adopted from Baxter because they joined Baxter after these plans were closed as of December 31, 2006. Instead, they received an additional employer contribution equal to 3% of their compensation in Baxter’s tax-qualified Section 401(k) plan and nonqualified deferred compensation plan during their employment with Baxter in 2015 and receive additional employer contributions equal to 3% of their compensation in Baxalta’s tax-qualified Section 401(k) plan and nonqualified deferred compensation plan since the separation.

Baxalta’s tax-qualified pension plan is a broad-based retirement income plan. The normal retirement (age 65) benefit equals (i) 1.75 percent of a participant’s “Final Average Pay” multiplied by the participant’s number of years of pension plan participation, which includes participation in the Baxter tax-qualified pension plan for Baxalta employees that were transferred in connection with the separation, minus (ii) 1.75 percent of a participant’s estimated primary social security benefit, multiplied by the participant’s years of pension plan participation. “Final Average Pay” is equal to the average of a participant’s five highest consecutive calendar years of earnings out of his or her last ten calendar years of earnings. In general, the compensation considered in determining the pension payable to the named executive officer includes salary and cash bonuses awarded under the officer bonus program. Although age 65 is the normal retirement age under the pension plan, the pension plan has early retirement provisions based on a point system. Under the point system, each participant is awarded one point for each year of pension plan participation and one point for each year of age. Participants who terminate employment after accumulating at least 65 points, and who wait to begin receiving their pension plan benefits until they have 85 points, receive an unreduced pension plan benefit regardless of their actual age when they begin receiving their pension plan benefits.

Baxalta’s supplemental pension plan is offered to provide a benefit for the amount of eligible compensation that is disallowed as pensionable earnings under the pension plan pursuant to provisions of the Code which limit the benefit available to highly compensated employees under qualified pension plans. Accordingly, this plan is available to all employees eligible to participate in the pension plan whose benefit under the pension plan is limited by the Code. If the present value of the benefit exceeds $50,000, the participant will be paid in an annuity commencing when the participant is first eligible for early retirement, regardless of whether the participant elects to commence his or her qualified plan benefit at that time. As permitted by certain transitional rules under the tax regulations, persons who were participants in the Baxter plan at the end of 2007 were given a one-time option to elect a different commencement date. Deferred salary and bonus amounts that may not be included under the pension plan are included in the supplemental plan.

Participation in the Baxter pension and supplemental pension plans was closed as of December 31, 2006. Any participant who transferred to Baxalta as an employee from Baxter as part of the separation that was hired by Baxter after that date is not eligible to participate in the Baxalta pension plan or supplemental pension plan, but instead receives an additional employer contribution equal to 3% of his or her compensation in Baxalta’s tax-qualified Section 401(k) plan (and nonqualified deferred compensation plan).

2015 Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Balance at Last FYE ($)
Ludwig N. Hantson, Ph.D.	89,003	140,717	(4,410)	846,349
Robert J. Hombach	113,715	54,979	3,768	720,260
Peter G. Edwards	—	1,125	—	—
Brian Goff	—	20,075	729	35,341
Jacopo Leonardi	—	13,896	631	27,559

(1)	Amounts in this column are included in either the “Salary” or “Non-Equity Incentive Plan Compensation” columns of the “2015 Summary Compensation Table.”
(2)	Amounts in this column are included in the “All Other Compensation” column of the “2015 Summary Compensation Table.”
(3)	Amounts in this column are not included in the 2015 Summary Compensation Table as Baxalta’s deferred compensation plan provides participants with a subset of investment elections available to all eligible employees under Baxalta’s tax-qualified Section 401(k) plan.

A participant in Baxalta’s deferred compensation plan may elect to defer a portion of his or her eligible compensation (up to 50% of base salary and up to 100% of eligible bonus) during the calendar year as long as the participant makes such election prior to the beginning of the calendar year or within a prescribed period after beginning employment with Baxalta. For named executive officers, eligible compensation under the deferred compensation plan includes a participant’s base salary and any annual cash bonus. Participants in the deferred compensation plan may select from a subset of investment elections available to all eligible employees under Baxalta’s tax-qualified Section 401(k) plan. Amounts in a participant’s account are adjusted on a daily basis upward or downward to reflect the investment return that would have been realized had such amounts been invested in the investments selected by the participant. Participants may elect to change their investment elections once each calendar month. Baxalta is also required to match contributions to the deferred compensation plan dollar-for-dollar up to 3.5% of a participant’s eligible compensation. Any participant who transferred to Baxalta as an employee from Baxter as part of the separation that either was hired by Baxter after December 31, 2006, or elected as of January 1, 2008 will not continue to accrue benefits in the Baxter pension plan, but instead receives a Baxalta contribution equal to 3.0% of his or her eligible compensation in excess of the compensation that is recognized in the tax-qualified Section 401(k) plan, regardless of whether the participant is otherwise eligible to elect to defer a portion of his or her compensation. Deferrals under the plan are not recognized as eligible compensation for the qualified pension plan (but are recognized in the supplemental pension plan) or in calculating benefit pay under Baxalta’s welfare benefit plan and result in lower compensation recognized for company matching under Baxalta’s tax-qualified Section 401(k) plan.

Participants may elect to be paid distributions either in a lump sum payment or in annual installment payments over two to fifteen years. Such election must be made when the participant first becomes eligible to participate in the plan. Distributions will be paid in the first quarter of the plan year following such participant’s termination of employment unless such participant is a “specified employee” as defined in Section 409A of the Code. No distributions will be paid in connection with the termination of a specified employee until at least six months following such termination and any amounts that would have otherwise been paid during such six month period shall be accumulated and paid in a lump sum, without interest, at the expiration of such period.

Potential Payments Upon Termination or Change in Control

On July 1, 2015, each of Baxalta’s named executive officers became a party to a severance agreement with Baxalta that provides for certain payments in the event Baxalta undergoes a change in control and such executive officer is involuntarily terminated by the company or voluntarily terminates his employment with the company for “good reason,” as that term is defined in the severance agreement. In the case of Dr. Hantson and Mr. Hombach, each had an existing severance agreement with Baxter prior the separation. These severance agreements became obligations of Baxalta upon completion of the separation and were terminated as a consequence of Dr. Hantson and Mr. Hombach entering into severance agreements with Baxalta. In consideration for the benefits provided under the severance agreement, each named executive officer has agreed with Baxalta to be bound for two years from the date of his termination to noncompetition, nonsolicitation and nondisparagement covenants. A condition for receiving the payments discussed below is the execution of a customary release of claims in a form reasonably acceptable to Baxalta.

Payments under the severance agreements, as amended, as of December 31, 2015 included:

•	a lump sum cash payment generally equal to twice the aggregate amount of such officer’s salary and target bonus (reported as severance payments in the table below);

•	a prorated bonus payment;

•	a lump sum cash payment generally equal to continued retirement and savings plan accruals for two years;

•	two years of continued health and welfare benefit coverage;

•	outplacement expense reimbursement in an amount not exceeding $50,000; and

•	a “cutback,” such that, to the extent payments under the severance agreement would trigger excise tax, payments would be reduced to the extent necessary to prevent any portion of the payments from becoming nondeductible by Baxalta under Section 280G of the Code or subject to the excise tax imposed under Section 4999 of the Code, but only if, by reason of that reduction, the net after-tax benefit received by the executive exceeds the net after-tax benefit the executive would receive if no reduction was made.

The table set forth below shows Baxalta’s potential payment and benefit obligations to each named executive officer assuming that a change in control of Baxalta has occurred and, as a result, such officer is terminated or terminates his employment for good reason on December 31, 2015. The accelerated vesting of equity awards that is included in the table below would occur as a result of the terms of the equity compensation programs governing these awards, which are broadly applicable to all recipients, rather than as a result of the terms of the severance agreements.

	Dr. Hantson	Mr. Hombach	Mr. Edwards	Mr. Goff	Mr. Leonardi
Severance Payments	$5,170,000	$3,217,500	$1,815,000	$1,897,500	$1,650,000
Prorated Bonus Payments(1)	$1,485,000	$783,750	$357,500	$373,750	$325,000
Additional Payments Related to Retirement and Savings Plans	$315,883	$1,206,574	$117,888	$116,361	$90,931
Health and Welfare Benefit Coverage	$34,158	$34,150	$31,253	$32,386	$31,608
Accelerated Vesting of Equity Awards(2)(3)	$22,007,597	$14,226,293	$7,713,878	$4,936,495	$3,591,105
Outplacement Expenses	$50,000	$50,000	$50,000	$50,000	$50,000
Tax Cutback(4)	$—	$—	$—	$(515,225)	$—

Total	$29,062,638	$19,518,267	$10,085,520	$6,891,267	$5,738,644

(1)	Represents full 2015 bonus target as the officer would receive an annual bonus payment for the performance period in which the termination occurs.
(2)	Represents the “in-the-money” value of unvested stock options, the value of unvested RSUs and the target amount of PSUs based on Baxalta’s closing stock price on December 31, 2015 ($39.03) and Baxter’s closing stock price on December 31, 2015 ($38.15).
(3)	For each of Mr. Hombach and Mr. Goff, amounts also include the value of retention awards in the form of Baxter RSUs that each received in June 2014 and September 2014, respectively. These retention RSUs were granted in anticipation of the separation, vest on the third anniversary from the date of grant and vest immediately in the event of an involuntary termination, except for a termination for “Cause” (as defined in the equity compensation program under which such RSUs were issued). Upon the separation, these Baxter RSUs converted into Baxalta RSUs, subject to the same vesting terms. At December 31, 2015, each had the following number of retention RSUs outstanding: Mr. Hombach—40,000 and 1,267 dividend shares accrued, with a value based on Baxalta’s closing stock price referenced in Footnote 2 above; and Mr. Goff—3,000 and 73 dividend shares accrued, with a value based on Baxalta’s closing stock price referenced in Footnote 2 above.
(4)	Represents the amount that would need to be forfeited by the executive pursuant to the “cutback” provision in their severance agreement as of December 31, 2015.

Severance Agreement Amendment

In connection with entering into the merger agreement, on January 11, 2016, Baxalta agreed to amend its severance agreements. The severance agreement amendments provide certain executive officers, including all of Baxalta’s named executive officers, with a full tax gross-up for excess parachute payments within the meaning of Section 280G of the Code if there is a change of control and the severance benefits provided in the severance agreements exceed the 280G limit.

Spin-Off Severance Agreement

In 2014, in connection with the anticipated separation, Mr. Hombach entered into a severance agreement with Baxter, which was assumed by Baxalta (the spin-off severance agreement). The spin-off severance agreement provides for payments to Mr. Hombach if his employment is terminated by Baxalta without “Cause” (as defined in the spin-off severance agreement) prior to July 1, 2016, the first anniversary of the completion of the separation. In such event, the payments include a lump sum payment equal to 1.5 times Mr. Hombach’s salary and target bonus, a lump sum payment covering six months of cost-sharing for health insurance coverage and outplacement expense reimbursement in an amount not exceeding $50,000. The table set forth below shows Baxalta’s potential payment and benefit obligations to Mr. Hombach assuming that he was terminated by Baxalta without “Cause” (as defined in the spin-off severance agreement) on December 31, 2015.

Mr. Hombach
Severance Payments	$2,413,125
Health and Welfare Benefit Coverage	8,141
Outplacement Expenses	50,000

Total	$2,471,266

Pursuant to the terms of the spin-off severance agreement, to the extent that any other agreement, including Mr. Hombach’s other severance agreement with the company, also provides for the payment of severance upon a termination of employment occurring during the term of the spin-off severance agreement, Mr. Hombach would only be entitled to receive the greater of the severance provided under the spin-off severance agreement or such other agreement or arrangement, without duplication.

Equity Compensation Plan Information

The following table provides information relating to shares of common stock that may be issued under Baxalta’s existing equity compensation plans as of December 31, 2015.

Plan Category	(a) Number of Shares to be Issued upon Exercise of Outstanding Options, Warrants and Rights		(b) Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights		(c) Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column(a))
Equity Compensation Plans Approved by Shareholders	41,802,676	(1)(4)	$29.55	(2)	41,368,439	(3)
Equity Compensation Plans Not Approved by Shareholders	—		—		—

Total	41,802,676	(1)(4)	$29.55	(2)	41,368,439

(1)	Excludes purchase rights under the Employee Stock Purchase Plan. Under the Employee Stock Purchase Plan, eligible employees may purchase shares of common stock through payroll deductions of up to 15% of base pay at a purchase price equal to 85% of the closing market price on the purchase date (as defined by the Employee Stock Purchase Plan). A participating employee may not purchase more than $25,000 in fair market value of common stock under the Employee Stock Purchase Plan in any calendar year and may withdraw from the Employee Stock Purchase Plan at any time.
(2)	Restricted stock units and performance share units are excluded when determining the weighted-average exercise price of outstanding options.
(3)	Includes (i) 2,560,866 shares of common stock available for purchase under the Employee Stock Purchase Plan and (ii) 38,807,573 shares of common stock available under the 2015 Incentive Plan.
(4)	Includes outstanding awards of 37,709,440 stock options, which have a weighted-average exercise price of $29.55 and a weighted-average remaining term of 6.6 years, 3,480,192 shares of common stock issuable upon vesting of restricted stock units, and 613,044 shares of common stock reserved for issuance in connection with performance share unit grants.

AGREEMENTS BETWEEN BAXTER AND BAXALTA AND OTHER RELATED PARTY TRANSACTIONS

Agreements with Baxter

Following the separation, Baxalta and Baxter operate separately, each as an independent public company. Prior to the separation, Baxalta and Baxter entered into a separation and distribution agreement and several other agreements to effect the separation and provide a framework for Baxalta’s relationship with Baxter after the separation. These agreements govern the relationships between Baxter and Baxalta subsequent to the completion of the separation and provide for the separation between Baxter and Baxalta of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation. In addition to the separation and distribution agreement (which contains many of the key provisions related to Baxalta’s separation from Baxter and the distribution of certain of Baxalta’s shares of common stock to Baxter stockholders), these agreements include:

•	the transition services agreement;

•	the long term services agreement;

•	the tax matters agreement;

•	the manufacturing and supply agreement;

•	the employee matters agreement;

•	the trademark license agreement;

•	the Galaxy license agreement;

•	the international commercial operations agreement; and

•	the stockholder’s and registration rights agreement with respect to Baxter’s continuing ownership of Baxalta common stock.

The material agreements described below have been filed as exhibits to the registration statement of which this prospectus forms a part, and the summaries below set forth the terms of the agreements that Baxalta believes are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements.

Baxter and Baxalta entered into other agreements prior to the separation that are not material to Baxalta’s business. These agreements include lease and sublease agreements, agreements related to sharing of resources and costs related to company planes, as well as certain distribution and other commercial agreements. In connection with the merger, Baxalta also entered into a letter agreement with Baxter and Shire, which addresses certain aspects of the tax matters agreement and modifies certain aspects of the shareholder’s and registration rights agreement. For more information on the letter agreement, refer to the section below “—Letter Agreement.”

Revenues associated with the manufacturing and supply agreement with Baxter were $71 million during the six months ended December 31, 2015 and $41 million during the three months ended March 31, 2016. The manufacturing and supply agreement did not contribute a significant amount of gross margin or net income to the company’s results of operations during the six months ended December 31, 2015 or the three months ended March 31, 2016. Additionally, during the six months ended December 31, 2015 and the three months ended March 31, 2016, the company incurred selling, general and administrative expenses of approximately $65 million and $30 million, respectively, associated with the transition services agreement. Net costs charged to Baxter related to the long term services agreement were immaterial for the six months ended December 31, 2015 and for the three months ended March 31, 2016.

Under the terms of the international commercial operations agreement with Baxter, the company is responsible for the business activities conducted by Baxter on its behalf in certain countries, and is subject to the risks and entitled to the benefits generated by these operations and assets. As a result, the related assets and liabilities and results of operations have been reported in the company’s consolidated financial statements as of and for the six months ended December 31, 2015 and in the company’s condensed consolidated and combined interim financial statements as of and for the three months ended March 31, 2016. Net sales related to these operations totaled approximately $414 million and $121 million during the six months ended December 31, 2015 and the three months ended March 31, 2016, respectively. At December 31, 2015, the assets and liabilities consisted of inventories of $101 million, other current assets of $236 million and accrued liabilities of $46 million. At March 31, 2016, the assets and liabilities consisted of inventories of $29 million, other current assets of $97 million and accrued liabilities of $10 million. The decreases in inventories and assets and liabilities to be transferred to Baxalta, held by Baxter were primarily due to completion of the legal transfer of certain operations during the three months ended March 31, 2016.

Other amounts due to or from Baxter primarily relate to intercompany balances which originated prior to the separation and ongoing transactions with Baxter associated with the separation-related agreements described above, including current tax-related indemnification liabilities of $4 million and $75 million as of March 31, 2016 and December 31, 2015, respectively, and long-term tax-related indemnification liabilities of $69 million and $51 million as of March 31, 2016 and December 31, 2015, respectively. Certain indemnification liabilities classified as short-term as of December 31, 2015 were settled during the three months ended March 31, 2016 or were reclassified to long-term as of March 31, 2016 due to changes in the estimated date of resolution. The company recorded a gain in other (income) expense, net of $20 million during the three months ended March 31, 2016 following the settlement of an indemnification liability with Baxter.

The Separation and Distribution Agreement

The separation and distribution agreement sets forth the agreements between Baxter and Baxalta regarding the principal transactions required to effect Baxalta’s separation from Baxter and other agreements governing Baxalta’s relationship with Baxter.

The separation and distribution agreement identified assets transferred, liabilities assumed and contracts assigned to each of Baxalta and Baxter as part of the separation, and it provided for when and how these transfers, assumptions and assignments were to have occurred or will occur. In particular, the separation and distribution agreement provides, among other things, for the following, subject to the terms and conditions contained therein:

•	certain assets related to the businesses and operations of Baxter’s biopharmaceuticals business and any other assets specified in the separation and distribution agreement, which are collectively referred to as the Baxalta Assets, were or will be transferred to Baxalta or one of Baxalta’s subsidiaries;

•	certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the Baxalta Assets, other liabilities related to the businesses and operations of Baxter’s biopharmaceuticals business and any other liabilities specified in the separation and distribution agreement, which are collectively referred to as the Baxalta Liabilities, were retained by or transferred to Baxalta or one of Baxalta’s subsidiaries;

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Baxalta Assets and Baxalta Liabilities (such assets and liabilities are referred to as the Baxter Assets and Baxter Liabilities, respectively) were retained by or transferred to Baxter or one of its subsidiaries; and

•	Baxalta and Baxter were and are to continue to use commercially reasonable efforts to cause certain shared contracts to be assigned in part to Baxalta or Baxalta’s applicable subsidiaries, appropriately amended, or replaced or otherwise addressed in a manner that allows each of Baxalta and Baxter and their respective subsidiaries to retain the appropriate portion of the benefits and burdens of those contracts in light of the separation of the biopharmaceuticals business from Baxter’s other businesses.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither Baxalta nor Baxter made any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Baxalta or Baxter, or as to the legal sufficiency of any assignment document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as set forth in the separation and distribution agreement or any ancillary agreement, all assets were transferred on an “as is,” “where is” basis and the respective transferees bears the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with. In general, each of Baxter and Baxalta assumed liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and have agreed to indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters. In addition, the separation and distribution agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Baxalta business with Baxalta and financial responsibility for the obligations and liabilities of Baxter’s remaining business with Baxter. Specifically, each of Baxalta and Baxter have agreed to indemnify, defend and hold harmless the other party, its subsidiaries and their respective directors, officers, employees and agents against any liabilities resulting from, arising out of or resulting from, directly or indirectly:

•	the liabilities that each such party assumed or retained pursuant to the separation and distribution agreement (which, in the case of Baxalta, would include the Baxalta Liabilities and, in the case of Baxter, would include the Baxter Liabilities);

•	in the case of Baxalta, the conduct of any business by it or any of its subsidiaries following the separation;

•	in the case of Baxter, the conduct by it and its subsidiaries of their respective businesses, other than as conducted on behalf of Baxalta or any of its subsidiaries;

•	any breach by such party of the separation and distribution agreement or the other transaction agreements (subject to the limitations, if any, expressly set forth in such agreements);

•	in the case of Baxalta, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in Baxalta’s registration statement on Form 10 initially filed under the Exchange Act on December 10, 2014, together with all amendments and supplements thereto or the information statement forming a part of such registration statement as the same may be amended or supplemented from time to time, except to the extent made explicitly in Baxter’s name or the omission of which makes any statement made explicitly in Baxter’s name misleading; and

•	in the case of Baxter, any untrue statement or alleged untrue statement of a material fact made explicitly in Baxter’s name in Baxalta’s registration statement on Form 10 initially filed under the Exchange Act on December 10, 2014, together with all amendments and supplements thereto or the information statement forming a part of such registration statement as the same may be amended or supplemented from time to time, or an omission or alleged omission to state a material fact necessary to make any such statement made explicitly in Baxter’s name not misleading.

The separation and distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Each of the parties agreed to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things necessary or advisable under applicable law or contractual obligations to consummate the transactions contemplated by, and effectuate the provisions and purposes of, the separation and distribution agreement and the other transaction agreements. The separation and distribution agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to Baxalta or Baxter, as applicable, did not occur prior to the separation (including as a result of governmental or other required third-party consents not being received prior to such time), then until such assets or liabilities are able to be transferred or assigned, Baxalta or Baxter, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform and discharge such liabilities, for which the other party will reimburse Baxter or Baxalta, as applicable, for all payments made in connection with the performance and discharge of such liabilities.

The separation and distribution agreement also governs the rights and obligations of Baxter and Baxalta regarding the separation.

Under the separation and distribution agreement, following the separation, Baxalta and Baxter are obligated to provide each other access to information in certain circumstances. The separation and distribution agreement also imposes obligations with respect to retention of information and confidentiality.

The separation and distribution agreement provides for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to completion of the separation and sets forth procedures for the administration of insured claims. In addition, the separation and distribution agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies.

Transition Services Agreement

Baxalta and Baxter entered into a transition services agreement prior to the separation pursuant to which Baxalta and Baxter and their respective subsidiaries provide to each other, on an interim, transitional basis, various services. The services to be provided by Baxter include, among others, finance, information technology, human resources, quality, supply chain and certain other administrative services, and will generally be provided on a cost-plus basis. The services generally commenced on the distribution date and will generally terminate within 24 months (or 36 months in the case of certain information technology services) following the distribution date.

Baxalta anticipates that it will be in a position to complete the transition away from most of the transition services on or before the date that is 24 months following the distribution date, or 36 months in the case of certain information technology services. The recipient of services will generally have the right to terminate any or all services upon 180 days’ notice and will have the right to extend the initial duration of some or all of the services for up to six months.

Long Term Services Agreement

Baxter and Baxalta entered into a long term services agreement prior to the separation pursuant to which Baxter and Baxalta and their respective subsidiaries provide to each other certain services at facilities shared by the parties following the separation. These services include providing utilities and other critical services, the absence of which could disrupt the parties’ operations. The recipient of services generally has the right to terminate any or all services upon 180 days’ notice. The services are generally provided on a cost basis in light of the services generally allowing the parties to each benefit from the continued sharing of fixed costs for services used by each of them.

Tax Matters Agreement

Baxalta and Baxter entered into the tax matters agreement prior to the distribution which generally governs Baxalta’s and Baxter’s respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. In addition, the tax matters agreement addresses the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution. In addition, under the tax matters agreement, Baxalta is required to indemnify Baxter against any tax liabilities resulting from

Baxalta’s action or inaction that causes the Baxter Transactions or certain related transactions to be taxable. Baxalta is required to indemnify Baxter against any tax liabilities as a result of the acquisition of Baxalta’s stock or assets, even if Baxalta did not participate or otherwise facilitate the acquisition.

On January 11, 2016, Baxter, Shire and Baxalta entered into the letter agreement in connection with the merger, which, among other things, supplements certain aspects of the tax matters agreement. Under the letter agreement, from and after the closing of the merger, Baxalta agreed to indemnify, and Shire agreed to guarantee such indemnity to, Baxter and each of its affiliates and each of their respective officers, directors and employees against certain tax-related losses attributable to, or resulting from (in whole or in part) the merger (as described in more detail in the letter agreement). For a description of the letter agreement, refer to the section below “—Letter Agreement.” For a description of Baxter’s waiver of certain rights contained in the tax matters agreement, see “Risk Factors—Risks Related to the Separation and Distribution—Baxalta may not be able to engage in certain corporate transactions after the separation.”

Baxalta’s and Shire’s indemnification obligations to Baxter and its subsidiaries, officers, directors and employees under the tax matters agreement and letter agreement are not limited in amount or subject to any cap. If Baxalta and Shire are required to indemnify Baxter and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement (as supplemented by the letter agreement), it could have a material adverse effect on Baxalta and Shire.

For a description of the potential effect of the merger on the tax treatment of the Baxter Transactions, including this exchange offer, refer to the section of this prospectus entitled “Risk Factors—Risks Related to the Proposed Merger with Shire—The merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable.”

Manufacturing and Supply Agreement

Baxalta entered into a manufacturing and supply agreement with Baxter prior to the separation pursuant to which Baxalta or Baxter, as the case may be, will manufacture, label and package products for the other party.

The terms of the manufacturing and supply agreement range in initial duration from five to ten years, with the five-year arrangements generally having a single one-year extension right and the ten-year arrangements having four five-year extension rights. The manufacturing and supply obligations will generally be performed on a cost-plus basis.

The terms of the manufacturing and supply agreement are subject to early termination at the option of the purchaser upon not less than one-year’s notice, and are also subject to termination in the event of ongoing breach not cured within 60 days or a bankruptcy-related event of the other party.

The manufacturing and supply agreement provides Baxalta the right during the ten-year initial term for manufacturing of Baxalta’s Flexbumin products (plus any extension period thereafter when Baxter continues to have such production capabilities) to purchase equipment that includes Baxter proprietary technology used to manufacture Baxalta’s Flexbumin product line. Any such equipment purchased by Baxalta will be at Baxter’s fully loaded costs thereof, plus the same mark-up applied to other production under the manufacturing and supply agreement. Baxalta’s rights to such technology are limited by the terms of the Galaxy license agreement described below in the section entitled “Galaxy License Agreement,” including with respect to the use of such technology and the physical location and ownership of any such equipment.

Employee Matters Agreement

Baxalta also entered into an employee matters agreement with Baxter. The employee matters agreement allocates assets, liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation, including the treatment of outstanding incentive awards and certain retirement and welfare benefit obligations, both in and outside of the United States.

The employee matters agreement provides that, unless otherwise specified, Baxalta will be responsible for liabilities associated with employees who transferred to Baxalta, whether incurred prior to or after the separation, and Baxter will be responsible for liabilities associated with other employees, including employees retained by Baxter and, except in only a limited number of locations, any former employee.

Baxalta employees generally became eligible to participate in Baxalta benefit plans as of the distribution date. In general, Baxalta benefit plans contain terms substantially similar to those of the corresponding Baxter plans.

In general, Baxalta will credit each employee with his or her service with Baxter prior to the separation for all purposes under the Baxalta benefit plans, so long as such crediting does not result in a duplication of benefits.

In accordance with the employee matters agreement, Baxalta has established a deferred compensation plan (the Baxalta DCP), with terms comparable in the aggregate to those of the Baxter International Inc. and Subsidiaries Deferred Compensation Plan as of the distribution date, except that the investment options are different under the Baxalta DCP. Additionally, Baxalta assumed, and has caused the Baxalta DCP to assume, all liabilities for obligations under the Baxter International Inc. and Subsidiaries Deferred Compensation Plan for the benefits of each transferred employee. Also, Baxter and Baxalta have caused the accounts of each transferred employee participating in the Baxter International Inc. and Subsidiaries Deferred Compensation Plan to be transferred to the Baxalta DCP. Baxalta has credited each transferred employee’s account with the amount deferred by such person into the Baxter International Inc. and Subsidiaries Deferred Compensation Plan as of the employment transfer date (plus employer contributions) and will recognize and honor all deferral and distribution elections made by such individual.

Baxalta has established a U.S. pension plan with terms substantially similar to the corresponding plan at Baxter and non-U.S. pension and retirement plans (whether defined contribution or defined benefit pension plans) with terms reasonably comparable to the corresponding non-U.S. plans at Baxter; provided that in a limited number of countries the parties will continue to share plans for a transitional period. The assets and liabilities under the corresponding Baxter plans with respect to transferred employees have been or will be transferred to the corresponding Baxalta plan. Transferred employees are eligible to participate in such Baxalta plans to the extent they were eligible to participate in the corresponding Baxter plans as of the applicable pension separation date or employment transfer date, and they will receive credit for Baxter service to the extent credited under the corresponding Baxter Plan and recognition for compensation paid by Baxter that was recognized under the corresponding Baxter plan as though it were compensation paid by Baxalta.

Welfare Plans

Baxalta has established health and welfare plans with terms comparable in the aggregate to the corresponding Baxter health and welfare plans. Baxalta will use commercially reasonable efforts to cause such plans to waive for purposes of initial enrollment all limitations as to preexisting conditions, service conditions or waiting periods that were not in effect under the corresponding Baxter health and welfare plans as of the employment transfer date, and to take into account eligible expenses incurred by a transferred employee in the portion of the year prior to the transfer date for purposes of satisfying deductible and other out-of-pocket requirements, as well as prior claim experience with the corresponding Baxter health and welfare plans with respect to maximum benefits available.

In accordance with the employee matters agreement, Baxter retains liability for claims incurred under the Baxter health and welfare plans, except that Baxalta is responsible for claims incurred by employees who have transferred to Baxalta. Baxalta shall generally be responsible for disability benefits with respect to transferred employees, subject to exceptions specified in the employee matters agreement. Following the distribution date, Baxalta employees will generally participate in Baxalta’s health and welfare plans. Baxter retains liability for retiree medical and life insurance benefits for employees continuing with Baxter and for former employees.

Equity Compensation Awards

The employee matters agreement provides that the outstanding Baxter equity awards held by Baxter and Baxalta employees are to be treated as described in the section of this prospectus entitled “Executive Compensation—Executive Compensation Discussion and Analysis—Elements of Compensation—Equity-Based Incentive Awards.” If local regulations outside the United States or the terms of any employment agreement do not permit use of any adjustment method described therein or would cause an adverse effect for equity award holders, a compliant alternative adjustment method is to be used.

Trademark License Agreement

Baxalta and Baxter entered into a transitional trademark license agreement pursuant to which each has granted the other a non-exclusive, royalty-free and worldwide license to use certain of each other’s trademarks following the separation, with the license granted to Baxter limited to use by Baxter in its performance of its obligations under the separation transaction agreements. The license to Baxalta allows it to continue using certain of Baxter’s trademarks (including the Baxter name) in order to provide sufficient time for Baxalta to rebrand or phase out its use of the licensed marks. Baxalta will use commercially reasonable efforts to take all such actions necessary to allow it to conduct its business without using Baxter’s trademarks and will generally discontinue such use as soon as reasonably practicable. In addition to the general requirement that Baxalta discontinue use as soon as reasonably practicable, Baxalta is required to cease all use of the licensed marks within a specified period of time after the distribution date. If Baxalta is unable to discontinue use of the licensed marks within these time frames, it may request Baxter’s consent for an extension with such consent not to be unreasonably withheld. Baxter may immediately terminate its license to Baxalta if Baxalta breaches any of its obligations under the agreement and fails to cure such breach within a reasonable period of time.

Galaxy License Agreement

Baxalta entered into an intellectual property license agreement with Baxter pursuant to which Baxalta received a perpetual, non-transferrable, non-sublicenseable, royalty-free, fully paid, worldwide license to certain intellectual property known as the Galaxy technology in order to allow Baxalta to continue using such technology in its plasma-derived products. This license primarily provides Baxalta with the right to Galaxy trademarks, as well as know-how and trade secrets necessary to operate and maintain (but not to manufacture) equipment using the Galaxy technology. The license is exclusive to Baxalta with respect to the production and packaging of products that are primarily and directly derived from the fractionation of plasma, and Baxalta’s rights only apply to the production and packaging of any of Baxalta’s products that are primarily and directly derived from the fractionation of plasma.

The license rights granted to Baxalta only apply with respect to specified equipment purchased or otherwise transferred from Baxter, and only with respect to the use of such equipment at a list of Baxalta-owned locations agreed upon in advance by Baxter and Baxalta.

The license is subject to termination in the event of ongoing breach not cured within 45 days, a bankruptcy-related event of the other party or in connection with any assignment in violation of the agreement. Following any termination or at any time when Baxter has the right to terminate the license agreement, Baxter will have the right to purchase any of the specified equipment to which the license rights apply or applied at a price equal to the then-current net book value of such equipment.

International Commercial Operations Agreement

The local separation of Baxalta’s business in certain countries outside the United States did not occur prior to the distribution date due to regulatory requirements, the need to obtain consents from local governmental authorities, and other business reasons. The international commercial operations agreement provides for the conduct of the Baxalta business by Baxter in such countries until the local separation is completed, and provides that Baxalta will be subject to all the risks and burdens of, and will be entitled to all the rewards generated by, the Baxalta business during such period. The international commercial operations agreement also governs the process for the local separation of Baxalta’s business following the distribution date.

Shareholder’s and Registration Rights Agreement

Baxter and Baxalta entered into a shareholder’s and registration rights agreement pursuant to which Baxalta agreed that, upon the request of Baxter or certain subsequent transferees as further defined therein, Baxalta will use its reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of Baxalta’s common stock retained by Baxter. Baxter exercised a portion of its demand registration rights pursuant to such agreement to cause Baxalta to register the shares to be exchanged in this exchange offer. In addition, Baxter agreed to vote any shares of Baxalta’s common stock that it retains immediately after the distribution in proportion to the votes cast by Baxalta’s other stockholders. In connection with such agreement, Baxter grants Baxalta a proxy to vote its shares of Baxalta’s retained common stock in such proportion. Such proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Baxter to a person other than Baxter, and neither the shareholder’s and registration rights agreement nor proxy limits or prohibits any such sale or transfer. The letter agreement among Baxalta, Baxter and Shire entered into in connection with the proposed merger modifies certain aspects of the shareholder’s and registration rights agreement.

Letter Agreement

On January 11, 2016, Baxter, Shire and Baxalta entered into a letter agreement (the letter agreement) in connection with the merger, which, among other things, addresses certain aspects of the tax matters agreement and modifies certain aspects of the shareholder’s and registration rights agreement.

Under the letter agreement, Baxter agreed under certain circumstances to express its support for the merger and waived its appraisal rights under Delaware law in connection with the merger. Under the letter agreement, Baxter represented to Shire and Baxalta that it had received an opinion from its tax advisor and, in connection with the execution of the merger agreement, Shire received an opinion from its tax advisor, Cravath, Swaine & Moore LLP (Cravath). In addition, under the letter agreement, immediately prior to the closing of the merger, Baxter, Shire and Baxalta agreed to deliver certain representation letters to each of Cravath and Baxter’s tax advisor. The letter agreement provides that Baxter will use its reasonable best efforts to cause its tax advisor to deliver a tax opinion immediately prior to the closing of the merger as required by the letter agreement, and Shire will use its reasonable best efforts to cause Cravath to deliver immediately prior to the closing of the merger a tax opinion required by the letter agreement.

Under the letter agreement, from and after the closing of the merger, Baxalta agreed to indemnify, and Shire agreed to guarantee such indemnity to, Baxter and each of its affiliates and each of their respective officers, directors and employees against certain tax-related losses resulting from the merger (other than losses resulting from any disposition of Baxalta common stock by Baxter (i) that are not attributable to the merger and (ii) other than in the distribution on July 1, 2015 and certain debt-for-equity exchanges, exchange offers, contribution of Baxalta shares to Baxter’s U.S. pension fund or a dividend distribution to Baxter’s stockholders (in each case as contemplated by the letter agreement)).

Under the letter agreement, Shire agreed to cooperate with Baxalta and Baxter to enable Baxalta to comply with its obligations under the shareholder’s and registration rights agreement and to use its reasonable best efforts to facilitate Baxter’s disposition of Baxalta common stock in certain SEC registered offerings. Each of Shire and Baxalta agreed in the letter agreement not to hold their respective stockholder meetings to approve, and not to consummate, the merger before the earliest of (a) the date that Baxter has completed marketing periods for two debt-for-equity exchanges and one equity exchange offer with respect to its Baxalta common stock, (b) the date on which Baxter has disposed of all its Baxalta common stock and (c) May 26, 2016 (subject to tolling or extension (generally to no later than June 25, 2016) under certain circumstances).

The letter agreement may be terminated (a) by mutual written consent of Shire, Baxalta and Baxter, (b) by Shire or Baxalta upon termination of the merger agreement or (c) upon the closing of the merger, in each case subject to the terms of the letter agreement.

Baxalta Procedures for Approval of Related Person Transactions

Pursuant to Corporate Governance Guidelines adopted by Baxalta, the Baxalta Board of Directors or a committee thereof is charged with reviewing related person transactions regardless of whether the transactions are reportable pursuant to applicable rules of the SEC. For purposes of this policy, a “related person transaction” includes any transaction in which the company was or is to be a participant and in which any related person has a direct or indirect material interest other than transactions that involve less than $50,000 when aggregated with all similar transactions. For any related person transaction to be consummated or to continue, the Board of Directors or the applicable committee thereof must approve or ratify the transaction. The Board of Directors or committee thereof is to approve or ratify a transaction if the Board of Directors or such committee first determines that such transaction is in Baxalta’s best interest. Related person transactions will be reviewed as they arise and are reported to the Board of Directors or applicable committee. The Board of Directors or applicable committee also reviews materials prepared by the Corporate Secretary to determine whether any related person transactions have occurred that have not been reported. Baxalta has adopted a policy requiring it to disclose all related person transactions in the company’s applicable filings to the extent required by the applicable rules and regulations of the SEC.

Other than the letter agreement, all of the transactions with Baxter during 2015 were pursuant to agreements entered into while Baxalta was a wholly owned subsidiary of Baxter and were not approved or ratified pursuant to the policy described above.

SECURITY OWNERSHIP BY DIRECTORS, EXECUTIVE OFFICERS AND 5% BENEFICIAL OWNERS OF BAXTER AND BAXALTA

Baxter’s Common Stock Ownership by Directors, Executive Officers and 5% Beneficial Owners

The following tables set forth information as of April 11, 2016 regarding beneficial ownership of Baxter common stock by executive officers, directors and persons known to Baxter to be the beneficial owners of more than 5% of Baxter common stock.

Shares are beneficially owned when an individual has voting and/or investment power over the shares or could obtain voting and/or investment power over the shares within 60 days. Voting power includes the power to direct the voting of the shares and investment power includes the power to direct the disposition of the shares.

Unless otherwise noted, shares listed below are owned directly or indirectly with sole voting and investment power.

None of the Baxter directors and executive officers, individually or as a group, beneficially owns greater than 1% of Baxter’s outstanding shares of Baxter common stock. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name of Beneficial Owner	Shares of Common Stock(1)		Shares Under Exercisable Options(2)	Percent of Class(3)
Non-employee Directors:
Mr. Thomas F. Chen	867		9,720	*
Dr. Uma Chowdhry	2,600		9,720	*
Mr. John D. Forsyth	21,317		36,977	*
Dr. James R. Gavin III	19,330		35,090	*
Mr. Peter S. Hellman(4)	14,973		35,090	*
Mr. Munib Islam(5)	—		—	—
Mr. Michael F. Mahoney	—		—	—
Ms. Carole J. Shapazian(6)	9,620		25,090	*
Mr. Thomas T. Stallkamp(7)	29,143		21,110	*
Mr. K J. Storm	16,104		35,090	*
Mr. Albert P.L. Stroucken(8)	16,349		35,090	*
Named Executive Officers:
Mr. Robert L. Parkinson, Jr.	570,438		2,911,145	*
Mr. James K. Saccaro	12,574		90,030	*
Mr. Robert J. Hombach(9)	22,868		302,175	*
Mr. José E. Almeida	—		—	—
Ms. Jeanne K. Mason	49,786		357,191	*
Mr. David P. Scharf	42,167		359,450	*
Dr. Ludwig N. Hantson	39,893		360,704	*
All directors and executive officers as a group (21 persons)(4)—(10)	931,792	(11)	5,021,204	*

(1)	Reflects shares over which the person held voting and/or investment power as of April 11, 2016.
(2)	Reflects options that are exercisable as of April 11, 2016 and options which become exercisable within 60 days thereafter.
(3)	Based on 551,530,470 shares outstanding as of April 11, 2016.
(4)	Includes 560 shares not held directly by Mr. Hellman but held by or for the benefit of his spouse.
(5)	Mr. Islam has disclaimed beneficial ownership of the RSUs and stock options granted to him in connection with his appointment to the Board, by virtue of his employment relationship with Third Point LLC (Third Point) as set forth on a related Form 4 filed by Third Point and Daniel Loeb on October 1, 2015. Third Point and Mr. Loeb may be deemed to be the beneficial owners of such securities.

(6)	Includes 6,120 shares not held directly by Ms. Shapazian but in a family trust for which she is a trustee.
(7)	Includes 22,600 shares not held directly by Mr. Stallkamp but in a spousal lifetime access trust for which he is a trustee.
(8)	Includes 696 shares not held directly by Mr. Stroucken but in a family trust of which he is a beneficial owner.
(9)	Includes 24,814 options which are owned by Mr. Hombach in a constructive trust and as to which he disclaims beneficial ownership.
(10)	The number of persons included in this group does not include Messrs. Parkinson and Hombach and Dr. Hantson as they were not executive officers of Baxter as of April 11, 2016.
(11)	Includes 394 shares not held directly by Mr. Robert Felicelli, Corporate Vice President, Quality, but for the benefit of his spouse and son.

As of April 11, 2016, the following entities were the only persons known to Baxter to be the beneficial owners of more than 5% of Baxter common stock, based on public filings made with the SEC:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Third Point LLC(2) 390 Park Avenue, 19th Floor New York, NY 10022	53,850,000	9.8%
BlackRock, Inc.(3) 55 East 52nd Street New York, NY 10022	39,122,504	7.1%
Wellington Management Group LLP(4) 280 Congress Street Boston, MA 2210	32,929,474	6.0%
The Vanguard Group(5) 100 Vanguard Blvd. Malvern, PA 19355	32,092,496	5.8%

(1)	Based on 551,530,470 shares outstanding as of April 11, 2016.
(2)	Based solely on Amendment No. 2 to Schedule 13D filed by Third Point and Mr. Loeb, Third Point’s founder, on September 30, 2015, each of Third Point and Mr. Loeb beneficially own the reported shares which are held of record by the Third Point funds party to the Third Point Support Agreement. Additionally, as set forth on the Third Point Schedule 13D, each of Third Point and Mr. Loeb has shared voting and dispositive power with respect to the reported shares.
(3)	Based solely on Amendment No. 2 to Schedule 13G filed by BlackRock, Inc. (BlackRock) on February 10, 2016 (BlackRock Schedule 13G), BlackRock reported that it beneficially owns the reported shares, which are owned of record by the BlackRock subsidiaries set forth on Exhibit A to the BlackRock Schedule 13G. Additionally, according to the BlackRock Schedule 13G, BlackRock has sole voting power with respect to 34,307,493 of the reported shares, no shared voting power with respect to any of the reported shares and has sole dispositive power with respect to the reported shares.
(4)

Based solely on a Schedule 13G filed by Wellington Management Group LLP (Wellington Management Group), Wellington Group Holdings LLP (Wellington Group), Wellington Investment Advisors Holdings LLP (Wellington Investment Advisors) and Wellington Management Company LLP (Wellington Management Company) on February 11, 2016 (the Wellington Schedule 13G), the reported shares are owned of record by clients of one or more of the investment advisors set forth on Exhibit A thereto, which investment advisors are directly or indirectly owned by Wellington Management Group. According to the Wellington Schedule 13G, (i) each of Wellington Management Group, Wellington Group and Wellington Investment Advisors has no sole voting or dispositive power with respect to any of the reported shares, has shared voting power with respect to 10,366,383 of the reported shares, has shared dispositive power with respect to 32,929,474 of the reported shares and beneficially own 32,929,474 of the reported shares and (ii) Wellington Management Company has no sole voting or dispositive power with respect to any of the reported shares, has shared voting power with respect to 9,444,410 of the reported shares, has shared dispositive power with respect to 31,246,877 of the reported shares and beneficially own 31,246,877 of the reported shares.
(5)	Based solely on Amendment No. 1 to Schedule 13G filed by The Vanguard Group on February 10, 2016, The Vanguard Group has sole voting power with respect to 1,024,823 of the reported shares, has sole dispositive power with respect to 31,030,806 of the reported shares, has shared voting power with respect to 55,300 of the reported shares and has shared dispositive power with respect to 1,061,690 of the reported shares. Additionally, The Vanguard Group reported that it may be deemed to beneficially own all of the reported shares.

Baxalta’s Common Stock Ownership by Directors, Executive Officers and 5% Beneficial Owners

The following tables set forth information as of April 11, 2016 regarding beneficial ownership of Baxalta common stock by executive officers, directors and persons known to Baxalta to be the beneficial owners of more than 5% of Baxalta common stock.

Shares are beneficially owned when an individual has voting and/or investment power over the shares or could obtain voting and/or investment power over the shares within 60 days. Voting power includes the power to direct the voting of the shares and investment power includes the power to direct the disposition of the shares.

Unless otherwise noted, shares listed below are owned directly or indirectly with sole voting and investment power.

None of the Baxalta directors and executive officers, individually or as a group, beneficially owns greater than 1% of Baxalta’s outstanding shares of Baxalta common stock. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name of Beneficial Owner	Shares of Common Stock(1)	Shares Under Exercisable Options(2)	Percent of Class(3)
Non-employee Directors:
Mr. Blake E. Devitt	27,971	47,971	*
Dr. Karen J. Ferrante	3,158	5,960	*
Mr. John D. Forsyth	28,997	38,900	*
Ms. Gail D. Fosler	34,865	37,971	*
Dr. James R. Gavin III	37,062	38,900	*
Dr. Wayne T. Hockmeyer	14,539	46,191	*
Dr. François Nader	3,158	5,960	*
Mr. Albert P.L. Stroucken(4)	23,355	38,900	*
Named Executive Officers:
Dr. Ludwig N. Hantson	49,561	456,682	*
Mr. Robert J. Hombach(5)	34,360	398,153	*
Mr. Peter G. Edwards	—	—	*
Mr. Brian Goff	9,248	113,079	*
Mr. Jacopo Leonardi(6)	9,224	31,110	*
All directors and executive officers as a group (19 persons)	332,082	1,545,844	*

(1)	Reflects shares over which the person held voting and/or investment power as of April 11, 2016. None of the holdings represents holdings of more than 1% of Baxalta’s outstanding common stock.

(2)	Reflects options that are exercisable as of April 11, 2016 and options which become exercisable within 60 days thereafter.
(3)	Based on 683,082,565 shares outstanding as of April 11, 2016.
(4)	Includes 696 shares not held directly by Mr. Stroucken but in a family trust of which he is a beneficial owner.
(5)	Includes 24,814 options which are owned by Mr. Hombach in a constructive trust and as to which he disclaims beneficial ownership.
(6)	Includes 1,094 shares beneficially owned by Mr. Leonardi as of April 11, 2016 in Baxalta’s tax-qualified section 401(k) plan, over which Mr. Leonardi has voting and investment power.

As of April 11, 2016, the following entity was the only person known to Baxalta to be the beneficial owner of more than 5% of Baxalta common stock, based on public filings made with the SEC:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
BlackRock, Inc.(2) 55 East 52nd Street New York, NY 10022	38,437,301	5.6%

(1)	Based on 683,082,565 shares outstanding as of April 11, 2016.
(2)	Based on information obtained from a Schedule 13G filed with the SEC on February 9, 2016 by BlackRock, Inc. (BlackRock) on behalf of itself and its wholly owned subsidiaries, BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management, Ireland Limited, BlackRock Asset Management North Asia Limited, BlackRock Asset Management Schweiz AG, BlackRock Capital Management, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Fund Managers Ltd, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC, BlackRock Japan Co Ltd, BlackRock Life Limited and Xulu, Inc. BlackRock reported that as of December 31, 2015 it had sole voting power with respect to 33,595,330 shares of our common stock and sole dispositive power with respect to 38,437,301 shares of our common stock, and that the shares are beneficially owned by BlackRock and its wholly owned subsidiaries identified above. The number of shares held by BlackRock and its related entities may have changed since the filing of the Schedule 13G.

U.S. FEDERAL INCOME TAX CONSEQUENCES

This section addresses all U.S. federal income tax consequences of the exchange offer that Baxter believes are material to holders of Baxter common stock that exchange shares of Baxter common stock for shares of Baxalta common stock pursuant to the exchange offer. This section is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of such authorities by the courts and the IRS, all as they exist as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. This section is limited to holders of Baxter common stock that are U.S. holders, as defined below, that hold their shares of Baxter common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this section does not discuss all tax considerations that may be relevant to holders of Baxter common stock in light of their particular circumstances, nor does it address the consequences to holders of Baxter common stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), persons who acquire such shares of Baxter common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their shares of Baxter common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This section does not address any U.S. federal estate, gift or other non-income tax consequences or any state, local or foreign tax consequences, or the consequences of the Medicare tax on net investment income. Holders of Baxter common stock should consult their tax advisors as to the particular tax consequences to them of the exchange offer and the merger.

For purposes of this section, a U.S. holder is a beneficial owner of Baxter common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Baxter common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding shares of Baxter common stock and partners in such partnerships should consult their respective tax advisors regarding the tax consequences of the exchange offer and the merger.

The Proposed Merger with Shire

If the merger is consummated, U.S. holders of Baxter common stock who participate in the exchange offer and continue to hold Baxalta common stock at the closing of the merger will recognize gain or loss for U.S. federal income tax purposes upon the receipt of cash and Shire Securities pursuant to the merger. Baxter intends to take the position that the merger does not alter the tax treatment of the exchange offer, as described below in “—The Exchange Offer,” to Baxter or U.S. holders of Baxter common stock who participate in the exchange offer; however, there can be no assurances in this regard. For a description of the potential effect of the merger on the tax treatment of the Baxter Transactions, including this exchange offer, refer to the section of this prospectus entitled “Risk Factors—Risks Related to the Proposed Merger with Shire—The merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable.”

The Exchange Offer

Baxter received a ruling from the IRS and a tax opinion from KPMG that collectively provided that the distribution on July 1, 2015 qualified as a tax-free transaction under Sections 355, 361 and 368(a)(1)(D) of the Code. Such ruling and tax opinion also collectively provided for a tax-free exchange of shares of Baxter common stock for shares of Baxalta common stock within 18 months of the distribution. Baxter also received an opinion from KPMG on specific issues relating to the exchange offer. Based on the forgoing and Baxter’s belief of the continuing applicability of the IRS ruling, Baxter believes the exchange offer will have the following consequences (subject to the discussion above in “—The Proposed Merger with Shire”):

•	Baxter will not recognize gain or loss for U.S. federal income tax purposes in the exchange offer;

•	holders of Baxter common stock who participate in the exchange offer will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Baxalta common stock in the exchange offer;

•	the tax basis of the Baxalta common stock, including any fractional share deemed received, in the hands of a holder of Baxter common stock who exchanges Baxter common stock for Baxalta common stock in the exchange offer will be, immediately after the exchange offer, the same as the tax basis of the shares of Baxter common stock exchanged therefor;

•	each Baxter stockholder’s holding period in the Baxalta common stock received in the exchange offer will include the holding period of the Baxter common stock exchanged therefor; and

•	a holder of Baxter common stock who receives cash in lieu of a fractional share of Baxalta common stock in the exchange offer will recognize capital gain or loss measured by the difference between the tax basis of the fractional share deemed to be received, as determined above, and the amount of cash received.

Although the IRS private letter ruling is generally binding on the IRS, the continuing validity of such ruling is subject to the completeness of facts and accuracy of factual representations and assumptions made in the ruling. The opinions of KPMG are based upon various factual representations and assumptions, as well as certain undertakings made by Baxter and Baxalta. If any of the factual representations or assumptions in the IRS private letter ruling or tax opinions are untrue or incomplete in any material respect, an undertaking is not complied with, or the facts upon which the IRS private letter ruling or tax opinions are based are materially different from the actual facts relating to the exchange offer, the IRS private letter ruling or tax opinions may not be valid. The opinions of KPMG also are solely limited to the U.S. federal income tax consequences set forth therein and do not address any other tax consequences. Neither the IRS private letter ruling nor the tax opinions took into account the merger. Moreover, opinions of a tax advisor are not binding on the IRS. As a result, the conclusions expressed in the opinion of a tax advisor could be successfully challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to a holder of Baxter common stock who participates in the exchange offer could be materially less favorable.

If the exchange offer were determined not to qualify as a tax-free transaction under Sections 355 and 361 of the Code, each Baxter stockholder who receives shares of Baxalta common stock in the exchange offer would generally be treated as recognizing gain or loss for U.S. federal income tax purposes equal to the difference between the fair market value of the shares of Baxalta common stock received by the stockholder and its tax basis in the shares of Baxter common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Baxalta common stock received by the stockholder. In addition, Baxter would recognize gain with respect to the transfer of Baxalta common stock in the exchange offer and possibly with respect to certain related transactions.

Even if the exchange offer otherwise qualifies as a tax-free transaction under Sections 355 and 361 of the Code, the exchange offer and other transfers of Baxalta common stock by Baxter could be taxable to Baxter and result in a significant U.S. federal income tax liability to Baxter (but not to holders of Baxter common stock or Baxalta common stock) under Section 355(e) of the Code if one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Baxter or in the stock of Baxalta as part of a plan or series of related transactions that includes the separation and distribution of Baxter’s biopharmaceuticals business. The process for determining whether an acquisition is part of a plan or series of related transactions under these rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If Section 355(e) of the Code were to apply, including as a result of the merger, Baxter would recognize gain with respect to the transfer of Baxalta common stock by Baxter in the exchange offer and possibly with respect to certain related transactions. In certain cases, Baxalta would be required to indemnify Baxter for any resulting taxes and related expenses, which amount could be material.

Cash in Lieu of Fractional Shares

No fractional shares of Baxalta common stock will be distributed to tendering Baxter stockholders in connection with the exchange offer. All such fractional shares resulting from the exchange offer will be aggregated and sold by the exchange agent, and the proceeds, if any, less any brokerage commissions or other fees, will be distributed to tendering Baxter stockholders in accordance with their fractional interest in the aggregate number of shares sold. A holder that receives cash in lieu of a fractional share of Baxalta common stock as a part of the exchange offer will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s tax basis in the fractional share determined as described under “—The Exchange Offer,” above. Any such capital gain or loss will be long-term capital gain or loss if a tendering Baxter stockholder held such stockholder’s tendered stock for more than one year at the time of the exchange offer. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate taxpayers (including individuals). The deductibility of capital losses is subject to significant limitations.

Information Reporting and Back-up Withholding

Payments of cash in lieu of a fractional share of Baxalta common stock made in connection with the exchange offer may, under certain circumstances, be subject to backup withholding unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and non-U.S. holders are generally exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Treasury regulations require certain holders who are “significant distributees” (i.e., Baxter shareholders who, immediately before the split-off, (i) owned at least 5% (by vote or value) of the total outstanding stock of Baxter or (ii) owned securities in Baxter with an aggregate tax basis of $1 million or more, and who receive Baxalta common stock pursuant to the exchange offer) to attach to their U.S. federal income tax returns for the year in which the exchange offer occurs a statement setting forth certain information with respect to the transaction. Baxter will provide holders of Baxter common stock with the information necessary to comply with this requirement. Holders should consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement.

DESCRIPTION OF CAPITAL STOCK OF BAXALTA

The following is a summary of the material terms of Baxalta’s capital stock that are contained in Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the amended and restated certificate of incorporation or of the amended and restated bylaws. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on Baxalta’s capital stock. The amended and restated certificate of incorporation and the amended and restated bylaws are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Baxalta’s authorized capital stock consists of 2.5 billion shares of common stock, par value $0.01 per share, and 100 million shares of preferred stock, par value $0.01 per share. Baxalta’s Board of Directors may establish the rights and preferences of the preferred stock from time to time. On June 29, 2015, Baxalta designated 10,000,000 shares of preferred stock as the Series A Junior Participating Preferred Stock in connection with the stockholder rights plan that expired on May 1, 2016. As of April 30, 2016, 683,539,950 shares of Baxalta’s common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Each holder of Baxalta common stock is entitled to one vote for each share on all matters to be voted upon by the holders of Baxalta common stock, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of Baxalta common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Baxalta, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred stock.

Holders of Baxalta common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The powers, preferences and rights of the holders of Baxalta common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Baxalta may designate and issue in the future.

Preferred Stock

Under the terms of Baxalta’s amended and restated certificate of incorporation, its Board of Directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law (DGCL), and by the amended and restated certificate of incorporation, to issue up to 100 million shares of preferred stock in one or more series without further action by the holders of its common stock. Baxalta’s Board of Directors has the discretion, subject to limitations prescribed by the DGCL and by Baxalta’s amended and restated certificate of incorporation, to determine the powers, preferences and rights and the qualifications, limitations or restrictions thereof, including voting rights, dividend rights, conversion rights, redemption provisions and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and Baxalta’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of the DGCL and Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire Baxalta by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with Baxalta’s Board of Directors. Baxalta believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. Baxalta is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Baxalta’s Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Baxalta’s shareholders.

Classified Board. Baxalta’s amended and restated certificate of incorporation provides that its Board of Directors is to be divided into three classes. The directors in the first of the three classes have terms expiring at the 2016 annual meeting of shareholders. The directors in the second of the three classes have terms expiring at the 2017 annual meeting of shareholders, and the directors in the third of the three classes have terms expiring at the 2018 annual meeting of shareholders. Commencing with the 2016 annual meeting of shareholders, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Baxalta’s amended and restated bylaws provide that at any meeting of shareholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the shareholders entitled to vote in the election, with incumbent directors not receiving a majority of the votes cast required to tender their resignations for consideration by the Board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the shareholders entitled to vote in the election. Under the classified Board provisions, it would take at least two elections of directors for any individual or group to gain control of Baxalta’s Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Baxalta.

Removal of Directors. Baxalta’s amended and restated certificate of incorporation provides that its shareholders may only remove its directors for cause.

Amendments to Certificate of Incorporation. Baxalta’s amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of its voting stock then outstanding is required to amend certain provisions, including relating to the number, term and removal of its directors, the filling of its Board vacancies, the calling of special meetings of shareholders, shareholder action by written consent, director and officer indemnification, and the amendment, adoption, alteration or repeal of Baxalta’s amended and restated bylaws.

Amendments to Bylaws. Baxalta’s amended and restated bylaws provide that they may be amended, adopted, altered or repealed by Baxalta’s Board of Directors or may be amended or repealed by the affirmative vote of holders of at least 80% of Baxalta’s shares present in person or by proxy and entitled to vote on the matter at any meeting of the shareholders if notice of such proposed amendment or repeal is contained in the notice of such meeting.

Size of Board and Vacancies. Baxalta’s amended and restated certificate of incorporation provides that the number of directors on its Board of Directors will be fixed exclusively by its Board of Directors at a number of directors not less than four (4) and not more than thirteen (13). Any vacancies created in its Board of Directors resulting from any increase in the number of directors or the death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Baxalta’s Board of Directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

Special Shareholder Meetings. Baxalta’s amended and restated certificate of incorporation provides that only the chairman of its Board of Directors, its chief executive officer or its Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors may call special meetings of Baxalta shareholders. Shareholders may not call special shareholder meetings.

Shareholder Action by Written Consent. Baxalta’s amended and restated certificate of incorporation expressly eliminates the right of its shareholders to act by written consent. Shareholder action must take place at a duly called annual meeting or a special meeting of Baxalta shareholders.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Baxalta’s amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its Board of Directors or a committee of its Board of Directors.

No Cumulative Voting. The DGCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Baxalta’s amended and restated certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock. The authority of Baxalta’s Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Baxalta’s company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Baxalta’s Board of Directors is able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to eliminate or limit the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Baxalta’s amended and restated certificate of incorporation includes such an exculpation provision. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws include provisions that require Baxalta to indemnify, to the fullest extent allowable under the DGCL, the directors and officers of Baxalta or any of its subsidiaries. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws also provide that Baxalta must pay the expenses incurred by the indemnified person in defending or otherwise participating in any proceeding in advance of its final disposition, subject to Baxalta’s receipt of an undertaking from the indemnified party that such party will repay such amount if it is ultimately determined that such party is not entitled to be indemnified by Baxalta. Baxalta’s amended and restated certificate of incorporation expressly authorizes Baxalta to carry insurance to protect Baxalta’s directors and officers against liability asserted against them or incurred by them in any such capacity.

The limitation of liability and indemnification provisions in Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Baxalta’s directors and officers, even though such an action, if successful, might otherwise benefit Baxalta and its shareholders. However, these provisions do not limit or eliminate Baxalta’s rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, investments in Baxalta may be adversely affected to the extent that, in a class action or direct suit, the company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exclusive Forum

Baxalta’s amended and restated certificate of incorporation provides that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Baxalta, any action asserting a claim of breach of a fiduciary duty owed by any current or former director or officer of Baxalta to Baxalta or Baxalta’s shareholders, creditors or other constituents, any action asserting a claim against Baxalta or any current or former director or officer of Baxalta arising pursuant to any provision of the DGCL or Baxalta’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against Baxalta or any current or former director or officer of Baxalta that relates to the internal affairs or governance of Baxalta that arises under or by virtue of the laws of the State of Delaware. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another state court sitting in the State of Delaware.

Authorized but Unissued Shares

Baxalta’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval unless otherwise required by applicable law, including any stock exchange requirement. Baxalta may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Baxalta by means of a proxy contest, tender offer, merger or otherwise.

Listing

Baxalta’s common stock is listed on the NYSE under the symbol “BXLT.”

Transfer Agent and Registrar

The transfer agent and registrar for Baxalta’s common stock is Computershare:

Computershare

P.O. Box 30170

College Station, TX 77842-3170

(866) 433-8297

www.computershare.com/investor

COMPARISON OF STOCKHOLDER RIGHTS

Upon completion of the exchange offer, Baxter stockholders who exchange their shares of Baxter common stock for shares of Baxalta common stock will become stockholders of Baxalta. These holders’ rights will continue to be governed by Delaware law and will be governed by Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws. Because Baxter and Baxalta are both organized under the laws of the State of Delaware, differences in the rights of a stockholder of Baxter from those of a stockholder of Baxalta arise principally from provisions of the constitutive documents of each of Baxter and Baxalta.

The following is a summary of certain important differences between Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws and Baxter’s amended and restated certificate of incorporation and amended and restated bylaws. This summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Baxter’s and Baxalta’s constitutive documents (as such documents may be amended), which you should read. Copies of these documents have been filed with the SEC. To find out where you can get copies of these documents, see “Incorporation by Reference.”

Authorized Capital Structure and Liquidation Rights of Baxalta and Baxter

Class of Security	Authorized	Issued	Outstanding	Liquidation Preference
Baxalta:(1)
Baxalta common stock, par value $0.01 per share	2,500,000,000	683,539,950	683,539,950	None
Baxalta preferred stock, par value $0.01 per share	100,000,000	—	—	None
Baxter:(2)
Baxter common stock, par value $1.00 per share	2,000,000,000	683,437,055	552,108,998	None
Baxter preferred stock, no par value	100,000,000	3,500,000	3,500,000	$100 per share

(1)	As of April 30, 2016.
(2)	As of April 30, 2016.

Stockholders’ Rights

	Baxalta	Baxter
Dividend Policy	Baxalta has no legal or contractual obligation to pay dividends.	Baxter has no legal or contractual obligation to pay dividends.

Voting, Generally

Baxalta common stock:

•    one vote per share

•    each director shall be elected by the majority (i.e. exceeding 50%) of the votes cast; provided, however, if the number of nominees exceeds the number of directors to be elected, then a plurality vote

Baxter common stock:

•    one vote per share

•    each director shall be elected by the majority (i.e. exceeding 50%) of the votes cast; provided, however, if the number of nominees exceeds the number of directors to be elected, then a plurality vote

	Votes cast with respect to a nominee shall exclude abstentions with respect to such nominee.	Votes cast with respect to a nominee shall exclude abstentions with respect to such nominee.

	Baxalta	Baxter
Stockholder Action by Written Consent	Stockholder actions may not be taken by written consent in lieu of a meeting.	Stockholder actions may not be taken by written consent in lieu of a meeting.

Number of Directors and Size of Board	Baxalta’s amended and restated certificate of incorporation provides that the number of directors shall be fixed from time to time by the affirmative vote of a majority of the Board of Directors, but in no event shall there be less than four or more than 13 directors. Baxalta’s Board of Directors has currently set the number of directors at 9.	Baxter’s amended and restated certificate of incorporation provides that the number of directors may be fixed from time to time by the board of directors but in no event shall be less than nine or more than 17 directors. Baxter’s board of directors has currently set the number of directors at 12.

Term of Directors	Directors serve for three-year terms until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.	Directors serve for three-year terms until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement or removal.

Removal of Directors	Baxalta’s amended and restated certificate of incorporation provides that a director may only be removed for cause and only by the affirmative vote of holders of at least a majority of the outstanding shares entitled to vote generally in the election of directors.	Baxter’s amended and restated certificate of incorporation and amended and restated bylaws are silent on removal of directors. Pursuant to Section 141(k) of the General Corporation Law of the State of Delaware (DGCL), because Baxter has a classified board, any director or the entire board of directors may be removed by the holders of a majority of the shares then entitled to vote at an election of directors only for cause. Baxter’s stockholders approved an amendment to Baxter’s amended and restated certificate of incorporation at Baxter’s 2016 Annual Meeting of Stockholders, pursuant to which, if validated by the Delaware Court of Chancery, the classified board structure will be fully eliminated by 2018.

Vacancies	Vacancies are filled by the majority of directors then in office, even if less than a quorum, or by a sole remaining director.	Vacancies are filled by the vote of the majority of directors then in office, even if less than a quorum, or by a sole remaining director.

	Baxalta	Baxter
Advance Notice Procedures for a Stockholder Proposal	In general, a stockholder wishing to nominate a director or raise another proposal must notify Baxalta in writing no less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders.	In general, a stockholder wishing to nominate a director or raise another proposal must notify Baxter in writing no less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders.

	This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal.	This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal.

Proxy Access	Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws do not contain any provisions that permit shareholders to nominate directors for inclusion in the proxy statement for Baxalta’s annual meeting to elect directors.	Beginning with the 2017 annual meeting, eligible Baxter stockholders can nominate, for election to the Baxter board of directors, candidates who will be included in the related proxy statement as a stockholder nominee. Beginning with the 2017 annual meeting, under the proxy access provisions of Baxter’s amended and restated bylaws, stockholders can nominate up to two individuals, or 20% of the board of directors (or, if 20% of the board of directors would not be a whole number, the closest whole number below 20%), whichever is greater, for election at an annual stockholders meeting; provided that the nominating stockholder (or group of up to 20 stockholders) has held at least 3% of Baxter’s outstanding shares for at least three years.

Calling Special Meeting of Stockholders

Special meetings of Baxalta’s stockholders may be called only by the chairman of the board of directors, the chief executive officer and president, or by the corporate secretary at the direction of the board of directors.

Stockholders of Baxalta may not call a special meeting.

Special meetings of Baxter’s stockholders may be called by the chairman of the board of directors, the chief executive officer or by the corporate secretary at the direction of the board of directors or upon request in writing from holders of at least 25% of the outstanding shares of Baxter common stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

	Baxalta	Baxter
Amendment	Amendments to provisions of Baxalta’s amended and restated certificate of incorporation generally require a resolution of the board of directors and the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock entitled to vote; however, certain provisions (i.e., classified board, stockholder action by written consent, limitation on stockholders’ ability to call a special meeting) require the affirmative vote of at least 80% of the voting power of all shares then outstanding.	Amendments to provisions of Baxter’s amended and restated certificate of incorporation generally require a resolution of the board of directors and the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock entitled to vote; however, the provisions regarding a classified board may only be amended or repealed with approval of at least two-thirds of Baxter’s outstanding shares of common stock.

	Baxalta’s amended and restated bylaws may be amended by the affirmative vote of at least a majority of the board of directors, without the need for stockholder approval. The by-laws may be adopted, amended or repealed by the affirmative vote of at least 80% of the voting power of all shares then outstanding and entitled to vote at any regular meeting of the stockholders or at any special meeting of the stockholders if notice of such proposed adoption, amendment or repeal is contained in the notice of such special meeting.	Baxter’s amended and restated bylaws may be amended or repealed by (i) the affirmative vote of a majority of the board of directors present at any meeting or (ii) the affirmative vote of a majority of the stock present in person or by proxy and entitled to vote at any regular or special meeting of the stockholders.

Business Combinations with Interested Parties	Section 203 of the DGCL (relating to business combinations with interested stockholders) applies to Baxalta.	Section 203 of the DGCL (relating to business combinations with interested stockholders) applies to Baxter.

LEGAL MATTERS

Stephanie D. Miller, Baxalta’s Senior Vice President, Associate General Counsel and Corporate Secretary, and Mayer Brown LLP will pass upon certain legal matters for us with respect to this offering. Ms. Miller owns shares of, and options on, both Baxalta and Baxter common stock, both directly and as a participant in various stock and employee benefit plans. Baxter is being represented in connection with the exchange offer by Skadden, Arps, Slate, Meagher & Flom LLP. The dealer manager is being represented in connection with the exchange offer by Sidley Austin LLP. Sidley Austin LLP has represented Baxter and Baxalta from time to time on various legal matters unrelated to the exchange offer.

EXPERTS

The consolidated and combined financial statements of Baxalta as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 of Baxter International Inc. have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. With respect to the unaudited financial information of Baxter International Inc. for the three-month periods ended March 31, 2016 and 2015, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that it has applied limited procedures in accordance with professional standards for a review of such information. However, the separate report of said firm dated May 6, 2016 incorporated by reference herein states that the firm did not audit and does not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for its report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

GLOSSARY OF SCIENTIFIC TERMS

Below is a list of additional scientific terms and their respective meanings which are used throughout this prospectus.

Acquired Hemophilia A: A rare, potentially life-threatening bleeding disorder, which, unlike congenital hemophilia, typically affects older adults and occurs in both males and females. In acquired hemophilia A, individuals typically experience subcutaneous, soft tissue, and post-surgical bleeding. The comorbidities in this typically elderly population also pose a particular challenge to treat serious bleeding episodes.

Biologics: Medical products made from a variety of natural sources (human, animal or microorganism) intended to treat diseases and medical conditions or used to prevent or diagnose diseases; products include vaccines, blood and blood products, allergenic extracts, human cells and tissues, gene therapies and cellular therapies.

Biosimilars: A biological product that is highly similar to a U.S.-licensed reference biological product notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity, and potency of the product.

Extended Half-Life: Prolonged circulation of the replacement clotting factor therapy in the body.

Hemophilia A: The most common type of hemophilia which occurs when clotting factor VIII (fVIII), a naturally occurring protein in blood that controls bleeding, is not present in sufficient amounts or is absent. Without enough fVIII, people with hemophilia can experience spontaneous, uncontrolled internal bleeding that is painful, debilitating, damaging to joints and potentially fatal.

Hemophilia B: The second most common type of hemophilia (also known as Christmas disease) and the result of insufficient amounts of clotting factor IX, a naturally occurring protein in blood that controls bleeding. Hemophilia B is often a debilitating, chronic disease with complications that include bleeding episodes, hemophilic arthropathy (bleeding into a joint) and hospitalization.

Hyaluronidase: A naturally occurring enzyme that temporarily locally degrades hyaluronan (a naturally occurring space-filling, gel-like substance that is a major component of normal tissues throughout the body, such as skin and cartilage, and abnormal tissues, such as tumors) thereby facilitating the penetration and diffusion of other drugs and fluids that are injected under the skin.

Hypoalbumenia: A medical condition where levels of albumin in blood serum are abnormally low.

Hypogammaglobulinemia: Type of primary immunodeficiency disease with a predisposition toward infections that normally are defended against by antibody responses.

Hypovolemia: An abnormal decrease in the volume of blood plasma.

Inhibitor Management Therapy: The development of neutralizing antibodies (inhibitors) to factor VIII (fVIII) or factor IX (fIX) is the most significant complication of hemophilia treatment. The major morbidity that results from the development of an inhibitor in patients with hemophilia is bleeding that is difficult to treat. Inhibitor management relies initially on immune tolerance induction, particularly in patients with severe Hemophilia A. Failing that, management depends on hemostatic therapies that bypass the missing clotting factor. Bypassing agents treat bleeding by producing thrombin via pathways that do not require fVIII or fIX, and include recombinant factor VIIa and activated prothrombin complex concentrates.

Multifocal Motor Neuropathy (MMN): A rare, auto immune-mediated disorder characterized by slowly progressive, asymmetric, distal weakness of one or more limbs, most commonly starting with the arms, leading to significant difficulty with simple manual tasks. MMN is caused by disorder/malfunctions in the conduction pathway of motor nerves, limiting transmission of electrical impulses and if left untreated, often progresses to more severe weakness, including muscle atrophy, involuntary twitching and cramps.

Pharmacokinetic: The rate and extent to which a drug’s active ingredient is made available to the body and the way it is distributed in, metabolized by, and eliminated from the human body.

Primary Immunodeficiency (PID): A group of over 150 diseases in which part of the body’s immune system is missing or does not function properly. Normally, the immune system protects the body from pathogenic microorganisms like bacteria, viruses, and fungi, which can cause infectious diseases. When any part of a person’s immune system is absent or dysfunctional, they are more likely to become infected and may take longer to recover from infections. When a defect in the immune system is inherited, it is called primary immunodeficiency.

von Willebrand Disease (VWD): An autosomal genetic disorder related to quantitative deficits and/or qualitative defects of von Willebrand Factor, the result of which is impaired hemostasis. It is the most common hereditary coagulation disorder. Many people who have VWD may experience mild symptoms, but some patients can experience severe bleeding events similar to bleeding experienced by patients with hemophilia.

.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baxalta Incorporated:

In our opinion, the accompanying consolidated and combined balance sheets and the related consolidated and combined statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Baxalta Incorporated and its subsidiaries at December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 14 to the consolidated and combined financial statements, the Company changed the manner in which it accounts for the classification of deferred income tax balances in 2015.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

March 3, 2016

BAXALTA INCORPORATED

CONSOLIDATED AND COMBINED BALANCE SHEETS

as of December 31 (in millions, except share data)	2015	2014
Assets

Current Assets:
Cash and equivalents	$1,001	$—
Accounts and other current receivables, net	914	960
Inventories	2,173	1,960
Prepaid expenses and other	620	173

Total current assets	4,708	3,093

Property, plant and equipment, net	5,034	4,192
Goodwill	829	565
Other intangible assets, net	1,295	459
Deferred income taxes	214	43
Other long-term assets	249	231

Total assets	$12,329	$8,583

Liabilities and Equity

Current Liabilities:
Current maturities of long-term debt and lease obligations	$3	$—
Accounts payable	706	484
Accrued liabilities	1,202	1,156

Total current liabilities	1,911	1,640

Long-term debt and capital lease obligations	5,265	275
Deferred income taxes	181	72
Other long-term liabilities	1,048	849

Commitments and contingencies

Equity:
Common stock, $0.01 par value (shares authorized of 2,500,000,000 at December 31, 2015 and zero at December 31, 2014, shares issued and outstanding of 679,287,500 at December 31, 2015 and zero at December 31, 2014)	7	—
Additional paid-in capital	4,103	—
Net parent company investment	—	6,180
Retained earnings	309	—
Accumulated other comprehensive loss	(495)	(433)

Total equity	3,924	5,747

Total liabilities and equity	$12,329	$8,583

The accompanying notes are an integral part of these consolidated and combined financial statements.

BAXALTA INCORPORATED

CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

years ended December 31 (in millions, except per share amounts)	2015	2014	2013
Net sales	$6,148	$5,952	$5,555
Cost of sales	2,386	2,443	2,329

Gross margin	3,762	3,509	3,226

Selling, general and administrative expenses	1,442	1,053	1,017
Research and development expenses	1,176	820	595
Net interest expense	48	—	—
Other (income) expense, net	(102)	104	1

Income from continuing operations before income taxes	1,198	1,532	1,613
Income tax expense	270	346	325

Net income from continuing operations	928	1,186	1,288
Income from discontinued operations, net of tax	28	551	—

Net income	$956	$1,737	$1,288

Income from continuing operations per common share
Basic	$1.37	$1.75	$1.90
Diluted	$1.36	$1.74	$1.89

Income from discontinued operations per common share
Basic	$0.04	$0.82	$—
Diluted	$0.04	$0.81	$—

Net income per common share
Basic	$1.41	$2.57	$1.90
Diluted	$1.40	$2.55	$1.89

Weighted-average number of common shares outstanding
Basic	677	676	676
Diluted	683	681	681

The accompanying notes are an integral part of these consolidated and combined financial statements.

BAXALTA INCORPORATED

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

years ended December 31 (in millions)	2015	2014	2013
Net income	$956	$1,737	$1,288
Other comprehensive (loss) income, net of tax:
Currency translation adjustments, net of tax benefit (expense) of $0 in 2015, $28 in 2014, and ($14) in 2013	(362)	(387)	72
Pension and other employee benefits, net of tax benefit (expense) of ($14) in 2015, $5 in 2014 and ($2) in 2013	11	(1)	(7)
Available-for-sale securities, net of tax benefit (expense) of ($6) in 2015, $2 in 2014, and ($3) in 2013	1	20	(15)
Hedging activities, net of tax benefit (expense) of ($4) in 2015 and less than $1 in 2014	6	(1)	—

Total other comprehensive (loss) income, net of tax	(344)	(369)	50

Comprehensive income	$612	$1,368	$1,338

The accompanying notes are an integral part of these consolidated and combined financial statements.

BAXALTA INCORPORATED

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

years ended December 31 (in millions)	2015	2014	2013
Cash flows from operations
Net income	$956	$1,737	$1,288
Adjustments
Depreciation and amortization	257	206	184
Deferred income taxes	(65)	68	(43)
Share-based compensation expense	62	32	27
Excess tax benefits from share-based compensation	(7)	(9)	(13)
Business optimization (benefits) charges, net	(12)	33	133
Gain on sale of discontinued operations	(38)	(466)	—
Net periodic pension benefit and OPEB cost	69	52	60
Change in fair value of contingent payment liabilities	(97)	124	18
IPR&D impairment charge	81	—	—
Other	61	116	47
Changes in balance sheet items
Accounts and other current receivables, net	(285)	(75)	(51)
Inventories	(429)	(282)	(261)
Accounts payable	189	127	45
Accrued liabilities	73	(195)	202
Due to/from Baxter International Inc	86	—	—
Business optimization payments	(19)	(37)	(31)
Other	(83)	(58)	(57)

Net cash provided from operations	$799	$1,373	$1,548

Cash flows from investing activities
Capital expenditures	(1,216)	(970)	(797)
Acquisitions, net of cash acquired	(1,163)	(185)	(111)
Divestiture of vaccines business	46	640	—
Other investing activities	40	14	(69)

Net cash used for investing activities	$(2,293)	$(501)	$(977)

Cash flows from financing activities
Net proceeds from issuance of long-term debt	4,945	—	—
Payments of obligations	(4)	—	—
Cash dividends on common stock	(47)	—	—
Net transactions with Baxter International Inc.	(2,455)	(856)	(571)
Proceeds and excess tax benefits related to share-based compensation	64	—	—
Other financing activities	(11)	(16)	—

Net cash provided from (used for) financing activities	$2,492	$(872)	$(571)

Effect of foreign exchange rate changes on cash and equivalents	3	—	—

Change in cash and equivalents	1,001	—	—
Cash and equivalents at beginning of period	—	—	—

Cash and equivalents at end of period	$1,001	$—	$—

The accompanying notes are an integral part of these consolidated and combined financial statements.

BAXALTA INCORPORATED

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY

	Common Stock
(in millions, except share data)	Shares	Amount	Additional Paid-In Capital	Net Parent Company Investment	Retained Earnings	AOCI	Total Equity
Balance as of December 31, 2012	—	$—	$—	$4,465	$—	$(114)	$4,351
Net income	—	—	—	1,288	—	—	1,288
Net transfers to Baxter International Inc.	—	—	—	(510)	—	—	(510)
Other comprehensive loss, net of tax	—	—	—	—	—	50	50

Balance as of December 31, 2013	—	$—	$—	$5,243	$—	$(64)	$5,179

Balance as of December 31, 2013	—	$—	$—	$5,243	$—	$(64)	$5,179
Net income	—	—	—	1,737	—	—	1,737
Net transfers from Baxter International Inc.	—	—	—	(800)	—	—	(800)
Other comprehensive loss, net of tax	—	—	—	—	—	(369)	(369)

Balance as of December 31, 2014	—	$—	$—	$6,180	$—	$(433)	$5,747

Balance as of December 31, 2014	—	$—	—	$6,180	$—	$(433)	$5,747
Net income	—	—	—	552	404	—	956
Net transfers to Baxter International Inc.	—	—	—	(2,374)	—	—	(2,374)
Separation-related adjustments	—	—	(36)	(318)	—	282	(72)
Reclassification of net parent company investment to additional paid-in capital	—	—	4,040	(4,040)	—	—	—
Issuance of common stock upon separation	676,424,202	7	(7)	—	—	—	—
Share-based compensation expense	—	—	43	—	—	—	43
Shares issued under employee benefit plans and other	2,863,298	—	63	—	—	—	63
Other comprehensive loss, net of tax	—	—	—	—	—	(344)	(344)
Dividends declared ($0.14 per share)	—	—	—	—	(95)	—	(95)

Balance as of December 31, 2015	679,287,500	$7	$4,103	$—	$309	$(495)	$3,924

The accompanying notes are an integral part of these consolidated and combined financial statements.

BAXALTA INCORPORATED

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 1

NATURE OF BUSINESS AND BASIS OF PREPARATION

Baxalta Incorporated, together with its subsidiaries, (Baxalta or the company) is a global innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hematology, immunology and oncology.

Separation from Baxter

Baxalta was incorporated in Delaware on September 8, 2014. The company separated from Baxter International Inc. (Baxter) on July 1, 2015 (the separation), becoming an independent company as a result of a pro rata distribution by Baxter of 80.5% of Baxalta’s common stock to Baxter’s shareholders. Baxter retained an approximate 19.5% ownership stake in Baxalta immediately following this distribution. Baxter’s Board of Directors approved the distribution of its shares of Baxalta on June 5, 2015. Baxalta’s Registration Statement was declared effective by the U.S. Securities and Exchange Commission (SEC) on June 9, 2015. On July 1, 2015, Baxter’s shareholders of record as of the close of business on June 17, 2015 received one share of Baxalta common stock for every one share of Baxter’s common stock held as of the record date. Baxalta common stock began trading “regular way” under the ticker symbol “BXLT” on the New York Stock Exchange on July 1, 2015.

In January 2016, Baxter exchanged a portion of its retained stake in Baxalta common stock for indebtedness of Baxter held by a third party. The shares of Baxalta common stock exchanged were then sold in a secondary public offering pursuant to a registration statement filed by Baxalta. Immediately following this transaction, Baxter held approximately 13.9% of Baxalta’s total shares outstanding.

Merger Agreement with Shire

In January 2016, the company announced that it had reached an agreement (merger agreement) with Shire plc (Shire) under which Shire would acquire Baxalta, forming a global leader in rare diseases. Under the terms of the agreement, Baxalta shareholders will receive $18.00 in cash and 0.1482 Shire American Depository Shares (ADS) per each Baxalta share. The transaction has been approved by the boards of directors of both Shire and Baxalta. Closing of the transaction is subject to approval by Baxalta and Shire shareholders, certain regulatory approvals, receipt of certain tax opinions and other customary closing conditions. The transaction is expected to close in mid-2016.

The merger agreement provides for certain termination rights for both Shire and Baxalta. Upon termination of the merger agreement under certain specified circumstances, Baxalta may be required to disburse to Shire a termination fee of $369 million and Shire may be required to pay the company a termination fee of $369 million. In addition, if the merger agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Baxalta, Baxalta may be required to reimburse Shire for transaction expenses up to $110 million (which expenses would be credited against any termination fee subsequently disbursed by Baxalta), and if the merger agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Shire, Shire may be required to reimburse Baxalta for transaction expenses up to $65 million (which expenses would be credited against any termination fee subsequently payable by Shire).

Nature of Business

The principal business of the company is the development, manufacture and marketing of a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukemia. The company is also investing in emerging technology platforms, including gene therapy and biosimilars.

The company’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

The company’s primary manufacturing facilities are located in the United States, Austria, Switzerland, Singapore and Belgium. The company distributes its products through its own direct sales force, independent distributors and drug wholesalers, and sells to customers throughout the world.

Basis of Preparation

The accompanying consolidated and combined financial statements reflect the consolidated financial position and consolidated results of operations of the company as an independent, publicly-traded company for periods after the July 1, 2015 separation. The consolidated and combined financial statements reflect the combined financial position and combined results of operations of the company as a combined reporting entity of Baxter for periods prior to the separation.

During 2015, the company recorded certain separation-related adjustments in its statement of changes in equity, resulting in a net $72 million decrease in equity. The adjustments primarily related to differences in the amount of assets, liabilities and accumulated other comprehensive income (AOCI) transferred to Baxalta (transferred items) and the amount of the transferred items reported in the company’s combined balance sheet as of June 30, 2015. In addition, the company reported separation-related adjustments for deferred hedging gains and pension losses reported in AOCI that were assumed during the three months ended June 30, 2015. Additional separation-related adjustments could be recorded in future periods.

Prior to the separation, the combined financial statements were prepared on a standalone basis and were derived from Baxter’s consolidated financial statements and accounting records as if the former biopharmaceuticals business of Baxter had been part of Baxalta. The combined financial statements reflected the company’s financial position, results of operations and cash flows as the business was operated as part of Baxter prior to the separation, in conformity with generally accepted accounting principles in the United States (GAAP).

Prior to the separation, the combined financial statements included the attribution of certain assets and liabilities that were historically held at the Baxter corporate level but which were specifically identifiable or attributable to the company. All intercompany transactions and accounts within the company were eliminated. All transactions between the company and Baxter were considered to be effectively settled in the combined financial statements at the time the transaction was recorded. The total net effect of the settlement of the transactions with Baxter were reflected in the combined statements of cash flows in periods prior to the separation as a financing activity and in the combined balance sheet as net parent company investment.

Prior to the separation, the combined financial statements included an allocation of expenses related to certain Baxter corporate functions, including senior management, legal, human resources, finance, treasury, information technology, and quality assurance. These expenses were allocated to the company based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount, square footage, or other measures. The company considers the expense methodology and results to be reasonable for all periods prior to the separation. However, the allocations may not be indicative of the actual expense that would have been incurred had the company operated as an independent, publicly traded company for the periods prior to the separation.

In periods prior to the separation, Baxalta’s employees participated in various benefit and share-based compensation plans maintained by Baxter. A portion of the cost of those plans was included in the company’s financial statements. However, the combined balance sheets in periods prior to the separation did not include any equity related to share-based compensation plans. As of and prior to December 31, 2014, the company’s combined balance sheets did not include net pension obligations, with the exception of those related to certain plans in Austria. Refer to Note 12 and Note 15 for further description of the accounting for retirement and other benefit programs and share-based compensation, respectively.

Prior to the separation, the company’s equity balance represented the excess of total assets over total liabilities, including the due to/from balances between the company and Baxter (net parent company investment) and AOCI. Net parent company investment was primarily impacted by distributions and contributions to or from Baxter, which were the result of treasury activities and net funding provided by or distributed to Baxter, including a $4 billion cash distribution made by Baxalta to Baxter in June 2015. In connection with the separation, the company’s net parent company investment balance was reclassified to additional paid-in capital.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation. These reclassifications had no effect on previously reported results of operations or shareholders’ equity.

Revenue Recognition

The company recognizes revenues from product sales when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The shipping terms for the majority of the company’s revenue arrangements indicate title and risk of loss pass at delivery. Provisions for rebates, chargebacks to wholesalers and distributors, returns, and discounts are provided for at the time the related sales are recorded, and are reflected as a reduction of sales.

Cash and Equivalents

Cash and equivalents include cash, time deposits, certificate of deposits and money market funds with an original maturity of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, the company provides credit to its customers and maintains reserves for potential credit losses. The company’s allowance for doubtful accounts was $11 million, $20 million and $21 million as of December 31, 2015, 2014 and 2013, respectively. The decrease in the allowance for doubtful accounts from December 31, 2014 to December 31, 2015 was primarily due to reserves in countries with operations that have not yet transferred to Baxalta, which were reported in the company’s combined reserves as of December 31, 2014 but not in its consolidated reserves as of December 31, 2015. Refer to Note 17 for additional information regarding operations in countries that have not yet transferred from Baxter to Baxalta.

Inventories

as of December 31 (in millions)	2015	2014
Raw materials	$589	$524
Work in process	1,021	976
Finished goods	563	460

Total inventories	$2,173	$1,960

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs, and market value for work in process and finished goods is based on net realizable value.

Property, Plant and Equipment, Net

as of December 31 (in millions)	2015	2014
Land	$105	$105
Buildings and leasehold improvements	1,433	1,260
Machinery and equipment	2,311	2,259
Construction in progress	2,718	2,109

Total property, plant and equipment, at cost	6,567	5,733
Accumulated depreciation	(1,533)	(1,541)

Property, plant and equipment (PP&E), net	$5,034	$4,192

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease (including any renewal periods, if appropriate) or the asset, whichever is shorter. Machinery and equipment includes capitalized software costs, which are amortized on a straight-line basis over the estimated useful lives of the software. The company’s policy is to place construction in process assets in service and begin depreciation when the asset is ready for its intended use.

Depreciation expense was $204 million in 2015, $189 million in 2014, and $168 million in 2013. The company’s accumulated depreciation balance did not significantly change from December 31, 2014 to December 31, 2015. Increases resulting from depreciation expense were offset primarily by disposals of assets that had previously been fully depreciated or impaired and cumulative translation adjustments (CTA).

Gross assets recorded under capital leases and reported in buildings and leasehold improvements and construction in progress were $339 million and $283 million as of December 31, 2015 and December 31, 2014, respectively, and associated accumulated depreciation was $7 million and $3 million as of December 31, 2015 and December 31, 2014, respectively.

Acquisitions

Results of operations of acquired companies are included in the company’s results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. Any purchase price in excess of these net assets is recorded as goodwill. The allocation of purchase price in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date.

Contingent consideration is recognized at the estimated fair value on the acquisition date. Subsequent changes to the fair value of contingent considerations are recognized in earnings.

Research and Development

Research and development (R&D) costs are expensed as incurred. Pre-regulatory approval contingent milestone obligations to counterparties in collaborative arrangements are expensed when the milestone is achieved. Payments made to counterparties on or after regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangible assets, net of accumulated amortization.

Acquired in-process R&D (IPR&D) is the value assigned to products under development acquired in a business combination which have not received regulatory approval and have no alternative future use. Acquired IPR&D is capitalized as an indefinite-lived intangible asset. Development costs incurred after the acquisition date are expensed as incurred. Upon receipt of regulatory approval of the related product, the indefinite-lived intangible asset is accounted for as a finite-lived intangible asset and generally amortized on a straight-line basis over the estimated economic life of the related product, subject to annual impairment reviews as discussed below. If the R&D project is abandoned, the indefinite-lived asset is charged to expense.

Collaborative Arrangements

The company enters into collaborative arrangements in the normal course of business. These collaborative arrangements take a number of forms and structures, and are designed to enhance and expedite long-term sales and profitability growth. These arrangements generally provide that the company obtain commercialization rights to a product under development. The agreements often require the company make upfront payments and include additional contingent milestone payments relating to the achievement of specified development, regulatory and commercial milestones, as well as royalty payments. The company may also be responsible for other on-going costs associated with the arrangements, including R&D cost reimbursements to the counterparty.

Royalty payments are expensed as cost of sales when they become due and payable. Any purchases of product from the partner during the development stage are expensed as R&D, while such purchases during the commercialization phase are capitalized as inventory and recognized as cost of sales when the related finished products are sold. The company presents upfront payments to collaboration partners as investing activities and milestone payments as operating activities in the consolidated and combined statements of cash flows.

Business Optimization Charges

The company records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. Employee termination costs are primarily recorded when actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period.

Goodwill

Goodwill is not amortized, but is subject to an impairment review annually and whenever indicators of impairment exist. Goodwill would be impaired if the carrying value of a reporting unit exceeded the fair value of that reporting unit. For the annual impairment review, the company may elect to complete a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value and, if the company determines it is not, then it would not be required to calculate the fair value of the reporting unit. If the company elects to bypass the qualitative assessment or determines that it is more likely than not that the fair value of the reporting unit is less than its carrying value, then the company would calculate the fair value of the reporting unit using the present value of estimated cash flows discounted using a risk-free market rate adjusted for a market participant’s view of similar companies and perceived risks in the cash flows. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all identifiable net assets other than goodwill from the fair value of the reporting unit, with an impairment charge recorded for the excess, if any, of carrying amount of goodwill over the implied fair value.

Intangible Assets Not Subject to Amortization

Indefinite-lived intangible assets, such as acquired IPR&D, are subject to an impairment review annually and whenever indicators of impairment exist. Indefinite-lived intangible assets would be impaired if the carrying amount of the asset exceeded the fair value of the asset.

Other Long-Lived Assets

The company reviews the carrying amounts of long-lived assets, other than goodwill and intangible assets not subject to amortization, for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the company are largely independent of the cash flows of other assets and liabilities. The company then compares the carrying amounts of the assets or asset groups with the related estimated undiscounted future cash flows. In the event impairment exists, an impairment charge is recorded as the amount by which the carrying amount of the asset or asset group exceeds the fair value.

Income Taxes

Income taxes are accounted for under the asset and liability method. Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax laws. Deferred taxes are provided using enacted tax rates on the future tax consequences of temporary differences, which are the differences between the financial statement carrying amount of assets and liabilities and their respective tax bases and the tax benefits of carryforwards. A valuation allowance is established or maintained when, based on currently available information, it is more likely than not that all or a portion of a deferred tax asset will not be realized.

With respect to uncertain tax positions, the company determines whether the position is more likely than not to be sustained upon examination, based on the technical merits of the position. Any tax position that meets the more likely than not recognition threshold is measured and recognized in the consolidated financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The liability relating to uncertain tax positions is classified as current in the consolidated balance sheets to the extent the company anticipates making a payment within one year. Interest and penalties associated with income taxes are classified in the income tax expense line in the consolidated statements of income.

In the company’s financial statements for periods prior to July 1, 2015, income tax expense and tax balances were calculated as if the company was a separate taxpayer, although the company’s operations were included in tax returns filed by Baxter. After separation on July 1, 2015, income tax expense and income tax balances represent the company’s federal, state and foreign income taxes as an independent company.

Prior to the separation, Baxalta maintained an income taxes payable to/from account with Baxter. Baxalta is deemed to have settled current tax balances with the Baxter taxpaying entities in the respective jurisdictions. These settlements were reflected as changes in net parent company investment.

As a standalone entity, the company will file tax returns on its own behalf and its deferred taxes and effective tax rate may not be comparable to those in historical periods.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. ASU 2016-02 is to be applied using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements. ASU 2016-02 will be effective for the company beginning on January 1, 2019. Early adoption is permitted. The company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10) — Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, to be measured at fair value, with subsequent changes in fair value recognized in net income. In addition, the ASU requires a qualitative assessment of equity investments without readily determinable fair values when assessing impairment, the evaluation of a valuation allowance on a deferred tax asset related to available-for-sale securities and certain presentation and disclosures for financial instruments. ASU 2016-01 is applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, which will be January 1, 2018. Early adoption is not permitted. The company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires that deferred tax assets and liabilities be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. ASU 2015-17 is effective for fiscal years, and interim periods within those years, beginning after December 31, 2016. Early adoption is permitted, and the company has elected to early adopt on a retroactive basis, which resulted in certain reclassifications to the December 31, 2014 combined balance sheet as further described in Note 14.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which clarifies that inventory should be measured at the lower of cost or net realizable value. ASU 2015-11 defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 will be effective for the company beginning on January 1, 2016, and prospective application is required. Early adoption is permitted. The company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles–Goodwill and Other–Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to customers about how to account for cloud computing arrangements when such arrangements include software licenses. ASU No. 2015-05 will be effective for the company beginning on January 1, 2016. Early adoption is permitted. The standard may be applied retrospectively or prospectively. The company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. ASU No. 2015-03 will be effective for the company beginning on January 1, 2016, and retrospective application is required. Early adoption is permitted, and the company has adopted Accounting Standard Codifications ASC No. 2015-03 effective June 30, 2015. Refer to Note 8 for additional information.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to when products are transferred to customers. In July 2015, the FASB voted to approve a one-year deferral on the original effective date of January 1, 2017; therefore ASU No. 2014-09 will be effective for the company beginning on January 1, 2018. Early adoption is permitted as of the original effective date. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The company is currently evaluating the impact of adopting the new revenue standard on its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (ASU 2014-08), which amends the definition of a discontinued operation in ASC 205-20 and provides additional requirements for the entities with its disposal transaction to qualify as a discontinued operation. ASU 2014-08 is effective prospectively for all disposals beginning on or after December 15, 2014 (with early adoption permitted). The company did not early adopt the new guidance and it was effective for the company for periods beginning with its first interim period ending March 31, 2015. ASU 2014-08 did not have a material impact on the consolidated and combined financial statements upon adoption.

NOTE 3

SUPPLEMENTAL FINANCIAL INFORMATION

Net Interest Expense

As described in Note 8, the company issued senior notes with an aggregate principal amount of $5 billion in June 2015. Prior to the issuance of the senior notes, Baxter’s third-party debt and the related interest expense were not allocated to the company.

years ended December 31 (in millions)	2015	2014	2013
Interest costs	$95	$—	$—
Interest costs capitalized	(44)	—	—

Interest expense, net of capitalized interest	51	—	—
Interest income	(3)	—	—

Net interest expense	$48	$—	$—

Other (Income) Expense, Net

years ended December 31 (in millions)	2015	2014	2013
Net gains related to investments	$(17)	$(19)	$(23)
Change in fair value of contingent payment liabilities	(97)	124	18
Other	12	(1)	6

Other (income) expense, net	$(102)	$104	$1

Prepaid Expenses and Other Current Assets

as of December 31 (in millions)	2015	2014
Due from Baxter International Inc	$397	$—
Prepaid expenses and other	223	173

Prepaid expenses and other current assets	$620	$173

Accrued Liabilities

as of December 31 (in millions)	2015	2014
Employee compensation and withholdings	$286	$210
Accrued rebates	245	245
Due to Baxter International Inc	208	—
Property, payroll and certain other taxes	97	78
Income taxes payable	77	352
Other	289	271

Total accrued liabilities	$1,202	$1,156

Other Long-Term Liabilities

as of December 31 (in millions)	2015	2014
Pension and other employee benefits	$505	$177
Contingent payment liabilities	426	518
Due to Baxter International Inc	64	—
Other	53	154

Total other long-term liabilities	$1,048	$849

Supplemental Cash Flow Disclosures

Non-cash investing and financing activities

years ended December 31 (in millions)	2015	2014	2013
Accrued capital expenditures	$—	$29	$63
Assets acquired through capital lease obligations	41	263	13

Interest and taxes paid

years ended December 31 (in millions)	2015	2014	2013
Interest paid, excluding portion capitalized	$39	$—	$—
Income taxes paid	119	—	—

Prior to the separation, the company’s current income tax payables were deemed to be settled with Baxter. Income taxes paid reflect payments in the second half of 2015 following the separation. Interest paid in the table primarily reflects payments associated with the company’s June 2015 debt issuance as further described in Note 8.

Dividends and Share Repurchase Authorization

On February 23, 2016, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock. The quarterly dividend is payable on April 1, 2016 to shareholders of record as of the close business on March 10, 2016. On November 17, 2015, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock. The quarterly dividend was paid on January 4, 2016 to shareholders of record as of the close of business on December 4, 2015. On July 28, 2015, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock. The quarterly dividend was paid on October 1, 2015, to shareholders of record as of the close of business on September 4, 2015. Pursuant to the merger agreement with Shire, the company is prohibited from declaring a quarterly cash dividend in excess of $0.07 per share.

On July 28, 2015, Baxalta’s Board of Directors also approved a share repurchase authorization which allows the company to repurchase up to $1 billion of its common stock. The company did not repurchase any of its common stock during 2015, and pursuant to the merger agreement with Shire, the company may not repurchase or otherwise acquire its own common stock.

NOTE 4

EARNINGS PER SHARE

The denominator for basic earnings per common share (EPS) is the weighted-average number of common shares outstanding during the period. The dilutive effect of outstanding stock options, restricted stock units (RSUs) and performance share units (PSUs) is reflected in the denominator for diluted EPS using the treasury stock method. The numerator for both basic and diluted EPS is net income, net income from continuing operations, or income from discontinued operations, net of tax.

On July 1, 2015, Baxter distributed approximately 544 million shares of Baxalta common stock to its shareholders and retained an additional 132 million shares. The computation of basic EPS for periods prior to the separation was calculated using the shares distributed and retained by Baxter on July 1, 2015 totaling 676 million. The weighted average number of shares outstanding for diluted EPS for periods prior to the separation included 5 million of diluted common share equivalents for stock options, RSUs and PSUs as calculated using the treasury stock method as of July 1, 2015, as these share-based awards were previously issued by Baxter and outstanding at the time of separation and were assumed by Baxalta following the separation.

The following is a reconciliation of basic shares to diluted shares.

years ended December 31 (in millions)	2015	2014	2013
Basic shares	677	676	676
Effect of dilutive shares	6	5	5

Diluted shares	683	681	681

The computation of diluted EPS excluded 16 million equity awards for 2015 and 19 million equity awards for each of 2014 and 2013 as their inclusion would have an anti-dilutive effect on diluted EPS.

NOTE 5

ACQUISITIONS AND COLLABORATIONS

Acquisitions

The following table summarizes the fair value of consideration transferred and the recognized amounts of the assets acquired and liabilities assumed as of the acquisition date for the company’s material acquisitions during 2015, 2014 and 2013.

	2015		2014		2013
(in millions)	ONCASPAR	SuppreMol	Chatham	AesRx	Inspiration/Ipsen OBIZUR
Consideration transferred
Cash, net of cash acquired	$890	$228	$70	$15	$51
Fair value of contingent payments	—	—	77	65	269

Fair value of consideration transferred	$890	$228	$147	$80	$320

Assets acquired and liabilities assumed
Other intangible assets	$794	$179	$74	$78	$288
Inventories	22	—	—	—	—
Other assets	—	19	—	—	25
Accrued liabilities	(1)	—	—	—	—
Long-term liabilities	(123)	(53)	—	—	—

Total identifiable net assets	692	145	74	78	313
Goodwill	198	83	73	2	7

Total assets acquired and liabilities assumed	$890	$228	$147	$80	$320

While the valuation of the assets acquired and liabilities assumed are substantially complete, measurement period adjustments for the acquisitions in 2015 may be recorded in the future as the company finalizes its fair value estimates. Pro forma financial information has not been included because the acquisitions, individually and in the aggregate, would not have had a material impact on the company’s consolidated and combined results of operations.

ONCASPAR Business Acquisition

In July 2015, the company acquired the ONCASPAR (pegaspargase) product portfolio from Sigma-Tau Finanziaria S.p.A (Sigma-Tau), a privately held biopharmaceutical company based in Italy, through the acquisition of 100% of the shares of a subsidiary of Sigma-Tau. Through the acquisition, the company gained the marketed biologic treatment ONCASPAR, the investigational biologic calaspargase pegol, and an established oncology infrastructure with clinical and sales resources. ONCASPAR is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukemia. As of the acquisition date, it was marketed in the United States, Germany, Poland and certain other countries, and recently received EU approval. The acquired net assets comprised a business based on the acquired inputs, processes and outputs. As a result, the transaction was accounted for as a business combination.

The company allocated $794 million of the total consideration to developed technology, which reflected rights to the ONCASPAR product portfolio. The developed technology is being amortized on a straight-line basis over an estimated useful life of 16 years. Long-term liabilities acquired consist primarily of deferred tax liabilities. The goodwill, which is not deductible for tax purposes, includes the value of potential future technologies as well as the overall strategic benefits of the acquisition to the company and its oncology pipeline.

The purchase price allocations described above reflect measurement period adjustments recorded in the fourth quarter of 2015 as the company substantially completed its estimates of the fair value of assets acquired and liabilities assumed. The measurement period adjustments included increases of $13 million, $5 million and $3 million to intangible assets, inventory and long-term liabilities, respectively. The adjustments resulted in a corresponding decrease in goodwill of $15 million. The measurement period adjustments did not have a material impact on the company’s results of operations.

Historical annual sales for ONCASPAR were approximately $100 million, and the company has recorded ONCASPAR net sales of $87 million from the acquisition date through December 31, 2015. The company incurred acquisition-related costs of $17 million during 2015, which were primarily recorded in selling, general and administrative expenses.

SuppreMol Acquisition

In March 2015, the company acquired all of the outstanding shares of SuppreMol GmbH (SuppreMol), a privately held biopharmaceutical company based in Germany. Through the acquisition, the company acquired SuppreMol’s early-stage pipeline of treatment options for autoimmune and allergic diseases, as well as its operations in Munich, Germany. The acquired investigational treatments will complement and build upon the company’s immunology portfolio and offer an opportunity to expand into new areas with significant market potential and unmet medical needs in autoimmune diseases. The acquired net assets comprised a business based on the acquired inputs, processes and outputs. As a result, the transaction has been accounted for as a business combination.

The company allocated $179 million of the total consideration to IPR&D, which is being accounted for as an indefinite-lived intangible asset. The acquired IPR&D primarily relates to SuppreMol’s lead candidate SM-101, an investigational immunoregulatory treatment, which had completed Phase IIa studies at the time of the acquisition. This project was expected to be completed in approximately 5 years as of the acquisition date. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risks in such activities, discounted at a rate of 20%. Additional R&D will be required prior to regulatory approval, and as of the acquisition date, incremental R&D costs were projected to be in excess of $400 million. Other assets acquired included deferred tax assets of $17 million and long-term liabilities acquired included $52 million of deferred tax liabilities. The goodwill, which is not deductible for tax purposes, includes the value of potential future technologies as well as the overall strategic benefits of the acquisition to the company.

AesRx, LLC Acquisition

In June 2014, the company acquired all of the outstanding membership interests in AesRx, LLC (AesRx), obtaining AesRx’s program related to the development and commercialization of treatments for sickle cell disease.

The company made an initial payment of $15 million, and as of the acquisition date may make additional payments of up to $278 million related to the achievement of development and regulatory milestones, in addition to sales milestones of up to $550 million. The estimated fair value of the contingent payment liabilities at the acquisition date was $65 million, which was recorded in long-term liabilities, and was calculated based on the probability of achieving the specified milestones and the discounting of expected future cash flows.

The company allocated $78 million of the total consideration to acquired IPR&D, which was accounted for as an indefinite-lived intangible asset, with the residual consideration of $2 million recorded as goodwill. The acquired IPR&D related to AesRx’s sickle cell disease program, which was in Phase II clinical trials at the time of the acquisition, and was expected to be completed in approximately five years. The value of IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risks in such activities, discounted at a rate of 15.5%. Additional R&D was required prior to obtaining regulatory approval and, as of the acquisition date, incremental R&D costs were projected to be in excess of $40 million.

During 2015, the company decided not to pursue further development activities related to the acquired project. The company recorded a charge of $81 million in R&D expenses to fully impair the acquired IPR&D and a gain of $66 million resulting primarily from the reduction of the fair value of contingent payment liabilities to zero as of December 31, 2015.

Chatham Therapeutics, LLC Acquisition

In April 2014, the company acquired all of the outstanding membership interests in Chatham Therapeutics, LLC (Chatham), obtaining potential treatments for hemophilia B utilizing Chatham’s gene therapy technology.

The company made an initial payment of $70 million, and as of the acquisition date may make additional payments of up to $560 million related to the achievement of development, regulatory and first commercial sale milestones, in addition to other sales milestones of up to $780 million. The estimated fair value of the contingent payment liabilities at the acquisition date was $77 million, which was recorded in long-term liabilities, and was calculated based on the probability of achieving the specified milestones and the discounting of expected future cash flows. As of December 31, 2015, the estimated fair value of the contingent payments was $74 million, with changes in the estimated fair value recognized in other (income) expense, net within the consolidated and combined statements of income. Refer to Note 10 for additional information regarding the contingent payment liability.

The company allocated $74 million of the total consideration to acquired IPR&D, which is being accounted for as an indefinite-lived intangible asset, with the residual consideration of $73 million recorded as goodwill. The acquired IPR&D primarily relates to Chatham’s hemophilia A (factor VIII) program, which was in preclinical stage at the time of the acquisition and was expected to be completed in approximately 10 years as of the acquisition date. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risks in such activities, discounted at a rate of 12%. Additional R&D will be required prior to obtaining regulatory approval and, as of the acquisition date, incremental R&D costs were projected to be in excess of $130 million. The goodwill, which may be deductible for tax purposes depending on the ultimate resolution of the contingent payment liabilities, includes the value of potential future technologies as well as the overall strategic benefits of the acquisition to the company in the hemophilia market.

Inspiration / Ipsen Acquisition

In March 2013, the investigational hemophilia compound OBIZUR and related assets were acquired from Inspiration BioPharmaceuticals, Inc. (Inspiration), and certain other OBIZUR related assets, including manufacturing operations, were acquired from Ipsen Pharma S.A.S. (Ipsen) in conjunction with Inspiration’s bankruptcy proceedings. Ipsen was Inspiration’s senior secured creditor and had been providing Inspiration with debtor-in-possession financing to fund Inspiration’s operations and the sales process. Additionally, Ipsen was the owner of certain assets acquired in the transaction.

OBIZUR is a recombinant porcine factor VIII that was approved in the United States in 2014 and in Canada and Europe in 2015 for the treatment of patients with acquired hemophilia A, and is being investigated for the treatment of congenital hemophilia A patients with inhibitors.

The estimated fair value of contingent payment liabilities at the acquisition date was $269 million, based on the probability of achieving the specified milestones, of up to $135 million, and sales-based payments, and the discounting of expected future cash flows. The estimated fair value of contingent payment liabilities was recorded in other long-term liabilities as part of the consideration transferred. As of December 31, 2015, the estimated fair value of the contingent payments was $360 million, with changes in the estimated fair value recognized in other (income) expense, net within the consolidated and combined statements of income. Refer to Note 10 for additional information regarding the contingent payment liability.

Goodwill of $7 million principally included the value associated with the assembled workforce at the acquired manufacturing facility. The goodwill is deductible for tax purposes. Other intangible assets of $288 million related to acquired IPR&D activities, and the total was accounted for as an indefinite-lived intangible asset at the acquisition date. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risk associated with such activities, discounted at a rate of 13%. In 2014, the acquired IPR&D was reclassified as a definite-lived intangible asset following regulatory approval. It is being amortized on a straight-line basis over an estimated useful life of 15 years.

Collaborations

Precision BioSciences

In February 2016, Baxalta entered into a strategic immuno-oncology collaboration with Precision BioSciences (Precision), a private biopharmaceutical company based in the United States, specializing in genome editing technology. Together, Baxalta and Precision will develop chimeric antigen receptor (CAR) T cell therapies for up to six unique targets, with the first program expected to enter clinical studies in late 2017. On a product-by-product basis, following successful completion of early-stage research activities up to Phase 2, Baxalta will have exclusive option rights to complete late-stage development and worldwide commercialization. Precision is responsible for development costs for each target prior to option exercise. The company will make an upfront payment of $105 million to Precision, which will be recorded as R&D expense in the first quarter of 2016. The company may make additional payments related to option fees and development, regulatory, and commercial milestones totaling up to $1.6 billion, in addition to future royalty payments on worldwide sales. Precision also has the right to participate in the development and commercialization of any licensed products resulting from the collaboration through a 50/50 co-development and co-promotion option in the United States.

Symphogen

In December 2015, the company entered into a research, option and commercial agreement with Symphogen, a private biopharmaceutical company headquartered in Denmark that is developing recombinant antibodies and antibody mixtures. Under the terms of the agreement, the company has options to obtain exclusive licensing rights for three specified proteins in development for the treatment of immune-oncology diseases as well as three additional proteins that may be selected at a later date. Each option is exercisable for a period of 90 days when each protein is ready for Phase II clinical trials. Symphogen is responsible for development costs for each protein until option exercise, at which point Baxalta would be responsible for development costs.

The company made an upfront payment of $175 million in January 2016, which was recognized as R&D expense in 2015 upon entering into the agreement. Each option exercise fee is variable depending on when it is exercised, with a maximum exercise price of up to €20 million for each protein. The company may make additional payments of up to approximately €1.2 billion related to development, regulatory and commercial milestones achieved after option exercise for all six proteins, in addition to future royalty payments.

SFJ Pharmaceuticals Group

In June 2015, the company entered into an agreement with SFJ Pharmaceuticals Group (SFJ) relating to adalimumab (BAX 923), whereby SFJ will fund up to $200 million of specified development costs related to the company’s BAX 923 program, in exchange for payments in the event the product obtains regulatory approval in the United States or Europe. The terms of the agreement include funding limitations of up to $50 million for incurred costs through Phase I development and cumulative spending caps in six month intervals through December 31, 2017. The contingent success payments total approximately 5.5 times the incurred development costs and are payable in annual installments over an approximate eight-year period following the dates of regulatory approval. The development funding from SFJ is being recognized as an offset to R&D expenses as incurred because there is substantive and genuine transfer of risk to SFJ. The R&D expense offset for 2015 totaled $58 million. BAX923 is one of the biosimilars in which the company is collaborating with Momenta Pharmaceuticals, Inc. as further described below.

Merrimack Pharmaceuticals, Inc.

In September 2014, the company entered into an exclusive license agreement with Merrimack Pharmaceuticals, Inc. (Merrimack) relating to the development and commercialization of MM-398 (nanoliposomal irinotecan injection), also known as “nal-IRI”. The arrangement includes all potential indications for MM-398 across all markets with the exception of the United States and Taiwan. The first indication being pursued is for the treatment of patients with metastatic pancreatic cancer who were previously treated with gemcitabine-based therapy. In 2014, the company recognized an R&D charge of $100 million related to the upfront payment. Upon entering into the agreement, the company had the potential to make future payments of up to $870 million related to the achievement of development, regulatory, and commercial milestones, in addition to royalty payments.

CTI BioPharma Corp.

In November 2013, the company acquired approximately 16 million shares of CTI BioPharma Corp. (CTI BioPharma), which was formerly named Cell Therapeutics, Inc., common stock for $27 million. The company also entered into an exclusive worldwide licensing agreement with CTI BioPharma to develop and commercialize pacritinib, a novel investigational JAK2/FLT3 inhibitor with activity against genetic mutations linked to myelofibrosis, leukemia and certain solid tumors. At the time the company entered into the agreement, pacritinib was in Phase III development for patients with myelofibrosis, a chronic malignant bone marrow disorder. Under the terms of the agreement, the company gained commercialization rights for all indications of pacritinib outside the United States, while the company and CTI BioPharma will jointly commercialize pacritinib in the United States. Under the terms of the initial agreement, CTI BioPharma is responsible for the funding of the majority of development activities as well as the manufacture of the product. In 2013, the company recognized an R&D charge of $33 million related to an upfront payment. Upon entering into the agreement, the company had the potential to make future payments of up to $302 million related to the achievement of development, regulatory and commercial milestones, in addition to future royalty payments.

In June 2015, the company entered into an amendment with CTI BioPharma Corp (CTI BioPharma). Pursuant to the amendment, the company paid $32 million to CTI BioPharma relating to two contingent milestone payments included in the original agreement. The company obtained certain additional rights relating to manufacturing and supply, and CTI BioPharma committed to spend a specified amount on the development of pacritinib through February 2016, with failure to do so resulting in payments to the company equal to the deficiency.

Coherus Biosciences, Inc.

In August 2013, the company entered into an exclusive license agreement with Coherus Biosciences, Inc. (Coherus) to develop and commercialize a biosimilar to ENBREL® (etanercept) for Europe, Canada, Brazil and certain other markets. The company also has the right of first refusal to certain other biosimilars in the collaboration. Under the terms of the agreement, Coherus is responsible for the development plan, preparation of regulatory filings, and manufacture of the product, subject to certain cost reimbursement by the company. The company can terminate the agreement if certain costs exceed a specific cap. In 2013, the company recognized an R&D charge of $30 million related to its decision to pursue the development of etanercept. Upon entering into the agreement, the company had the potential to make future payments of up to $169 million relating to the achievement of development and regulatory milestones, in addition to future royalty payments.

Momenta Pharmaceuticals, Inc.

In February 2012, the company entered into an exclusive license agreement with Momenta to develop and commercialize biosimilars. The arrangement includes specified funding by the company, as well as other responsibilities, relating to development and commercialization activities. In 2012, the company recognized an R&D charge of $33 million related to an upfront payment. Upon entering into the agreement, the company had the potential to make future payments of up to approximately $202 million related to the exercise of options to develop additional products and the achievement of technical, development and regulatory milestones for these products, in addition to future royalty payments and potential profit-sharing payments.

Payments to Collaboration Partners

R&D expenses related to payments to collaboration partners were $430 million, $242 million and $80 million during 2015, 2014, and 2013, respectively. Expenses related to upfront payments were $175 million, $100 million and $63 million during 2015, 2014 and 2013, respectively; and expenses related to milestone payments were $215 million, $117 million and $15 million during 2015, 2014 and 2013, respectively. The remainder primarily related to R&D cost reimbursements. Payments to collaboration partners classified in cost of sales were not significant in 2015, 2014 and 2013.

Unfunded Contingent Payments

At December 31, 2015, the company’s unfunded contingent milestone payments associated with all of its collaborative arrangements totaled $2.1 billion. This total includes contingent payments associated with the SFJ agreement related to development costs funded through December 31, 2015. This total excludes contingent royalty and profit-sharing payments, contingent payment liabilities arising from business combinations, which are further discussed in Note 11, and potential milestone payments and option exercise fees associated with the Symphogen arrangement because they would be payable only if the company chooses to exercise one or more of its options. Based on the company’s projections, any contingent payments made in the future will be more than offset by the estimated net future cash flows relating to the rights acquired for those payments.

NOTE 6

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following is a summary of the activity in goodwill:

(in millions)
December 31, 2013	$524
Additions	75
Currency translation and other adjustments	(34)

December 31, 2014	$565

Additions	281
Currency translation and other adjustments	(17)

December 31, 2015	$829

The additions during 2015 related to the acquisition of the ONCASPAR business and SuppreMol. The additions during 2014 primarily related to the acquisition Chatham. These acquisitions are further discussed in Note 5.

As of December 31, 2015, there were no accumulated goodwill impairment losses.

Other intangible assets, net

The following is a summary of the company’s other intangible assets:

(in millions)	Developed technology, including patents	Other amortized intangible assets	Indefinite-lived intangible assets	Total
December 31, 2015
Gross other intangible assets	$1,247	$29	$238	$1,514
Accumulated amortization	(190)	(29)	—	(219)

Other intangible assets, net	$1,057	$—	$238	$1,295

December 31, 2014
Gross other intangible assets	$440	$29	$149	$618
Accumulated amortization	(133)	(26)	—	(159)

Other intangible assets, net	$307	$3	$149	$459

The increase in other intangible assets, net during the year ended December 31, 2015 was primarily due to IPR&D acquired in the acquisition of SuppreMol and developed technology acquired in the acquisition of the ONCASPAR business, partially offset by an impairment charge on IPR&D from the AesRx acquisition, as further described in Note 5, amortization expense and CTA.

Intangible asset amortization expense was $53 million and $16 million in the years ended December 31, 2015 and 2014, respectively. The following table presents anticipated annual amortization expense for 2016 through 2020 for definite-lived intangible assets recorded as of December 31, 2015:

(in millions)	2016	2017	2018	2019	2020
Anticipated annual intangible asset amortization expense	$77	$74	$73	$69	$69

NOTE 7

BUSINESS OPTIMIZATION ITEMS

Prior to the separation, the company participated in business optimization plans initiated by Baxter. The company’s total charges (benefits) related to business optimization plans are presented below:

years ended December 31 (in millions)	2015	2014	2013
Charges	$5	$43	$133
Reserve adjustments	(17)	(10)	—

Total business optimization (benefits) expenses	(12)	33	133

Discontinued operations	—	(8)	(101)

Business optimization (benefits) expenses in continuing operations	$(12)	$25	$32

During 2015, the company adjusted certain previously estimated business optimization charges resulting in a $17 million benefit. The adjustments were primarily due to lower severance payments than previously estimated from business optimization programs in prior years. The 2015 period also included charges of $5 million in selling, general and administrative expenses primarily relating to re-alignment of certain functions. During 2014, the company recorded charges of $2 million in cost of sales, $1 million in selling, general and administrative expenses and $22 million in R&D expenses (with an additional $8 million recorded in discontinued operations). The charges during 2014 primarily related to re-alignment of certain R&D activities and rationalization of manufacturing facilities. During 2013, the company recorded charges of $5 million in cost of sales, $3 million in selling, general and administrative expenses and $24 million in R&D expenses (with an additional $101 million recorded in discontinued operations). The charges during 2013 included severance and other non-cash impairment losses associated with the discontinuation of certain R&D programs associated with the vaccines business.

The following table summarizes activity in the reserves related to business optimization initiatives:

(in millions)
Reserves as of December 31, 2014	$60
Charges	5
Reserve adjustments	(17)
Separation-related adjustments and other	(17)
Utilization	(19)

Reserves as of December 31, 2015	$12

Separation-related adjustments and other included a reduction in the company’s business optimization reserves related to certain liabilities that were not transferred to Baxalta as part of the separation and the impact of CTA.

The reserves are expected to be substantially utilized by the end of 2016. Management believes that these reserves are adequate. However, adjustments may be recorded in the future as the programs are completed.

NOTE 8

DEBT, CAPITAL LEASE OBLIGATIONS AND OTHER FINANCING ARRANGEMENTS

As of December 31, 2014 and through the date of the senior notes issuance described below, Baxter’s third-party debt and the related interest expense were not allocated to the company as the company was not the legal obligor of the debt and Baxter borrowings were not directly attributable to the company’s business.

Significant Debt Issuances

On June 23, 2015, the company issued senior notes with a total aggregate principal amount of $5 billion. The company used the net proceeds to make a cash distribution of $4 billion to Baxter as partial consideration for the contribution of net assets to the company in connection with the separation, and the remainder was or is intended to be used for general corporate purposes, including to fund acquisitions. The $4 billion cash distribution to Baxter was made on June 23, 2015.

Below is a summary of the company’s debt and capital lease obligations outstanding as of December 31, 2015.

(in millions, except for percentage information)	Aggregate Principal	Coupon Rate	Effective Interest Rate in 2015[1]	Carrying Amount at December 31, 2015[2]
Variable-rate notes due 2018	$375	LIBOR plus 0.78%	1.3%	$373
Fixed-rate notes due 2018	375	2.000%	2.2%	373
Fixed-rate notes due 2020	1,000	2.875%	2.9%	994
Fixed-rate notes due 2022	500	3.600%	3.6%	496
Fixed-rate notes due 2025	1,750	4.000%	4.0%	1,730
Fixed-rate notes due 2045	1,000	5.250%	5.1%	983
Other (including capital lease obligations)	N/A	N/A	N/A	319

Total debt and capital lease obligations				5,268
Current portion				(3)

Long-term portion				$5,265

[1]	Excludes the effect of any related interest rate swaps.

[2]	Book values include any discounts, premiums and adjustments related to hedging instruments.

In connection with this issuance, the company recognized a debt discount of $51 million and deferred issuance costs totaling $8 million, which were recorded as a direct deduction from the carrying amount of the debt. Refer to Note 9 for information regarding interest rate derivative contracts the company has entered into related to the senior notes.

Credit Facilities

In July 2015, the company entered into a credit agreement providing for a senior revolving credit facility that provides the company with access to an aggregate principal amount of up to $1.2 billion maturing in 2020, of which no amounts are currently outstanding. Effective November 12, the company entered into Amendment No. 1 to the credit agreement. The amendment narrows the definition of “Change of Control.” The other material terms of the credit agreement, including covenants, remain unchanged. The facility enables the company to borrow funds on an unsecured basis at variable interest rates, and contains various financial and other covenants, including a net leverage ratio covenant and an interest coverage ratio covenant, as well as events of default with respect to the company. The credit facility also provides for the issuance of letters of credit, which reduces the maximum capacity of this facility. At December 31, 2015, the amount of letters of credit issued was insignificant.

The company also entered into a Euro-denominated senior revolving credit facility in an aggregate principal amount of up to €200 million maturing in 2020, with similar terms as the above credit facility, of which no amounts are currently outstanding. Effective November 12, 2015, the company entered into an amendment to this credit facility. Similar to the amendment discussed above, this amendment narrows the definition of “Change of Control.” The non-performance of any financial institution supporting either of the credit facilities would reduce the maximum capacity of these facilities by each institution’s respective commitment.

The company also maintains other credit arrangements, which totaled $80 million at December 31, 2015. There were no borrowings outstanding under these arrangements at December 31, 2015.

Capital Lease Obligations

The company leases certain facilities under capital leases. During 2014, the company entered into a leasing arrangement for a new global innovation center in Cambridge, Massachusetts and recorded a capital lease obligation of $263 million. During 2015, the company entered into a leasing arrangement for its corporate headquarters in Bannockburn, Illinois and recorded a capital lease obligation of $41 million. As of December 31, 2015 and 2014, the company’s total capital lease obligations, including current maturities, were $319 million and $275 million, respectively.

Future Payments on Capital Lease Obligations and Debt Maturities

(in millions)	December 31, 2015
2016	$3
2017	31
2018	768
2019	18
2020	1,018
Thereafter	3,612

Total obligations	5,450
Fair value hedges and unamortized bond discounts	(182)

Total debt and capital lease obligations	$5,268

NOTE 9

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

The company does not hold any instruments for trading purposes and none of the company’s outstanding derivative instruments contain credit-risk-related contingent features.

Interest Rate Risk Management

The company is exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in benchmark interest rates relating to its existing debt obligations or anticipated issuances of debt. The company’s policy is to manage this risk to an acceptable level.

Foreign Currency Risk Management

The company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound, Swiss Franc, Australian Dollar, Turkish Lira, Russian Ruble, Chinese Renminbi, Colombian Peso and Argentine Peso.

In periods prior to the separation, the company participated in Baxter’s foreign currency risk management program through a central shared entity, which entered into derivative contracts to hedge foreign currency risk associated with forecasted transactions for the entire company, including for Baxalta’s operations. Gains and losses on derivative contracts entered into by Baxter were allocated to Baxalta and partially offset gains and losses on underlying foreign currency exposures. The fair value of outstanding derivative instruments were not allocated to Baxalta’s combined balance sheets. In connection with the separation, the company began entering into foreign currency derivative contracts on its own behalf and has recorded the related fair value on its consolidated and combined balance sheet as of December 31, 2015. The contracts are classified as either short-term or long-term based on the scheduled maturity of the instrument.

Cash Flow Hedges

The company may use options, including collars and purchased options, and forwards to hedge the foreign exchange risk to earnings relating to forecasted transactions and recognized assets and liabilities. In December 2014 and during the three months ended March 31, 2015, the company entered into $1.8 billion of forward-starting interest rate swaps to hedge the risk to earnings associated with movements in benchmark interest rates relating to an anticipated issuance of debt. The total notional amount of the forward-starting interest rate swaps was $550 million as of December 31, 2014. During 2015, in conjunction with the debt issuance described in Note 8, the company terminated the swaps, which resulted in a $37 million net gain that was deferred in AOCI and is being amortized as a decrease to net interest expense over the terms of the underlying debt.

For each derivative instrument that is designated and effective as a cash flow hedge, the gain or loss on the derivative is recorded in AOCI and then recognized in earnings consistent with the underlying hedged item. Option premiums or net premiums paid are initially recorded as assets and reclassified to other comprehensive income (OCI) over the life of the option, and then recognized in earnings consistent with the underlying hedged item. Cash flow hedges are classified in net sales, cost of sales, and net interest expense, and primarily relate to forecasted third-party sales denominated in foreign currencies, forecasted intercompany sales denominated in foreign currencies, and anticipated issuances of debt, respectively. The maximum term over which the company has cash flow hedge contracts in place related to forecasted transactions as of December 31, 2015 was 12 months. The notional amount of foreign exchange contracts were $1.2 billion as of December 31, 2015.

In certain instances, the company may discontinue cash flow hedge accounting because the forecasted transactions are no longer probable of occurring. As of December 31, 2015, all forecasted transactions were probable of occurring and no gains or losses were reclassified into earnings.

Fair Value Hedges

The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. These instruments hedge the company’s earnings from changes in the fair value of debt due to fluctuations in the designated benchmark interest rate. For each derivative instrument that is designated and effective as a fair value hedge, the gain or loss on the derivative is recognized immediately to earnings, and offsets the loss or gain on the underlying hedged item. Fair value hedges are classified in net interest expense, as they hedge the interest rate risk associated with certain of the company’s fixed-rate debt.

The total notional amount of interest rate swaps was $1.0 billion as of December 31, 2015. There were no interest rate swaps designated as fair value hedges as of December 31, 2014.

Undesignated Derivative Instruments

The company uses forward contracts to hedge earnings from the effects of foreign exchange relating to certain of the company’s intercompany and third-party receivables and payables denominated in a foreign currency. These derivative instruments generally are not formally designated as hedges, the terms of these instruments generally do not exceed one month, and the change in fair value of these derivatives are reported in earnings.

The total notional amount of undesignated derivative instruments was $209 million as of December 31, 2015.

Gains and Losses on Derivative Instruments

The following tables summarize the income statement locations and gains and losses on the company’s derivative instruments for the years ended December 31, 2015 and 2014.

	Gain (loss) recognized in OCI		Location of gain (loss) in income statement	Gain (loss) reclassified from AOCI into income
(in millions)	2015	2014		2015	2014
Cash flow hedges
Interest rate contracts	$38	$—	Net interest expense	$1	$—
Foreign exchange contracts	—	—	Net sales	—	—
Foreign exchange contracts	19	—	Cost of sales	46	—

Total	$57	$—		$47	$—

	Location of gain (loss) in income statement	Gain (loss) recognized in income
(in millions)		2015	2014
Fair value hedges
Interest rate contracts	Net interest expense	$4	$—
Undesignated derivative instruments
Foreign exchange contracts	Other income, net	$(4)	$—

During 2015, the company assumed pre-tax deferred gains of $43 million related to certain foreign exchange contracts from Baxter, which were recorded in AOCI.

For the company’s fair value hedges, a loss of $4 million was recognized in net interest expense during 2015, as adjustments to the underlying hedged item, fixed-rate debt. Ineffectiveness related to the company’s cash flow and fair value hedges for 2015 was not material.

As of December 31, 2015, $11 million of deferred, net after-tax gains on derivative instruments included in AOCI are expected to be recognized in earnings during the next 12 months, coinciding with when the hedged items are expected to impact earnings. Refer to Note 13 for the balance in AOCI associated with cash flow hedges.

Fair Values of Derivative Instruments

The following table presents the classification and estimated fair value of the company’s derivative instruments as of December 31, 2015:

	Derivatives in asset positions		Derivatives in liability positions
(in millions)	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivative instruments designated as hedges
Foreign exchange contracts	Other current assets	$23	Accrued liabilities	$2
Foreign exchange contracts	Other long-term assets	—	Other long-term liabilities	—
Interest rate contracts	Other long-term assets	4

Total derivative instruments designated as hedges		$27		$2

Undesignated derivative instruments
Foreign exchange contracts	Other current assets	$1	Accrued liabilities	$1

Total derivative instruments		$28		$3

The following table presents the classification and estimated fair value of the company’s derivative instruments as of December 31, 2014:

	Derivatives in asset positions		Derivatives in liability positions
(in millions)	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivative instruments designated as hedges
Interest rate contracts	Other current assets	$1	Accrued liabilities	$2

While the company’s derivatives are all subject to master netting arrangements, the company presents its assets and liabilities related to derivative instruments on a gross basis within the consolidated and combined balance sheets. Additionally, the company is not required to post collateral for any of its outstanding derivatives. If the company’s derivatives were presented on a net basis, an asset of $25 million and liability of $1 million would be reported at December 31, 2015 and 2014, respectively.

NOTE 10

FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Securitization arrangement

In April 2015, the company entered into agreements related to its trade receivables originating in Japan with a financial institution in which the entire interest in and ownership of the receivables are sold. While the company services the receivables in its Japanese securitization arrangement, no servicing asset or liability is recognized because the company receives adequate compensation to service the sold receivables.

During 2015, sold receivables were $165 million and cash collections remitted to the owners of the receivables were $98 million. The effect of currency exchange rate changes and net losses relating to the sales of receivables were immaterial.

Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 — Quoted prices in active markets that the company has the ability to access for identical assets or liabilities;

•

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables summarize the bases used to measure financial assets and liabilities that are carried at fair value on a recurring basis in the consolidated and combined balance sheets:

		Basis of fair value measurement
(in millions)	Balance as of December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets
Foreign currency derivative contracts	$24	$—	$24	$—
Interest rate contracts	4	—	4	—
Available-for-sale securities
Equity securities	78	78	—	—
Foreign government debt securities	16	3	13	—

Total assets	$122	$81	$41	$—

Liabilities
Contingent payments related to acquisitions	$433	$—	$—	$433
Foreign currency derivative contracts	3	—	3	—

Total liabilities	$436	$—	$3	$433

		Basis of fair value measurement
(in millions)	Balance as of December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets
Available-for-sale securities
Equity securities	$71	$71	$—	$—
Foreign government debt securities	18	3	15	—
Interest rate contracts	1	—	1	—

Total assets	$90	$74	$16	$—

Liabilities
Contingent payments related to acquisitions	$518	$—	$—	$518
Interest rate contracts	2	—	2	—

Total liabilities	$520	$—	$2	$518

As of December 31, 2015, cash and equivalents of $1.0 billion included money market funds of approximately $100 million. Money market funds would be considered Level 2 in the fair value hierarchy.

For assets that are measured using quoted prices in active markets, the fair value is the published market price per unit multiplied by the number of units held, without consideration of transaction costs. The fair values of foreign government debt securities are obtained from pricing services or broker/dealers who either use quoted prices in an active market or proprietary pricing applications, which include observable market information for like or same securities.

Contingent payments related to acquisitions consist of development, regulatory and commercial milestone payments, in addition to sales-based payments, and are valued using discounted cash flow techniques. The fair value of development, regulatory and commercial milestone payments reflects management’s expectations of probability of payment, and increases or decreases as the probability of payment or expectation of timing of payments changes. As of December 31, 2015, management’s expected weighted-average probability of payment for development, regulatory and commercial milestone payments was approximately 21%, with individual probabilities ranging from 10%–80%. As of December 31, 2015 the weighted average discount rate used in the fair value estimates was 8.1%.

The fair value of sales-based payments is based upon probability-weighted future revenue estimates, and increases or decreases as revenue estimates or expectations of timing of payments change.

The following table provides information relating to the company’s investments in available-for-sale equity securities:

(in millions)	Amortized cost	Unrealized gains	Unrealized (losses)	Fair value

December 31, 2015
Available-for-sale equity securities	$55	$28	$(5)	$78

December 31, 2014
Available-for-sale equity securities	$59	$21	$(9)	$71

During 2015, the company recorded $14 million in other-than-temporary impairment charges based on the duration of losses related to three of the company’s investments. During 2014, the company recorded a $45 million other-than-temporary impairment charge to write-down the investment in Onconova common stock to its fair value based on the duration and severity of the loss. The other-than-temporary impairment charges recorded during 2015 and 2014 were reported in other (income) expense, net.

During 2013, the company acquired approximately 16 million shares of CTI BioPharma common stock, which are classified as available-for-sale equity securities, for $27 million. Refer to Note 5 for additional information regarding the CTI BioPharma arrangement.

The company had cumulative unrealized gains on available-for-sale debt securities of less than $1 million as of both December 31, 2015 and 2014.

The following table is a reconciliation of the fair value measurements that use significant unobservable inputs (Level 3), which consists of contingent payments related to acquisitions:

(in millions)	Contingent payments
Fair value as of December 31, 2013	$291
Additions	142
Payments	(12)
Net losses recognized in earnings	124
Currency translation adjustments	(27)

Fair value as of December 31, 2014	$518
Separation related adjustment	37
Additions	—
Payments	(8)
Net gains recognized in earnings	(97)
Currency translation adjustments	(17)

Fair value as of December 31, 2015	$433

In 2015, the company recognized a gain of $97 million in other (income) expense, net related to a reduction of the estimated fair value of contingent payment liabilities for certain milestones associated with the acquisitions of OBIZUR, Chatham, and AesRx. Also, the company recorded a separation-related adjustment of $37 million in 2015 for contingent payment liabilities related to foreign exchange losses that were not previously allocated to Baxalta in periods prior to the separation.

In 2014, the company’s additions related to the contingent payment liabilities associated with the acquisitions of Chatham and AesRx. The net loss recognized in earnings and reported in other (income) expense, net primarily related to an increase in the estimated fair value of contingent payment liabilities associated with the 2013 acquisition of OBIZUR and related assets from Inspiration / Ipsen.

Book Values and Fair Values of Financial Instruments

In addition to the financial instruments that the company is required to recognize at fair value on the consolidated and combined balance sheets, the company has certain financial instruments that are recognized at historical cost or some basis other than fair value. For these financial instruments, the following table provides the values recognized on the consolidated or combined balance sheets and the approximate fair values:

	Book values		Approximate fair values
(in millions)	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Assets
Investments	$21	$31	$21	$31

Liabilities
Current maturities of lease obligations	3	—	3	—
Long-term debt and lease obligations	$5,265	$275	$5,396	$275

Investments include certain cost method investments whose fair value is based on Level 3 inputs. The estimated fair value of capital lease obligations is based on Level 2 inputs. The estimated fair values of long-term debt were computed by multiplying price by the notional amount of the respective debt instrument. Price is calculated using the stated terms of the respective debt instrument and yield curves commensurate with the company’s credit risk. The discount factors used in the calculations reflect the non-performance risk of the company. The carrying values of the other financial instruments approximate their fair values due to the short-term maturities of most of these assets and liabilities.

During 2015 and 2014, the company recorded $31 million and $64 million of income in other (income) expense, net related to equity method investments, which primarily represented realized gains from funds that sold portfolio companies in both periods, as well as gains from the sale of certain investments in 2015 and 2014.

NOTE 11

COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The company leases certain facilities and equipment under operating leases expiring at various dates. The leases generally provide for the company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Operating lease rent expense was $52 million in 2015, $42 million in 2014 and $40 million in 2013.

The following table summarizes future minimum operating lease payments:

years ending December 31 (in millions)	2016	2017	2018	2019	2020	Thereafter
Future minimum operating lease payments	$58	$52	$46	$35	$30	$161

Limited Partnership Commitments

The company has unfunded commitments of $79 million as a limited partner in various equity investments as of December 31, 2015.

Indemnifications

During the normal course of business, the company enters into indemnities, commitments and guarantees pursuant to which the company may be required to make payments related to specific transactions. In addition, the company indemnifies its directors and officers for certain losses and expenses upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the company could be obligated to make. To help address some of these risks, the company maintains various insurance coverages. Based on experience and evaluation of the agreements, the company does not believe that any significant payments related to its indemnities will occur, and therefore the company has not recorded any associated liabilities, other than for certain tax-related indemnifications described in Note 14.

Other Contingencies

The company has other contingencies associated with its collaborative arrangements, as further discussed in Note 5, and legal contingencies, as further discussed in Note 16.

NOTE 12

RETIREMENT AND OTHER BENEFIT PROGRAMS

Shared Baxter Plans Prior to the Separation

Prior to the transfer of net pension and other post-employment benefit (OPEB) plan obligations discussed below and with the exception of certain Austrian defined benefit pension plans, of which Baxalta was the sole sponsor prior to any transfers, the company’s employees participated in certain U.S. and international defined benefit pension and OPEB plans sponsored by Baxter. These plans included participants of Baxter’s other businesses and were accounted for as multiemployer plans in the company’s combined financial statements prior to the transfer into newly-created plans sponsored by Baxalta. As a result, no asset or liability was recorded by the company in its combined balance sheets as of December 31, 2014 to recognize the funded status of these plans. The costs of these plans were allocated to the company and recorded in cost of sales, selling, general and administrative expenses and R&D expenses in the combined statements of income. For the Baxter sponsored defined benefit pension and OPEB plans, Baxalta recorded expense of $16 million, $37 million and $45 million for 2015, 2014 and 2013, respectively, relating to Baxalta employees’ participation in Baxter sponsored plans.

The company has been the sole sponsor for certain Austrian defined benefit plans prior to the separation and has accounted for the Austrian defined benefit plans as single employer plans for the periods presented below.

Impact of Separation

During the second quarter of 2015, Baxalta assumed certain pension and OPEB obligations and plan assets related to newly-created single employer plans for Baxalta employees, as well as pension obligations and plan assets associated with its employees who participated in certain plans that split following the separation. The company accounted for certain plans with delayed split dates as multiple-employer plans beginning in the second quarter of 2015 because the company was responsible for its employees retiring during the interim period.

The assumed pension obligations related to plans in the United States generally related to only active employees who transferred to Baxalta in connection with the separation. The company generally did not assume obligations associated with retired or otherwise inactive employees in the United States.

Reconciliation of Pension and OPEB Plan Obligations, Assets and Funded Status

The benefit plan information in the table below pertains to all of the company’s pension and OPEB plans, both in the United States and in other countries.

	Pension				OPEB
	U.S.		International
years ended December 31 (in millions)	2015	2014	2015	2014	2015	2014
Benefit obligations
Beginning of period	$—	$—	$166	$156	$—	$—
Assumption of benefit obligations from Baxter	370	—	283	—	20	—
Service cost	14	—	19	6	1	—
Interest cost	11	—	5	5	—	—
Participant contributions	—	—	2	—	—	—
Actuarial (gain)/ loss	(19)	—	4	33	(1)	—
Benefit payments	—	—	(7)	(5)	—	—
Settlements	—	—	(1)	(3)	—	—
Foreign exchange and other	—	—	(24)	(26)	—	—

End of period	$376	$—	$447	$166	$20	$—

Fair value of plan assets
Beginning of period	$—	$—	$—	$—	$—	$—
Assumption of plan assets from Baxter	227	—	128	—	—	—
Actual return on plan assets	(7)	—	—	—	—	—
Employer contributions	—	—	12	8	—	—
Participant contributions	—	—	2	—	—	—
Benefit payments	—	—	(7)	(5)	—	—
Settlements	—	—	(1)	(3)	—	—
Foreign exchange and other	—	—	(1)	—	—	—

End of period	220	—	133	—	—	—

Funded status at December 31	$(156)	$—	$(314)	$(166)	$(20)	$—

Amounts recognized in the consolidated and combined balance sheets
Current liability	$—	$—	$(5)	$(5)	$—	$—
Noncurrent liability	(156)	—	(309)	(161)	(20)	—

Net liability recognized at December 31	$(156)	$—	$(314)	$(166)	$(20)	$—

Foreign exchange and other during 2015 includes approximately $9 million of benefit obligations associated with the Austrian plans that were transferred from the company to Baxter. The assumption of benefit obligations and plan assets from Baxter include adjustments recorded during the second half of 2015.

Accumulated Benefit Obligation Information

The pension obligation information in the table above represents the projected benefit obligation (PBO). The PBO incorporates assumptions relating to future compensation levels. The accumulated benefit obligation (ABO) is the same as the PBO except that it includes no assumptions relating to future compensation levels. The ABO for all of the company’s U.S. pension plans was $315 million at the December 31, 2015 measurement date. The ABO for all of the company’s International pension plans was $343 million and $133 million at the December 31, 2015 and 2014 measurement dates, respectively.

The information in the funded status table above represents the totals for all of the company’s pension plans. The following is information relating to the individual plans in the funded status table above that have an ABO in excess of plan assets.

as of December 31 (in millions)	2015	2014
U.S.
ABO	$315	$—
Fair value of plan assets	220	—
International
ABO	$324	$133
Fair value of plan assets	112	—

The following is information relating to the individual plans in the funded status table above that have a PBO in excess of plan assets (many of which also have an ABO in excess of assets, and are therefore also included in the table directly above).

as of December 31 (in millions)	2015	2014
U.S.
PBO	$376	$—
Fair value of plan assets	220	—
International
PBO	$447	$166
Fair value of plan assets	133	—

Expected Net Pension and OPEB Plan Payments for the Next 10 Years

(in millions)	U.S. Pension	International Pension	OPEB
2016	$3	$13	$—
2017	5	15	—
2018	7	15	—
2019	9	16	—
2020	11	17	—
2021 through 2025	89	104	3

Total expected net benefit payments for next 10 years	$124	$180	$3

The expected net benefit payments above reflect the company’s share of the total net benefits expected to be paid from the plans’ assets (for funded plans) or from the company’s assets (for unfunded plans). The federal subsidies relating to the Medicare Prescription Drug, Improvement and Modernization Act are not expected to be significant.

Amounts Recognized in AOCI

The pension and OPEB plans’ gains or losses, prior service costs or credits, and transition assets or obligations not yet recognized in net periodic benefit cost are recognized on a net-of-tax basis in AOCI and will be amortized from AOCI to net periodic benefit cost in the future.

The following is a summary of the pre-tax losses included in AOCI at December 31, 2015 and December 31, 2014.

(in millions)	U.S. Pension	International Pension	OPEB
Actuarial loss	$102	$154	$3
Prior service credit and transition obligation	—	1	(14)

Total pre-tax loss recognized in AOCI at December 31, 2015	$102	$155	$(11)

Actuarial loss	$—	$70	$—
Prior service credit and transition obligation	—	—	—

Total pre-tax loss recognized in AOCI at December 31, 2014	$—	$70	$—

During the second quarter of 2015, the company assumed approximately $200 million of pre-tax losses included in AOCI in connection with the separation.

Refer to Note 13 for the net-of-tax balances included in AOCI as of each of the year-end dates. The following is a summary of the net-of-tax amounts recorded in OCI relating to pension and OPEB plans.

	U.S Pension and OPEB			International Pension
years ended December 31 (in millions)	2015	2014	2013	2015	2014	2013
Gain (loss) arising during the year, net of tax expense (benefit) for U.S. plans of $3 in 2015 and $0 in 2014 and 2013 and for international plans of $6 in 2015, ($6) in 2014 and $1 in 2013	$5	$—	$—	$(7)	$(4)	$(11)
Amortization of loss to earnings, net of tax expense for U.S. plans of $2 in 2015 and $0 in 2014 and 2013 and for international plans of $3 in 2015, $1 in 2014, and $1 in 2013	5	—	—	8	3	4

Pension and other employee benefits gain (loss)	$10	$—	$—	$1	$(1)	$(7)

Amounts Expected to be Amortized from AOCI to Net Periodic Benefit Cost in 2016

With respect to the AOCI balance at December 31, 2015, the following is a summary of the pre-tax amounts expected to be amortized to net periodic benefit cost in 2016.

(in millions)	U.S. Pension	International Pension	OPEB
Actuarial loss	$8	$10	$—
Prior service credit and transition obligation	—	—	(1)

Total pre-tax amount expected to be amortized from AOCI to net pension and OPEB cost in 2016	$8	$10	$(1)

Net Periodic Benefit Cost

	U.S. Pension			International Pension			OPEB
years ended December 31 (in millions)	2015	2014	2013	2015	2014	2013	2015	2014	2013
Net periodic benefit cost
Service cost	$14	$—	$—	$19	$6	$6	$1	$—	$—
Interest cost	11	—	—	5	5	5	—	—	—
Expected return on plan assets	(11)	—	—	(4)	—	—	—	—	—
Amortization of net losses and other deferred amounts	8	—	—	10	3	4	—	—	—
Settlement losses	—	—	—	—	1	1	—	—	—

Net periodic benefit cost	$22	$—	$—	$30	$15	$16	$1	$—	$—

Weighted-Average Assumptions Used in Determining Benefit Obligations at the Measurement Date

	U.S. Pension		International Pension		OPEB
	2015	2014	2015	2014	2015	2014
Discount rate	4.60%	n/a	1.50%	2.00%	4.65%	n/a
Rate of compensation increase	3.80%	n/a	3.20%	3.50%	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	n/a	n/a	6.50%	n/a
Rate decreased to	n/a	n/a	n/a	n/a	5.00%	n/a
by the year ended	n/a	n/a	n/a	n/a	2022	n/a

The assumptions above, which were used in calculating the December 31, 2015 measurement date benefit obligations, will be used in the calculation of net periodic benefit cost in 2016.

Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost

	U.S. Pension			International Pension			OPEB
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Discount rate	4.30%	n/a	n/a	1.11%	3.30%	3.25%	4.30%	n/a	n/a
Expected return on plan assets	7.25%	n/a	n/a	5.31%	n/a	n/a	n/a	n/a	n/a
Rate of compensation increase	3.80%	n/a	n/a	3.41%	3.50%	3.50%	n/a	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	n/a	n/a	n/a	n/a	6.50%	n/a	n/a
Rate decreased to	n/a	n/a	n/a	n/a	n/a	n/a	5.00%	n/a	n/a
by the year ended	n/a	n/a	n/a	n/a	n/a	n/a	2022	n/a	n/a

The company establishes the expected return on plan assets assumption primarily based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s asset allocation), as well as an analysis of current market and economic information and future expectations. The company plans to use a 7.00% assumption for its funded U.S. plan for 2016.

Effect of a One-Percent Change in Assumed Healthcare Cost Trend Rate on the OPEB Plan

	One percent increase	One percent decrease
years ended December 31 (in millions)	2015	2015
Effect on total of service and interest cost components of OPEB cost	$—	$—
Effect on OPEB obligation	$3	$(3)

Pension Plan Assets

A benefits committee of members of senior management is responsible for supervising, monitoring and evaluating the invested assets of the company’s funded pension plans. The benefits committee, which meets at least quarterly, abides by documented policies and procedures relating to investment goals, targeted asset allocations, risk management practices, allowable and prohibited investment holdings, diversification, use of derivatives, the relationship between plan assets and benefit obligations, and other relevant factors and considerations. In the United States, the benefits committee has hired an outsourced chief investment officer (oCIO) provider, Goldman Sachs Asset Management, to perform the day-to-day management of pension assets.

The benefits committee’s documented policies and procedures include the following:

•	Ability to pay all benefits when due;

•	Targeted long-term performance expectations relative to applicable market indices, such as Standard & Poor’s, Russell, MSCI EAFE, and other indices;

•	Targeted asset allocation percentage ranges (summarized below), and periodic reviews of these allocations;

•

Specified investment holding and transaction prohibitions (for example, private placements or other restricted securities, securities that are not traded in a sufficiently active market, short sales, certain derivatives, commodities and margin transactions);

•	Specified portfolio percentage limits on holdings in a single corporate or other entity (generally 5%, except for holdings in U.S. government or agency securities);

•	Specified average credit quality for the fixed-income securities portfolio (at least A- by Standard & Poor’s or A3 by Moody’s);

•	Specified portfolio percentage limits on foreign holdings; and

•	Periodic monitoring of oCIO performance and adherence to the benefits committee’s policies.

Plan assets are invested using a total return investment approach whereby a mix of equity securities, debt securities and other investments are used to preserve asset values, diversify risk and exceed the planned benchmark investment return. Investment strategies and asset allocations are based on consideration of plan liabilities, the plans’ funded status and other factors, such as the plans’ demographics and liability durations. Investment performance is reviewed by the benefits committee on a quarterly basis and asset allocations are reviewed at least annually.

Plan assets are managed in a balanced equity and fixed income portfolio. The target allocations for plan assets are 75 percent in an equity portfolio and 25 percent in a fixed income portfolio. The documented policy includes an allocation range based on each individual investment type within the major portfolios that allows for a variance from the target allocations of approximately five percentage points. The equity portfolio may include common stock of U.S. and international companies, common/collective trust funds, mutual funds, hedge funds and real asset investments. The fixed income portfolio may include cash, money market funds with an original maturity of three months or less, U.S. and foreign government and governmental agency issues, common/collective trust funds, corporate bonds, municipal securities, derivative contracts and asset-backed securities.

While the benefits committee provides oversight over plan assets for U.S. and international plans, the summary above is specific to the plans in the United States. The plan assets for international plans are managed and allocated by the entities in each country, with input and oversight provided by the benefits committee.

The following tables summarize the bases used to measure the pension plan assets and liabilities that are carried at fair value on a recurring basis for the U.S. funded plan.

		Basis of fair value measurement
(in millions)	Balance at December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Fixed income
Cash and cash equivalents	$6	$—	$6	$—
Common/collective trust funds	54	—	54	—
Equity
Common/collective trust funds	149	19	130	—
Hedge fund	11	—	11	—

Fair value of pension plan assets	$220	$19	$201	$—

The following tables summarize the bases used to measure the pension plan assets and liabilities that are carried at fair value on a recurring basis for the international funded plans.

		Basis of fair value measurement
(in millions)	Balance at December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Fixed income
Cash and cash equivalents	$8	$8	$—	$—
Government agency issues	1	1	—	—
Corporate bonds	29	29	—	—
Mutual Funds	35	35	—	—
Equity
Common stock:
Large cap	17	17	—	—
Mid cap	1	1	—	—
Small cap	—	—	—	—
Total common stock	18	18	—	—
Mutual funds	25	25	—	—
Real Estate funds	10	8	2	—
Other holdings	7	—	7	—

Fair value of pension plan assets	$133	$124	$9	$—

The assets and liabilities of the company’s pension plans are valued using the following valuation methods:

Investment category	Valuation methodology
Cash and cash equivalents	These largely consist of a short-term investment fund, U.S. dollars and foreign currency. The fair value of the short-term investment fund is based on the net asset value
Government agency issues	Values are based quoted prices in an active market
Corporate bonds	Values are based on the valuation date in an active market
Common stock	Values are based on the closing prices on the valuation date in an active market on national and international stock exchanges
Mutual funds	Values are based on the net asset value of the units held in the respective fund which are obtained from national and international exchanges
Common/collective trust funds	Values are based on the net asset value of the units held at year end
Real estate funds

The value of these assets are either determined by the net asset value of the units held in the respective fund which are obtained from national and international exchanges or based on the net asset value of the underlying assets of the fund provided by the fund manager

Other holdings	The value of these assets vary by investment type and are primarily based on reputable pricing vendors that typically use pricing matrices or models

Expected Pension and OPEB Plan Funding

The company’s funding policy for its pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that the company may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. Volatility in the global financial markets could have an unfavorable impact on future funding requirements. The company has no obligation to fund its principal plans in the United States in 2016. The company continually reassesses the amount and timing of any discretionary contributions. The company expects to make cash contributions to its pension plans of at least $9 million in 2016, primarily related to the company’s international plans. The company expects to have net cash outflows relating to its OPEB plan of less than $1 million in 2016.

The table below details the funded status percentage of the company’s pension plans as of December 31, 2015, including certain plans that are unfunded in accordance with the guidelines of the company’s funding policy outlined above.

	United States		International
as of December 31, 2015 (in millions)	Qualified plans	Nonqualified plan	Funded plans	Unfunded plans	Total
Fair value of plan assets	$220	n/a	$133	n/a	$353
PBO	349	$27	281	$166	823
Funded status percentage	63%	n/a	47%	n/a	43%

U.S. Defined Contribution Plan

Most U.S. employees are eligible to participate in a qualified defined contribution plan. Company contributions were $21 million in 2015, $20 million in 2014 and $16 million in 2013.

NOTE 13

ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a net-of-tax summary of the changes in AOCI by component for the years ended 2015 and 2014.

(in millions)	Foreign Currency Translation	Pension and Other Employee Benefits	Available- for- sale Securities	Hedging Activities	Total
Gains (losses)
Balance as of December 31, 2014	$(387)	$(52)	$7	$(1)	$(433)
Other comprehensive (loss) income before reclassifications	(362)	(2)	(9)	36	(337)
Amounts reclassified from AOCI(a)	—	13	10	(30)	(7)

Net other comprehensive (loss) income	(362)	11	1	6	(344)

Separation-related adjustments	390	(145)	9	28	282

Balance as of December 31, 2015	$(359)	$(186)	$17	$33	$(495)

(in millions)	Foreign Currency Translation	Pension and Other Employee Benefits	Available-for- sale Securities	Hedging Activities	Total
Gains (losses)
Balance as of December 31, 2013	$—	$(51)	$(13)	$—	$(64)
Other comprehensive (loss) income before reclassifications	(387)	(4)	(20)	(1)	(412)
Amounts reclassified from AOCI(a)	—	3	40	—	43

Net other comprehensive (loss) income	(387)	(1)	20	(1)	(369)

Balance as of December 31, 2014	$(387)	$(52)	$7	$(1)	$(433)

(a)	See table below for details about these reclassifications.

The net separation-related adjustments during 2015 primarily related to the assumption of deferred hedging gains and deferred pension losses during the second quarter of 2015, as well as differences between AOCI transferred to Baxalta as a result of the separation and AOCI reported in the company’s combined balance sheet as of June 30, 2015.

The following is a summary of the amounts reclassified from AOCI to net income during the years ended December 31, 2015 and 2014.

	Amounts reclassified from AOCI (a)
(in millions)	2015	2014	Location of impact in income statement
Amortization of pension and other employee benefits
Actuarial losses and other	$(18)	$(4)	(b)

	(18)	(4)	Total before tax
	5	1	Tax benefit

	$(13)	$(3)	Net of tax

Gains (losses) on hedging activities
Foreign exchange contracts	$46	$—	Cost of sales
Interest rate contracts	1		Net interest expense

	47	—	Total before tax
	(17)	—	Tax expense

	$30	$—	Net of tax

Gains (losses) on available-for-sale securities
Other-than-temporary impairment of available-for-sale equity security	$(14)	$(45)	Other (income) expense, net
Gain on available-for-sale equity security	3	—	Other (income) expense, net

	(11)	(45)	Total before tax
	1	5	Tax benefit

	(10)	(40)	Net of tax

Total reclassification for the period	$7	$(43)	Total net of tax

(a)	Amounts in parentheses indicate reductions to net income.

(b)	These AOCI components are included in the computation of net periodic benefit cost disclosed in Note 12.

NOTE 14

INCOME TAXES

Income from Continuing Operations Before Income Tax Expense by Category

years ended December 31 (in millions)	2015	2014	2013
United States	$618	$728	$881
International	580	804	732

Income before income taxes	$1,198	$1,532	$1,613

Income Taxes on Continuing Operations

years ended December 31 (in millions)	2015	2014	2013
Current
United States	$283	$273	$326
International	52	5	42

Current income tax expense	335	278	368

Deferred
United States	(52)	27	(40)
International	(13)	41	(3)

Deferred income tax (benefit) expense	(65)	68	(43)

Income tax expense	$270	$346	$325

Income Tax Expense Reconciliation

years ended December 31 (in millions)	2015	2014	2013
Income tax expense at U.S. statutory rate	$420	$536	$565
Tax incentives	(112)	(111)	(146)
Foreign taxes less than U.S. rate	(48)	(98)	(89)
State and local taxes	15	26	32
Branded Prescription Drug Fee	10	20	7
Research and Orphan Drug Credit	(7)	(7)	(10)
Domestic manufacturing deduction	(14)	—	—
Tax contingencies	12	(19)	(30)
Other items	(6)	(1)	(4)

Income tax expense	$270	$346	$325

The effective income tax rate for continuing operations was 22.5% in 2015, 22.6% in 2014, and 20.1% in 2013. As detailed in the income tax expense reconciliation table above, the company’s effective tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes, and foreign taxes that are different than the U.S. federal statutory rate. In addition, the effective tax rate can be impacted each period by discrete factors and events.

The benefit from foreign operations reflects the impact of lower income tax rates in locations outside the United States, as well as tax exemptions and incentives in Switzerland, Singapore, and other foreign tax jurisdictions. Earnings outside the United States of $77 million incurred prior to the separation are not deemed to be indefinitely reinvested and have an associated income tax of $9 million. Management intends to continue to reinvest all other historical and future earnings in several jurisdictions outside of the United States indefinitely, and therefore has not recognized U.S. income tax expense on these earnings.

The company has received tax incentives in certain taxing jurisdictions outside the United States. The financial impact of the reductions as compared to the statutory tax rates is indicated in the income tax expense reconciliation table above. The tax reductions as compared to the local statutory rate favorably impacted earnings from continuing operations per diluted share by $0.17 in 2015, $0.16 in 2014 and $0.21 in 2013.

Deferred Tax Assets and Liabilities

as of December 31 (in millions)	2015	2014
Deferred tax assets
Compensation and retirement benefits	$213	$92
Tax credits and net operating losses	40	3
Capital lease obligations	116	—
Accrued expenses	123	198
Valuation allowances	(4)	—

Total deferred tax assets	488	293

Deferred tax liabilities
Subsidiaries’ unremitted earnings	(9)	(34)
Fixed assets	(313)	(258)
Intangible assets	(148)	(78)
Other items	(4)	31

Total deferred tax liabilities	(474)	(339)

Net deferred tax asset	$14	$(46)

In 2015, certain prior period amounts were reclassified to conform with the current period presentation, primarily in connection with the classification of prepaid taxes associated with deferred intercompany profit in inventory from the deferred taxes rollforward. The company has elected to adopt ASU No. 2015-17, as further discussed in Note 2, starting with the period ending December 31, 2015 and retroactively applying to the balances as of December 31, 2014. The company has prepared these financial statements in accordance with the new guidance requiring that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. Additional reclassifications were made with respect to prior period deferred items to better identify the true nature of these items and to conform with the current period presentation. The adoption of ASU No. 2015-17 has the effect of reducing short-term deferred income taxes by $215 million, increasing other long-term assets by $14 million, reducing short-term liabilities by $4 million and reducing other long-term liabilities by $197 million for the year ended December 31, 2014.

As of December 31, 2015, the company has no material loss or credit carryforwards for U.S. or state tax purposes. As of December 31, 2015, the company had foreign operation loss carryforwards of $50 million and no foreign tax credit carryforwards. The company maintains no material valuation allowances to reduce deferred tax assets because the company believes it is more likely than not that these assets will be fully realized. The company evaluates the need for valuation allowances on a continuous basis, and as circumstances change, the need for a valuation allowance against deferred tax assets may arise.

Deferred income taxes have not been provided on approximately $6.4 billion of the undistributed earnings of foreign subsidiaries as these earnings have been indefinitely reinvested for continued use in foreign operations. If these undistributed earnings are repatriated to the U.S. in the foreseeable future, the company would incur an income tax expense of approximately $2.2 billion, excluding any potential foreign tax credits or future changes in tax law.

Unrecognized Tax Benefits

The following is a reconciliation of the company’s unrecognized tax benefits for the years ended December 31, 2015, 2014 and 2013.

as of and for the years ended (in millions)	2015	2014	2013
Balance at beginning of the year	$65	$81	$259
Increase associated with tax positions taken during the current year	17	2	7
Decrease associated with tax positions taken during a prior year	—	(4)	—
Separation related adjustment	(60)	—	—
Settlements	(5)	(6)	(179)
Decrease associated with lapses in statutes of limitations	—	(8)	(6)

Balance at end of the year	$17	$65	$81

Baxalta and Baxter entered into a tax sharing agreement, effective on the date of separation, which employs a tracing approach to determine which company is liable for certain pre-separation income tax items. If a liability arises and is attributable to the Bioscience business, the liability would be allocated to Baxalta. If a liability arises and is attributable to the Medical Device, Renal or Biosurgery businesses, it would be allocated to Baxter.

The table above reflects a reduction of $60 million related to tax periods prior to the separation for which Baxter is the primary obligor. However, under U.S. Treasury Regulations, each member of a consolidated group is jointly and severally liability for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods in which Baxalta was included in the Baxter consolidated group, Baxalta could be liable to the U.S. government for any U.S. federal income tax liability tax incurred by the consolidated group, to the extent not discharged by any other member.

Baxalta will be directly responsible for tax contingencies and related interest and penalties for its newly formed legal entities for periods after separation or in instances where an existing entity was transferred to Baxalta upon separation. As a result, Baxalta has continued to account for these tax contingencies.

If recognized, the net amount of contingent tax liabilities that would impact the company’s effective tax rate is $17 million. The company does not expect that it is reasonably possible that any of its uncertain tax liability positions will be settled in the next twelve months. The company believes adequate provision has been made for all income tax uncertainties. Baxalta recognizes accrued interest and penalties related to uncertain tax positions in income tax expense. The amounts expensed and the liabilities accrued are immaterial as of and for the year ended December 31, 2015. Uncertain tax positions are included as a long-term liability on the consolidated balance sheets.

In the normal course of business, the company may be audited by federal, state and foreign tax authorities, and may be periodically challenged regarding the amount of taxes due. As of December 31, 2015, Baxalta entities were not subject to any ongoing income tax audits.

NOTE 15

SHARE-BASED COMPENSATION

2015 Baxalta Incentive Plan

In connection with the separation, the company adopted the 2015 Baxalta Incorporated Incentive Plan which provides for the assumption of certain awards granted under the Baxter incentive stock programs and provides for additional shares of common stock available for issuance with respect to awards for participants. The 2015 Baxalta Incorporated Incentive Plan initially provided for 91 million shares of common stock for issuance with respect to awards for participants. At December 31, 2015, approximately 39 million shares were available for future awards.

Employee Stock Purchase Plan

Nearly all employees are eligible to participate in the company’s employee stock purchase plan. The employee purchase price is 85% of the closing market price on the purchase date. The plan is considered compensatory and related expense recorded by the company was immaterial. The employee stock purchase plan provided for 3 million shares of common stock available for issuance to eligible participants, of which approximately 2.6 million shares were available for future awards as of December 31, 2015.

During 2015, the company issued approximately 0.4 million shares under the current employee stock purchase plan. The number of shares under subscription at December 31, 2015 totaled approximately 1 million.

Impact of Separation from Baxter

Prior to the separation, Baxalta employees participated in Baxter’s incentive stock program and Baxalta recorded costs in cost of sales, selling, general and administrative expenses and R&D expenses for its employees’ participation in the program. In connection with the separation, outstanding Baxter equity awards granted prior to January 1, 2015 and held by Baxter or Baxalta employees were adjusted into both Baxter and Baxalta equity awards. Awards granted after January 1, 2015 and certain awards granted during 2014 were adjusted entirely into corresponding awards of either Baxter or Baxalta, based on which company would employ the holder following the separation. The value of the combined Baxter and Baxalta stock-based awards after the separation was designed to generally preserve the intrinsic value and the fair value of the award immediately prior to separation. In periods following the separation, Baxalta records share-based compensation costs relating to its employees’ Baxalta and Baxter equity awards.

Share-Based Compensation Expense

The table presents share-based compensation expense by statement of income line item.

(in millions)	2015	2014	2013
Cost of sales	$10	$8	$8
Selling, general and administrative expense	42	16	12
Research and development expenses	10	7	6

Total share-based compensation expense	$62	$31	$26

The related tax benefit recognized was $18 million in 2015, $10 million in 2014 and $9 million in 2013.

Stock Options

Stock options have been granted to employees and non-employee directors with exercise prices at least equal to 100% of the company’s share price on the date of grant. Stock options typically have a contractual term of 10 years. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive vesting period.

Stock options granted to employees prior to the separation generally vest in one-third increments over a three-year period. In July 2015, the company made a one-time grant totaling 1.6 million stock options to 5 senior executives that cliff-vest 5 years from the grant date. Stock options granted to non-employee directors generally cliff-vest one year from the grant date (collectively, stock options with service conditions).

In December 2015, the company granted 2.6 million stock options with both a market based and service condition to certain employees (stock options with service and market conditions). These options vest in 2 years if the company’s share price remains at or above a specified price target for 20 consecutive days during a 2 year performance period.

Post-Separation Valuation Assumptions

The weighted-average Black-Scholes assumptions used in estimating the fair value of stock options with service conditions granted in 2015 by Baxalta following the separation, along with the weighted-average grant-date fair values, were as follows:

years ended December 31 (in millions)	2015
Expected volatility	31%
Expected life (in years)	6.8
Risk-free interest rate	2.1%
Dividend yield	0.9%
Fair value per stock option	$10

The stock-options with service and market conditions granted during December 2015 were valued using a Monte Carlo model, with assumptions as follows:

years ended December 31 (in millions)	2015
Expected volatility	30%
Expected life (in years)	6.0
Risk-free interest rate	2.2%
Dividend yield	0.8%
Fair value per stock option	$6

Pre-Separation Valuation Assumptions

The weighted-average Black-Scholes assumptions used in estimating the fair value of stock options granted by Baxter prior to the separation during each year, along with the weighted-average grant-date fair values, were as follows:

years ended December 31 (in millions)	2015	2014	2013
Expected volatility	20%	23%	25%
Expected life (in years)	5.5	5.5	5.5
Risk-free interest rate	1.7%	1.7%	0.9%
Dividend yield	3.0%	2.8%	2.6%
Fair value per stock option	$9	$11	$12

Option Activity and Weighted-Average Unrecognized Expense

A summary of Baxalta stock option activity held by both Baxalta and Baxter employees for the period following the separation is presented below.

(options and aggregate intrinsic values in thousands)	Options	Weighted- average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value
Options converted on July 1, 2015 in connection with the separation	35,199	$28.95
Granted	4,937	33.16
Exercised	(1,842)	27.02
Forfeited	(518)	32.03
Expired	(66)	32.02

Outstanding at December 31, 2015	37,710	$29.55	6.6	$357,376

Vested or expected to vest as of December 31, 2015	36,621	$29.46	6.5	$350,508

Exercisable at December 31, 2015	19,562	$26.98	4.5	$235,652

The total intrinsic value of Baxalta stock options exercised by both Baxter and Baxalta employees following the separation was $17 million during 2015.

As of December 31, 2015, the unrecognized compensation cost related to all unvested Baxter and Baxalta stock options held by Baxalta’s employees of $60 million is expected to be recognized as expense over a weighted-average period of 2.1 years.

RSUs

RSUs have been granted to employees and non-employee directors. RSUs granted to employees generally vest in one-third increments over a three-year period and RSUs granted to non-employee directors generally cliff-vest one year from the grant date. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive vesting period. The fair value of RSUs is determined based on the number of shares granted and the quoted price of the company’s common stock on the date of grant.

A summary of Baxalta RSU activity held by both Baxalta and Baxter employees for the period following the separation is presented below:

(share units in thousands)	Share units	Weighted- average grant-date fair value[1]
Nonvested RSUs converted on July 1, 2015 in connection with the separation	2,955	$31.98
Granted	671	33.34
Vested	(119)	30.20
Forfeited	(117)	32.06

Nonvested RSUs at December 31, 2015	3,390	$32.30

[1]	The weighted-average grant date fair value has been adjusted for the impact of the separation

The weighted-average grant date fair value of RSUs granted in 2015 following the separation was $33.34. The fair value of RSUs vested in 2015 following the separation was $4 million.

As of December 31, 2015, the unrecognized compensation cost related to all unvested Baxalta or Baxter RSUs held by Baxalta’s employees of $54 million is expected to be recognized as expense over a weighted-average period of 2.1 years.

PSUs

Prior to the separation, Baxter granted certain company employees PSUs that vest based on return on invested capital (ROIC) performance or market conditions. The vesting condition for ROIC PSUs is set at the beginning of each year for each tranche of the award during the three-year service period. Compensation cost for the ROIC PSUs was measured based on the fair value of the awards on the date the vesting terms for each tranche of the award are established and the quoted price of Baxter common on the grant date for each tranche of the award. The compensation cost for these PSUs is adjusted at each reporting date to reflect the estimated probability of achieving the vesting condition.

The fair value of PSUs based on market conditions was determined using a Monte Carlo model. A Monte Carlo model uses stock price volatility and other variables to estimate the probability of satisfying the market conditions and the resulting fair value of the award. The compensation cost is not adjusted for changes in estimated probability of achieving the vesting condition. The following table presents the assumptions used in estimating the fair value of the market-condition PSUs, along with their grant-date fair values, during 2014 and 2013.

years ended December 31	2014	2013
Baxter volatility	20%	21%
Peer group volatility	13%-58%	13%-38%
Correlation of returns	0.23-0.66	0.37-0.62
Risk-free interest rate	0.7%	0.3%
Fair value per PSU	$57	$67

A summary of Baxalta PSU activity related to shares held by both Baxalta and Baxter employees for the period following the separation is presented below:

(share units in thousands)	Share units	Weighted- average grant-date fair value[1]
Nonvested PSUs converted on July 1, 2015 in connection with the separation	551	$30.17
Granted	—	—
Vested	(300)	31.49
Forfeited	(17)	30.10

Nonvested PSUs at December 31, 2015	234	$28.50

[1]	The weighted-average grant date fair value has been adjusted for the impact of the separation

As of December 31, 2015, the unrecognized compensation cost related to all unvested Baxalta or Baxter PSUs held by Baxalta’s employees of $2 million is expected to be recognized as expense over a weighted-average period of approximately 1 year.

NOTE 16

LEGAL PROCEEDINGS

The company is involved in product liability, patent, commercial, and other legal matters that arise in the normal course of the company’s business. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. As of December 31, 2015, the company’s total recorded reserves with respect to legal matters were $23 million and were primarily reported in other long-term liabilities.

Management is not able to estimate the amount or range of any loss for certain contingencies for which there is no reserve or additional loss for matters already reserved. While the liability of the company in connection with the claims cannot be estimated and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s combined financial position. While the company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may incur material judgments or enter into material settlements of claims.

The company remains subject to the risk of future administrative and legal actions. With respect to governmental and regulatory matters, these actions may lead to product recalls, injunctions, and other restrictions on the company’s operations and monetary sanctions, including significant civil or criminal penalties. With respect to intellectual property, the company may become exposed to significant litigation concerning the scope of the company’s and others’ rights. Such litigation could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations.

NOTE 17

AGREEMENTS AND TRANSACTIONS WITH BAXTER

Separation-Related Agreements with Baxter

In connection with the separation, the company entered into a manufacturing and supply agreement, transition services agreement and international commercial operations agreement with Baxter.

Under the terms of the manufacturing and supply agreement, Baxalta manufactures certain products and materials and sells them to Baxter at an agreed-upon price reflecting Baxalta’s cost plus a mark-up for certain products and materials. As a result, the company began recording revenues associated with the manufacturing and supply agreement during 2015 that were not recorded during periods prior to the separation. Revenues associated with the manufacturing and supply agreement with Baxter were $71 million during 2015. The company also began purchasing products and materials from Baxter at cost plus a mark-up beginning during 2015. The costs associated with the manufacture of these products were included at cost without a mark-up in the company’s results of operations in periods prior to the separation. The manufacturing and supply agreement did not contribute a significant amount of gross margin or net income to the company’s results of operations during 2015.

Under the terms of the transition services agreement, Baxalta and Baxter provide various services to each other on an interim, transitional basis. The services provided by Baxter to Baxalta include certain finance, information technology, human resources, quality, supply chain and other administrative services and functions, and are generally provided on a cost-plus basis. The services generally extend for approximately 2 years following the separation except for certain information technology services that may extend for 3 years following the separation. During 2015, the company incurred selling, general and administrative expenses of approximately $65 million associated with the transition services agreement with Baxter.

For a certain portion of the company’s operations, the legal transfer of Baxalta’s net assets did not occur by the separation date of July 1, 2015 due to the time required to transfer marketing authorizations and other regulatory requirements in each of these countries. Under the terms of the international commercial operations agreement with Baxter, the company is responsible for the business activities conducted by Baxter on its behalf, and is subject to the risks and entitled to the benefits generated by these operations and assets. As a result, the related assets and liabilities and results of operations have been reported in the company’s consolidated financial statements. Net sales related to these operations totaled approximately $414 million for the last six months of 2015 following the separation. At December 31, 2015, the assets and liabilities consisted of inventories, which are reported in inventories on the consolidated balance sheet, and other assets and liabilities, which are reported in due to or from Baxter International Inc., net, on the consolidated balance sheet. The majority of these operations are expected to be transferred to the company by the end of 2016.

The company and Baxter also entered into a separation and distribution agreement, tax matters agreement, an employee matters agreement and a long-term services agreement in connection with the separation.

The following is a summary of the amounts in the consolidated balance sheet due to or from Baxter, including the assets and liabilities of certain of the company’s operations that have not yet transferred to Baxalta and are held by Baxter as of the balance sheet date:

(in millions)	December 31, 2015

Inventories	$101

Assets to be transferred to Baxalta, held by Baxter	$236
Other amounts due from Baxter	161

Due from Baxter International Inc.	$397

Liabilities to be transferred to Baxalta, held by Baxter	$46
Other amounts due to Baxter	226

Due to Baxter International Inc.	$272

Other amounts due to or from Baxter primarily relate to intercompany balances which originated prior to the separation and ongoing transactions with Baxter associated with the separation-related agreements described above, including current tax-related indemnification liabilities of $75 million and long-term tax-related indemnification liabilities of $51 million.

Corporate Overhead and Other Allocations from Baxter Prior to Separation

Prior to the separation, the company did not operate as a standalone business and had various relationships with Baxter whereby Baxter provided services to the company. In the financial statements prior to the separation, Baxter provided the company certain services, which included, but were not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The financial information in the combined financial statements in periods prior to the separation did not necessarily include all the expenses that would have been incurred had the company been a separate, standalone entity. Baxter charged the company for these services based on direct and indirect costs. When specific identification was not practicable, a proportional cost method was used, primarily based on sales, headcount, or square footage. These allocations were reflected as follows in financial statements for periods prior to the separation:

(in millions)	6 months ended June 30, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Cost of sales allocations	$21	$12	$37
Selling, general and administrative allocations	258	511	540
Research and development allocations	5	14	15
Other expense, net allocations	—	1	4

Total corporate overhead and other allocations from Baxter	$284	$538	$596

Management believes that the methods used to allocate expenses to the company’s historical financial statements were reasonable.

Centralized Cash Management Prior to Separation

Prior to the separation, Baxter used a centralized approach to cash management and financing of operations. The majority of the company’s subsidiaries were party to Baxter’s cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances were swept regularly from the company’s accounts. Cash transfers to and from Baxter’s cash concentration accounts and the resulting balances at the end of each reporting period were reflected in net parent company investment in the combined balance sheets. At December 31, 2014, cash and equivalents were not allocated to the company due to Baxter’s centralized approach to cash management.

NOTE 18

DISCONTINUED OPERATIONS

In July 2014, the company entered into an agreement with Pfizer, Inc. to sell its commercial vaccines business and committed to a plan to divest the remainder of its vaccines business, which included certain R&D programs. In December 2014, the company completed the divestiture of the commercial vaccines business and recorded an after-tax gain of $417 million. During 2015, the company recorded a net after-tax gain of $3 million as a result of purchase price adjustments.

In December 2014, the company entered into a separate agreement with Nanotherapeutics, Inc. for the sale of certain vaccines-related R&D programs. The company completed the divestiture in August 2015 and received cash proceeds of approximately $34 million and recorded an after-tax gain of $28 million.

As a result of the divestitures, the operations and cash flows of the vaccines business have been eliminated from the ongoing operations of the company.

Following is a summary of the operating results of the vaccines business, which have been reflected as discontinued operations for the years ended December 31, 2015, 2014 and 2013:

years ended December 31 (in millions)	2015	2014	2013
Net sales	$1	$301	$292
(Loss) income from discontinued operations before income taxes, excluding gain on sale	(4)	150	3
Gain on sale before income taxes	38	466	—
Income tax expense	(6)	(65)	(3)

Income from discontinued operations, net of taxes	$28	$551	$—

NOTE 19

GEOGRAPHIC AND PRODUCT INFORMATION

Net sales are based on product shipment destination and assets are based on physical location.

years ended December 31 (in millions)	2015	2014	2013
Net sales
United States	$3,315	$3,016	$2,861
Rest of world	2,833	2,936	2,694

Consolidated and combined net sales	$6,148	$5,952	$5,555

as of December 31 (in millions)	2015	2014	2013
PP&E, net
United States	$3,173	$2,411	$1,472
Austria	780	717	812
Switzerland	359	353	382
Singapore	354	333	308
Rest of world	368	378	402

Consolidated and combined PP&E, net	$5,034	$4,192	$3,376

Significant Product Sales

The following is a summary of net sales for the Company’s five product categories.

years ended December 31 (in millions)	2015	2014	2013
Hemophilia[1]	$2,840	$2,984	$2,786
Immunoglobulin Therapies[2]	1,750	1,677	1,616
Inhibitor Therapies[3]	787	744	651
BioTherapeutics[4]	684	547	502
Oncology[5]	87	—	—

Consolidated and combined net sales	$6,148	$5,952	$5,555

[1]

Primarily includes sales of recombinant factor VIII and factor IX products (ADVATE, ADYNOVATE, RECOMBINATE, and RIXUBIS) and plasma-derived hemophilia products (primarily factor VII, factor VIII and factor IX).

[2]	Includes sales of antibody-replacement immunoglobulin therapy products, including GAMMAGARD LIQUID, SUBCUVIA and HYQVIA.

[3]

Includes sales of FEIBA, a plasma-derived hemophilia product to treat patients who have developed inhibitors and OBIZUR, a recombinant porcine factor VIII product for the treatment of acquired hemophilia A.

[4]	Includes primarily plasma-derived specialty therapies including albumin and alpha-1 antitrypsin products, as well as contract manufacturing revenue.

[5]	Includes sales of ONCASPAR, a treatment for acute lymphoblastic leukemia.

Concentration of Credit Risk

The company engages in business with foreign governments in certain countries that have experienced deterioration in credit and economic conditions, including Greece, Spain, Portugal, Italy and Brazil. As of December 31, 2015, the company’s net accounts receivable from the public sector in Greece, Spain, Portugal and Italy totaled $80 million, of which Greece receivables represented an immaterial balance. The company also has significant accounts receivable related to its Hemobrás partnership in Brazil totaling $207 million at December 31, 2015.

Global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. While the company believes that its allowance for doubtful accounts as of December 31, 2015 is adequate, future governmental actions and customer-specific factors may require the company to re-evaluate the collectability of its receivables and the company could potentially incur additional credit losses that materially impact its results of operations.

NOTE 20

QUARTERLY FINANCIAL RESULTS (UNAUDITED)

(in millions, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
2015
Net sales	$1,361	$1,429	$1,595	$1,763	$6,148
Gross margin	790	928	962	1,082	3,762
Income from continuing operations[1]	262	284	281	101	928
Income (loss) from continuing operations per common share[1]
Basic	0.39	0.42	0.42	0.15	1.37
Diluted	0.38	0.42	0.41	0.15	1.36
Income (loss) from discontinued operations, net of tax[1]	10	(4)	28	(6)	28
Income (loss) from discontinued operations per common share[1]
Basic	0.02	(0.01)	0.04	(0.01)	0.04
Diluted	0.02	(0.01)	0.04	(0.01)	0.04
Net income[1]	272	280	309	95	956
Net income per common share[1]
Basic	0.41	0.41	0.46	0.14	1.41
Diluted	0.40	0.41	0.45	0.14	1.40
Cash dividends declared per common share	0.00	0.00	0.07	0.07	0.14
2014
Net sales	$1,329	$1,452	$1,488	$1,683	$5,952
Gross margin	770	853	874	1,012	3,509
Income from continuing operations[2]	309	318	225	334	1,186
Income from continuing operations per common share[2]
Basic	0.46	0.47	0.33	0.49	1.75
Diluted	0.45	0.47	0.33	0.49	1.74
Income from discontinued operations, net of tax[2]	49	52	21	429	551
Income from discontinued operations per common share[2]
Basic	0.07	0.08	0.03	0.64	0.82
Diluted	0.07	0.08	0.03	0.63	0.81
Net income[2]	358	370	246	763	1,737
Net income per common share[2]
Basic	0.53	0.55	0.36	1.13	2.57
Diluted	0.52	0.55	0.36	1.12	2.55
Cash dividends declared per common share	0.00	0.00	0.00	0.00	0.00

[1]

The first quarter of 2015 included net after-tax charges from continuing operations of $33 million related to intangible asset amortization, business optimization items, and separation costs; and a $9 million after-tax favorable adjustment to the gain recorded on sale of the company’s commercial vaccines business reported in discontinued operations. The second quarter of 2015 included net after-tax charges from continuing operations of $109 million related to intangible asset amortization, business optimization items, separation costs, and milestone payments associated with the company’s collaboration agreements; and a $4 million after-tax charge reported in discontinued operations. The third quarter of 2015 included net after-tax charges from continuing operations of $104 million related to intangible asset amortization, separation costs, IPR&D and other impairment charges, a decrease in the fair value of contingent payment liabilities, milestone payments associated with the company’s collaboration agreements and business development items; and a $28 million after-tax gain recorded on the sale of certain vaccines R&D programs reported in discontinued operations. The fourth quarter of 2015 included net after-tax charges from continuing operations of $286 million related to intangible asset amortization, business optimization items, separation costs, upfront and milestone payments to collaboration partners, a decrease in the fair value of contingent payment liabilities, a currency-related item and favorable adjustments to previously recorded impairment charges; and a $6 million after-tax unfavorable adjustment to the gain recorded on sale of the company’s commercial vaccines business reported in discontinued operations.

[2]

The first quarter of 2014 included net after-tax charges from continuing operations of $24 million related to intangible asset amortization, business optimization items, plasma-related litigation and milestone payments associated with the company’s collaboration agreements; and an $8 million after-tax charge reported in discontinued operations. The second quarter of 2014 included net after-tax charges from continuing operations of $63 million related to intangible asset amortization, business optimization items, separation costs, milestone payments associated with the company’s collaboration agreements and an increase in fair value of contingent payment liabilities. The third quarter of 2014 included net after-tax charges from continuing operations of $166 million related to intangible asset amortization, business optimization items, separation costs, the Branded Prescription Drug Fee and milestone payments associated with the company’s collaboration arrangements; and after-tax charges of $5 million after-tax charge reported in discontinued operations. The fourth quarter of 2014 included net after-tax charges from continuing operations of $146 million related to intangible asset amortization, business optimization items, separation costs, milestone payments associated with the company’s collaboration agreements, other-than-temporary impairment and an increase in fair value of contingent payment liabilities; and a $417 million after-tax gain on the sale of the company’s commercial vaccines business reported in discontinued operations.

BAXALTA INCORPORATED

CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

(UNAUDITED)

(in millions, except share data)	March 31, 2016	December 31, 2015
Assets

Current Assets:
Cash and equivalents	$911	$1,001
Accounts and other current receivables, net	1,127	914
Inventories	2,237	2,173
Prepaid expenses and other current assets	601	620

Total current assets	4,876	4,708

Property, plant and equipment, net	5,208	5,034
Goodwill	883	829
Other intangible assets, net	1,320	1,295
Other long-term assets	537	463

Total assets	$12,824	$12,329

Liabilities and Equity

Current Liabilities:
Current maturities of capital lease obligations	$5	$3
Short-term debt	302	—
Accounts payable	427	706
Accrued liabilities	1,244	1,202

Total current liabilities	1,978	1,911

Long-term debt and capital lease obligations	5,317	5,265
Other long-term liabilities	1,309	1,229

Commitments and contingencies

Equity:
Common stock, $0.01 par value (shares authorized of 2,500,000,000 at March 31, 2016 and December 31, 2015, shares issued and outstanding of 682,775,012 at March 31, 2016 and 679,287,500 at December 31, 2015)	7	7
Additional paid-in capital	4,167	4,103
Retained earnings	404	309
Accumulated other comprehensive loss	(358)	(495)

Total equity	4,220	3,924

Total liabilities and equity	$12,824	$12,329

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

BAXALTA INCORPORATED

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

(UNAUDITED)

	Three months ended March 31,
(in millions, except per share amounts)	2016	2015
Net sales	$1,548	$1,361
Cost of sales	710	571

Gross margin	838	790

Selling, general and administrative expenses	384	283
Research and development expenses	280	156
Net interest expense	23	—
Other (income) expense, net	(21)	12

Income from continuing operations before income taxes	172	339
Income tax expense	27	77

Net income from continuing operations	145	262
Income from discontinued operations, net of tax	—	10

Net income	$145	$272

Income from continuing operations per common share

Basic	$0.21	$0.39
Diluted	$0.21	$0.38

Income from discontinued operations per common share

Basic	$—	$0.02
Diluted	$—	$0.02

Net income per common share

Basic	$0.21	$0.41
Diluted	$0.21	$0.40

Weighted-average number of common shares outstanding

Basic	681	676
Diluted	690	681

Cash dividends declared per common share	$0.07	$—

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

BAXALTA INCORPORATED

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

	Three months ended March 31,
(in millions)	2016	2015
Net income	$145	$272
Other comprehensive income (loss), net of tax:
Currency translation adjustments, net of tax (expense) benefit of ($6) and $3 for the three months ended March 31, 2016 and 2015, respectively	169	(353)
Pension and other employee benefits, net of tax benefit (expense) of $5 and ($3) for the three months ended March 31, 2016 and 2015, respectively	7	8
Available-for-sale securities, net of tax benefit (expense) of $8 and ($4) for the three months ended March 31, 2016 and 2015, respectively	(27)	5
Hedging activities, net of tax benefit of $6 and $20 for the three months ended March 31, 2016 and 2015, respectively	(12)	(35)

Total other comprehensive income (loss), net of tax	137	(375)

Comprehensive income (loss)	$282	$(103)

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

BAXALTA INCORPORATED

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three months ended, March 31,
(in millions)	2016	2015
Cash flows from operations
Net income	$145	$272
Adjustments
Depreciation and amortization	76	58
Share-based compensation expense	21	10
Excess tax benefits from share-based compensation	(5)	(2)
Net periodic pension benefit and OPEB cost	17	15
Business optimization charges (benefits)	66	(10)
Other	(37)	(1)
Changes in balance sheet items
Accounts and other current receivables, net	(69)	(27)
Inventories	(24)	(91)
Accounts payable	(75)	(37)
Due to/from Baxter International Inc.	49	—
Accrued liabilities	(20)	(295)
Business optimization payments	(8)	(4)
Other	(8)	(30)

Net cash provided from (used for) operations	128	(142)

Cash flows from investing activities
Capital expenditures	(235)	(301)
Acquisitions, net of cash acquired	(280)	(228)
Other investing activities	(33)	(18)

Net cash used for investing activities	(548)	(547)

Cash flows from financing activities
Cash dividends on common stock	(48)	—
Net transactions with Baxter International Inc.	11	689
Increase in debt with maturities of three months or less, net	300	—
Proceeds and excess tax benefits related to share-based compensation	74	—
Other financing activities	(9)	—

Net cash provided from financing activities	328	689

Effect of foreign exchange rate changes on cash and equivalents	2	—

Change in cash and equivalents	(90)	—
Cash and equivalents at beginning of period	1,001	—

Cash and equivalents at end of period	$911	$—

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

BAXALTA INCORPORATED

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Common Stock
(in millions, except share data)	Shares	Amount	Additional Paid-In Capital	Net Parent Company Investment	Retained Earnings	AOCI	Total Equity
Balance as of December 31, 2014	—	$—	$—	$6,180	$—	$(433)	$5,747
Net income	—	—	—	272	—	—	272
Net transfers to Baxter International Inc.	—	—	—	720	—	—	720
Other comprehensive loss, net of tax	—	—	—	—	—	(375)	(375)

Balance as of March 31, 2015	—	$—	$—	$7,172	$—	$(808)	$6,364

Balance as of December 31, 2015	679,287,500	$7	4,103	$—	$309	$(495)	$3,924
Net income	—	—	—	—	145	—	145
Separation-related adjustments	—	—	(16)	—	—	—	(16)
Share-based compensation expense	—	—	22	—	—	—	22
Shares issued under employee benefit plans and other	3,487,512	—	58	—	(2)	—	56
Other comprehensive income, net of tax	—	—	—	—	—	137	137
Dividends declared ($0.07 per share)	—	—	—	—	(48)	—	(48)

Balance as of March 31, 2016	682,775,012	$7	$4,167	$—	$404	$(358)	$4,220

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

BAXALTA INCORPORATED

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1

NATURE OF BUSINESS AND BASIS OF PREPARATION

Baxalta Incorporated, together with its subsidiaries, (Baxalta or the company) is a global innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hematology, immunology and oncology.

Separation from Baxter

Baxalta was incorporated in Delaware on September 8, 2014. The company separated from Baxter International Inc. (Baxter or Parent) on July 1, 2015 (the separation), becoming an independent company as a result of a pro rata distribution by Baxter of 80.5% of Baxalta’s common stock to Baxter’s shareholders. Baxter retained an approximate 19.5% ownership stake in Baxalta immediately following the distribution. Baxalta common stock began trading “regular way” under the ticker symbol “BXLT” on the New York Stock Exchange on July 1, 2015.

In January 2016 and March 2016, Baxter exchanged portions of its retained stake in Baxalta common stock for indebtedness of Baxter held by third parties. The shares of Baxalta common stock exchanged were then sold by such third parties in secondary public offerings pursuant to registration statements filed by Baxalta. Following these transactions, Baxter held approximately 4.5% of Baxalta’s total shares outstanding.

In April 2016, Baxter commenced an offer to exchange up to 13.4 million shares of Baxalta common stock that are currently owned by Baxter, which represents approximately 2.0% of the outstanding common stock of Baxalta, for shares of Baxter common stock that are validly tendered and not validly withdrawn in the exchange offer. Prior to or following the completion of that exchange offer, Baxter has informed Baxalta that Baxter intends to make a contribution to Baxter’s U.S. pension fund or distribute as a special dividend to all Baxter stockholders, on a pro rata basis, some or all of its remaining shares of Baxalta common stock. Following the completion of these transactions, if Baxter disposes of all of the remaining shares of Baxalta common stock held by it, Baxalta will be wholly independent from Baxter, except that certain agreements between Baxter and Baxalta will remain in place.

Merger Agreement with Shire plc

In January 2016, the company announced that it had reached an agreement (merger agreement) with Shire plc (Shire) under which Shire would acquire Baxalta, forming a global leader in rare diseases. Under the terms of the agreement, Baxalta shareholders will receive $18.00 in cash and 0.1482 Shire American Depository Shares (ADS) per each Baxalta share. The transaction has been approved by the boards of directors of both Shire and Baxalta. Closing of the transaction is subject to approval by Baxalta and Shire shareholders, certain regulatory approvals, receipt of certain tax opinions and other customary closing conditions. The Baxalta and Shire shareholder votes are scheduled for May 27, 2016. The transaction is expected to close in early June 2016.

The merger agreement provides for certain termination rights for both Shire and Baxalta. Upon termination of the merger agreement under certain specified circumstances, Baxalta may be required to disburse to Shire a termination fee of $369 million and Shire may be required to pay the company a termination fee of $369 million. In addition, if the merger agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Baxalta, Baxalta may be required to reimburse Shire for transaction expenses up to $110 million (which expenses would be credited against any termination fee subsequently disbursed by Baxalta). Conversely, if the merger agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Shire, Shire may be required to reimburse Baxalta for transaction expenses up to $65 million (which expenses would be credited against any termination fee subsequently payable by Shire).

Basis of Preparation

The unaudited interim condensed consolidated and combined financial statements of the company for all periods presented have been prepared pursuant to the rules and regulations of the SEC. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States (GAAP) have been condensed or omitted. The year-end condensed consolidated balance sheet data was derived from the audited consolidated financial statements, but does not include all disclosures required by GAAP. These unaudited interim condensed consolidated and combined financial statements should be read in conjunction with the financial statements and notes contained in the company’s 2015 Annual Report on Form 10-K, as filed with the SEC on March 3, 2016 (2015 Annual Report).

In the opinion of management, the unaudited interim condensed consolidated and combined financial statements reflect all adjustments necessary for a fair statement of the interim periods. All such adjustments, unless otherwise noted herein, are of a normal, recurring nature. The results of operations for the interim period are not necessarily indicative of the results of operations to be expected for the full year.

As further described above, Baxalta became an independent publicly traded company following the separation from Baxter on July 1, 2015. The accompanying unaudited interim condensed consolidated and combined financial statements reflect the consolidated financial position and results of operations of the company as an independent, publicly-traded company for periods after the July 1, 2015 separation. The consolidated and combined financial statements reflect the combined results of operations of the company as a combined reporting entity of Baxter for periods prior to the separation.

Prior to the separation, the company’s financial statements were prepared on a standalone basis and were derived from Baxter’s consolidated financial statements and accounting records as if the former biopharmaceuticals business of Baxter had been part of Baxalta. The combined financial statements reflected the company’s financial position, results of operations and cash flows as the business was operated as part of Baxter prior to the separation, in conformity with GAAP.

Prior to the separation, all transactions between the company and Baxter were considered to be effectively settled in the combined financial statements at the time the transaction was recorded. The total net effect of the settlement of the transactions with Baxter were reflected in the statements of cash flows in periods prior to the separation as a financing activity and in the statement of shareholders’ equity as net parent company investment.

Prior to the separation, the combined financial statements included an allocation of expenses related to certain Baxter corporate functions, including senior management, legal, human resources, finance, treasury, information technology, and quality assurance. These expenses were allocated to the company based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount, square footage, or other measures. The company considers the expense methodology and results to be reasonable for all periods prior to the separation. However, the allocations may not be indicative of the actual expense that would have been incurred had the company operated as an independent, publicly traded company for the periods prior to the separation.

Prior to the separation, the company’s equity balance represented the excess of total assets over total liabilities, including the due to/from balances between the company and Baxter (net parent company investment) and accumulated other comprehensive income (AOCI). Net parent company investment was primarily impacted by distributions and contributions to or from Baxter, which were the result of treasury activities and net funding provided by or distributed to Baxter. In connection with the separation, the company’s net parent company investment balance was reclassified to additional paid-in capital.

New Accounting Standards

In March 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-09, Improvements to Employer Share-Based Compensation Accounting, which includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements. Key provisions of ASU 2016-09 include a requirement to record tax effects of share-based payments at settlement (or expiration) through the statement of income, which is to be adopted on a prospective basis, and to report tax-related cash flows resulting from share-based payments as operating activities on the statement of cash flows, which can be adopted on a prospective or retrospective basis. ASU 2016-09 will be effective for the company beginning on January 1, 2017. Early adoption is permitted. The company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. ASU 2016-02 is to be applied using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements. ASU 2016-02 will be effective for the company beginning on January 1, 2019. Early adoption is permitted. The company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. In addition, the ASU requires a qualitative assessment of equity investments without readily determinable fair values when assessing impairment, the evaluation of a valuation allowance on a deferred tax asset related to available-for-sale securities and certain presentation and disclosures for financial instruments. ASU 2016-01 is applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, which will be January 1, 2018. Early adoption is not permitted. The company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which clarifies that inventory should be measured at the lower of cost or net realizable value. ASU 2015-11 defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The company adopted ASU No. 2015-11 beginning on January 1, 2016 on a prospective basis. The impact of this adoption was not material.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to customers about how to account for cloud computing arrangements when such arrangements include software licenses. The company adopted ASU No. 2015-05 beginning on January 1, 2016 on a prospective basis. The impact of this adoption was not material.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to when products are transferred to customers. In July 2015, the FASB voted to approve a one-year deferral on the original effective date of January 1, 2017; therefore ASU No. 2014-09 will be effective for the company beginning on January 1, 2018. Early adoption is permitted as of the original effective date. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The company is currently evaluating the impact of adopting the new revenue standard on its consolidated financial statements.

NOTE 2

SUPPLEMENTAL FINANCIAL INFORMATION

Net Interest Expense

The company issued senior notes with an aggregate principal amount of $5 billion in June 2015. Prior to the issuance of the senior notes, Baxalta recorded no interest expense because Baxter’s third-party debt and the related interest expense were not allocated to the company.

	Three months ended March 31,
(in millions)	2016	2015
Interest costs	$47	$—
Interest costs capitalized	(23)	—

Interest expense, net of capitalized interest	24	—
Interest income	(1)	—

Net interest expense	$23	$—

Inventories

(in millions)	March 31, 2016	December 31, 2015
Raw materials	$589	$589
Work in process	1,029	1,021
Finished goods	619	563

Total inventories	$2,237	$2,173

Prepaid Expenses and Other Current Assets

(in millions)	March 31, 2016	December 31, 2015
Due from Baxter	$387	$397
Prepaid expenses and other	214	223

Prepaid expenses and other current assets	$601	$620

Accrued Liabilities

(in millions)	March 31, 2016	December 31, 2015
Due to Baxter	$341	$208
Accrued rebates	242	245
Employee compensation and withholdings	200	286
Property, payroll and certain other taxes	97	97
Income taxes payable	26	77
Other	338	289

Total accrued liabilities	$1,244	$1,202

Other Long-Term Liabilities

(in millions)	March 31, 2016	December 31, 2015
Pension and other employee benefits	$524	$505
Contingent payment liabilities	448	426
Long-term deferred income taxes	176	181
Due to Baxter	102	64
Other	59	53

Total other long-term liabilities	$1,309	$1,229

Concentration of Credit Risk

Baxalta engages in business with foreign governments in certain countries that have experienced deterioration in credit and economic conditions, including Greece, Spain, Portugal, Italy and Brazil. As of March 31, 2016, the company’s net accounts receivable from the public sector in Greece, Spain, Portugal and Italy totaled $95 million, of which Greece receivables represented a $27 million balance. The company also has significant accounts receivable related to its Hemobrás partnership in Brazil totaling $174 million at March 31, 2016.

Global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. While the company believes that its allowance for doubtful accounts as of March 31, 2016 is adequate, future governmental actions and customer-specific factors may require the company to re-evaluate the collectability of its receivables and the company could potentially incur additional credit losses that materially impact its results of operations.

NOTE 3

EARNINGS PER SHARE

The denominator for basic earnings per common share (EPS) is the weighted-average number of common shares outstanding during the period. The dilutive effect of outstanding stock options, restricted stock units (RSUs) and performance share units (PSUs) is reflected in the denominator for diluted EPS using the treasury stock method. The numerator for both basic and diluted EPS is net income, net income from continuing operations, or income from discontinued operations, net of tax.

On July 1, 2015, Baxter distributed approximately 544 million shares of Baxalta common stock to its shareholders and retained an additional 132 million shares. The computation of basic EPS for the three months ended March 31, 2015 was calculated using the shares distributed and retained by Baxter on July 1, 2015 totaling 676 million. The weighted average number of shares outstanding for diluted EPS for the three months ended March 31, 2015 included 5 million of diluted common share equivalents for stock options, RSUs and PSUs as calculated using the treasury stock method as of July 1, 2015, as these share-based awards were previously issued by Baxter and outstanding at the time of separation and were assumed by Baxalta following the separation.

The following is a reconciliation of basic shares to diluted shares.

	Three months ended March 31,
(in millions)	2016	2015
Basic shares	681	676
Effect of dilutive shares	9	5

Diluted shares	690	681

The computation of diluted EPS excluded 3 million and 19 million weighted-average equity awards outstanding for the three months ended March 31, 2016 and 2015 as their inclusion would have an anti-dilutive effect on diluted EPS.

NOTE 4

ACQUISITIONS AND COLLABORATIONS

Acquisitions

SuppreMol Acquisition

In March 2015, the company acquired all of the outstanding shares of SuppreMol GmbH (SuppreMol), a privately held biopharmaceutical company based in Germany, for cash of $228 million, net of cash acquired. Through the acquisition, the company obtained SuppreMol’s early-stage pipeline of treatment options for autoimmune and allergic diseases, as well as its operations in Munich, Germany. The acquired investigational treatments complement and build upon the company’s immunology portfolio and offer an opportunity to expand into new areas with significant market potential and unmet medical needs in autoimmune diseases. The acquired net assets comprised a business based on the acquired inputs, processes and outputs. As a result, the transaction was accounted for as a business combination.

ONCASPAR Business Acquisition

In July 2015, the company acquired the ONCASPAR (pegaspargase) product portfolio from Sigma-Tau Finanziaria S.p.A (Sigma-Tau), a privately held biopharmaceutical company based in Italy, through the acquisition of 100% of the shares of a subsidiary of Sigma-Tau, for cash of $890 million, net of cash acquired. Through the acquisition, the company gained the marketed biologic treatment ONCASPAR, the investigational biologic calaspargase pegol, and an established oncology infrastructure with clinical and sales resources. ONCASPAR is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukemia. As of the acquisition date, it was marketed in the United States, Germany, Poland and certain other countries, and recently received EU approval. The acquired net assets comprised a business based on the acquired inputs, processes and outputs. As a result, the transaction was accounted for as a business combination. ONCASPAR sales recorded by the company during the 3 months ended March 31, 2016 were $52 million.

Collaborations

Precision BioSciences

In February 2016, Baxalta entered into a strategic immuno-oncology collaboration with Precision BioSciences (Precision), a private biopharmaceutical company based in the United States, specializing in genome editing technology. Together, Baxalta and Precision will develop chimeric antigen receptor (CAR) T cell therapies for up to six unique targets, with the first program expected to enter clinical studies in late 2017. On a product-by-product basis, following successful completion of early-stage research activities up to Phase 2, Baxalta will have exclusive option rights to complete late-stage development and worldwide commercialization. Precision is responsible for development costs for each target prior to option exercise.

The company made an upfront payment of $105 million to Precision, which was recorded as R&D expense during the three months ended March 31, 2016. The company may make additional payments related to option fees and development, regulatory, and commercial milestones totaling up to $1.6 billion, in addition to future royalty payments on worldwide sales. Precision also has the right to participate in the development and commercialization of any licensed products resulting from the collaboration through a 50/50 co-development and co-promotion option in the United States.

Research and Development Costs Funded by Collaboration Partners

The company recorded offsets to R&D expense of $24 million for development costs funded by collaboration partners during the three months ended March 31, 2016.

Unfunded Contingent Payments

At March 31, 2016, the company’s unfunded contingent milestone payments associated with all of its collaborative arrangements totaled $1.8 billion. This total includes contingent payments associated with R&D costs funded by collaboration partners through March 31, 2016. This total excludes contingent royalty and profit-sharing payments, contingent payment liabilities arising from business combinations, potential milestone payments and option exercise fees associated with certain of the company’s collaboration agreements that become payable only if the company chooses to exercise one or more of its options and potential contingent payments associated with R&D costs that may be funded by collaboration partners in the future. Based on the company’s projections, any contingent payments made in the future will be more than offset by the estimated net future cash flows relating to the rights acquired for those payments.

NOTE 5

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following is a summary of the activity in goodwill:

(in millions)
December 31, 2015	$829
Additions	37
Currency translation and other adjustments	17

March 31, 2016	$883

As of March 31, 2016, there were no accumulated goodwill impairment losses.

Other intangible assets, net

The following is a summary of the company’s other intangible assets:

(in millions)	Developed technology, including patents	Other amortized intangible assets	Indefinite-lived intangible assets	Total
March 31, 2016
Gross other intangible assets	$1,287	$30	$246	$1,563
Accumulated amortization	(213)	(30)	—	(243)

Other intangible assets, net	$1,074	$—	$246	$1,320

December 31, 2015
Gross other intangible assets	$1,247	$29	$238	$1,514
Accumulated amortization	(190)	(29)	—	(219)

Other intangible assets, net	$1,057	$—	$238	$1,295

The increase in other intangible assets, net during the three months ended March 31, 2016 was due to foreign currency exchange rate fluctuations, partially offset by amortization expense.

Intangible asset amortization expense was $19 million and $8 million during the three months ended March 31, 2016 and 2015, respectively. The following table presents anticipated annual amortization expense for 2016 through 2020 for definite-lived intangible assets recorded as of March 31, 2016:

years ending (in millions)	2016	2017	2018	2019	2020
Anticipated annual intangible asset amortization expense	$78	$75	$75	$71	$71

NOTE 6

BUSINESS OPTIMIZATION ITEMS

The company’s total charges (benefits) related to business optimization plans are presented below:

	Three months ended March 31,
(in millions)	2016	2015
Charges	$66	$—
Reserve adjustments	—	(10)

Total business optimization expenses (benefits)	$66	$(10)

During the three months ended March 31, 2016, the company approved a business optimization plan to optimize its overall cost structure on a global basis by streamlining certain operations and rationalizing certain manufacturing facilities. The company recorded a charge of $66 million in cost of sales during the three months ended March 31, 2016 associated with this plan. The charge consisted of fixed assets and inventory impairments of $36 million and estimated severance and other costs of $30 million.

Prior to the separation, the company participated in business optimization plans initiated by Baxter. During the three months ended March 31, 2015, the company adjusted its previously estimated business optimization charges due to changes in assumptions resulting in a $10 million benefit recorded during the period. The adjustments were primarily due to lower severance payments than previously estimated from business optimization programs in prior years.

The following table summarizes activity in the reserves during the three months ended March 31, 2016 related to business optimization initiatives:

(in millions)
Reserves as of December 31, 2015	$12
Charges	30
Utilization	(8)
Currency translation adjustments and other	(1)

Reserves as of March 31, 2016	$33

The reserves are expected to be substantially utilized by the end of 2016. Management believes that these reserves are adequate. However, adjustments may be recorded in the future as the programs are completed.

NOTE 7

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

The company does not hold any instruments for trading purposes and none of the company’s outstanding derivative instruments contain credit-risk-related contingent features.

Interest Rate Risk Management

The company is exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in benchmark interest rates relating to its existing debt obligations or anticipated issuances of debt. The company’s policy is to manage this risk to an acceptable level.

Foreign Currency Risk Management

The company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound, Swiss Franc, Australian Dollar, Turkish Lira, Russian Ruble, Chinese Renminbi, Colombian Peso and Argentine Peso. The company’s policy is to manage this risk to an acceptable level.

In periods prior to the separation, the company participated in Baxter’s foreign currency risk management program through a central shared entity, which entered into derivative contracts to hedge foreign currency risk associated with forecasted transactions for the entire company, including for Baxalta’s operations. Gains and losses on derivative contracts entered into by Baxter were allocated to Baxalta and partially offset gains and losses on underlying foreign currency exposures. The fair values of outstanding derivative instruments were not allocated to Baxalta’s balance sheets. In connection with the separation, the company began entering into foreign currency derivative contracts on its own behalf and has recorded the related fair value on its condensed consolidated balance sheets as of March 31, 2016 and December 31, 2015. The contracts are classified as either short-term or long-term based on the scheduled maturity of the instrument.

Cash Flow Hedges

The company may use options, including collars and purchased options, and forwards to hedge the foreign exchange risk to earnings relating to forecasted transactions and recognized assets and liabilities. The company may use forward-starting interest rate swaps and treasury rate locks to hedge the risk to earnings associated with movements in interest rates relating to anticipated issuances of debt.

For each derivative instrument that is designated and effective as a cash flow hedge, the gain or loss on the derivative is recorded in AOCI and then recognized in earnings consistent with the underlying hedged item. Option premiums or net premiums paid are initially recorded as assets and reclassified to other comprehensive income (OCI) over the life of the option, and then recognized in earnings consistent with the underlying hedged item. Cash flow hedges are classified in net sales, cost of sales, and net interest expense, and primarily relate to forecasted third-party sales denominated in foreign currencies, forecasted intercompany sales denominated in foreign currencies, and anticipated issuances of debt, respectively.

The maximum term over which the company has cash flow hedge contracts in place related to forecasted transactions as of March 31, 2016 was 12 months. The notional amount of foreign exchange contracts totaled $1.1 billion as of March 31, 2016 and $1.2 billion as of December 31, 2015. There were no interest rate contracts designated as cash flow hedges outstanding at March 31, 2016 or December 31, 2015.

In certain instances, the company may discontinue cash flow hedge accounting because the forecasted transactions are no longer probable of occurring. As of March 31, 2016, all forecasted transactions were probable of occurring and no gains or losses were reclassified into earnings.

Fair Value Hedges

The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. These instruments hedge the company’s earnings from changes in the fair value of debt due to fluctuations in the designated benchmark interest rate. For each derivative instrument that is designated and effective as a fair value hedge, the gain or loss on the derivative is recognized immediately to earnings, and offsets the respective loss or gain on the underlying hedged item. Fair value hedges are classified in net interest expense, as they hedge the interest rate risk associated with certain of the company’s fixed-rate debt.

The notional amount of interest rate swaps totaled $1.0 billion at both March 31, 2016 and December 31, 2015.

Undesignated Derivative Instruments

The company uses forward contracts to hedge earnings from the effects of foreign exchange relating to certain of the company’s intercompany and third-party receivables and payables denominated in a foreign currency. These derivative instruments generally are not formally designated as hedges, the terms of these instruments generally do not exceed one month and the change in fair value of these derivatives are reported in earnings.

The notional amount of undesignated derivative instruments totaled $142 million as of March 31, 2016 and $209 million as of December 31, 2015.

Gains and Losses on Derivative Instruments

The following tables summarize the income statement locations and gains and losses on the company’s derivative instruments for the three months ended March 31, 2016 and 2015.

	Gain (loss) recognized in OCI		Income statement location	Gain (loss) reclassified from AOCI into income
(in millions)	2016	2015		2016	2015
Cash flow hedges
Interest rate contracts	$—	$(55)	Net interest expense	$—	$—
Foreign exchange contracts	(1)	—	Net sales	—	—
Foreign exchange contracts	(11)	—	Cost of sales	6	—

Total	$(12)	$(55)		$6	$—

				Gain (loss) recognized in income
(in millions)			Income statement location	2016	2015
Fair value hedges
Interest rate contracts			Net interest expense	$36	$—
Undesignated derivative instruments
Foreign exchange contracts			Other (income) expense, net	$4	$—

For the company’s fair value hedges, a loss of $36 million was recognized in net interest expense during the three month period ending March 31, 2016, as adjustments to the underlying hedged item, fixed-rate debt. Ineffectiveness related to the company’s cash flow and fair value hedges for the three months ended March 31, 2016 and March 31, 2015 was not material.

As of March 31, 2016, $1 million of deferred, net after-tax gains on derivative instruments included in AOCI are expected to be recognized in earnings during the next 12 months, coinciding with when the hedged items are expected to impact earnings. Refer to Note 10 for the balance in AOCI associated with cash flow hedges.

Fair Values of Derivative Instruments

The following table presents the classification and estimated fair value of the company’s derivative instruments as of March 31, 2016:

	Derivatives in asset positions		Derivatives in liability positions
(in millions)	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivative instruments designated as hedges
Foreign exchange contracts	Prepaid expenses and other current assets	$14	Accrued liabilities	$7
Interest rate contracts	Other long-term assets	41

Total derivative instruments designated as hedges		$55		$7

Undesignated derivative instruments
Foreign exchange contracts	Prepaid expenses and other current assets	$—	Accrued liabilities	$—
Total derivative instruments		$55		$7

The following table presents the classification and estimated fair value of the company’s derivative instruments as of December 31, 2015:
	Derivatives in asset positions		Derivatives in liability positions
(in millions)	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivative instruments designated as hedges
Foreign exchange contracts	Prepaid expenses and other current assets	$23	Accrued liabilities	$2
Foreign exchange contracts	Other long-term assets	—	Other long-term liabilities	—
Interest rate contracts	Other long-term assets	4

Total derivative instruments designated as hedges		$27		$2

Undesignated derivative instruments
Foreign exchange contracts	Prepaid expenses and other current assets	$1	Accrued liabilities	$1

Total derivative instruments		$28		$3

While the company’s derivatives are all subject to master netting arrangements, the company presents its assets and liabilities related to derivative instruments on a gross basis within the condensed consolidated balance sheets. Additionally, the company is not required to post collateral for any of its outstanding derivatives. If the company’s derivatives were presented on a net basis, assets of $48 million and $25 million would be reported at March 31, 2016 and December 31, 2015, respectively.

NOTE 8

DEBT, FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Credit Facilities and Commercial Paper

As of March 31, 2016 and December 31, 2015, there were no outstanding borrowings under the company’s primary and Euro-denominated revolving credit facilities. The company’s maximum capacity of the facilities is reduced for the issuance of letters of credit. As of March 31, 2016 and December 31, 2015, the amount of letters of credit issued was immaterial.

During the three months ended March 31, 2016, the company issued and redeemed commercial paper, of which $300 million was outstanding as of March 31, 2016, with a weighted-average interest rate of 1.12%. This commercial paper is classified as short-term debt on the condensed consolidated balance sheet. The company did not have any commercial paper outstanding as of December 31, 2015.

Securitization arrangement

In April 2015, the company entered into agreements related to its trade receivables originating in Japan with a financial institution in which the entire interest in and ownership of the receivables are sold. While the company services the receivables in its Japanese securitization arrangement, no servicing asset or liability is recognized because the company receives adequate compensation to service the sold receivables.

During the three months ended March 31, 2016, sold receivables were $48 million and cash collections remitted to the owners of the receivables were $61 million. The effect of currency exchange rate changes and net losses relating to the sales of receivables were immaterial.

Fair Value Measurements

The following tables summarize the bases under the fair value hierarchy used to measure financial assets and liabilities that are carried at fair value on a recurring basis in the consolidated balance sheets:

		Basis of fair value measurement
(in millions)	Balance as of March 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Foreign currency derivative contracts	$14	$—	$14	$—
Interest rate contracts	41	—	41	—
Available-for-sale securities
Equity securities	45	45	—	—
Foreign government debt securities	16	3	13	—

Total assets	$116	$48	$68	$—

Liabilities
Contingent payments	$458	$—	$—	$458
Foreign currency derivative contracts	7	—	7	—

Total liabilities	$465	$—	$7	$458

		Basis of fair value measurement
(in millions)	Balance as of December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Foreign currency derivative contracts	$24	$—	$24	$—
Interest rate contracts	4	—	4	—
Available-for-sale securities
Equity securities	78	78	—	$—
Foreign government debt securities	16	3	13	—

Total assets	$122	$81	$41	$—

Liabilities
Contingent payments	$433	$—	$—	$433
Foreign currency derivative contracts	3	—	3	—

Total liabilities	$436	$—	$3	$433

For assets that are measured using quoted prices in active markets, the fair value is the published market price per unit multiplied by the number of units held, without consideration of transaction costs. The fair values of foreign government debt securities are obtained from pricing services or broker/dealers who either use quoted prices in an active market or proprietary pricing applications, which include observable market information for like or same securities. Primarily all of the derivatives entered into by the company are valued using internal valuation techniques as no quoted prices exist for such instruments. The principal techniques used to value these instruments are discounted cash flow and Black-Scholes models. The key inputs used to value these instruments are observable and vary depending on the type of derivative, and include contractual terms, interest rate yield curves and foreign exchange rates.

The following table is a reconciliation of the fair value measurements that use significant unobservable inputs (Level 3), which consists of contingent payment liabilities:

(in millions)	Contingent payments
Fair value as of December 31, 2015	$433
Additions	23
Payments	—
Net gains recognized in earnings	(1)
Currency translation adjustments	3

Fair value as of March 31, 2016	$458

The addition during the three months ended March 31, 2016 relates to the formation of a joint venture in Turkey that is consolidated. The company has an option to acquire the remaining 50% of the Turkey joint venture from the non-controlling owners and the non-controlling owners have a put option to sell their 50% ownership to the company in 2021 and every 5 years thereafter. The fair value of the option to acquire the 50% interest was $23 million as of March 31, 2016 and was calculated using a discounted cash flow technique.

Contingent payments related to acquisitions consist of development, regulatory and commercial milestone payments, in addition to sales-based payments, and are valued using discounted cash flow techniques. The fair value of development, regulatory and commercial milestone payments reflects management’s expectations of probability of payment, and increases or decreases as the probability of payment or expectation of timing of payments changes. Management’s expected weighted-average probability of payment for development, regulatory and commercial milestone payments was approximately 21% as of both March 31, 2016 and December 31, 2015, with individual probabilities ranging from 10%-80%. The weighted average discount rate used in the fair value estimates was 8.1% as of both March 31, 2016 and December 31, 2015. The fair value of sales-based payments is based upon probability-weighted future revenue estimates, and increases or decreases as revenue estimates or expectations of timing of payments change.

Available for Sale Securities

The following table provides information relating to the company’s investments in available-for-sale equity securities:

(in millions)	Amortized cost	Unrealized gains	Unrealized (losses)	Fair value
March 31, 2016 Available-for-sale equity securities	$55	$10	$(20)	$45

December 31, 2015 Available-for-sale equity securities	$55	$28	$ (5)	$78

The company recorded $9 million in other-than-temporary impairment charges in other (income) expense, net during the three months ended March 31, 2015 based on the duration of losses related to two of the company’s investments. There were no other-than-temporary impairment charges recorded during the three months ended March 31, 2016 as the company believes the unrealized losses to be temporary in nature.

Book Values and Fair Values of Financial Instruments

In addition to the financial instruments that the company is required to recognize at fair value on the condensed consolidated balance sheets, the company has certain financial instruments that are recognized at historical cost or some basis other than fair value. For these financial instruments, the following table provides the values recognized on the condensed consolidated balance sheets and the approximate fair values:

	Book values		Approximate fair values
(in millions)	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Assets
Investments	$24	$21	$24	$21

Liabilities
Short-term debt	302	—	302	—
Current maturities of capital lease obligations	5	3	5	3
Long-term debt and capital lease obligations	$5,317	$5,265	$5,639	$5,396

Investments include certain cost method investments whose fair value is based on Level 3 inputs. The estimated fair value of capital lease obligations is based on Level 2 inputs. The estimated fair values of long-term debt were computed by multiplying price by the notional amount of the respective debt instrument. Price is calculated using the stated terms of the respective debt instrument and yield curves commensurate with the company’s credit risk. The discount factors used in the calculations reflect the non-performance risk of the company. The carrying values of the other financial instruments approximate their fair values due to the short-term maturities of most of these assets and liabilities.

Limited Partnership Commitment

The company had unfunded commitments of $75 million and $79 million as a limited partner in various equity investments as of March 31, 2016 and December 31, 2015, respectively.

NOTE 9

RETIREMENT AND OTHER BENEFIT PROGRAMS

Shared Baxter Plans Prior to the Separation

During the second quarter of 2015, Baxalta assumed certain pension and other post-employment benefit (OPEB) obligations and plan assets related to newly-created single employer plans for Baxalta employees, as well as pension obligations and plan assets associated with its employees who participated in certain plans that split following the separation.

Prior to the assumption of these net pension and OPEB plan obligations, and with the exception of certain Austrian defined benefit pension plans of which Baxalta was previously the sole sponsor, the company’s employees participated in certain U.S. and international defined benefit pension and OPEB plans sponsored by Baxter. These plans included participants of Baxter’s other businesses and were accounted for as multiemployer plans in the company’s financial statements prior to the transfer into newly-created plans sponsored by Baxalta. The costs of these plans were allocated to the company and recorded in cost of sales, selling, general and administrative expenses and R&D expenses in the condensed combined statement of income for the three months ended March 31, 2015. For the Baxter sponsored defined benefit pension and OPEB plans, Baxalta recorded expense of $12 million during the three months ended March 31, 2015.

The company has been the sole sponsor for certain Austrian defined benefit plans prior to the separation and has accounted for the Austrian defined benefit plans as single employer plans for both periods presented below.

Net Periodic Benefit Cost

Net periodic benefit cost associated with Baxalta’s single employer pension and OPEB plans consisted of the following for the three months ended March 31, 2016 and 2015:

	U.S. Pension and OPEB		International Pension
	Three months ended March 31,		Three months ended March 31,
(in millions)	2016	2015	2016	2015
Net periodic benefit cost
Service costs	$5	$—	$7	$1
Interest costs	5	—	2	1
Expected return on plan assets	(4)	—	(2)	—
Amortization of net losses and other deferred amounts	1	—	3	1

Total net periodic benefit cost	$7	$—	$10	$3

The U.S. OPEB plan is not presented separately because the net periodic benefit cost associated with the plan was not significant for the periods presented.

NOTE 10

ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a net-of-tax summary of the changes in AOCI by component for the three months ended March 31, 2016 and 2015.

(in millions)	Foreign Currency Translation	Pension and Other Employee Benefits	Available-for- sale Securities	Hedging Activities	Total
Gains (losses)
Balance as of December 31, 2015	$(359)	$(186)	$17	$33	$(495)
Other comprehensive income (loss) before reclassifications	169	4	(27)	(8)	138
Amounts reclassified from AOCI(a)	—	3	—	(4)	(1)

Net other comprehensive income (loss)	169	7	(27)	(12)	137

Balance as of March 31, 2016	$(190)	$(179)	$(10)	$21	$(358)

(in millions)	Foreign Currency Translation	Pension and Other Employee Benefits	Available-for- sale Securities	Hedging Activities	Total
Gains (losses)
Balance as of December 31, 2014	$(387)	$(52)	$7	$(1)	$(433)
Other comprehensive (loss) income before reclassifications	(353)	7	(2)	(35)	(383)
Amounts reclassified from AOCI(a)	—	1	7	—	8

Net other comprehensive (loss) income	(353)	8	5	(35)	(375)

Balance as of March 31, 2015	$(740)	$(44)	$12	$(36)	$(808)

(a)	See table below for details about these reclassifications.

The following is a summary of the amounts reclassified from AOCI to net income during the three months ended March 31, 2016 and 2015.

	Amounts reclassified from AOCI (a)
	Three months ended March 31,
(in millions)	2016	2015	Income Statement Location
Amortization of pension and other employee benefits
Actuarial losses and other	$(4)	$(1)	(b)

	(4)	(1)	Total before tax
	1	—	Tax benefit

	$(3)	$(1)	Net of tax

Gains on hedging activities
Foreign exchange contracts	$6	$—	Cost of sales

	6	—	Total before tax
	(2)	—	Tax expense

	$4	$—	Net of tax

Losses on available-for-sale securities
Other-than-temporary impairment of available-for-sale equity security	$—	$(9)	Other (income) expense, net

	—	(9)	Total before tax
	—	2	Tax benefit
	—	(7)	Net of tax

Total reclassification for the period	$1	$(8)	Total net of tax

(a)	Amounts in parentheses indicate reductions to net income.

(b)	These AOCI components are included in the computation of net periodic benefit cost disclosed in Note 9.

NOTE 11

INCOME TAXES

Effective Tax Rate

The company’s effective income tax rate from continuing operations was 15.7% and 22.7% during the three months ended March 31, 2016 and 2015, respectively. The company’s effective income tax rate differs from the U.S. federal statutory rate each year due to state and local taxes, certain operations that are subject to tax incentives and foreign taxes that are different from the U.S. federal statutory rate. In addition, the effective tax rate can be affected each period by discrete factors and events.

The effective income tax rate during the three months ended March 31, 2016 was favorably impacted by an increase in the amount of expenditures qualifying for the U.S. Research & Experimentation tax credit and the settlement of an indemnification liability with Baxter. The effective income tax rate during the three month ended March 31, 2015 was favorably impacted by separation-related costs incurred during the period that were deductible at tax rates higher that the effective tax rate.

NOTE 12

SHARE-BASED COMPENSATION

Impact of Separation from Baxter

Prior to the separation, Baxalta employees participated in Baxter’s incentive stock program and Baxalta recorded expenses in cost of sales, selling, general and administrative expenses and R&D expenses for its employees’ participation in the program. In connection with the separation, outstanding Baxter equity awards granted prior to January 1, 2015 and held by Baxter or Baxalta employees were adjusted into both Baxter and Baxalta equity awards. Awards granted after January 1, 2015 and certain awards granted during 2014 were adjusted entirely into corresponding awards of either Baxter or Baxalta, based on which company would employ the holder following the separation. The value of the combined Baxter and Baxalta stock-based awards after the separation was designed to generally preserve the intrinsic value and the fair value of the award immediately prior to separation. In periods following the separation, Baxalta records share-based compensation costs relating to its employees’ Baxalta and Baxter equity awards.

Share-Based Compensation Expense

The table below presents share-based compensation expense by statement of income line item.

	Three months ended March 31,
(in millions)	2016	2015
Cost of sales	$2	$2
Selling, general and administrative expense	16	6
Research and development expenses	3	2

Total share-based compensation expense	$21	$10

Stock Options

The company did not grant stock options during the three months ended March 31, 2016. The weighted-average Black-Scholes assumptions used in estimating the fair value of stock options granted during the three months ended March 31, 2015 by Baxter prior to the separation, along with the weighted-average grant-date fair values, were as follows:

Three months ended, March 31, 2015
Expected volatility	20%
Expected life (in years)	5.5
Risk-free interest rate	1.7%
Dividend yield	3.0%
Fair value per stock option	$ 9.2

The total intrinsic value of Baxalta stock options exercised by both Baxter and Baxalta employees was $40 million during the three months ended March 31, 2016.

As of March 31, 2016, the unrecognized compensation cost related to all unvested Baxalta and Baxter stock options held by Baxalta’s employees totaled $52 million, and is expected to be recognized as expense over a weighted-average period of 2.1 years.

RSUs

During the three months ended March 31, 2016, the company awarded approximately 2.6 million RSUs, which were primarily part of its annual equity grant to employees.

As of March 31, 2016, the unrecognized compensation cost related to all unvested Baxalta and Baxter RSUs held by Baxalta’s employees totaled $132 million, and is expected to be recognized as expense over a weighted-average period of 2.4 years.

PSUs

The company did not grant PSUs during the three months ended March 31, 2016. As of March 31, 2016, the unrecognized compensation cost related to all unvested Baxalta and Baxter PSUs held by Baxalta’s employees totaled $2 million, and is expected to be recognized as expense over a weighted-average period of less than one year.

NOTE 13

LEGAL PROCEEDINGS

The company is involved in product liability, patent, commercial, and other legal matters that arise in the normal course of the company’s business. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. As of March 31, 2016, the company’s total recorded reserves with respect to legal matters were $23 million and were primarily reported in other long-term liabilities.

Management is not able to estimate the amount or range of any loss for certain contingencies for which there is no reserve or additional loss for matters already reserved. While the liability of the company in connection with the claims cannot be estimated and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s consolidated financial position. While the company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may incur material judgments or enter into material settlements of claims.

The company remains subject to the risk of future administrative and legal actions. With respect to governmental and regulatory matters, these actions may lead to product recalls, injunctions, and other restrictions on the company’s operations and monetary sanctions, including significant civil or criminal penalties. With respect to intellectual property, the company may become exposed to significant litigation concerning the scope of the company’s and others’ rights. Such litigation could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations.

NOTE 14

AGREEMENTS AND TRANSACTIONS WITH BAXTER

Separation-Related Agreements with Baxter

In connection with the separation, the company entered into a manufacturing and supply agreement, transition services agreement and international commercial operations agreement with Baxter.

Under the terms of the manufacturing and supply agreement, Baxalta manufactures certain products and materials and sells them to Baxter at an agreed-upon price reflecting Baxalta’s cost plus a mark-up for certain products and materials. As a result, the company has recorded revenues associated with the manufacturing and supply agreement during the three months ended March 31, 2016 that were not recorded during the three months ended March 31, 2015. Revenues associated with the manufacturing and supply agreement with Baxter were $41 million during the three months ended March 31, 2016. The manufacturing and supply agreement did not contribute a significant amount of gross margin or net income to the company’s results of operations during the three months ended March 31, 2016.

Under the terms of the transition services agreement, Baxalta and Baxter provide various services to each other on an interim, transitional basis. The services provided by Baxter to Baxalta include certain finance, information technology, human resources, quality, supply chain and other administrative services and functions, and are generally provided on a cost-plus basis. The services generally extend for approximately 2 years following the separation except for certain information technology services that may extend for 3 years following the separation. During the three months ended March 31, 2016, the company incurred selling, general and administrative expenses of approximately $30 million associated with the transition services agreement with Baxter.

For a certain portion of the company’s operations, the legal transfer of Baxalta’s net assets did not occur by the separation date of July 1, 2015 due to the time required to transfer marketing authorizations and other regulatory requirements in certain countries. Under the terms of the international commercial operations agreement with Baxter, the company is responsible for the business activities conducted by Baxter on its behalf, and is subject to the risks and entitled to the benefits generated by these operations and assets. As a result, the related assets and liabilities and results of operations have been reported in the company’s condensed consolidated and combined financial statements.

In February 2016, the transfer of certain of these operations to Baxalta was completed. A majority of the remaining operations held by Baxter as of March 31, 2016 are expected to be transferred by the end of 2016.

Net sales related to operations not transferred to Baxalta and held by Baxter totaled approximately $121 million for the three months ended March 31, 2016. At March 31, 2016 and December 31, 2015, the assets and liabilities consisted of inventories, which are reported in inventories on the condensed consolidated balance sheets, as well as other assets and liabilities, which are reported in due to or from Baxter within the condensed consolidated balance sheets.

The company and Baxter also entered into a separation and distribution agreement, tax matters agreement, an employee matters agreement and a long-term services agreement in connection with the separation.

The following is a summary of the amounts in the condensed consolidated balance sheets due to or from Baxter, including the assets and liabilities of certain of the company’s operations that have not yet transferred to Baxalta and are held by Baxter as of the balance sheet date:

(in millions)	March 31, 2016	December 31, 2015

Inventories	$29	$101

Assets to be transferred to Baxalta, held by Baxter	$97	$236
Other amounts due from Baxter	324	161

Due from Baxter	$421	$397

Liabilities to be transferred to Baxalta, held by Baxter	$10	$46
Other amounts due to Baxter	433	226

Due to Baxter	$443	$272

The decreases in inventories and assets and liabilities to be transferred to Baxalta, held by Baxter were primarily due to completion of the legal transfer of certain operations during the three months ended March 31, 2016.

Other amounts due to or from Baxter primarily relate to intercompany balances which originated prior to the separation and ongoing transactions with Baxter associated with the separation-related agreements described above, including current tax-related indemnification liabilities of $4 million and $75 million as of March 31, 2016 and December 31, 2015, respectively, and long-term tax-related indemnification liabilities of $69 million and $51 million as of March 31, 2016 and December 31, 2015, respectively. Certain indemnification liabilities classified as short-term as of December 31, 2015 were settled during the three months ended March 31, 2016 or were reclassified to long-term as of March 31, 2016 due to changes in the estimated date of resolution. The company recorded a gain in other (income) expense, net of $20 million during the three months ended March 31, 2016 following the settlement of an indemnification liability with Baxter.

Corporate Overhead and Other Allocations from Baxter Prior to Separation

During the three months ended March 31, 2015, the company did not operate as a standalone business and had various relationships with Baxter whereby Baxter provided services to the company. In the financial statements prior to the separation, Baxter provided the company certain services, which included, but were not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The financial information in the combined financial statements for the three months ended March 31, 2015 did not necessarily include all the expenses that would have been incurred had the company been a separate, standalone entity. Baxter charged the company for these services based on direct and indirect costs. When specific identification was not practicable, a proportional cost method was used, primarily based on sales, headcount, or square footage. These allocations were reflected as follows during the three months ended March 31, 2015:

(in millions)	Three months ended March 31, 2015
Cost of sales allocations	$9
Selling, general and administrative allocations	122
Research and development allocations	1

Total corporate overhead and other allocations from Baxter	$132

Management believes that the methods used to allocate expenses to the company’s historical financial statements were reasonable.

NOTE 15

DISCONTINUED OPERATIONS

In December 2014 and August 2015, the company completed the divestitures of its commercial vaccines business and certain vaccines-related R&D programs, respectively. The three months ended March 31, 2015 includes a net after-tax gain of $9 million as a result of a purchase price adjustment related to the December 2014 divestiture of the commercial vaccines business.

As a result of the divestitures, the operations and cash flows of the vaccines business were eliminated from the ongoing operations of the company. The company’s results did not include income from discontinued operations during the three months ended March 31, 2016. Following is a summary of the operating results and gain on the sale of the vaccines business during the three months ended March 31, 2015, which have been reflected as discontinued operations.

	Three months ended March 31,
(in millions)	2016	2015
Net sales	$—	$1
Income from discontinued operations before income taxes, excluding gain on sale	—	1
Gain on sale before income taxes	—	10
Income tax expense	—	(1)

Income from discontinued operations, net of taxes	$—	$10

The exchange agent for the exchange offer is:

Computershare Trust Company, N.A.

The letter of transmittal and certificates evidencing shares of Baxter common stock and any other required documents should be sent or delivered by each stockholder or broker, dealer, commercial bank, trust company or other nominee to the exchange agent, Computershare Trust Company, N.A., at one of its addresses set forth in the instructions booklet to the letter of transmittal. Notices of guaranteed delivery and notices of withdrawal may be sent to the exchange agent by facsimile transmission at (617) 360-6810, and the receipt of such facsimile transmission may be confirmed by telephone at (781) 575-2332.

Questions or requests for assistance may be directed to the information agent at the addresses and telephone numbers listed below. Additional copies of this prospectus and the applicable letter of transmittal and instructions thereto may be obtained from the information agent. A stockholder may also contact brokers, dealers, commercial banks, trust companies or similar institutions for assistance concerning the exchange offer.

The information agent for the exchange offer is:

D.F. King & Co., Inc.

48 Wall Street, New York, NY 10005

1-800-622-1649 (toll-free in the United States)

1-212-269-5550 (for banks and brokers)

The dealer manager for the exchange offer is:

J.P. Morgan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Baxalta’s amended and restated certificate of incorporation includes such an exculpation provision. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws include provisions that require Baxalta to indemnify, to the fullest extent allowable under the DGCL, the directors and officers of Baxalta or any of its subsidiaries. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws also provide that Baxalta must pay the expenses incurred by the indemnified person in defending or otherwise participating in any proceeding in advance of its final disposition, subject to Baxalta’s receipt of an undertaking from the indemnified party that such party will repay such amount if it is ultimately determined that such party is not entitled to be indemnified by Baxalta. Baxalta’s amended and restated certificate of incorporation expressly authorizes Baxalta to carry insurance to protect Baxalta’s directors and officers against liability asserted against them or incurred by them in any such capacity.

The registrant has entered into indemnification agreements with its directors and officers. Subject to certain limited exceptions, under these agreements, the registrant will be obligated, to the fullest extent authorized by the DGCL, to indemnify such directors and officers against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the registrant or were officers, directors, employees or agents of any other corporation or enterprise of which they were serving at the request of the registrant. The registrant also maintains liability insurance for its directors and officers in order to limit its exposure to liability for indemnification of such persons.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See Exhibit Index.

(b)	Financial Statement Schedules

None.

ITEM 22.	UNDERTAKINGS

(A) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the Securities Act) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(B) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(C) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 4 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bannockburn, State of Illinois, on May 12, 2016.

Baxalta Incorporated

By:	/s/ Ludwig N. Hantson
Name: Ludwig N. Hantson, Ph.D.
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on May 12, 2016.

Signature	Title

* Ludwig N. Hantson, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)

* Robert J. Hombach	Executive Vice President, Chief Financial Officer and Chief Operations Officer (principal financial officer)

* John A. McCoy	Senior Vice President and Controller (principal accounting officer)

* Wayne T. Hockmeyer, Ph.D.	Chairman of the Board

* Blake E. Devitt	Director

* Karen J. Ferrante, M.D.	Director

* John D. Forsyth	Director

Signature	Title

* Gail D. Fosler	Director

* James R. Gavin III, M.D., Ph.D.	Director

* François Nader, M.D.	Director

* Albert P.L. Stroucken	Director

*By:	/s/ Stephanie D. Miller
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Separation and Distribution Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

2.2	Agreement and Plan of Merger, dated as of January 11, 2016, among Shire plc, BearTracks, Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Baxalta Incorporated, filed January 11, 2016).

3.1	Amended and Restated Certificate of Incorporation of Baxalta Incorporated (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

3.2	Certificate of Designation of Series A Junior Participating Preferred Stock of Baxalta Incorporated (incorporated by reference to Exhibit 3.1 to Baxalta Incorporated’s Registration Statement on Form 8-A filed June 30, 2015).

3.3	Amended and Restated Bylaws of Baxalta Incorporated (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

4.1	Shareholder’s and Registration Rights Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

4.2	Indenture between Baxalta Incorporated and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of June 23, 2015 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K of Baxalta Incorporated, filed June 23, 2015).

4.3	First Supplemental Indenture, to the Indenture dated as of June 23, 2015, between Baxalta Incorporated and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of June 23, 2015 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K of Baxalta Incorporated, filed June 23, 2015).

4.4	Registration Rights Agreement, dated as of June 23, 2015, by and among Baxalta Incorporated, Baxter International Inc. and Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and UBS Securities LLC as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to Current Report on Form 8-K of Baxalta Incorporated, filed June 23, 2015).

5.1**	Opinion of Stephanie D. Miller regarding the validity of the common stock.

8.1*	Opinion of KPMG LLP, dated June 30, 2015.

8.2*	Opinion of KPMG LLP, dated May 12, 2016.

C 10.1	Form of Severance Agreement (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form 10 of Baxalta Incorporated, filed April 10, 2015).

10.2	Transition Services Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

10.3	Tax Matters Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

10.4	Manufacturing and Supply Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

Exhibit No.	Description

10.5	Employee Matters Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

10.6	Trademark License Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

10.7	International Commercial Operations Agreement, dated as of June 30, 2015, by and among Baxalta World Trade LLC, Baxalta GmbH, Baxalta Holding B.V., Baxter World Trade Corporation, Baxter Healthcare SA and Baxter Holding B.V. (incorporated by reference to Exhibit 10.6 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

10.8	Long Term Services Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.7 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

10.9	Galaxy License Agreement, dated as of June 30, 2015, by and among Baxter International Inc., Baxter Healthcare SA and Baxalta Incorporated (incorporated by reference to Exhibit 10.8 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

C 10.10	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form 10 of Baxalta Incorporated, filed April 10, 2015).

10.11	Office Lease Agreement, dated February 20, 2015, between Hub Mid-West LLC and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the Registration Statement on Form 10 of Baxalta Incorporated, filed May 29, 2015).

C 10.12	Baxalta Incorporated 2015 Incentive Plan (incorporated by reference to Exhibit 4.1 to Baxalta Incorporated’s Registration Statement on Form S-8, File No. 333-205329 filed June 29, 2015).

10.13	Five-Year Credit Agreement, dated as of July 1, 2015, among Baxalta Incorporated as Borrower, JPMorgan Chase Bank, National Association, as Administrative Agent and certain other financial institutions named therein (incorporated by reference to Exhibit 10.9 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

C 10.14	2015 Baxalta Incorporated Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.10 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

C 10.15	First Amendment to the Non-Employee Director Compensation Plan of Baxalta Incorporated (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K of Baxalta Incorporated, filed April 7, 2016).

C 10.16	Baxalta Incorporated Directors’ Deferred Compensation Plan (incorporated by reference to Exhibit 10.11 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

C 10.17	Baxalta Incorporated and Subsidiaries Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 to Baxalta Incorporated’s Registration Statement on Form S-8, File No. 333-205330 filed June 29, 2015).

C 10.18	Baxalta Incorporated and Subsidiaries Supplemental Pension Plan (incorporated by reference to Exhibit 10.15 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

C 10.19	Form of Severance Agreement entered into with executive officers (incorporated by reference to Exhibit 10.16 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

C 10.20	Baxalta Incorporated Equity Plan (incorporated by reference to Exhibit 10.17 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

Exhibit No.	Description

10.21	Amendment No. 1 to Five-Year Credit Agreement, dated as of November 12, 2015, among Baxalta Incorporated as Borrower, JPMorgan Chase Bank, National Association, as Administrative Agent and certain other financial institutions named therein (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q of Baxalta Incorporated, filed November 12, 2015).

C 10.22	Amendment to Form of Severance Agreement entered into with executive officers, effective as of November 11, 2015 (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q of Baxalta Incorporated, filed November 12, 2015).

10.23	Letter Agreement, dated as of January 11, 2016, among Baxter International Inc., Shire plc and Baxalta Incorporated (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K of Baxalta Incorporated, filed January 11, 2016).

C 10.24	Form of Severance Agreements Amendment between Baxalta Incorporated and certain of Baxalta Incorporated’s executive officers (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K of Baxalta Incorporated, filed January 11, 2016).

12*	Computation of Ratio of Earnings to Fixed Charges.

15*	Letter Re Unaudited Interim Financial Information of Baxter International Inc.

21.1	Subsidiaries of Baxalta Incorporated (incorporated by reference to Exhibit 21 to Annual Report on Form 10-K of Baxalta Incorporated, filed March 3, 2016).

23.1*	Consent of PricewaterhouseCoopers LLP (with respect to Baxalta).

23.2*	Consent of PricewaterhouseCoopers LLP (with respect to Baxter).

23.3**	Consent of Stephanie D. Miller (included in Exhibit 5.1 above).

23.4*	Consent of KPMG LLP (included in Exhibit 8.2 above).

24.1**	Powers of Attorney (included on signature pages to initial filing of this Registration Statement on Form S-4 on March 21, 2016).

99.1**	Form of Letter of Transmittal

99.2**	Instructions for Letter of Transmittal

99.3**	Form of Notice of Guaranteed Delivery

99.4**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.5**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.6**	Form of Notice of Withdrawal

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

*	Filed herewith.
**	Previously filed.
C	Management contract or compensatory plan or arrangement.